As filed with the Securities and Exchange Commission on August 14, 2000
                                                          SEC File No. 333-95213
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            -------------------------
                            PEASE OIL AND GAS COMPANY
             (Exact name of registrant as specified in its charter)

         Nevada                            1311                   87-0285520
 ------------------------------  ---------------------------  ------------------
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer
 incorporation or organization)  Classification Code No.)    Identification No.)

                            CARPATSKY PETROLEUM INC.
              ----------------------------------------------------
                          (a corporation to be formed)
             (Exact name of registrant as specified in its charter)

        Delaware                          1311                To be applied for
 ------------------------------  ---------------------------  -----------------
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer
 incorporation or organization)  Classification Code No.)    Identification No.)

                                                      Patrick J. Duncan
   751 Horizon Court, Suite 203                 751 Horizon Court, Suite 203
        P.O. Box 60219                                 P.O. Box 60219
Grand Junction, Colorado 81506-8758          Grand Junction, Colorado 81506-8758
       (970) 245-5917                               Phone: (970) 245-5917
 ----------------------------------      ---------------------------------------
(Address, including ZIP Code, (Name, address, including ZIP Code, and and telephone number, including telephone number, including area code, area code, of registrant's of agent for service) principal executive offices)
                                   Copies to:

           Alan W. Peryam, Esq.                    George G. Young III, Esq.
           Alan W. Peryam, LLC                     Haynes and Boone, L.L.P.
     1120 Lincoln Street, Suite 1000              1000 Louisiana, Suite 4300
       Denver, Colorado 80203-2138                   Houston, Texas 77002
                                                     Phone: (713) 547-2081
                                                      Fax: (713) 236-5699

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                               Calculation of Registration Fee

                                                                Proposed             Proposed
                                                                 maximum              maximum             Amount of
  Title of each class of                    Amount to           offering             aggregate          registration
securities to be registered               be registered      price per unit       offering price            fee
---------------------------               -------------      --------------       --------------        ------------
Common Stock, $0.001 par value(1) ....      44,959,582(2)        $0.359375(4)      $16,157,350(2)          $4,265.54(6)

Preferred Stock, $0.001 par value ....     102,410,000(3)        $0.359375(5)      $10,393,484(3)(5)       $2,743.88(6)
                                           -----------          ----------          ----------            --------
         Total .......................          --                  --             $26,550,825             $7,009.42(6)

(1) Includes subscription interests in Carpatsky Petroleum Inc., a company to be incorporated in the state of Delaware, pursuant to the continuance described herein.
(2) Represents: the maximum number of shares of Pease common stock issuable in connection with the merger in exchange for Carpatsky common shares.
(3) Includes 28,921,000 shares of common stock of Pease which may be issued from time to time upon conversion of the preferred stock and an indeterminate number of shares issuable pursuant to anti-dilution provisions of the preferred stock.
(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) adopted under the Securities Act based on the market price of Registrant's common shares to be issued in the merger.
(5) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) adopted under the Securities Act based on the market price of Registrant's common shares into which the preferred stock is convertible.
(6)  A registration fee of $7,850.55 has been previously paid.

--------------------------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

                  Subject to completion, dated August 14, 2000

     The information in this proxy statement and prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




     Carpatsky Petroleum Inc.                 Pease Oil and Gas Company
             [logo]                                     [logo]




                        SPECIAL MEETINGS OF SHAREHOLDERS
                 MERGER PROPOSAL -- YOUR VOTE IS VERY IMPORTANT


     The boards of directors of Carpatsky Petroleum Inc. and Pease Oil and Gas Company have unanimously approved a merger and related transactions which, if completed, will result in Carpatsky becoming a wholly-owned subsidiary of Pease. The combined company will be named Radiant Energy, Inc.

     If the merger is completed, each Carpatsky common share will be converted into .57842 shares of Radiant Energy common stock and each Carpatsky preferred share will be converted into 1.07292 shares of Radiant Energy preferred stock. Holders of common stock of Pease will continue to own their common stock after the merger. Based on the stock outstanding on July 31, 2000, Radiant Energy will issue approximately 45.0 million shares of common stock and 102.4 million shares of preferred stock to former Carpatsky shareholders, representing 87.5% of our fully- diluted common stock and all of our preferred stock following the merger.

     We are asking the holders of common shares and preferred shares of Carpatsky to vote to approve the merger and related transactions and the holders of common stock of Pease to vote to approve amendments to our articles of incorporation and to elect directors. Whether or not you plan to attend your meeting, please take the time to vote on the proposals submitted to shareholders at your meeting by completing and mailing the appropriate enclosed proxy card.

     The dates, times and places of the special meetings are as follows:


     For shareholders of                         For shareholders of
     Carpatsky Petroleum Inc.:                   Pease Oil and Gas Company:
     ____________, 2000, 10:00                   _________________, 2000, 9:00
     a.m., local time                            a.m., local time
     1210 606-4th St. S.W.                       __________________________
     Calgary, AlbertaT2P 1T1                     Houston, Texas 770 [  ]



     Carpatsky Petroleum Inc.              Pease Oil and Gas Company
          Douglas G, Manner                     Patrick J. Duncan
     Chief Executive Officer               President and Chief Financial Officer

                              --------------------
     For a description of risk factors and other significant considerations in connection with the merger and related matters described in this document, see "Risk Factors" beginning on page 8.
                              --------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or passed upon the adequacy or accuracy of this proxy statement and prospectus. Any representation to the contrary is a criminal offense. No securities commission or similar authority in Canada has in any way passed on the merits of the securities offered under this proxy statement and prospectus and any representation to the contrary is an offense.


        This proxy statement and prospectus is dated ____________, 2000, and is first being mailed to shareholders on or about ______________, 2000.

                            CARPATSKY PETROLEUM INC.
                             1331 Lamar, Suite 1450
                              Houston, Texas 77010

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD _______, 2000

To the Shareholders of Carpatsky Petroleum Inc.:

     A special meeting of shareholders of Carpatsky Petroleum Inc. will be held on , ---------------------------------------------- 2000, at 10:00, a.m., local time, at 1210 606-4th St. S.W., Calgary, Alberta, Canada T2P 1T1, to consider and vote upon ------------------------- the following matters:

     1. A proposal to adopt a special resolution in the form set forth on page 15, the effect of which will change the law under which Carpatsky is organized from Alberta, Canada to the state of Delaware, United States of America. If the special resolution is adopted, Carpatsky will become a Delaware corporation and each outstanding Carpatsky common and preferred share, other than shares for which appraisal rights are perfected under Alberta law, will become one share of common or preferred stock of the Delaware corporation.

     2. A proposal to approve the Amended and Restated Agreement and Plan of Merger, dated August 11, 2000, among Carpatsky, Pease and a wholly-owned subsidiary of Pease, and the related merger described in this proxy statement and prospectus.

     3. To conduct any other business which may properly come before the special meeting or any adjournment or postponement of the special meeting.


     The board of directors has fixed the close of business on ________ , 2000 as the record date for determining shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. A list of shareholders entitled to vote on the merger agreement will be kept at [ ] for ten days before the meeting.

                                      BY ORDER OF THE BOARD OF DIRECTORS



                                      ----------------------------------------
                                      Secretary
________, 2000


     To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying proxy statement and prospectus at any time before it has been voted at the special meeting. Any shareholder attending the special meeting may vote in person even if that shareholder has returned a proxy.

                            PEASE OIL AND GAS COMPANY
                          751 Horizon Court, Suite 203
                       Grand Junction, Colorado 81506-8758

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            TO BE HELD _______, 2000

To the Shareholders of Pease Oil and Gas Company:

     A special meeting of shareholders of Pease Oil and Gas Company will be held at 9:00 a.m., local time, on _____________, 2000 at ___________, Houston, Texas, to consider and vote upon the following matters:

     1. A proposal to approve and adopt amended and restated articles of incorporation, pursuant to which:

          o    our name will be changed to "Radiant Energy, Inc.," and

          o the number of shares of our authorized common stock will be increased to 150,000,000 and the number of shares of our authorized preferred stock will be increased to 200,000,000.

     2. The election of a board of directors composed of the following five persons:

                           Class I:     B. Dee Davis
                           Class II:    Dr. Jack Birks and Patrick J. Duncan
                           Class III:   J. P. Bryan and Douglas G. Manner

     3. To conduct any other business which may properly come before the special meeting or any adjournment or postponement of the special meeting.

     The board of directors has fixed the close of business on , 2000 as the record date for determining shareholders entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting.

                                       BY ORDER OF THE BOARD OF DIRECTORS




                                       Patrick J. Duncan
                                       President
________, 2000


     To assure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may revoke your proxy in the manner described in the accompanying proxy statement and prospectus at any time before it has been voted at the special meeting. Any shareholder attending the special meeting may vote in person even if that shareholder has returned a proxy.

                       WHERE YOU CAN FIND MORE INFORMATION

Available Information

     Pease files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed with the SEC by Pease at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located in New York, New York and Chicago, Illinois. You may obtain further information on the operation of the SEC's Public Reference Room by calling 1-800- SEC-0330. Pease's filings are also available to you without charge from the SEC's web site at http://www.sec.gov.

     The SEC allows Pease to incorporate by reference information from the documents it files with them. This means that Pease can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement and prospectus, and information that Pease later files with the SEC will automatically update and supersede this information. Specifically, Pease incorporates by reference the documents listed below and any future filings Pease makes with the SEC prior to the date of the meetings, including any filings Pease makes prior to the effectiveness of the registration statement, under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934:

     o    Annual Report on Form 10-KSB for the year ended December 31, 1999;

     o    Quarterly  Report on Form 10-QSB for the quarter ended March 31, 2000;
          and

     o Current Report on Form 8-K filed on January 12, 2000.

     Carpatsky files annual audited and quarterly unaudited financial statements, information circulars relating to shareholder meetings and other information and reports with the Alberta Securities Commission. You may read and copy documents maintained by the Alberta Securities Commission in its public files located at Fourth Floor, 300-5th Avenue S.W., Calgary, Alberta T2P 3C4. Information filed electronically with the Alberta Securities Commission may also be obtained at http://www.sedar.com.

     This proxy statement and prospectus is part of a registration statement on Form S-4 filed by Pease and Carpatsky with the SEC under the Securities Act of 1933 with respect to this offering of common and preferred stock. This proxy statement and prospectus does not contain all of the information filed with the SEC. This proxy statement and prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may request a copy of this information at no cost by writing or telephoning us at the following addresses:

       Pease Oil and Gas Company                   Carpatsky Petroleum Inc.
       751 Horizon Court, Suite 203                1331 Lamar, Suite 1455
       Grand Junction, Colorado  81506             Houston, Texas  77010
       Phone:  (970) 245-5917                      Phone:  (713) 650-1025

     The meetings to approve the merger and related transactions will be held on __________, 2000 and you must make your decision of whether or not to approve the transactions by that date. To obtain timely delivery of the requested information, you must request this information by ________, 2000, or the date that is no later than five business days before the date of your meeting.

     You should rely only on the information contained or incorporated by reference in this proxy statement and prospectus or any supplement to vote on the merger and related transactions. We have not authorized anyone else to provide you with different information. You should not assume that the information included in this proxy statement and prospectus or any documents incorporated by reference herein is accurate as of any date other than the date on the front of such documents.

                                TABLE OF CONTENTS
                                                                            Page

Where You Can Find More Information..........................................  i
Questions and Answers About the Pease and Carpatsky Merger...................  1
Summary......................................................................  2
         Summary Historical and Pro Forma Financial Data.....................  6
Risk Factors.................................................................  8
Forward-Looking Statements................................................... 14
The Special Meetings......................................................... 15
The Continuance And Merger................................................... 20
         Federal Income Tax Considerations in the United States.............. 26
         Tax Consequences of Ownership and Disposition of Our
            Stock by Canadian Holders ....................................... 28
         Income Tax Considerations in Canada................................. 29
The Merger Agreement......................................................... 32
Selected Financial Data of Pease............................................. 35
Pease Management's Discussion and Analysis of Financial
         Conditions and Results of Operations................................ 36
Selected Financial Data of Carpatsky......................................... 44
Carpatsky Management's Discussion and Analysis of Financial
         Conditions and Results of Operations................................ 45
Comparative Per Share Data................................................... 49
Comparative Per Share Market Price and Related Shareholder Matters........... 50
Pro Forma Combined Financial Information..................................... 51
Business of Pease............................................................ 56
Business of Carpatsky........................................................ 63
Republic of Ukraine.......................................................... 69
Material Contracts Between Pease and Carpatsky............................... 74
Security Ownership of Management and Certain Beneficial Owners of Pease...... 75
Security Ownership of Management and Certain Beneficial Owners of Carpatsky.. 77
Directors and Executive Officers............................................. 78
Certain Relationships and Related Transactions of Pease...................... 80
Certain Relationships and Related Transactions of Carpatsky.................. 81
Description of Capital Stock................................................. 83
Comparison of Rights of Holders of Carpatsky, Pease and
         Radiant Energy Common Stock......................................... 85
Legal Opinions............................................................... 88
Experts...................................................................... 88
Glossary of Oil and Gas Term................................................. 89
Index to Consolidated Financial Statements...................................F-1

Appendix A - Amended Agreement and Plan of Merger [see Exhibit 2.3]
Appendix B - Opinion of Houlihan Smith & Company, Inc.
Appendix C - Sections of the Corporation Law of Alberta relating to dissenters' rights for Carpatsky shareholders Appendix D - Sections of the General Corporation Law of Delaware relating to dissenters' rights for Carpatsky shareholders

                              QUESTIONS AND ANSWERS
                      ABOUT THE PEASE AND CARPATSKY MERGER



Q:   What is being proposed at the meetings?

A: The boards of directors of Carpatsky and Pease have unanimously approved a series of transactions which, when completed, will result in the following:

     o    Carpatsky will become a wholly owned subsidiary of Pease;

     o    Carpatsky shareholders will become Pease shareholders;

     o Carpatsky's nominees will be elected to four of five seats on our board of directors;

     o    Our combined company will be renamed Radiant Energy, Inc.

Q:   Will this change the business of Pease?

A: Yes. Currently, Pease's operations focus on the exploration and development of oil and gas properties located in the Gulf Coast area. After the merger, we will focus our business activities primarily on operations in the Republic of Ukraine.

Q:   What do I need to do now?

A: Carefully read and consider the information contained in this document, and fill out and sign your proxy card. Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the meetings. Your proxy card will instruct the persons named on the card to vote your shares at the meeting as you direct on the card.

Q: If my broker holds my shares in nominee or "street name," will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. You should therefore provide your broker with instructions on how to vote your shares.

Q:   May I change my vote after I have mailed my signed proxy card?

A: Yes, you may change your vote up to the time it is cast at the special meeting. We have provided instructions for changing your vote under the caption "The Special Meetings--Procedures for Revocation of Proxies."

Q:   Should I send in my stock certificates now?

A: No. If the merger is completed, we will send written instructions to Carpatsky shareholders for exchanging their certificates. Pease shareholders will keep their existing certificates. However, Pease shareholders may elect to surrender their stock certificates in exchange for certificates reflecting the name Radiant Energy.

Q: When will Carpatsky shareholders be permitted to sell the shares they receive in the merger?

A: Immediately following the merger, Carpatsky shareholders will be entitled to sell the Radiant Energy common stock or preferred stock received in the merger, unless they are an "affiliate" of Carpatsky immediately before the merger or of Radiant Energy following the merger.

Q:   When do you expect the merger to be completed?

A: We expect to complete the merger shortly after receiving shareholder approval at the meetings.

Q.   Who can help answer my questions about the merger?

A.   If you have more questions about the merger:

     Pease shareholders should contact:

         Pease Oil and Gas Company
         751 Horizon Court, Suite 203
         Grand Junction, CO 81506
         Attention: Patrick J. Duncan
         Telephone: (970) 245-5917

     Carpatsky shareholders should contact:

         Carpatsky Petroleum Inc.
         1331 Lamar, Suite 1450
         Houston, TX 77010
         Attention: Robert Bensh
         Telephone:  (713) 756-7029

     Carpatsky's registered office in Canada is:

         1210, 606-4th Street S.W.
         Calgary, Alberta
         T2P 1T1

                                     SUMMARY

     This summary highlights selected information from this proxy statement and prospectus and may not contain all of the information that is important to you. To understand the merger and related transactions fully and for a more complete description of the legal terms of the transactions, you should read carefully this entire proxy statement and prospectus and the documents to which we have referred you. We have provided definitions of terms used to describe oil and gas reserves and our ownership in those reserves under "Glossary of Oil and Gas Terms." References to "we," "us" or "our" refer to Pease before the merger and Radiant Energy thereafter.

                                  The Companies

     Carpatsky. Carpatsky holds interests in two producing oil and gas fields in Ukraine. As of December 31, 1999, Carpatsky had estimated net proved reserves of 86 MBbls of oil and 229 MMcf of natural gas in the Bitkov field, located in Eastern Ukraine, and had estimated net proved reserves of 113 MBbls of condensate and 15.6 Bcf of natural gas in the RC field, located in Western Ukraine. Carpatsky's address and phone number is:

Carpatsky Petroleum Inc.
1331 Lamar, Suite 1450
Houston, Texas 77010
(713) 756-7029

     Pease. Pease owns working interests in two producing oil and gas fields in southern Louisiana and a 12.5% working interest in a proprietary 3-D seismic data project covering approximately 130,000 acres in Texas. Pease had estimated net proved reserves of approximately 334 MBbls of oil and 1.4 Bcf of natural gas at December 31, 1999. Pease's address and phone number is:

Pease Oil and Gas Company,
751 Horizon Court, Suite 203,
Grand Junction, Colorado 81506,
(970) 245-5917

                            Business After the Merger

     Following the merger, we intend to devote substantially all of our business activities to developing our projects in Ukraine. We are proposing to merge because we believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, operational efficiencies, earning power and growth potential than either company would have on its own. Our ability to achieve these benefits depends upon our ability to integrate our businesses and other risks described under "Risk Factors."

                                 The Continuance
                                    (Page 32)

     A continuance is a transaction permitted by Delaware and Alberta law pursuant to which Carpatsky will change its state of incorporation from the province of Alberta to Delaware. Under Delaware law, following the continuance, Carpatsky will be deemed to have been a Delaware corporation since the date of its incorporation in Alberta, and shareholders of the continued Carpatsky will be deemed to have been shareholders of the continued Carpatsky from the date they initially acquired their Carpatsky shares.

                                   The Merger
                                    (Page 20)

     What Shareholders of Carpatsky Will Receive in the Merger (Page 32). Except for shares as to which appraisal rights are perfected, each Carpatsky common share will be converted into .57842 shares of our common stock and each Carpatsky preferred share will be converted into 1.07292 shares of our preferred stock. Carpatsky shareholders will receive cash in lieu of any fractional shares of our stock.

     Exchange of Our Preferred Stock. In connection with the merger, several holders of our preferred stock will exchange approximately 27,000 shares of their preferred stock for approximately 2.3 million shares of common stock, representing 57%, of our currently outstanding common stock. This exchange will occur on the day before the record date for the merger. The holders of our preferred stock have agreed to exchange all the remaining shares of their preferred stock for approximately 6.6 million shares of common stock immediately following the closing of the merger.

     The holders of our preferred stock have agreed to accept less common stock in the exchange than they would have received if they converted their preferred stock pursuant to its conversion terms. In total, holders of our preferred stock will receive 8,865,665 shares of our common stock in exchange for their preferred stock, representing 10.5% of our common stock immediately following the merger. The conversion terms of our preferred stock provide that each share of our outstanding preferred stock is convertible into a number of shares of common stock having a market value of $66.67 immediately prior to the conversion. Based on the closing price of our common stock on July 31, 2000 of $.32, our preferred stock is currently convertible into 22 million shares of common stock, which would represent 93% of our common stock immediately following the conversion.

     Ownership Following the Merger. Following the merger, our common stock will be owned by the following persons, assuming all of our preferred stock is exchanged for common stock:

     Former Carpatsky shareholders................................... 87.5%
     Former Pease preferred shareholders............................. 10.5%
     Pease common shareholders.......................................    2%

                     Amendments to Articles of Incorporation

     Our articles of incorporation do not currently provide for enough common and preferred stock to cover the shares we would be obligated to issue in the merger and in exchange for our outstanding preferred stock. We are therefore proposing to amend our articles of incorporation to authorize the issuance of

150,000,000 shares of common stock and 200,000,000 shares of preferred stock. We are also proposing to change our name to Radiant Energy, Inc.

                              Election of Directors
                                    (Page 78)

     In connection with the merger, we will elect a new board of directors. These directors and their principal employment is described below:


J.P. Bryan.--Senior Managing Director of Torch
Energy Advisors Incorporated

Douglas G. Manner--President and CEO of
Bellwether Exploration Company and Carpatsky

Dr. Jack Birks--Retired

Patrick J. Duncan--President, Chief Financial Officer and Treasurer of Pease.

B. Dee Davis--Director of International Business
Development of Torch Energy Advisors Incorporated


      If the continuance and merger do not occur, our existing board of directors will continue in office.

                         Recommendation to Shareholders
                                    (Page 23)

     To Pease Shareholders. Pease's board of directors has unanimously approved the merger agreement, the merger and the amendments to our articles of incorporation, and recommends that each Pease shareholder vote to adopt our restated articles of incorporation.

     To Carpatsky Shareholders. Carpatsky's board of directors has unanimously approved continuing the corporation in Delaware, the merger agreement and the merger, and recommends that Carpatsky shareholders vote to adopt and approve the continuation, the merger agreement and the merger.

                     Opinions of Pease's Financial Advisors
                                    (Page 23)

     Pease has received an opinion from its financial advisor, Houlihan Smith & Company, that the proposed merger is fair, from a financial point of view, to the Pease shareholders. The full text of this opinion is attached as Appendix B, which you should read carefully. The opinion of Houlihan Smith & Company is directed to the Pease board of directors and does not constitute a recommendation to any shareholder with respect to matters relating to the Pease proposals.

     Carpatsky has not requested a fairness opinion regarding the continuance and the merger, relying instead on the business judgment of its board of directors.

                      Comparative Market Price Information
                                    (Page 50)

     Pease common stock trades in the OTC Bulletin Board market. Until January 14, 1999, the common stock of Pease was traded on the Nasdaq Small Cap Market. The quoted bid price range for Pease common stock during 1999, and through July 31, 2000, ranged from a high bid of $1.00 to a low bid of $0.16.

     Carpatsky common shares are listed on the Canadian Venture Exchange in Canada. The quoted bid price range for Carpatsky common shares during 1999, and through January 21, 2000, ranged from a high bid of U.S.$0.16 to a low bid of U.S.$0.03. Trading in Carpatsky common shares on the Canadian Venture Exchange was suspended on January 22, for failure to file required financial statements. The bid prices have been converted from Canadian dollars based upon the exchange rate in effect on the applicable date.

     On May 26, 1999, the last full trading day prior to the public announcement of the merger, the closing bid price for our stock was:

      Carpatsky  . . . . . .   $.14

      Pease. . . . . . . . .   $.625

     Following the merger, our common stock will be listed on the Canadian Venture Exchange and traded on the OTC Bulletin Board.

                         Approval by Pease Shareholders
                                    (Page 16)

     The affirmative vote of holders of a majority of the outstanding shares of our common stock and our preferred stock, voting separately, is required to adopt our amended and restated articles of incorporation. The election of our directors is by a plurality vote of our common stock. The holders of our preferred stock, who will exchange a portion of their preferred stock for 57% of our common stock prior to the record date, have advised us that they will vote their common stock and preferred stock in favor of the amendments to our articles of incorporation and the election of the director nominees. In addition, the officers and directors of Pease, who together beneficially will own approximately 1.8% of our outstanding common stock after the exchange by our preferred shareholders, have advised us that they intend to vote in favor of the amendments to our articles of incorporation. Adoption of the amended and restated articles of incorporation and the election of the director nominees is therefore assured.

                       Approval by Carpatsky Shareholders
                                    (Page 16)

     The continuance must be approved by holders of two-thirds of the Carpatsky common and preferred shares, voting together as a class, represented at the meeting and voting on the special resolution. If the continuance is approved, the holders of a majority of the outstanding Carpatsky common and preferred shares, voting together as a class, must vote to approve the merger. The officers and directors of Carpatsky who together beneficially own common and preferred shares representing approximately 64% of the votes entitled to be cast have advised us that they intend to vote all shares which they beneficially own in favor of the matters to be presented to Carpatsky's shareholders. Shares beneficially owned by our officers and directors include shares owned by Bellwether Exploration Company, which owns all of the Carpatsky preferred shares and has agreed to vote in favor of the continuance and adoption of the merger agreement if the conditions to closing the merger are satisfied. Common and preferred shares held by Bellwether represent approximately 58% of the votes entitled to be cast at the special meeting.

                               Dissenters' Rights
                                    (Page 18)

     Carpatsky If you are a holder of record of Carpatsky common shares you will have the right to dissent to both the continuance and the merger. A detailed description of dissenters' rights is set forth under the caption "The Special Meetings--Carpatsky Dissenters' Rights."

     Pease Holders of Pease common stock and preferred stock will not have the right to dissent to the merger or related transactions.

                          Termination Fees and Expenses
                                    (Page 34)

     The merger agreement provides for payment of a termination fee of $250,000 by a party that supports or enters into a competing transaction.

                              Accounting Treatment
                                    (Page 31)

     The merger will be accounted for as a purchase transaction, with Carpatsky as the acquiror, in accordance with generally accepted accounting principles.

                         Material United States Federal
                            Income Tax Considerations
                                    (Page 26)

     The continuance and the merger will constitute a tax-free reorganization for United States income tax purposes. However, Carpatsky shareholders who are U.S. citizens or residents will be required to either elect to receive a deemed dividend or recognize gain as a result of the continuance. Shareholders of Carpatsky who are U.S. citizens or residents will not recognize a gain with respect to the shares of our common or preferred stock received by them in exchange for their Carpatsky common or preferred shares as a result of the merger. Pease shareholders will not recognize gain in connection with the merger.

                   Material Canadian Income Tax Considerations
                                    (Page 29)

     Holders of Carpatsky common shares residing in, or subject to the income tax authority of, Canada, will not recognize taxable income or loss for Canadian federal income tax purposes in connection with continuance of Carpatsky as a Delaware corporation and the merger.

                    Conditions of the Continuance and Merger
                                    (Page 33)

     The completion of the merger depends upon meeting a number of conditions, described in this proxy statement and prospectus, including:

o    approval by the shareholders of both Pease and Carpatsky;

o    the absence of any law or injunction that effectively prohibits the merger;

o the absence of material adverse changes to the businesses or assets of Pease or Carpatsky;

o the continued effectiveness of the registration statement filed with the SEC with respect to the shares of common and preferred stock to be issued to the Carpatsky shareholders in the merger;

o receipt of all necessary third party consents and all approvals from governmental authorities; and

o the absence of demands for appraisal by holders of more than .625% of Carpatsky common shares.

                              Regulatory Approvals
                                    (Page 31)

     The continuance of Carpatsky must be consented to by the Registrar of Corporations for Alberta, Canada. Both the continuance and the merger must be approved by the Canadian Venture Exchange.

                               Recent Developments

     Bellwether Investment. In December 1999, Bellwether Exploration Company purchased 95.45 million shares of a newly issued class of Carpatsky preferred shares and warrants to purchase 12.5 million Carpatsky common shares for one year at an exercise price of U.S.$.20 per share. The purchase price for the preferred shares and warrants was U.S.$4.0 million. The preferred shares are convertible into 50 million common shares.

     The preferred shares vote as a class with the common shares on all matters submitted to Carpatsky shareholders, including the election of directors. The preferred shares issued to Bellwether constitute a majority of the total number of votes which may be cast by shareholders. Therefore, Bellwether controls all matters voted on by Carpatsky shareholders which require a majority vote and can veto any other matters voted on by Carpatsky shareholders. In connection with this investment, Bellwether appointed a majority of Carpatsky's directors and executive officers.

     In the continuance and merger, Bellwether's preferred shares will be converted into 102.41 million shares of our preferred stock. This preferred stock will vote as a class with our common stock, and will entitle Bellwether to cast a majority of the votes on all matters submitted to Radiant Energy shareholders, including the election of directors. Bellwether will therefore control all matters voted on by our shareholders after the merger.

     Bellwether is an independent oil and gas company based in Houston, Texas. Bellwether's common stock is traded on the Nasdaq stock market under the symbol "BELW."

                                Fees and Expenses
                                    (Page 34)

     We anticipate approximately $350,000 of expenses will be incurred in connection with the merger.

     In accordance with the terms of his employment agreement, Patrick J. Duncan, President of Pease, will receive a termination payment equal to approximately $220,000 upon completion of the merger.

                             Summary of Risk Factors
                                 (Pages 8 to 14)

Risks Relating to the Merger

o Pease and Carpatsky have generated operating losses for each of the last two years. Both companies' auditors issued a qualified audit report.
o     The transaction may not close.
o The value of the consideration to be received by shareholders in the merger could decrease.

Risks Related to Our Business

o We will require additional financing to effect our business plan, which may be unavailable on acceptable terms.
o We will conduct most of our operations in Ukraine. There are risks in operating in Ukraine, including distributing and being paid for gas produced in Ukraine.
o We do not have any direct rights in the licence for the RC field. o Bellwether will control us. o We are subject to the risk of volatile oil and natural gas prices. o We will not control operations on our oil and gas properties and will be dependent upon the operators of our properties.
o    We will experience drilling and operating risks.
o We must continue to comply with significant amounts of governmental regulation.
o We must comply with environmental regulations.
o Our estimates of proved oil and gas reserves may be inaccurate and we may not ultimately realize the future net revenues stated in our reserve estimates.
o We will face substantial competition. o Our corporate charter includes anti-takeover provisions. o Our corporate charter limits director's liability. o There will be no dividends on our common stock. o The market price for our common stock following the merger is likely to be volatile. o Our common stock is a "penny stock."

                 Summary Historical and Pro Forma Financial Data

     Set forth below are summary historical financial and unaudited pro forma consolidated data of Pease and Carpatsky. The summary historical financial data is based upon the historical financial statements of Pease and Carpatsky, including the notes to those financial statements, included at the end of this proxy statement and prospectus, and should be read in conjunction with those financial statements. The summary unaudited pro forma combined condensed financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been reported had the merger been in effect during the periods presented or that may be reported in the future. The summary pro forma combined condensed financial statements, including the notes to those pro forma financial statements, are included in this proxy statement and prospectus.

                Pease Oil and Gas Company Summary Financial Data

                                                              Three Months
                                                             Ended March 31,                      Year Ended December 31,
                                                           --------------------            -----------------------------------
                                                           2000            1999            1999           1998            1997
                                                           ----            ----            ----           ----            ----
Statement of Operations Data:
     Revenue ........................................$    799,000    $    412,000    $  2,144,000    $  2,888,000    $  4,567,000
     Gross profit ...................................     636,000         328,000       1,739,000       1,268,000       2,040,000
     Income (loss) from operations ..................     211,000        (153,000)       (151,000)    (10,400,000)    (15,467,000)
     Net income (loss) ..............................     130,000        (232,000)       (465,000)    (10,627,000)    (15,895,000)
     Net income (loss) available to
       common shareholders ..........................      64,000        (298,000)       (731,000)    (12,685,000)    (15,985,000)
     Net income (loss) per common
       share ........................................        0.04           (0.18          (0. 3)           (7.99)         (12.21)
     Weighted average number of
       common shares outstanding ....................   1,731,000       1,626,000       1,684,000       1,588,000       1,309,000
Balance Sheet Data:
     Current assets .................................$  1,519,000    $  1,428,000    $  1,203,000    $  1,741,000    $  7,349,000
     Current liabilities ............................     317,000         558,000         281,000         639,000       2,054,000
     Working capital ................................   1,202,000         870,000         922,000       1,102,000       5,295,000
     Total assets ...................................   7,362,000       7,557,000       7,141,000       7,913,000      21,294,000
     Total liabilities ..............................   2,878,000       2,905,000       2,787,000       2,932,000       5,203,000
     Shareholders' Equity ...........................   4,484,000       4,652,000       4,354,000       4,981,000      16,091,000

                Carpatsky Petroleum Inc. Summary Financial Data
                                                                    Three Months
                                                             Ended March 31,                      Year Ended December 31,
                                                           --------------------            -----------------------------------
                                                           2000            1999            1999           1998            1997
                                                           ----            ----            ----           ----            ----
Statement of Operations Data:
     Net Revenue ....................................$    575,000    $    111,000    $    800,000    $    226,000    $     86,000
     Gross profit (loss) ............................     239,000         (59,000)       (217,000)        (83,000)          3,000
     Income (loss) from operations ..................  (1,040,000)       (348,000)     (6,018,000)       (972,000)       (831,000)
     Net income (loss) ..............................  (1,066,000)       (174,000)     (5,754,000)       (599,000)       (976,000)
     Net income (loss) per share ....................       (0.01)           --             (0.12)          (0.01)          (0.03)
     Weighted average number of
       common shares outstanding ....................  77,728,000      40,796,000      49,471,000      40,796,000      31,691,000
Other Financial Data:
     Ratio of combined fixed charges
       and preference dividends to
       earnings(1) ..................................        --              --              --              --              --
Balance Sheet Data:
     Current assets .................................$  2,654,000    $    226,000    $  4,024,000    $    208,000    $    343,000
     Current liabilities ............................   3,142,000       5,033,000       3,645,000       4,850,000       3,170,000
     Working capital (deficit) ......................    (488,000)     (4,807,000)        379,000      (4,642,000)     (2,827,000)
     Total assets ...................................   6,938,000       9,497,000       8,507,000       9,489,000       7,080,000
     Total liabilities ..............................   3,142,000       7,040,000       3,645,000       6,858,000       3,893,000
     Shareholders' Equity ...........................   3,796,000       2,457,000       4,862,000       2,631,000       3,187,000

------------

(1) Earnings were not sufficient to cover fixed charges and preference dividends by the amount of the net loss for each period.

                            Pease Oil and Gas Company
                                       and
                            Carpatsky Petroleum Inc.

               Summary Pro Forma Combined Condensed Financial Data


                                                                   Year Ended December 31, 1999
                                                    -------------------------------------------------------
                                                                                                 Pro Forma
                                                    Carpatsky       Pease         Adjustments    Combined
                                                    ---------       -----         -----------    ---------
Statement of Operations Data:
     Net revenue .................................$   800,000    $ 2,144,000    $                2,944,000
     Operating income (loss) ..................... (6,018,000)      (151,000)       417,000     (5,752,000)
     Net income (loss) ........................... (5,754,000)      (465,000)       775,000     (5,444,000)
     Income (loss) per share .....................      (0.12)         (0.43)                        (0.10)

Other Financial Data:
     Ratio of combined fixed charges and
       preference dividends to earnings
                                                                Three Months Ended March 31, 2000
                                                    -------------------------------------------------------
                                                                                                 Pro Forma
                                                    Carpatsky       Pease         Adjustments    Combined
                                                    ---------       -----         -----------    ---------

Statement of Operations Data:
     Net revenue .................................    575,000        799,000                     1,374,000
     Operating income (loss) ..................... (1,040,000)       211,000         94,000       (735,000)
     Net income (loss) ........................... (1,066,000)       130,000        183,000       (753,000)
     Income (loss) per share .....................      (0.01)          0.04                         (0.01)

Other Financial Data:
     Ratio of combined fixed charges and
       preference dividends to earnings
Balance Sheet Data as
of March 31, 2000:
     Working capital (deficit) ...................   (488,000)     1,202,000       (386,000)       228,000
     Current assets ..............................  2,654,000      1,519,000       (386,000)     3,787,000
     Current liabilities .........................  3,142,000        317,000          --         3,459,000
     Total assets ................................  6,938,000      7,362,000     (2,721,000)    11,579,000
     Total liabilities ...........................  3,142,000      2,878,000        238,000      6,258,000
     Shareholders' equity ........................  3,796,000      4,484,000     (2,959,000)     5,321,000


        Combined Proved Oil and Natural Gas Reserves at December 31, 1999

                                               Net Proved Reserves
                                             ------------------------
                                             MBbls      Bcf      Bcfe
                                             -----     ----      ----
          Pease.......................        334       1.4        3.4
          Carpatsky...................        199      15.8       17.0
                                            -----     -----      ------
          Total.......................        533      17.2       20.4
                                            =====     =====      ======

                                  RISK FACTORS

     In evaluating the merger, you should carefully consider the following risk factors, as well as the other information we have included or referenced in this proxy statement and prospectus.

     Pease and Carpatsky have each generated operating losses for each of the last two years and have retained deficits. Both companies' auditors issued a qualified audit report.

     Pease has incurred the following losses from operations:

     o    $10,400,000 for the year ended December 31, 1998; and
     o    $151,000 for the year ended December 31, 1999.

     Carpatsky has incurred the following losses from operations:

     o    $972,000 for the year ended December 31, 1998;
     o    $6,018,000 for the year ended December 31, 1999; and
     o    $1,040,000 for the three months ended March 31, 2000.

     Our auditors' reports for the financial statements of both Pease and Carpatsky for our last fiscal years ending December 31, 1999 included an explanatory paragraph that there was substantial doubt as to whether each company has sufficient operating capital to enable us to continue as a going concern.

     The transaction may not close.

     The proposed merger transaction is subject to a number of conditions, including obtaining approval of our shareholders. Pease or Carpatsky may be unable to meet the applicable conditions or the transaction could be abandoned for other reasons. In any event, the transaction will not be completed until the fourth quarter of 2000.

     The value of the consideration to be received by Carpatsky shareholders in the merger could decrease, depending on the trading price of Pease common stock.

     Carpatsky shareholders will not receive consideration in the merger with a set market value or a minimum market value. The number of shares of Radiant Energy common stock that Carpatsky shareholders will receive in the merger is fixed. The value of these shares will depend on the trading price of Radiant Energy common stock. No adjustment will be made to the number of shares of Radiant Energy common stock to be received by Carpatsky shareholders in the event of any increase or decrease in the market price of Carpatsky common shares or Radiant Energy common stock. For historical and current market prices of Radiant Energy common stock and Carpatsky common shares, see "Comparative Per Share Market Price and Related Shareholder Matters."

     We will require additional financing. The terms may be unfavorable to present shareholders. Failure to receive financing will jeopardize the chances for future success.

     We will be required to make substantial capital expenditures to develop our existing reserves, and to discover new oil and gas reserves. Historically, we have financed these expenditures primarily with cash from operations and proceeds from the sale of debt and equity securities. See "Pease Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Expenditures and Capital Resources" and "Carpatsky Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity, Capital Expenditures and Capital Resources" for a discussion of our capital budget. We cannot assure you that we will be able to raise capital in the future.

     If we cannot obtain sufficient additional capital resources, our operations and financial condition will adversely affected. If we are unable to secure additional financing following the merger, we may sell assets and curtail drilling and exploration activities.

     We will conduct most of our operations in Ukraine.

     We expect that, following the merger, our primary focus will be on operations in Ukraine. The success of operations in Ukraine will depend on our ability to maintain our relationships with our local development partners in Ukraine, the political and economic stability of Ukraine, export and transportation tariffs, local and national tax requirements and exercise of foreign government sovereignty over the exploration area. No assurance can be given that our operations in Ukraine will be successful. See "Republic of Ukraine," and Note 1 of the Notes to Carpatsky's Consolidated Financial Statements.

     Ukraine is subject to political and economic instability.

     The form of government and economic institutions in Ukraine have been created relatively recently and may be subject to a greater risk of political and economic instability or change than in countries where such institutions have been in existence for longer periods of time. The government of Ukraine, through wholly or majority owned regional oil and gas companies, is an essential participant in the establishment of the arrangements defining each exploration and development project, including our projects. These arrangements may be subject to changes in the event of changes in government institutions, government personnel or political power and the development of new administrative policies and practices. We can give you no assurance that we will be able to take measures to provide adequate protection of our oil and gas interests against political instability or changes in government, policies or practices, institutions, personnel or shifts in political power. See "Republic of Ukraine."

     Ukraine's market economy is undeveloped.

     The infrastructures, labor pools, sources of supply and legal and social institutions in Ukraine are not equivalent to those found in connection with projects in North America. Moreover, the regulatory regime governing oil and gas operations (including environmental regulations) has been recently promulgated, so there may not be enforcement history or established practice that can aid us in evaluating how the regulatory regime will affect our operations. The procedures for obtaining permits and approvals may be cumbersome, and officials may have wide discretion in acting on applications and requests. Each of these factors may result in a lower level of predictability and a higher risk of frustration of expectations. See "Republic of Ukraine."

     Doing business in Ukraine subjects us to significant foreign currency risks.

     We may be exposed to the risk of foreign currency exchange losses in connection with our operations in Ukraine by holding cash and receivables denominated in foreign currencies during periods in which a strengthening United States dollar may be experienced or by having or incurring liabilities denominated in foreign currencies during periods in which a weakening United States dollar may be experienced. Generally, Carpatsky has paid for goods and services obtained locally in hryvna (UAH), the Ukrainian currency, and has paid for materials and equipment, expatriate employees and international contractors in United States dollars.

     We may receive hryvna from sales of oil and gas within Ukraine although the hryvna is presently readily convertible into United States dollars, we can give no assurance that such convertibility will continue.

     There are risks in producing and monetizing oil and gas produced in Ukraine.

     To date, Carpatsky's gas production has been sold to state enterprises and private companies within Ukraine. Only partial payment for sales to state enterprises has been received. To address this situation, we will attempt to transport natural gas produced from our properties for sale in Western Europe which will help assure that full payment for gas is timely received. Following the merger we will continue to face risks in commercializing production of our natural gas reserves. These risks are based on a number of factors, including the following:

     o    the political climate;
     o regulations applicable to the oil and gas business in Ukraine and to foreign companies;
     o    competitors in Ukraine;
     o the limited access to pipelines and other transport needed to export natural gas;
     o the possibility that oil and natural gas prices in Ukraine will be substantially different from prevailing world prices for these commodities;
     o development of oil and natural gas reserves in Ukraine will require the use of local resources;
     o the possibility that Ukraine may require produced oil and natural gas to be sold domestically;
     o    currency exchange fluctuations;
     o    restriction on repatriation of capital and profits;
     o    confiscatory changes in Ukraine's tax regime; and
     o    non-payment for gas sold and lack of availability to seek redress.

     Dividends or distributions from Ukrainian ventures may be received in hryvna, and there is no assurance that we will be able to convert such currency into United States dollars. Even where convertibility is available, applicable exchange rates may not reflect a parity in purchasing power. Fluctuations of exchange rates could result in a devaluation of hryvna which we hold. See "Republic of Ukraine."

     Business disputes must be resolved in a foreign jurisdiction.

     If a dispute in connection with Ukraine operations occurs, we may be subject to the jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States or enforcing U.S. judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

     We do not have any direct rights in the license to extract gas and gas condensate from the RC field.

     Carpatsky has no direct rights in the license to extract gas and gas condensate from the RC field. Ukrnafta, the Ukrainian national oil company, is the sole licensee for the RC field. Carpatsky participates in the exploration and development of reserves in the RC field pursuant to a joint activity agreement between Carpatsky and Ukrnafta. Pursuant to the joint activity agreement, Carpatsky and Ukrnafta must annually agree on the budget and contributions from the parties. Carpatsky's recourse for disagreements regarding an inability to agree on the budget is to dissolve the joint activity. Since Ukrnafta is the sole licenseholder for the RC field, its mineral rights will not be diminished in any way by dissolution of the joint activity, but Carpatsky would lose all contractual rights and claims to the RC field if the joint activity is dissolved. This gives Ukrnafta substantial leverage in negotiating the annual budget and contributions from the parties. Carpatsky intends to convert the joint activity into a modern corporate entity with the cooperation of Ukrnafta. This process is expected to take place in the next six months pending initiation of direct negotiations. There can be no assurance that Carpatsky will be successful in converting to a modern corporate entity.

     No assurances can be made that we will be able to acquire a development license covering the RC field. We may not be successful in converting our ownership of the RC field from a traditional license arrangement to a production sharing agreement.

     The joint activity agreement with Ukrnafta allows Carpatsky to participate in the exploration and development of reserves under an exploration license held by Ukrnafta covering the RC field. The exploration license expires in March 2003. In order for Carpatsky to continue developing and producing reserves upon expiration of the exploration license, Ukrnafta must acquire a development license. A development license is granted at the discretion of the Ukranian government, and neither Carpatsky nor Ukrnafta has a right to receive the development license. No assurances can be made that a development license to continue producing reserves in the RC field will be granted.

     Ukraine has recently passed legislation which would allow Carpatsky to own its reserves under a production sharing agreement. The production sharing agreement is a more favorable method of conducting operations in Ukraine than the current licensing arrangement, primarily because:

     o the production sharing agreement may be transferred, which would allow Ukrnafta to transfer a direct interest in the mineral rights in the RC field to Carpatsky and would make obtaining financing from commercial lenders easier;
     o the production sharing agreement has Ukrainian tax advantages over the existing licensing arrangements; and
     o the production sharing agreement does not require the acquisition of a development license to produce reserves.

     Carpatsky and Ukrnafta have verbally agreed to seek a production sharing agreement to cover operations in the RC field. Carpatsky can make no assurances, however, that it will be successful in attaining one. Carpatsky does not plan to invest additional funds in the RC field (other than the proceeds of the sale of oil and gas from the field) until Carpatsky receives a production sharing agreement.

     Bellwether will control us.

     Following the merger, Bellwether will own 102.41 million shares of our convertible preferred stock. These shares are entitled to vote as a class with our common stock. In addition, if we issue additional shares of voting stock, we must also make a dividend to Bellwether of a like number of additional shares of preferred stock. As a result, Bellwether will have the right to vote approximately 53.4% of the votes entitled to be voted by our shareholders.

     Following the merger, a majority of our board of directors will be appointed by Bellwether. Mr. J.P. Bryan and Dr. Jack Birks, who will be on our board of directors after the merger, also are directors of Bellwether. Bellwether has also appointed Douglas G. Manner and B. Dee Davis, who are proposed to be elected to our board of directors. Mr. Manner, the Chief Executive Officer of Bellwether and Carpatsky, will become our chief executive officer after the merger. Our activities following the merger will therefore be controlled by Bellwether.

     Carpatsky shareholders will be subject to the provisions of Nevada law.

     As a result of the continuance and merger, Carpatsky shareholders will become shareholders in Radiant Energy, a Nevada corporation, and, accordingly, your rights as shareholders will be governed by Nevada law. See "Comparison of Rights of Holders of Carpatsky, Pease and Radiant Energy Common Stock."

     We will be subject to the risk of volatile oil and natural gas prices.

     Our success is highly dependent on prices for oil and gas, which are extremely volatile. Beginning in 1997 and continuing through late last year, the prices we received for our production generally declined, especially for oil. Oil prices have recently recovered, but remain volatile. Any additional substantial or extended decline in the price of oil or gas would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. Prices of oil and gas affect the following aspects of our business:

     o    our revenues, cash flows and earnings;
     o our ability to attract capital to finance our operations and the cost of the capital;
     o    the amount we are allowed to borrow under our bank credit facility;
     o    the value of our oil and gas properties; and
     o the profit or loss we incur in exploring for and developing our reserves.

     Various factors beyond our control will affect the prices of oil and natural gas, including:

     o    the worldwide and domestic supplies of oil and natural gas;
     o the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
     o political instability or armed conflict in oil or natural gas producing regions;
     o    the price and level of foreign imports;
     o    the level of consumer demand;
     o    the price, availability and acceptance of alternative fuels;
     o    the availability of pipeline capacity; o weather conditions;
     o    domestic and foreign government regulations and taxes; and
     o    the overall local and world economic environment.

     We will not control our oil and gas properties; therefore, we will continue to be dependent upon the various operators of our domestic properties and upon our joint venture partners in Ukraine to explore and develop those properties.

     Pease is not presently the operator of any of its oil or natural gas prospects in the Gulf Coast area. Carpatsky is involved in making operating and marketing decisions through its 50% participation in the management committees of each venture, although it is not the operator. These arrangements are expected to continue following the merger. Thus, we will be unable to control material aspects of commercialization of our principal domestic assets and we will be dependent upon the expertise, diligence and financial condition of the operators of those properties. Our financial ability to contribute capital to the budgets of both Ukrainian ventures will determine our level of authority on the management committees.

     We will experience drilling and operating risks.

     Oil and natural gas drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. We can make no assurance that wells in which we will have an interest will be productive or that we will recover all or any portion of our drilling or other exploratory costs. Drilling for oil or natural gas may involve unprofitable efforts, not only from dry wells but from wells that are productive but do not produce sufficient net revenue to return a profit after drilling, operating and other costs. The costs of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including by way of illustration the following:

     o   economic conditions;
     o   title problems in the U.S.;
     o   compliance with governmental requirements;
     o   weather conditions; and
     o   shortages and delays in labor, equipment, services or supplies.

     Our future drilling activities may not be successful and, if unsuccessful, such failure may have a material adverse effect on our future results of operations and ability to participate in other projects.

         Our operations are also subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, including, by way of illustration, such hazards as:

     o fires;                 o  natural disasters;
     o explosions;            o encountering formations with abnormal pressures;
     o blowouts;              o cratering;
     o pipeline ruptures;     o spills; and
     o power shortages;       o equipment failures.

     Any of these types of hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damages to property. As protection against such operating hazards, we intend to maintain insurance coverage against some, but not all of these potential risks. We also may elect to self insure in circumstances in which we believe that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by third party insurance could have a material adverse effect on our business, financial condition and results of operations.

     We must continue to comply with significant amounts of governmental regulation.

     Domestic oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and development, production and transportation of, oil and natural gas, including safety matters, which may change from time to time in response to economic conditions. Matters subject to regulation by domestic federal, state and local authorities include:

     o permits for drilling operations;       o road and pipeline construction;
     o reports concerning operations;         o the spacing of wells;
     o unitization and pooling of properties; o taxation;

     o  environmental protection;              o production rates; and
     o  customs regulations;                   o worker safety regulations.
     o  construction of processing facilities;

     We can give no assurance that delays will not be encountered in complying with such requirements or that such regulations will not require us to alter our drilling and development plans. Any delays in obtaining approvals or material alterations to our drilling and development plans could have a material adverse effect on our operations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas below actual production capacity in order to conserve supplies of oil and natural gas. We believe that we are and will continue to be in substantial compliance with all applicable laws and regulations. We are unable to predict the ultimate cost of compliance with changes in these requirements or their effect on our operations. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and future results of operations.

     We must comply with environmental regulations.

     We must operate exploratory and other oil and natural gas wells in compliance with complex and changing environmental laws and regulations adopted by government authorities. The implementation of new, or the modification of existing, laws and regulations could have a material adverse effect on properties in which we may have an interest. Discharge of oil, natural gas or other pollutants in the air, soil or water may give rise to significant liabilities to governmental bodies and third parties and may require us to incur substantial costs of remediation. We may be required to agree to indemnify sellers of properties we purchase against certain liabilities for environmental claims associated with those properties. We can give no assurance that existing environmental laws or regulations, as currently interpreted, or as they may be reinterpreted in the future, or future laws or regulations will not materially adversely affect our results of operations and financial conditions.

     We must develop additional reserves to replace reserves depleted by production.

     Our future success will depend upon our ability to develop our proved undeveloped oil and natural gas reserves in the Gulf Coast area and in Ukraine and to find or acquire additional oil and natural gas reserves which are economically recoverable. Once production is established, proved reserves will decline as they are depleted by production. We must continue exploratory drilling or otherwise acquire proved reserves to continue to increase reserves and its production. Our strategic plan includes increasing our reserve base through exploratory drilling, development and exploitation of our existing properties and acquiring other producing properties if we have sufficient capital resources. We can give no assurance that our planned drilling, development and exploitation projects will result in significant additional reserves or that we will have success drilling productive wells with reserves that produce revenues exceeding finding, development and production costs.

     There is a risk that our estimates of proved reserves and future net revenue are inaccurate.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data included in this proxy statement and prospectus represent only estimates. In addition, the historical and projected estimates of future net revenue from proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may prove to be incorrect over time. In particular, estimates of crude oil and natural gas reserves, future net revenue from proved reserves and the discounted present value thereof for our crude oil and natural gas properties described in this proxy statement and prospectus are based on the assumptions that such properties will be developed in accordance with their proposed development programs and that future crude oil prices will remain the same as crude oil prices at December 31, 1999, with respect to production attributable to our interests in our respective properties.

     We will face substantial competition.

     We will be competing with both major and independent oil and natural gas and other companies, nearly all of which will have substantially larger financial resources, operations, staffs and facilities. We will continue to face intense competition from both major and independent oil and natural gas companies when we seek to acquire desirable properties and to market our production. These competitors have financial and other resources substantially in excess of those which will be available to us. The effects of this highly competitive environment could have a material adverse effect on us.

     Acquiring interests in other properties involves substantial risks.

     Following the merger, we intend to evaluate and acquire interests in oil and natural gas properties in Ukraine. To acquire producing properties or undeveloped exploratory acreage will require an assessment of a number of factors including:

     o the value of the oil or gas properties and the likelihood of future production;
     o    recoverable reserves;
     o    operating costs;
     o    potential environmental and other liabilities; and
     o    drilling and production difficulties.

     Such assessments will necessarily be inexact and uncertain. Our review of assets to be acquired may not reveal all existing or potential problems. Any unsuccessful acquisition could have a material adverse effect on us.

     Our corporate charter includes anti-takeover provisions.

     Following the merger, our amended and restated articles of incorporation will authorize 200 million shares of preferred stock, of which 102.41 million will be issued to Bellwether. Our board of directors may issue the balance of the unissued preferred stock without shareholder approval and may set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine. In addition, our articles of incorporation provide for a classified board of directors. Directors serve staggered three-year terms and may only be removed for cause. These provisions may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock. We have no plans, arrangements, commitments or understandings relating to potential future issuances of preferred stock. We will not be subject to provisions of the Nevada General Corporation Law that would make some business combinations more difficult. See "Description of Capital Stock--Anti-Takeover Statutes" and "Comparison of Rights of Holders of Carpatsky, Pease and Radiant Energy Common Stock."

     Our corporate charter limits director liability.

     Our amended and restated articles of incorporation will provide, as permitted by Nevada law, that our directors shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of Radiant Energy against directors. In addition, the amended and restated articles of incorporation and our bylaws will provide for mandatory indemnification of directors and officers to the fullest extent permitted by Nevada law.

     Absence of dividends on common stock.

     Neither Pease nor Capatsky have ever declared or paid cash dividends on common stock and we do not anticipate that we will pay dividends in the foreseeable future. We anticipate that future earnings, if any, will be retained for development of our business.

     The market price for our common stock following the merger is likely to be volatile and the market for our common stock may not be liquid.

     If our operating results should be below the expectations of investors or analysts in one or more future periods, it is likely that the price of the common stock would be materially adversely affected. In addition, the stock market has experienced significant price and volume fluctuations that have effected market prices of equity securities of many energy companies, particularly emerging and new companies. General market fluctuations may also adversely affect the market price of our common stock. Finally, upon consummation of the merger, the stock owned by Carpatsky shareholders will cease trading on the Canadian Venture Exchange. After the merger, our common stock will be traded on the OTC Bulletin Board and the Canadian Venture Exchange. Accordingly, our shareholders may experience different levels of spreads between bid and asked quotations as a result of deficiencies between such markets.

     The market price of our common stock could be adversely affected by sales of substantial amounts of common stock in the public market or the perception that such sales could occur.

     Upon completion of the merger we will have 55,556,620 shares of common stock outstanding. Trading in our common stock is sporadic and relatively infrequent. The sale of a material number of our shares of common stock in the public market or the perception that such sales could occur could have a material adverse effect on the trading price of our common stock.

     Because our common stock is a "penny stock," you may be unable to resell it in the secondary market.

     A "penny stock" is an equity security with a market price of less than $5 per share which is not listed on the Nasdaq or a national securities exchange. Due to the extra risks involved in an investment in penny stocks, federal securities laws and regulations require broker-dealers to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market prior to effecting transactions in penny stocks for a customer. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and associated persons received in the penny stock transactions and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and associated person compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These additional penny stock disclosure requirements limit the ability of broker-dealers to sell penny stocks and may reduce the trading activity in the market for our common stock. Because of these extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, you may be unable to resell our stock and could lose your entire investment.

                           FORWARD-LOOKING STATEMENTS

     This proxy statement and prospectus contains forward-looking statements. We cannot assure you that the plans, intentions or expectations upon which our forward-looking statements are based will occur. Our forward- looking statements are subject to known and unknown risks, uncertainties and assumptions, including those discussed elsewhere in this proxy statement and prospectus and the documents that are incorporated by reference into this proxy statement and prospectus. These forward-looking statements include statements regarding:

     o    the availability of capital resources;
     o    our plans to develop our oil and gas properties in Ukraine; and
     o our plans to convert our ownership in the RC field from a joint activity agreement into a production sharing agreement.

     When used in this prospectus, forward-looking statements are often identified by the use of such terms and phrases as "anticipates," "believes," "intends," "estimates," "plans." "expects," "seeks," "scheduled," "foreseeable future" and similar expressions.

     Some of the risks that could affect our future results and could cause results to be materially different from those expressed or implied by these forward-looking statements include:

     o    the contemplated merger not being consummated;
     o    the volatility of oil and gas prices;
     o    our ability to generate additional capital;
     o our ability to maintain and develop our oil and gas properties in Ukraine and to successfully market the oil and gas that is produced;
     o    our success in exploring for oil and natural gas in other areas;
     o    delays in planned drilling and exploration activities;
     o risks inherent in oil and gas acquisitions, exploration, drilling, development and production;
     o    competition;
     o    shortages of labor, equipment, services and supplies;
     o    U.S. and foreign government regulation;
     o    environmental matters;
     o political and geographical risks associated with operations in Ukraine; and
     o the financial condition of other companies participating in the exploration, development and production of oil and gas.

     Many of these risks are beyond our control. All of the prospects in the Gulf Coast and in Ukraine are currently operated by other parties; therefore, we may not be in a position to control costs, safety and timeliness of work as well as other critical factors affecting a producing well or exploration and development activities.

     The information contained in this proxy statement and prospectus, including the information set forth under "Risk Factors," identifies additional factors that could affect our operating results and performance. We urge you to carefully consider those factors. When you consider our forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made, and we do not have any obligation to update these forward-looking statements.

                              THE SPECIAL MEETINGS

General

     This proxy statement and prospectus constitutes the Management Information Circular provided to shareholders of Carpatsky in connection with the solicitation of proxies from holders of Carpatsky common and preferred shares by Carpatsky's board of directors for use at the special meeting of Carpatsky shareholders.

     This proxy statement and prospectus is being furnished to holders of Pease common and preferred stock in connection with the solicitation of proxies by Pease's board of directors for use at the special meeting of Pease shareholders.

     This proxy statement and prospectus and the accompanying forms of proxy are first being mailed to Pease and Carpatsky shareholders on or about ________ __, 2000.

Matters to Be Voted on at the Pease Special Meeting

         The Pease special meeting will be held to consider and vote upon the following proposals:

     o A proposal to adopt amended and restated articles of incorporation, pursuant to which our corporate name will be changed to "Radiant Energy, Inc."

     o A proposal to adopt amended and restated articles of incorporation pursuant to which our authorized common stock will be increased to 150,000,000 shares and our authorized preferred stock will be increased to 200,000,000 shares.

     o    The election of a board of five directors as follows: Term ending:
                                                                -----------
            o    Class I:    B. Dee Davis                          2001
            o    Class II:   Dr. Jack Birks and Patrick J. Duncan  2002
            o    Class III:  J.P. Bryan and Douglas G. Manner      2003

     o To transact any other business which may properly come before the special meeting or any adjournments or postponements of the special meeting.

Matters to Be Voted on at the Carpatsky Special Meeting

         The Carpatsky special meeting will be held for the following purposes;

          o To consider and vote upon the following proposal under Alberta law to continue Carpatsky in the state of Delaware as a Delaware corporation:

                      BE IT RESOLVED as a special resolution that:

                         1. Carpatsky Petroleum Inc. make application to be
                    continued and domesticated into the State of Delaware, United States of America, and to be governed by the Delaware General Corporation Law, by filing with the Secretary of State of Delaware, a certificate of domestication and certificate of incorporation of Carpatsky Petroleum Inc., a Delaware Corporation pursuant to which each outstanding common share of Carpatsky Petroleum Inc., an Alberta corporation, will be converted into one share of common stock representing Carpatsky Petroleum Inc., a Delaware corporation (other than shares for which holders have exercised their right to dissent with respect to this special resolution and to be paid the fair value of their shares), and each outstanding preferred share of Carpatsky Petroleum, Inc., an Alberta corporation, will be converted into one share of preferred stock representing Carpatsky Petroleum Inc., a Delaware corporation (other than shares for which holders have exercised their right to dissent with respect to this special resolution and to be paid the fair value of their shares);

                         2. Carpatsky Petroleum Inc. make application to the
                    Registrar of Corporations under the Business Corporations Act (Alberta) for a Certificate of Discontinuance discontinuing the Corporation under the Business Corporations Act (Alberta);

                         3. the board of directors of Carpatsky Petroleum Inc.
                    may in its discretion abandon the application for domestication under the Delaware General Corporation Law without further approval of the shareholders; and

                         4. any director or officer of Carpatsky Petroleum Inc.
                    is hereby authorized to do, sign and execute, under seal or otherwise, all things, deeds and documents necessary or desirable for the due carrying out of the foregoing, the execution of such documents or doing of any such act or thing by any director or officer of Carpatsky Petroleum Inc. being conclusive evidence of such authorization.

          o To consider and vote upon a proposal under Delaware law to approve and adopt the merger and the merger agreement.

          o To transact any other business which may properly come before the special meeting or any adjournments or postponements of the special meeting.

Votes Required for Approval

     Pease. The proposal to adopt amended and restated articles of incorporation must be approved by the holders of a majority of the outstanding shares of our common stock and our preferred stock, voting separately. Directors are elected by a plurality of the votes cast by the holders of our common stock. Holders of Pease preferred stock have advised us that they will, prior to the record date, exchange a portion of their preferred stock for approximately 2.3 million shares of common stock, representing 57% of our current outstanding common stock. These shareholders have also advised us of their intent to vote for the amendments to the articles of incorporation and election of the director nominees. In addition, our officers and directors, who together will own approximately 1.8% of our outstanding common stock after the exchange by our preferred shareholders, have advised us that they intend to vote in favor of the amendment to our articles of incorporation and the election of the director nominees. Approval of these matters is therefore assured.

     Carpatsky. The special resolution approving the continuance of Carpatsky as a Delaware corporation must be approved by holders of two-thirds of the Carpatsky common shares and preferred shares, voting together as a single class, represented at the meeting and voting on the special resolution. The merger must be approved by the affirmative vote of the holders of a majority of the outstanding Carpatsky common and preferred shares, voting together as a single class. Directors and executive officers of Carpatsky, who beneficially own common and preferred stock representing 64% of the votes entitled to be cast at the special meeting, have agreed to vote in favor of the continuance and merger. Shares beneficially owned by our officers and directors include shares owned by Bellwether Exploration Company, which owns all of the Carpatsky preferred shares and has agreed to vote in favor of the continuance and adoption of the merger agreement if the conditions to closing the merger are satisfied. Bellwether's common and preferred shares represent approximately 58% of the votes entitled to be cast at the special meeting.

Voting and Quorum at the Special Meetings

     The boards of directors of Pease and of Carpatsky have each fixed __________, 2000 as the record date for the determination of shareholders entitled to notice of and to vote at the special meetings of Pease and Carpatsky. Accordingly, only holders of record of Pease common and preferred stock or Carpatsky common and preferred shares on the record date will be entitled to notice of and to vote at the respective special meetings. As of the record date, there were 3,867,894 shares of Pease common stock outstanding, held by approximately 1,100 holders of record, and 80,325 shares of Pease series B preferred stock held by 8 persons. At Pease's special meeting, each record holder of common stock will be entitled to one vote per share and each record holder of preferred stock will be entitled to one vote per share. Carpatsky had 77,728,263 outstanding common shares held by approximately 150 holders of record and 95.45 million preferred shares held by Bellwether, on the record date. Each holder of record of Carpatsky common and preferred shares will be entitled to one vote per share on each proposal at Carpatsky's special meeting.

     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding common and preferred shares is necessary to constitute a quorum at each of the special meetings.

Treatment of Abstentions and Broker Non-Votes

     Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence or absence of a quorum at the Pease and Carpatsky special meetings. Broker non-votes are shares held by brokers or nominees that are represented at a meeting but with respect to which the broker or nominee is not empowered to vote on a particular matter.

     Under Nevada law, abstentions and broker non-votes are not counted as voting for or against the proposal. Abstentions and broker non-votes are not treated as voting under Alberta law. Under Delaware law, abstentions are treated as shares entitled to vote, but broker non-votes are not. Abstentions and broker non-votes will have the following effects at the special meetings: Carpatsky. The special resolution approving the continuance of Carpatsky as a Delaware corporation must be approved by holders of two-thirds of the Carpatsky common shares and preferred shares, voting together as a single class, represented at the meeting and voting on the special resolution. The merger must be approved by the affirmative vote of the holders of a majority of the outstanding Carpatsky common and preferred shares, voting together as a single class. Directors and executive officers of Carpatsky, who own common stock representing 9.8% of the votes entitled to be cast at the special meeting, have agreed to vote in favor of the continuance and merger. Bellwether Exploration

         o Abstentions and broker non-votes will have the same practical effect as no votes with respect to the proposal to adopt amended and restated articles of incorporation.

         o Abstentions and broker non-votes will have no effect on the election of directors.

         o For purposes of the continuance of Carpatsky into Delaware, abstentions and broker non-votes will have no effect.

         o At the Carpatsky special meeting, abstentions and broker non-votes will have the same practical effect as no votes with respect to the proposal to approve and adopt the merger and merger agreement.

Adjournment

     In the event that a quorum is not present at the time the Pease meeting is convened, or, if for any other reason we believe that additional time should be allowed for the solicitation of proxies, we may adjourn the Pease meeting with or without a vote of the shareholders. If we propose to adjourn the Pease meeting by a vote of the shareholders, the persons named in the enclosed form of proxy will vote all shares of Pease common stock for which they have voting authority in favor of an adjournment.

     If shareholders of Carpatsky approve the continuance, the Carpatsky special meeting will be adjourned until 3:00 p.m., Calgary time, on ________, 2000 so that a certificate of continuance may be filed in Alberta and Delaware. If the Pease shareholders approve all proposals at the Pease special meeting, it is anticipated that the Carpatsky special meeting will be reconvened and all other proposals will be voted on at that time. The special meeting may be adjourned to a later date if Carpatsky is unable to file the certificates required for continuance in Alberta and Delaware prior to reconvening, the Pease special meeting is adjourned or material conditions to the merger other than the filing of the required certificates in Alberta and Delaware and approval by Carpatsky shareholders have not been satisfied.

Proxies - Pease

     The Pease proxy accompanying this proxy statement and prospectus is solicited on behalf of the Pease board of directors for use at the special meeting. You are requested to complete, date, and sign the accompanying proxy and promptly return it in the accompanying envelope to Pease's transfer agent, Computershare Trust Company, Inc. or otherwise mail it to Pease. Pease shareholders, who hold their Pease common stock in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee on voting their shares. All shares of Pease common stock entitled to vote and represented at the special meeting by a properly executed proxy received prior to or at the special meeting will be voted at the special meeting in accordance with the instructions indicated on the proxy. If no instructions are indicated, the proxy will be voted for adoption of the amended and restated articles of incorporation and for election of the five nominated directors.

     Pease's board of directors is not presently aware of other proposals that may be brought before the special meeting. In the event that other proposals are brought before the special meeting, the persons named in the Pease proxy will vote in accordance with what they consider to be in the best interests of Pease and its shareholders.

Proxies - Carpatsky

     The Carpatsky proxy accompanying this proxy statement and prospectus is solicited by the management of Carpatsky for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope to Carpatsky's transfer agent, CIBC Mellon Trust Company. The address of CIBC Mellon Trust Company is 600 The Dome Tower, 333-7th Avenue S.W., Calgary AB T2P 2Z1. Messrs. J. P. Bryan and Robert Bensh are the persons named in the form of proxy enclosed with this proxy statement and prospectus, Mr. Bryan is the Chairman of the board of directors of Carpatsky and Mr. Bensh is the Chief Operating Officer of Carpatsky. If appointed proxy, Messrs. Bryan and Bensh will vote the shares or withhold from voting the shares as specified in the Carpatsky proxy. Carpatsky shares represented by a properly executed proxy will be voted in favor of approval of each matter for which no specification has been given. The form of proxy enclosed with this proxy statement and prospectus confers discretionary authority upon the persons appointed proxy to vote on amendments or variations to matters identified in this proxy statement and prospectus, and on other matters which may properly come before the meeting. At the date hereof, management of Carpatsky knows of no such amendment, variation or other matter which may come before the special meeting.

     Under Alberta law, Carpatsky shareholders have the right to appoint some other person, who does not need to be a shareholder of Carpatsky, to represent him at the special meeting. To exercise that right, a shareholder may either insert the name of the desired representative in the blank space provided in the form of proxy enclosed with this proxy statement and prospectus or submit another form of proxy appointing the desired representative. Proxies will not be valid unless received by CIBC Mellon Trust Company before 4:00 p.m. (Calgary time) on _____________.

     The Carpatsky proxy must be in writing and must be signed by the Carpatsky shareholder or his attorney that has been authorized in writing. If the Carpatsky shareholder is a corporation, the proxy must be signed under its corporate seal by a duly authorized officer or by an attorney of the corporation that has been authorized in writing.

Procedures for Revocation of Proxies

     Carpatsky and Pease shareholders may revoke proxies by:

     o delivering a written notice to the corporate secretary stating that the proxy is revoked;

     o    submitting a proxy with a later date;

     o    attending the special meeting and voting in person.

     In addition, prior to the vote on the continuance, Carpatsky shareholders may revoke a proxy by delivering a notice of revocation signed in the same manner as required for proxies to Carpatsky's registered office or CIBC Mellon Trust Company on or before the last business day preceding the date of the special meeting or any adjournment. Such revocation may be delivered to the chairman of the meeting on the day of the meeting.

     If you attend the meeting and do not vote, you will not automatically revoke a proxy given previously. Any revocation during the meeting will not affect votes previously taken. Shareholders who hold their common or preferred stock in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee to revoke a proxy.

Pease Dissenters' Rights

     Holders of Pease common or preferred stock do not have a right to dissent to the merger and receive compensation for their shares.

Carpatsky Dissenters' Rights

     Carpatsky shareholders have the right to dissent to the continuance under Alberta, Canada law and the right to dissent to the merger under Delaware law.

     The Continuance

     A holder of Carpatsky common and preferred shares is entitled to dissent and be paid the fair value of such shares if the continuance of Carpatsky as a Delaware corporation is completed and such shareholder provides Carpatsky with written objection to the continuance at or before the special meeting, does not vote in favor of the continuance and otherwise complies with the procedure set out in section 184 of the Business Corporations Act (Alberta). A written objection must be in addition to and separate from any proxy or vote against the merger. Section 184 requires adherence to procedures and failure to do so may result in the loss of all rights to dissent. Accordingly, each holder of Carpatsky common and preferred shares who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix C.

     The Merger

     Shareholders of Carpatsky objecting to the merger have appraisal rights. Each shareholder electing to demand appraisal of his shares is required to deliver to Carpatsky, before the taking of the vote on the merger, a written demand for appraisal. A demand for appraisal must identify the shareholder and state that the shareholder intends to demand appraisal. A demand must be in addition to and separate from any proxy or vote against the merger.

     Within ten days after the effective date of the merger, Carpatsky will notify each shareholder who has demanded appraisal and has not voted for or consented to the merger of the date that the merger has become effective. Within 120 days after the effective date of the merger, Carpatsky or any shareholder who is entitled to appraisal rights may file a petition in the Court of Chancery demanding a determination of the value of the shares of all shareholders with appraisal rights. If a petition is not filed with the Court of Chancery within 120 days after the effective date of the merger, the right to an appraisal terminates. At any time within 60 days after the effective date of the merger, any shareholder shall have the right to withdraw his demand for appraisal and to accept the terms offered under the merger. A copy of the sections of Delaware law which discuss the rights of shareholders to dissent from the transaction are attached as Appendix D.

     Because of the complexities of these provisions of Alberta and Delaware law, Carpatsky shareholders who are considering pursuing dissenters' rights may wish to consult legal counsel. The foregoing discussion of such provisions should not be deemed to constitute legal advice and is qualified in its entirety by reference to such provisions attached as Appendices C and D to this proxy statement and prospectus.

Expenses of Solicitation

     Pease and Carpatsky will share the cost of solicitation of proxies from our shareholders, estimated to be $350,000. In addition to solicitation by mail, our directors, officers, and employees may solicit proxies from shareholders by telephone, facsimile, or in person, following the original mailing of the proxies and other soliciting materials. We will also make arrangements with custodians, nominees, and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by them, and we will reimburse those holders for their reasonable expenses.

Shareholders' Proposals For Pease's 2001 Annual Meeting

     Proposals of our shareholders that are intended to be presented at the 2001 annual meeting of shareholders must be received by our secretary no later than , 2001. If the date of the 2001 annual meeting is changed by more than 30 days from the date of the meeting described by this proxy statement and prospectus, the deadline for submitting proposals is a reasonable time before we begin to print and mail proxy materials for our 2001 annual meeting.

     The persons named in our form of proxy for our 2001 annual meeting will have discretionary authority to vote any proxies they hold at such meeting on any matter for which we do not receive notice by , 2001. If the date of our 2001 annual meeting is changed by more than 30days from the date of the meeting described by this proxy statement and prospectus, such persons will be able to exercise discretionary authority if notice of the matter has not been received in a reasonable time before we mail our proxy materials for the 2001 annual meeting.

     If the date of the 2001 annual meeting of shareholders is advanced or delayed by more than 30 calender days from the date of the meeting described by this proxy statement and prospectus, we will, in a timely manner, inform shareholders of such change by including a notice under Item 5, in our earliest possible quarterly report on Form 10-Q. The notice will include the new deadline for submitting proposals to be included in our proxy statement and the new date for determining whether we may exercise discretionary voting authority because we have not received timely notice of a matter.

     In order to avoid controversy as to the date on which any such proposal is received by us, it is suggested that shareholders submit their proposals by certified mail, return receipt requested, or other means that permit them to prove the date of delivery.

                           THE CONTINUANCE AND MERGER

Background of the Merger

     On March 18, 1998 one of Pease's directors, Steve A. Antry, wrote a letter to the then-President of Pease, Willard H. Pease, Jr., and Patrick J. Duncan, then Secretary and CFO, suggesting ways to improve the financial position of Pease. This followed 18 months of low oil prices, a disappointing drilling program resulting in 10 dry holes and a private placement of nonvoting series B preferred stock which became hyper-dilutive to the common stock, all of which resulted in declining trading prices for Pease common stock. One of the suggestions was to consider a merger.

     On March 24, 1998 Steve A. Antry, Stephen L. Fischer and R. Thomas Fetters, Jr., all directors of Pease, sent a second letter to the board with a list of suggestions for the board to consider to strengthen Pease and reinforce shareholder confidence. One of their key points was that the board should discuss entertaining a possible merger or sale of Pease.

     At a meeting held on July 10, 1998 in Salt Lake City, Utah, the directors voted to restructure Pease's management and formed an Executive Committee to assist in the day-to-day management of Pease. William F. Warnick was elected Chairman of the board of directors to replace Willard H. Pease, Jr., who retained his position as President.

     Subsequently, Mr. Antry wrote to Mr. Warnick on August 10, 1998 requesting that the Executive Committee discuss a possible merger of Pease at their next meeting. On August 12, 1998 Pease received an unsolicited preliminary proposal to merge from Texoil, Inc., a small public oil and gas company.

     Chairman Warnick met with Kenneth Etheredge of San Jacinto Securities of Dallas, Texas on August 13, 1998 to discuss the company's financing efforts and the possibility of merging Pease. Etheredge proposed that San Jacinto Securities be engaged as the exclusive investment banker to pursue possible merger candidates for Pease.

     On August 24, 1998 the directors met in Phoenix, Arizona and determined that it may be in the interest of the shareholders to merge with another company to give Pease shareholders a greater opportunity for increased value. That decision was based upon assessment of Pease's limited base of oil and gas reserves and lack of access to the capital required to undertake substantial additional exploration and development activities. To advance its plan, the board retained the services of San Jacinto Securities to search for appropriate merger candidates and to assist the board in evaluating those candidates to determine which would offer Pease the greatest potential for increasing its reserve base and growth opportunities.

     Mr. Warnick next met on August 27, 1998 with a Denver law firm retained to advise Pease to discuss, among other things, the possibility of merging and the terms for San Jacinto Securities to act as investment banker for such a transaction. Mr. Warnick also met during the period with the CFO of Benz Oil Company who wished to discuss a possible transaction focused on buying out the outstanding nonvoting series B preferred stock, converting it to common stock at a predetermined price and holding Pease as a separate entity. Warnick advised the board that he did not feel that this transaction was in the best interests of Pease.

     An Executive Committee meeting was held on August 31, 1998 to discuss merger possibilities, details of the engagement of San Jacinto Securities to initiate a merger and pursuing a third party "white knight" to assist Pease in financing and restructuring its capital, particularly the outstanding nonvoting series B preferred stock.

     The board of directors met again on October 22, 1998 in Phoenix, Arizona and was informed by the investment banker that indications of interest had been expressed and that confidentiality agreements had been submitted to a number of inquiring candidates. Many recipients had objected to the proposed amount of liquidated damages for breach and the nondisclosure terms requested in the confidentiality agreements. The board approved modifying the agreement. The board also elected Patrick J. Duncan as interim President of Pease. Willard H. Pease, Jr., Pease's former president, remained as a director and employee.

     The board had a telephone conference meeting on November 16, 1998 to update the directors on the status of the merger selection process. They were informed that meetings had been scheduled by then director F. Allan Wise and representatives of San Jacinto Securities for the following week with several interested companies in Texas. At this meeting the board voted to accept the resignation of Mr. Pease as an employee of Pease.

     On November 19, 1998 Cheniere Energy, Inc., a small public oil and gas company, submitted a proposal to merge the two companies which was not accepted.

     The board met on November 30, 1998 by telephone conference call and Mr. Wise reviewed the meetings he had attended with several candidates in Texas. The directors were advised that Pease, through the Executive Committee of the board, intended to continue discussions with Fortune Natural Resources Corporation, Browning Oil Company, Inc., Goodrich Petroleum, Inc., North Coast Energy, Inc. and other similar companies regarding a potential merger with Pease.

     During December 1998 Pease received unsolicited proposals from MJM Oil & Gas, Inc., Fortune Natural Resources Corporation and Aviva Petroleum, Inc. On December 21, 1998 an Executive Committee meeting was held and the committee determined that none of the proposals which had been received were in the best interests of Pease and its shareholders.

     The board of directors met in Phoenix, Arizona on January 11, 1998 and received a detailed report from San Jacinto Securities. Thirty-eight confidentiality agreements had been mailed to prospective companies who had indicated a potential interest in acquiring or merging with Pease. Twenty-one companies signed confidentiality agreements and were sent information memos and oil and gas reserve reports. Directors Wise and Fetters and Bruce Lazier from San Jacinto Securities had met with Texoil, Inc., Xplor Energy, Inc., Centas Technical Services and Edge Petroleum Corp. Messrs. Wise and Fetters and Kenneth Etheredge of San Jacinto Securities also had met with Venus Exploration. San Jacinto Securities had additional meetings with Benz Oil & Gas, Fortune Natural Resources, Aviva Petroleum, Fieldpoint Petroleum, Sandefer Oil and Gas, Bellwether Exploration Company, Cheniere Energy, MJM Oil and Gas and Southern Minerals Corp. According to Etheredge's records, five companies had made written proposals: Cheniere Energy, MJM Oil and Gas, PetroQuest Energy Inc., Fortune Natural Resources Corp. and Venus Exploration, Inc. Centas Technical Services had expressed an interest in providing management services for Pease if Pease continued to operate and Aviva Petroleum had expressed interest in an acquisition but had not made a written proposal. Mr. Etheredge advised the board that Pease should meet with Venus Exploration and MJM Oil and Gas Company, the two companies who had proposed the best offers, and attempt to structure an acceptable transaction. He further advised that the board should seek input and guidance from Robert V. Sinnott of Kayne Anderson Investment Management, representing a majority of the 10 holders of the series B preferred stock, to determine whether the holders would be likely to agree to restructure the preferred stock in connection with an acceptable offer.

     In November 1998 Mr. Fetters, then a director of Pease, advised David A. Melman, a former business associate of Fetters and a consultant to Carpatsky, that the Pease directors had determined to seek a merger as its primary corporate objective. He informed Melman that Pease had retained San Jacinto Securities to assist in locating an appropriate candidate and to negotiate a transaction. Mr. Fetters described the Pease corporate structure and its producing properties to Melman who then approached Fred Hofheinz and Leslie C.

Texas, both then directors of Carpatsky, with this information. They agreed that Pease appeared to satisfy Carpatsky's objectives. Later in November, Mr. Melman contacted Mr. Etheredge of San Jacinto Securities and discussed the potential for a merger of the companies. Mr. Etheredge then informed the Pease board of Carpatsky's interest and San Jacinto Securities delivered a confidentiality agreement to Carpatsky which was signed by Mr. Hofheinz and returned to Pease. Later that month, Pease forwarded copies of Pease's publicly filed annual and quarterly reports, as well as oil and gas reserve reports, cash flow projections and a description of Pease's properties and potential. After evaluating Pease, Carpatsky, by letter to Mr. Etheredge dated February 15, 1999, proposed the basis of a merger, subject to satisfactory due diligence and other conditions. On February 17, 1999, Carpatsky delivered to Pease an oil and gas volumetric evaluation for Carpatsky as of June 30, 1997, and other information. On March 3, 1999, Messrs. Duncan and Fetters met with Messrs. Texas, Hofheinz and Melman in Houston, Texas to further refine Carpatsky's initial proposal and discuss Carpatsky's operations and corporate objectives. On March 11, 1999, Carpatsky responded by memorandum to questions raised during the meeting held the previous week. On March 19, 1999, Messrs. Texas and Melman, met in Newport Beach, California with Steve Antry and in Century City, California with Mr. Sinnott. Discussion at both meetings centered on Carpatsky's ability to produce, sell and receive payment for its gas reserves in Ukraine. These meetings were followed by delivery of a Carpatsky memorandum to Pease proposing procedures for asset valuation of both companies.

     At a March 29, 1999 board of directors meeting held by telephone conference call, Patrick J. Duncan explained that he had met with several potential merger candidates during the first week of February 1999, including Carpatsky, Venus Exploration, Texoil, Fortune Natural Resources and Moose Exploration. On March 9, 1999, Pease received an offer to purchase Pease from Pan Western Energy Corporation. On the date of the meeting, the Executive Committee of the board and Mr. Etheredge were still evaluating the candidates and awaiting written proposals from them.

     A revised verbal offer was received on April 13, 1999 from Texoil, Inc. Mr. Duncan faxed a counterproposal to Texoil, Inc. that was declined.

     On April 15, 1999 Pease suggested that Carpatsky address the Pease directors at a meeting to be held in Beverly Hills, California. Messrs. Hofheinz and Melman represented Carpatsky at the meeting which was held on April 26. They described Carpatsky's properties and objectives and responded to questions raised by the directors, legal counsel and Mr. Etheredge. Subsequent to the meeting, representatives of Pease requested that Carpatsky engage a petroleum engineering firm to produce a current valuation of its reserves as of December 31, 1998. By letters dated April 29 and May 5, Carpatsky responded to the Pease requests, advising that Carpatsky had retained Ryder Scott Company, L.P., independent petroleum consultants, to undertake a study of Carpatsky's oil and gas reserves in Ukraine and the discounted present value of those reserves. Ryder Scott was also engaged to estimate the capital required to develop the fields and product pricing. On May 12, a committee of the Pease board of directors consisting of Messrs. Osborne, Walker, Warnick and Duncan met with representatives of Carpatsky and with B. Dee Davis and Roland Sledge of Torch Energy Advisors in Houston, Texas, a major creditor of Carpatsky, to assess the Torch commitment to Carpatsky and its assessment of the political and economic climate of Ukraine.

     At the April 26, 1999 meeting of directors, potential merger candidates suggested by San Jacinto Securities also made presentations. Representatives of EnCap Investments L.C., Alliance Resources Plc., Virgin Oil Company, Inc. and Pecos Operating Co. described proposals to acquire Pease. The board agreed to review and further discuss these proposals.

     Virgin Oil submitted a definitive proposal to merge with Pease on May 5, 1999. On May 20, 1999, Virgin Oil withdrew its May 5, 1999 offer and submitted a revised offer. Pease also received a proposed letter of intent on May 20, 1999 from Carpatsky. At a directors meeting held on that date in Dallas, Texas, the Pease directors reviewed the proposals from Virgin Oil and Carpatsky. During the course of the meeting, a telephone discussion was held with Mr. Sinnott to inform him of the latest offers. Mr. Sinnott advised the board that while the board should determine the proposal most beneficial to Pease, the holders of the series B preferred stock would be unlikely to approve the transaction proposed by Virgin Oil. The Virgin Oil offer was subsequently withdrawn.

     On May 20, the boards of directors of Pease and Carpatsky approved a letter of intent regarding the merger which was signed by Mr. Warnick, the Chairman of Pease, and Mr. Hofheinz, the Chairman of Carpatsky. The directors of Pease met by telephone conference call on June 30, 1999 to be updated on the status of the due diligence process, which was to include a fact finding trip to Ukraine by Mr. Duncan and several consultants, and to review a draft of the merger agreement.

     On July 9, a Pease contingent including Patrick Duncan and Ms. Karen Ostrander-Krug, an attorney and petroleum engineer with extensive experience in Eastern European oil and gas ventures, joined Messrs. Texas and Melman of Carpatsky and James Doran of Hein + Associates LLP, a Denver, Colorado based accounting firm, to review Carpatsky's assets and operations in Ukraine and to conduct further due diligence. During the fact finding mission, which ended on July 15, the group was joined from time to time by additional individuals to issue reports on Carpatsky's title to its properties and to estimate revenue to be generated therefrom. Also joining the group were Alexey Kolkov, a partner in a Kyiv-based law firm, and several members of Carpatsky's Kyiv staff. The group traveled to both oil and gas fields in which Carpatsky has interests and met with local management. The group also met in Kyiv with oil and gas industry officials and others from governmental agencies.

     Upon returning to the U.S., Ms. Ostrander-Krug prepared a written report which was submitted to the Pease directors along with a report of Mr. Wise, who had been retained as a petroleum engineer to independently evaluate Carpatsky's reserves and review the assumptions and calculations that supported the Ryder Scott reserve report prepared for Carpatsky. On July 27-29, Mr. Melman and counsel for Carpatsky conducted a due diligence review of Pease at its offices in Grand Junction, Colorado.

     The share exchange ratio originally described in the letter of intent that had been previously established was slightly modified to take into account the opinions of Pease's consultants. On September 1, 1999, the boards of directors of both companies held meetings during which the definitive merger agreement was approved. Counterpart documents were signed that same day.

Bellwether Transaction

     In December 1997, Torch Energy Advisors Incorporated loaned $500,000 to Carpatsky. The loan was convertible into common shares of Carpatsky at a conversion rate of $0.20 per share. During 1998, Torch loaned an additional $700,000 to Carpatsky and Bellwether agreed to guarantee the first loan of $500,000. The guarantee by Bellwether was negotiated during the summer of 1998 when Bellwether and Carpatsky had extensive negotiations regarding Bellwether acquiring either a significant equity interest or the entire equity interest in Carpatsky. At that time, Bellwether declined to pursue the transaction because of uncertainties regarding the investment environment in Ukraine.

     In September 1999, at the request of Carpatsky in connection with the Pease merger, Torch transferred the $500,000 note to Bellwether and both Torch and Bellwether converted their loans into an aggregate of 11,130,944 common shares of Carpatsky. In connection with this conversion, Torch and Bellwether received warrants to purchase 1,407,808 and 967,296 Carpatsky common shares for $0.20 per share. The warrants expire on December 31, 2000.

     In November 1999, Mr. Texas, the President of Carpatsky at the time, informed Mr. Davis of Torch that Carpatsky required additional financing to satisfy its obligations under the joint activity agreement for the RC field and to continue development of the field. Mr. Davis was advised that without an additional infusion of cash, Carpatsky could forfeit a portion of its interest under the joint activity account covering the RC field in Ukraine. Although the joint activity agreement could be read to provide for a reinstatement of the interest if the amounts owed were ultimately paid, the ability to enforce the reinstatement provision was uncertain. After reviewing the status of Carpatsky's operations in Ukraine and negotiations with Carpatsky's management, Bellwether agreed to acquire 95.45 million Carpatsky preferred shares and warrants to purchase 12.5 million common shares. The preferred shares are convertible into 50 million common shares of Carpatsky. For a description of the terms of the preferred shares, see "Description of Capital Stock--Class A Preferred Stock." The Carpatsky preferred shares will be converted into our preferred stock in the merger. Following the merger, Bellwether will control us. In connection with the Bellwether financing and with the approval of the Canadian Venture Exchange, Mr. Melman, Carpatsky's Chief Corporate Officer, was issued 2,000,000 common shares of Carpatsky which previously had been contingent upon the completion of the Pease merger. These shares were valued at $200,000 for financial reporting purposes.

Reasons for the Merger

     Carpatsky's Reasons for the Merger

     Carpatsky's board of directors considered a number of factors in unanimously approving the continuance and merger, including the following:

     Additional Cash Flow and Proceeds of Asset Sales. Carpatsky will require additional capital to finance its drilling programs in Ukraine. The oil and gas properties owned by Pease provide additional cash flow to finance these operations. In addition, the Pease properties are located in active producing areas in the United States, and Carpatsky believes that there will be a ready market for the sale of these properties, should we decide to sell these properties to finance our operations in the Ukraine following the merger.

     Cost Savings. The combined entity will be able to reduce its general and administrative overhead expenses by an estimated $1.0 million per year.

     U.S. Domicile. Carpatsky's principal executive offices have been located in the United States since [ ]. The board of directors believes that changing the domicile of incorporation of Carpatsky to the United States will provide better access to the larger U.S. capital markets. In addition, under Alberta law, at least half of Carpatsky's directors must be Canadian residents, while Nevada law places no restriction on the residency of directors. This residency requirement does not reflect the current majority ownership of Carpatsky's stockholders.

     Recommendation to Shareholders. Carpatsky's board of directors has unanimously approved continuing the corporation in Delaware, the merger agreement and the merger, and recommends that Carpatsky shareholders vote to adopt and approve the continuation, the merger agreement and the merger.

     Pease's Reasons for the Merger

     As described above, our directors considered a number of alternatives in the search for a merger candidate. The directors recognized that we only have three principal producing properties, we do not control the operations of any of these properties and there is only a limited opportunity to significantly increase shareholder value from the existing asset base. In addition, our limited liquid resources and ability to raise additional capital made it unlikely that we would be able to acquire new properties or participate in new opportunities. As a result of the merger, our shareholders will have an opportunity to participate in Carpatsky's rights to explore and develop oil and gas reserves in Ukraine, an area where there is the potential for the development of significant natural gas reserves. Further, the increased size of the combined entity is expected to simplify future financings of our various properties, both within the United States and in Ukraine, while reducing overhead expenses as a result of combining our offices with those of Carpatsky in Houston that are nearer to our producing properties.

     Recommendation to Shareholders. Pease's board of directors has unanimously approved the merger agreement, the merger and the amendments to our articles of incorporation, and recommends that each Pease shareholder vote to adopt our restated articles of incorporation.

Opinion of Financial Advisor

     Pease retained Houlihan Smith & Company, Inc. as a financial advisor and to render an independent opinion to the board of directors of Pease in connection with the merger. The merger consideration resulted from the negotiations between Pease and Carpatsky and was not initially determined by Houlihan. On January 7, 2000, Houlihan gave its written opinion to the Pease board of directors that the merger is fair, from a financial point of view, to the shareholders of Pease. Houlihan updated its January 7, 2000 opinion in its written opinion to Pease's board on June 27, 2000.

     The full text of Houlihan's opinion, dated June 27, 2000, is attached as Appendix B. The opinion contains a description of the matters considered by Houlihan and the limits of its review. Pease shareholders are encouraged to read the opinion carefully and in its entirety. Houlihan's opinion was provided to the Pease board for its information and only addresses the fairness, from a financial point of view, of the exchange ratio to Pease's shareholders. The Houlihan opinion does not address the merits of the underlying decision by Pease to engage in the merger and does not constitute a recommendation to any holder of Pease common stock as to how that holder should vote. Houlihan expressed no opinion as to the price at which Pease common stock will actually trade at any time. Houlihan also expressed no opinion as to the income tax consequences of the merger. Houlihan's opinion was among many factors taken into consideration by Pease's board in making its determination to approve the merger and recommend the stock issuance and merger as contemplated in the merger agreement. This summary of Houlihan's opinion is qualified in its entirety by references to the full text of the opinion that is included in this document with Houlihan's consent.

     In connection with rendering its opinion, Houlihan, among other things:

     o Reviewed the financial terms of the transaction as provided in the merger agreement, as amended.

     o Reviewed the Pease and Carpatsky disclosure schedules to the merger agreement.

     o Reviewed the financial terms of the securities purchase agreement between Carpatsky and Bellwether.

     o Reviewed the SEC filings of Pease, including the most recent annual and quarterly reports, and the current reports announcing the planned merger.

     o Reviewed financial statements of Pease and Carpatsky audited by Hein + Associates.

     o Reviewed internal financial and capitalization schedules describing the operations of Pease prepared by Pease management.

     o Reviewed reserve reports prepared by Netherland, Sewell & Associates, Inc. for Pease's oil and gas reserves as of January 1, 2000 and 1999. Additionally, Houlihan was provided with a pricing sensitivity analysis prepared by Netherland, Sewell & Associates, Inc. dated March 18, 1999.

     o Reviewed reserve reports prepared by Ryder Scott Company, L.P. for certain leasehold interests of Carpatsky as of December 31, 1999, 1998 and 1997 and June 30, 1999. These reports represent the full contractual interest reserves as well as the paid-in interest reserves. Houlihan also reviewed various reserve sensitivity analyses prepared by Ryder Scott.

     o Reviewed a report of Wise & Treece Petroleum Management, Inc. dated August 23, 1999 which reviews the Ryder Scott reserve report and calculates an estimated engineered value of the reserves in the Carpatsky interest in the RC field based upon the Ryder Scott data and other assumptions provided by Wise & Treece and Pease management.

     o Reviewed other due diligence documents and letters, including document summaries, due diligence memos and opinions from Pease management and Ostrander-Krug & Sobel, LLC.

     o Reviewed several other proposals for mergers, acquisitions or proposed financings as well as various memos from advisors to Pease evaluating several of these offers.

     o Reviewed the exchange agreement with Pease's series B preferred shareholders agreeing to convert all of the preferred stock to common stock.

     o Reviewed the resolutions of Pease's board of directors and the amended and restated articles of incorporation proposed to facilitate the merger.

     o Analyzed the historical trading prices and volumes of Pease common stock quoted on the NASDAQ Small Cap Market and OTC Bulletin Board and Carpatsky common shares quoted on the Canadian Venture Exchange.

     o Analyzed the risk adjusted valuation of Pease's assets and the various assets of Carpatsky and the share exchange ratio calculation that determined the number of shares of Pease common stock to be issued in the merger.

     o Compared Pease and Carpatsky from a financial point of view with certain other companies in the oil and gas exploration and production industry that were deemed to be relevant. Houlihan focused on general financial ratios as well as equity and asset valuation ratios.

     o Conducted such other studies, analyses, inquiries and investigations as Houlihan deemed appropriate.

     In arriving at its opinion, Houlihan considered such factors as it deemed relevant including, but not limited to:

     o    the reserve and engineering values as calculated by Pease's advisors;

     o revised reserves booked for accounting purposes in response to SEC comments;

     o the allocation between preferred and common shareholders of Pease as negotiated by Pease and documented in the exchange agreement with Pease's series B preferred shareholders;

     o    the historical cash flows of Pease and Carpatsky;

     o    the conditions of closing of the merger;

     o    the risks associated with the merger;

     o the upside potential of the merger, as described in the due diligence conducted by Pease's management; and

     o    other due diligence findings of Pease related to the merger.

     Houlihan relied upon and assumed, without independent verification, the accuracy, completeness and fairness of the financial and other information provided to Houlihan. Houlihan relied upon the assurances of Pease management that they are unaware of any facts that would make the information provided to Houlihan to be incomplete or misleading for the purposes of Houlihan's opinion. Houlihan has not assumed responsibility for any independent verification of this information or undertaken any obligation to verify this information. The management of Pease and Carpatsky informed Houlihan that the forecasts and reserve reports provided represent their best current judgment, at the date of the opinion, as to the future financial performance of Pease and Carpatsky, each on a stand-alone basis. Houlihan assumed reserve reports had been reasonably prepared based on the current judgment of Pease's and Carpatsky's management. Houlihan assumed no responsibility for and expressed no view as to the forecasts and reserves or the assumptions on which they were based. Houlihan did not perform an independent evaluation or appraisal of the assets of either Pease or Carpatsky.

     Houlihan's opinion is necessarily based on the economic, market, financial and other conditions existing on, and the information made available to Houlihan as of, the date of its opinion letter. Houlihan has disclaimed any obligation to advise the board of directors of Pease or any person of any change in any fact or matter affecting the opinion, which may come or be brought to Houlihan's attention after the date of the opinion.

     The following is a summary of the principal financial analyses performed by Houlihan in connection with providing its written opinion on January 7, 2000 as updated by its opinion on June 27, 2000.

     Relative Reserve Value Analysis

     Houlihan prepared an analysis of the relative enterprise and equity value of both Pease and Carpatsky by adjusting the discounted present value of future net cash flows, or PV10 value, of the estimated proved reserves of each company to an estimate of what a buyer may pay in a typical acquisition transaction. For Carpatsky, Houlihan considered the paid in interest case, which assumes that Carpatsky's net revenue interest in the RC field is 20%, and the full contractual interest case, which assumes that Carpatsky's net revenue interest in the RC field is 45%. Houlihan utilized the PV10 value calculated using the SEC's rules for Pease, but not for Carpatsky, because of the likelihood that Carpatsky's reserves will continue to be economically viable for Carpatsky for longer than the current concession that terminates in March 2003. The PV10 value of each company was then multiplied by an adjustment factor estimated using Houlihan's business judgment and a consultation of the 1999 Survey of Economic Parameters Used in Property Evaluation prepared by the Society of Petroleum Evaluation Engineers. This developed an acquisition value for both Pease and Carpatsky. An acquiror would likely use a discount rate higher than 10%. This analysis is only intended to determine relative values, not an estimate of fair market value.

     The debt of each company was then subtracted from the respective enterprise values to determine a relative equity value. These equity values were then used to calculate a total equity value post merger, and the respective percentage of the total equity value allocated to the shareholders of Pease and Carpatsky. The percentage of equity value was compared to the ownership percentage implied by the merger. The following tables illustrate this analysis.


                                               Pease                                             Carpatsky
                                    ------------------------------     -------------------------------------------------------------
                                                                                                                 Full Contractual
                                                                              Paid In Interest Case                Interest Case
                                            ($ in 000s)                           ($ in 000s)                       ($ in 000s)
                                    ------------------------------     ------------------------------------    ---------------------
                                    PV10    Adjustment  Discounted     PV10   Adjustment  Discounted   PV10    Adjustment Discounted
                                    ----    ----------  ----------     ----   ----------  ----------   ----    ---------- ----------
Proved
   Producing .................    $ 2,194        100%   $  2,194   $  7,105        100%   $  7,105     11,831       100%   $  11,831
   Behind Pipe ...............      2,844         75%      2,133      1,305         75%        979      1,798         75%      1,349
   Undeveloped ...............      1,231         55%        677     20,350         55%     11,193     43,294         55%     23,812
                                  -------     -------    -------    -------     -------    -------    -------     -------    -------
   Total Proved ..............      6,270                  5,005     28,761                 19,277     56,923                 36,992
Probable
   Producing .................      3,644         23%        820        457         25%        114      1,043         25%        261
   Behind Pipe ...............          0          0%          0      2,589         25%        647      3,253         25%        813
   Undeveloped ...............          0          0%          0     25,885         20%      5,177     57,702         20%     11,540
                                  -------     -------    -------    -------     -------    -------    -------     -------    -------
   Total Probable ............      3,644                    820     28,474                  5,824     60,955                 12,354
Total Reserves ...............      9,914                  5,824     57,236                 25,101    117,879                 49,345
                                  =======                =======     =======               =======    =======                =======
Less Debt ....................                             2,566                               663                               663
                                                         -------                           -------                           -------
Equity Value .................                             3,258                            24,438                            48,682
                                                         =======                           =======                           =======

                Relative Value Analysis Based on Adjusted PV10 Values

                                                               Full Contractual
                                       Paid In Interest Case     Interest Case
                                       ---------------------   ----------------
         Carpatsky Equity Value ...........     24,438              48,682
         Pease Equity Value ...............      3,258               3,258
         Total Equity Value ...............     27,697              51,941
         Pease Equity Percentage ..........       11.8%                6.3%
         Carpatsky Equity Percentage ......       88.2%               93.7%

               Relative Publicly Traded Stock Valuation Analysis

     Houlihan calculated the market value of the publicly traded stock outstanding, assuming that all preferred stock was converted to common stock. The last closing share price of Carpatsky was from January 21, 2000 of $.17 per share. Because of the long time period Carpatsky shares have not been trading, Houlihan performed a second calculation using a weighted average share price from the trading period under review of $.126 per share. The price for Pease was the closing price as of June 27, 2000 of $.1875 per share. The market value of each company was then added to calculate the pro forma market value post merger. The relative percentages of market value for both Pease and Carpatsky were calculated and compared to the ownership percentage implied by the Merger.


                                                    Shares          Price Per
                                                  Outstanding         Share           Value         Percentage
                                                  -----------       ---------         -----         ----------
Carpatsky common shareholders..................   77,728,263         $0.1260      $  9,793,761
Carpatsky preferred shareholders...............   50,000,000         $0.1260         6,300,000
                                                                                   -----------
     Total Equity Value........................                                   $ 16,093,761          89.0%
Pease common shareholders......................    1,731,398         $0.1875      $    324,637
Pease preferred shareholders...................    8,865,665         $0.1875         1,662,312
                                                                                   -----------
     Total Equity Value........................                                   $  1,986,949          11.0%
         Total Combined Equity Value...........                                   $ 18,080,710         100.0%

     Each of the analyses conducted by Houlihan was carried out to provide a different perspective on the merger, and to enhance the total mix of information. Houlihan did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the merger to the Pease shareholders. Houlihan did not place any specific reliance or weight on any individual analysis but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, Houlihan believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by Houlihan in connection with the preparation of its opinion.

     Houlihan, a member of the National Association of Securities Dealers, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Houlihan was selected by Pease on the basis of this experience. Houlihan received a non-contingent fee of $32,500 plus reimbursement for all reasonable out-of-pocket expenses from Pease relating to its services in providing the opinion. In addition, Pease has agreed to indemnify, defend and hold Houlihan harmless if Houlihan becomes involved in any way in any legal or administrative proceeding related to the services Houlihan provided in rendering the opinion.

     Carpatsky neither solicited nor obtained a third party opinion on the fairness of the merger to the Carpatsky shareholders, from a financial point of view, relying instead on the business judgment of the board of directors.

Federal Income Tax Considerations in the United States

     Consequences of the Continuance and Merger to Carpatsky Shareholders

     The following discussion summarizes the material United States federal income tax considerations relevant to the exchange of Carpatsky common and preferred shares for common and preferred stock of the Delaware corporation created in the continuance and the subsequent exchange of that common and preferred stock for Pease common and preferred stock in the merger. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, existing and proposed Treasury Regulations under the IRC, and current administrative rulings and court decisions, all of which are subject to change. Any change in the IRC and Treasury Regulations, which may or may not be retroactive, could alter the tax consequences to Pease, Carpatsky, or Carpatsky's shareholders as described in this discussion.

     Carpatsky shareholders should be aware that this discussion does not deal with all United States federal income tax considerations that may be relevant to particular Carpatsky shareholders in light of their particular circumstances, like shareholders who own 10% or more of the voting power of all classes of Carpatsky stock, who are not U.S. citizens, residents or domestic entities, who are dealers in securities, who are subject to the alternative minimum tax provisions of the IRC,, who do not hold their Carpatsky stock as capital assets or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the continuance or the merger under foreign, state, or local tax laws. Nor does the following discussion address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger. This is so whether or not any of those transactions are undertaken in connection with the merger, including without limitation any transaction in which shares of Carpatsky common or preferred stock are acquired or in which shares of Radiant Energy common or preferred stock are disposed after the merger. Accordingly, Carpatsky shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the continuance and the merger, including the applicable federal, state, local, and foreign tax consequences.

     With some exceptions, transactions that constitute reorganizations do not require any of the participating corporations or their shareholders to pay any federal income taxes. Reorganizations involving foreign corporations, such as Carpatsky, sometimes fall within these exceptions and require certain shareholders to include an amount in income or recognize gain on the transaction. Both the continuance and the merger are intended to constitute reorganizations. If the continuance and the merger qualify as reorganizations, then, subject to the limitations and qualifications referred to in this discussion, they will generally result in the following federal income tax consequences:

     o No amount will be included in income, and no gain or loss will be recognized by, any Carpatsky shareholder who owns less than 10% of the voting power of all classes of shares of Carpatsky and whose shares of Carpatsky have a fair market value of less than $50,000 on the date of the continuance. The aggregate tax basis of such shareholder's Carpatsky shares will be unchanged, and the holding period applicable to such shareholder's Carpatsky shares will include the period for which such shares were held prior to the continuance.


     o Each Carpatsky shareholder who owns less than 10% of the voting power of all classes of shares of Carpatsky but whose shares of Carpatsky have a fair market value of $50,000 or more on the date of the continuance will recognize gain to the extent the fair market value of such shares exceeds the aggregate tax basis of such shares, but will not recognize any loss. Rather than recognize gain, the Carpatsky shareholder may elect to include in income all the earnings and profits attributable to such shareholder's shares in Carpatsky. The amount of earnings and profits attributable to a shareholder's shares is generally equal to the positive amount, if any, of Carpatsky's undistributed net profits, whenever earned, after excluding any income previously taxed in the United States. The aggregate tax basis of the shareholder's Carpatsky shares will be increased by the amount of the recognized gain or deemed dividend, and the holding period applicable to such shareholder's Carpatsky shares will include the period for which such shares were held prior to the continuance.

     o No gain or loss will be recognized by Carpatsky shareholders solely upon their receipt of Radiant Energy common and preferred stock in exchange for Carpatsky common and preferred shares in the merger except to the extent of cash received instead of a fractional share of Radiant Energy common or preferred stock.

     o The aggregate tax basis of the Radiant Energy common and preferred stock received by Carpatsky shareholders in the merger, reduced by any tax bases attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the Carpatsky common and preferred shares exchanged for Carpatsky common and preferred stock in the continuance.

     o The holding period applicable to the Radiant Energy common and preferred stock received by each Carpatsky shareholder in the merger will include the period for which the Carpatsky common and preferred shares were considered to be held, provided that the Carpatsky common and preferred shares are held as a capital asset at the time of the merger.

     o Cash payments received by Carpatsky's shareholders instead of a fractional share will be treated as if the fractional share of Radiant Energy common or preferred stock had been issued in the merger and then redeemed by Radiant Energy. A Carpatsky shareholder receiving cash will recognize gain or loss upon the payment of the cash, measured by the difference, if any, between the amount of cash received and the basis in the fractional share.

     o Neither Pease, CPI Acquisition Corp. nor Carpatsky will recognize material amounts of gain solely as a result of the continuance and merger.

     The parties are not requesting and will not request a ruling from the Internal Revenue Service in connection with the continuance or the merger. The consummation of the merger is conditioned on the receipt by Pease and Carpatsky of a legal opinion to the effect that the merger will qualify as a should be aware that the tax opinion does not bind the Internal Revenue Service and the IRS is therefore not precluded from successfully asserting a contrary opinion.

     A successful IRS challenge to the reorganization status of the merger would result in Carpatsky shareholders recognizing taxable gain or loss with respect to each Carpatsky common or preferred share surrendered equal to the difference between the shareholder's basis in his/her shares and the fair market value, as of the effective date of the merger, of the Radiant Energy common or preferred stock received in exchange for the Carpatsky common or preferred shares. In an event like this, a shareholder's aggregate basis in the Radiant Energy common and preferred stock received in the merger would equal its fair market value, and the shareholder's holding period applicable to the stock would begin the day after the merger.

Tax Consequences of Ownership and Disposition of Our Stock by Canadian Holders

     Dividends with respect to Our Stock

     In general, the gross amount of dividends paid to a Canadian shareholder after the merger with respect to our stock will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Under the U.S.--Canada income tax treaty, withholding tax rates are reduced to 15%, or 5% in the case of corporate shareholders owning at least 10% of the stock of the payor corporation. Dividends received by a Canadian shareholder that are effectively connected with a U.S. trade or business conducted by the Canadian shareholder are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to U.S. citizens, residents or domestic entities.

     In addition to the graduated tax described above, dividends received by a corporate Canadian shareholder that are effectively connected with a U.S. trade or business of the corporate Canadian shareholder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty. Under the U.S.--Canada income tax treaty, the amount of such tax is limited to 5%.

     A Canadian shareholder of our stock that is eligible for a reduced rate withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.

     Gain on Disposition of Our Stock

     A Canadian shareholder generally will not be subject to U.S. Federal income tax on any gain realized upon the sale or other disposition of our stock unless:

     o the gain is effectively connected with a U.S. trade or business of the Canadian shareholder, which gain, in the case of a corporate Canadian shareholder, must also be taken into account for branch profits tax purposes;

     o the Canadian shareholder is an individual who holds his or her shares as a capital asset, which is generally an asset held for investment purposes, and who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

     o we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our stock. We are not currently, have not been within the last five years, and do not believe that we will become a "U.S. real property holding corporation" for U.S. Federal income tax purposes.

     Backup Withholding and Information Reporting

     Generally, we will report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Canadian shareholder at an address within the U.S. may be subject to backup withholding at a rate of 31% if the Canadian shareholder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Canadian shareholders at an address outside the U.S. on or prior to December 31, 2000, unless the payer has knowledge that the payee is a U.S. citizen, resident or domestic entity. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Canadian shareholders at an address outside the U.S. after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Canadian shareholder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition by a Canadian shareholder of our stock to or through the U.S. office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the Canadian shareholder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Canadian shareholder of our stock outside the U.S. to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

     o    a U.S. person;

     o a "controlled foreign corporation" for U.S. Federal income tax purposes; or

     o a foreign person, 50% or more of whose gross income for certain periods is from the conduct of a U.S. trade or business, unless the broker has documentary evidence in its files of the Canadian shareholder's non-U.S. status and certain other conditions are met, or the Canadian shareholder otherwise establishes an exemption.

Neither backup withholding nor information reporting applies to a payment of the proceeds of a disposition by a Canadian shareholder of our stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of our stock. Canadian shareholders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on the ownership and disposition of our stock.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

     Each Canadian shareholder who receives our stock pursuant to the merger is urged to consult his or her advisor to determine the impact of such Canadian shareholder's personal tax situation on the anticipated tax consequences under state, local, foreign or other tax laws, of the receipt, ownership and disposition of our stock.

Income Tax Considerations in Canada

     General

     The following discussion summarizes the material Canadian federal income tax considerations that are generally applicable to holders of Carpatsky's common shares in connection with the continuance of Carpatsky in the state of Delaware and the concurrent merger of Carpatsky with CPI Acquisition Corp., a wholly-owned subsidiary of Pease.

     This discussion is based on the provisions of the Income Tax Act (Canada)
(ITA) and the regulations thereunder, the Canada-United States Income Tax Convention, 1980, and counsel's understanding of the current administrative practices and policies of the Canada Customs and Revenue Agency. This discussion takes into account all proposed amendments to the ITA and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this proxy statement and prospectus and assumes that all the proposed amendments will be enacted in their present form. No assurances can be given that the proposed amendments will be enacted in the form proposed, if at all. However, the Canadian federal income tax considerations generally applicable to a common shareholder of Carpatsky with respect to the transactions will not be different in a materially adverse way if such proposed amendments are not enacted. Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from the Canadian federal income tax considerations described herein.

     This discussion is applicable to those who hold their Carpatsky common shares as capital property and deal at arm's length with each of Carpatsky and Pease for the purposes of the ITA. This discussion does not apply to financial institutions which are subject to the mark-to-market provisions of the ITA.

     For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Carpatsky's common shares and shares of Pease common stock, including dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise. All references herein to sections, subsections, etc. are to the ITA unless otherwise stated.

     Neither Carpatsky nor Pease is or will be requesting an advance income tax ruling from the Canada Customs and Revenue Agency in connection with any of the transactions contemplated herein. Carpatsky's common shareholders should be aware that this summary does not bind the Canada Customs and Revenue Agency and it is therefore not precluded from asserting a contrary position.

     This discussion is of a general nature only. Carpatsky's common shareholders should consult their own tax advisors with respect to their own particular circumstances.

         Consequences of the Continuance

         The domestication, or continuance as it is known in Canada, of Carpatsky under the laws of the state of Delaware will not constitute a taxable event under the ITA for holders of Carpatsky common shares, whether or not they are resident in Canada. Holders of Carpatsky common shares who receive the domesticated Carpatsky common stock in replacement will continue to hold their Carpatsky common stock at the same adjusted cost base as their Carpatsky common shares immediately before the continuance.

         Consequences of the Merger

         The merger of Carpatsky and CPI Acquisition Corp. will qualify as a foreign merger pursuant to the provisions of subsection 87(8.1). Pursuant to subsection 87(8), the merger will be a tax-deferred event to holders of Carpatsky common shares, whether or not they are resident in Canada, unless the holder otherwise elects in the holder's Canadian return of income for the taxation year in which the merger takes place. Unless the election is made, a holder of Carpatsky common shares will be deemed to have disposed of such common shares for proceeds of disposition equal to the total of the adjusted cost base to the holder of such common shares immediately before the merger and will be deemed to have acquired the shares of Radiant Energy common stock at a cost to the holder of an equal amount.

         Disposition of Our Common Stock

         Shareholders Resident in Canada. A disposition or deemed disposition by a holder of our common stock who is resident in Canada will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of such shares. Three-quarters of any capital gain must be included in the holder's income for the year of disposition. Three-quarters of any capital loss must be deducted by the holder from the capital gains in the year of disposition. Any capital losses in excess of capital gains in the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against net capital gains (capital gains less capital losses) in such other years.

         Shareholders Not Resident in Canada. Carpatsky common shares will not be "taxable Canadian property" as defined in the ITA, provided that such shares are listed on a prescribed stock exchange, which includes the Canadian Venture Exchange, and the holder, persons with whom such holder does not deal at arm's length or the holder and such persons has not owned, or had under option, 25% or more of the issued shares of any class of the capital stock of Carpatsky at any time in the last five years preceding the distribution. A non-resident holder of Carpatsky common shares that are not taxable Canadian property to such holder will not be subject to tax under the ITA on the future sale or other disposition of our common stock which such holder receives in the merger. A non-resident holder of Carpatsky common shares that are taxable Canadian property to such holder will be subject to tax under the ITA on the future sale or other disposition of our common stock which such holder receives in the merger, as such shares will be deemed to continue to be taxable Canadian property to the holder thereof for the purposes of the ITA.

         Dividends on Our Common Stock

         Shareholders Resident in Canada. Dividends on our common stock received by a shareholder resident in Canada will be included in the recipient's income for the purposes of the ITA. Such dividends received by an individual shareholder will not be subject to the gross-up and dividend tax credit rules in the ITA. A shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its income. A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation," as defined in the ITA, may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year which will include such dividends. United States non-resident withholding tax on such dividends received by Canadian residents will be generally eligible for foreign tax credit or deduction treatment, where applicable under the ITA.

         Shareholders Not Resident in Canada. Dividends on shares of our common stock received by a shareholder not resident in Canada will not be subject to tax under the ITA.

         Foreign Property Information Reporting

         A holder of shares of our common stock who is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property," at any time in the year or fiscal period exceeds Cdn.$100,000 will be required to file an information return for the year or period disclosing prescribed information. The information required to be disclosed includes the shareholder's cost amount, any dividends received in the year and any gains or losses realized in the year in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. A holder of our common stock should consult such holder's own advisors about whether such holder must comply with these rules.

         Dissenting Carpatsky Common Shareholders

         Shareholders Resident in Canada. The receipt by a dissenting shareholder of Carpatsky resident in Canada of a cash payment from Carpatsky before the continuance will generally be treated as a dividend by such shareholder to the extent that the payment exceeds the paid-up capital of the shares. This deemed dividend will be taxed in the manner described above. The amount equal to the paid-up capital of such shares will be treated as proceeds of disposition for the purposes of calculating the shareholder's capital gain (or capital loss) from the disposition of such shares in the manner described above. Dividend treatment will not arise if the cash payment is made after the domestication and merger has occurred. The receipt by a dissenting shareholder of Carpatsky of a cash payment after the continuance and merger will be treated under the ITA as proceeds of disposition and any capital gain (or capital loss) will be determined by reference to the full amount of such proceeds.

         Shareholders Not Resident in Canada. A cash payment received from Carpatsky before the continuance by a dissenting shareholder of Carpatsky not resident in Canada will be treated as a dividend to the extent that the payment exceeds the paid-up capital of the shares, while an amount equal to the paid-up capital of the shares will be treated as proceeds of disposition. Dividends deemed to be paid to a shareholder not resident in Canada will be subject to non- resident withholding tax under the ITA at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention, 1980, the rate is generally reduced to 15% in respect of dividends paid to a resident of the United States.

         The receipt by a non-resident common shareholder of Carpatsky of a cash payment after the continuance and merger will be treated under the ITA as proceeds of disposition equal to the redemption proceeds. Any capital gain realized by a dissenting Carpatsky shareholder would not be taxed under the ITA if the common shares of Carpatsky in respect of which the dissent is exercised are not taxable Canadian property to the holder as described above.

         Eligibility for Investment of Our Common Stock

         Provided that our common stock is listed on a prescribed stock exchange, it will be a "qualified investment" for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, all within the meaning of the ITA. However, under the ITA, our common stock will constitute "foreign property" to such plans. Generally, where the cost of foreign property of such a plan or fund exceeds 20% of the cost of all of its property at the end of any month, it will be subject to a tax of 1% on the excess amount.

Interests of Persons in the Merger

         One member of the Pease board of directors has an interest in the merger that is in addition to his interest as a shareholder. Our board of directors was aware of this interest and considered it in approving the merger agreement and the transactions contemplated in the merger agreement. If and when the merger is consummated, Patrick J. Duncan, our current President and CFO, will receive $220,000 under the provisions in his existing employment agreement with us. This amount consists of a termination payment of $195,000 and the repurchase by us of 1,564 shares of our common stock from Mr. Duncan for $25,000.

Accounting Treatment

         The merger will be accounted for as a purchase, with Carpatsky as the acquiror, in accordance with generally accepted accounting principles. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values. The income or loss of Radiant Energy will not include the income or loss of Pease prior to completion of the mergers. See "Pro Forma Combined Financial Information."

Regulatory Approval

     The continuance of Carpatsky must be consented to by the Registrar of Corporations for British Columbia and Alberta, Canada. Both the continuance and the merger must be approved by the Canadian Venture Exchange.

                              THE MERGER AGREEMENT

     The description of the merger agreement set forth in this section is a summary of the material provisions of the merger agreement and is qualified in its entirety by reference to the merger agreement included in this proxy statement and prospectus as Appendix A which we intend to sign before this proxy statement and prospectus is mailed.

General

     Pease, CPI Acquisition Corp., which is a wholly-owned subsidiary of Pease, and Carpatsky have entered into a merger agreement which provides that:

     o Carpatsky will continue into the State of Delaware and thereby become a Delaware corporation.

     o Following the continuance, the wholly-owned subsidiary of Pease will be merged with and into Carpatsky.

     o Carpatsky common shareholders will receive an estimated 44,959,557 shares of Radiant Energy common stock and 102,410,000 shares of Radiant Energy preferred stock in exchange for all outstanding Carpatsky shares. This number will be reduced to reflect the number of shares, if any, for which shareholders seek appraisal rights.

     o Each outstanding Carpatsky common share, except for shares held by shareholders who dissent, will be exchanged for .57842 shares of our common stock and each outstanding Carpatsky preferred share will be converted into 1.07292 shares of our preferred stock.

     o Warrants and options entitling holders to purchase Carpatsky shares shall be adjusted to permit holders to acquire 17,563,947 shares of Radiant Energy common stock, exercisable at $0.35 per share.

     o    We will change our name to "Radiant Energy, Inc."

     o We will amend our articles of incorporation to increase the number of shares of common stock and preferred stock we are allowed to issue.

The Continuance

     The Business Corporations Act (Alberta) which governs Carpatsky does not contain provisions allowing the direct merger of Carpatsky with a U.S. corporation such as Pease's subsidiary. Carpatsky may, however, "continue" into the U.S. In accordance with Delaware law, following the continuance, Carpatsky will become subject to the law of Delaware and its existence as a corporation will be deemed to have commenced on the date of its original incorporation under the laws of Alberta, Canada. In addition, under Delaware law, Carpatsky shareholders will be deemed to have been shareholders of the Delaware corporation since the date they initially acquired their shares of Carpatsky. The continuance will not affect any obligations or liabilities of Carpatsky issued prior to the continuance, nor will it affect the ownership interests of any of Carpatsky's shareholders. The sole effect on Carpatsky will be that the corporation will become subject to Delaware law commencing on the effective date of the continuance as if it had been incorporated in such state on such date.

Effective Time of the Merger

     The closing will occur, and the merger will become effective, upon:

     o the approval by Carpatsky shareholders of the continuance of Carpatsky into Delaware and the merger;

     o the adoption of amended and restated articles of incorporation by our shareholders;

     o    the election of our new board of directors by our shareholders; and

     o the satisfaction or waiver of the other conditions set forth in the merger agreement.

     It is anticipated that the merger will become effective soon after Carpatsky's and Pease's special meetings upon satisfaction or waiver of all conditions to the merger.

Exchange of Certificates

     Computershare Trust Company, Inc. will act as exchange agent in the United States and CIBC Mellon Trust Company will act as exchange agent in Canada in connection with the merger. As soon as practicable after the effective date of the merger, the exchange agents will send a notice and transmittal form to Carpatsky shareholders to be used in forwarding their certificates for surrender and exchange for certificates representing our common stock. Carpatsky shareholders should not send any stock certificate with their proxy cards. You should not surrender your Carpatsky certificate for exchange until you receive the transmittal form and instructions. The instructions will include procedures concerning lost certificates and securities held in broker's or nominee's names.

     Each holder of Carpatsky common shares will be entitled, upon surrender to the exchange agent, to receive in exchange for his shares of Carpatsky a common stock certificate representing the number of our whole shares of common stock into which his Carpatsky common shares were converted in the merger, together with any cash payable in lieu of fractional shares. Until a holder of Carpatsky common shares surrenders his Carpatsky common share certificate to the exchange agent, the certificate representing Carpatsky common shares will be deemed to represent the number of whole shares of our common stock into which the Carpatsky common shares were converted.

Fractional Shares

     Certificates representing fractional shares of our common stock will not be issued in the merger. Fractional share interests will not entitle you to vote or to any other rights of a shareholder. Instead of the issuance of any fractional share, each holder of Carpatsky common shares who otherwise would be entitled to receive a fractional share of our common stock in the merger will receive, upon surrender for exchange, an amount in cash determined by multiplying the last sales price of our common stock on the OTC Bulletin Board before the effective date of the merger, by the fraction of a share to which that holder would otherwise be entitled.

Representations

     The parties make various representations and warranties in the merger agreement, including representations and warranties by each of Carpatsky and Pease as to:

     o    organization and good standing;
     o    capitalization;
     o authorization of the merger agreement and the absence, except as specified, of the need for governmental or third party consents to the merger;
     o    compliance with applicable law;
     o    accuracy of financial statements;
     o absence of material undisclosed liabilities and the absence of material adverse changes in the financial or other condition, operations or business of Carpatsky and Pease, taken as a whole;
     o    absence of pending or threatened material litigation;
     o material compliance with applicable environmental laws and regulations;
     o    absence of brokers or finders; and o other customary matters.

Conduct of Business Pending the Merger

     Pease and Carpatsky have agreed to conduct their operations, except as otherwise provided in the merger agreement, according to their normal course of business until completion of the merger. Further, Pease and Carpatsky have each agreed that until the consummation of the merger, unless the other agrees in writing or as otherwise required or permitted by the merger agreement, it will not:

     o    declare or pay any dividend;
     o repurchase or issue any capital stock or securities convertible into capital stock;
     o effect any reorganization, liquidation, recapitalization, stock split or reclassification;
     o    acquire, or purchase the assets of, any other business;
     o sell or encumber any assets, except in the ordinary course of business;
     o take any actions that could reasonably be expected to result in a competing transaction;
     o    amend its articles of incorporation;
     o change its method of accounting or any tax election or settle any material claim;
     o    incur any indebtedness in excess of $10,000; or
     o    enter into any agreements or transactions with affiliates.

Conditions to Consummation of the Merger

     The obligations of Pease and Carpatsky to complete the merger are subject to the following conditions:

     o    Carpatsky shareholders must approve the continuance and merger.
     o Pease shareholders must adopt the amended and restated articles of incorporation.
     o All of the issued and outstanding shares of our preferred stock shall have been exchanged for shares of our common stock.
     o The relevant governmental authorities must grant all required authorizations, consents, orders or approvals.
     o The registration statement that contains this proxy statement and prospectus shall have become effective under the Securities Act.
     o There must be no law, order, injunction or other legal restraint or prohibition enjoining or preventing the consummation of the merger.
     o The representations and warranties of the parties contained in the merger agreement must be true and correct in all material aspects as of the closing.
     o Neither Pease nor Carpatsky shall have suffered any material adverse change to its business or financial condition.
     o Each party to the merger agreement shall have performed all obligations required to be performed under the merger agreement.
     o Pease and Carpatsky shall have each furnished to the other an opinion of its counsel regarding due incorporation, authority to do business, issuances of stock and other routine matters.
     o Holders of no more than .625% of the issued and outstanding common shares of Carpatsky have exercised their dissenters' rights.
     o We shall not have determined to withhold any amounts in respect of the shares of our common stock or preferred stock issuable in the merger.

Termination

     The merger agreement may be terminated at any time prior to effectiveness of the merger, whether before or after shareholder approval of the merger, by the mutual consent of Pease and Carpatsky or by either Pease or Carpatsky if:

     o the other party material breaches any representation, warranty or covenant;
     o any representation or warranty of the other party becoming incapable of being satisfied.
     o there is a judgement, injunction or other order preventing the consummation of the continuance, exchange of Pease preferred stock or merger, unless the party seeking to terminate has not fulfilled its obligations under the agreement to obtain or vacate such order;
     o    the merger is not consummated by October 31, 2000;

     o    either party fails to obtain the required shareholder approval;
     o the other party's board of directors withdraws or changes its recommendation of the merger agreement and the transactions contemplated thereby or has recommended a competing transaction;
     o a tender or exchange offer is commenced for 20% or more of the other party's outstanding stock and its board of directors fails to recommend to its shareholders not tender or exchange their shares in such offer; or
     o any person other than Pease or Carpatsky or their affiliates has acquired 20% or more of the outstanding shares of capital stock of the other party.

     If the merger agreement is terminated, neither party nor their affiliates, directors, officers, or shareholders will be subject to any continuing obligations with respect to the merger agreement, except with respect to confidentiality obligations or liquidated damages provisions. The other party shall be entitled to receive a $250,000 payment, which amount shall be inclusive of all of such party's expenses, if the merger agreement is terminated as a result of:

     o a willful breach of any representation, warranty, covenant or agreement by a party that had entered into negotiations prior to termination regarding a competing transaction that is completed within one year of termination;

     o a party failing to secure the requisite vote of its shareholders or its board of directors withdrawing its recommendation to shareholders and at the time there exists a competing transaction;

     o    a party's board of directors recommends a competing transaction; or

     o a party's board of directors failing to recommend that its shareholders not tender or exchange their shares in connection with a tender or exchange offer for 20% or more of its outstanding capital stock.

Expenses and Fees

     Except as set forth above, if the merger is not consummated, all expenses other than costs associated with this proxy statement and prospects incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such costs and expenses. The printing, mailing and other costs associated with this proxy statement and prospectus, excluding legal and accounting fees which shall be borne by the party incurring such expenses, shall be borne equally by Pease and Carpatsky. If the merger is completed, all such expenses will be borne by us. Costs and expenses incurred in connection with the merger agreement are expected to consist primarily of legal and accounting fees, petroleum engineering fees and filing fees under federal and state regulatory laws and are estimated to be $350,000.

                        SELECTED FINANCIAL DATA OF PEASE

     The selected balance sheet data as of December 31, 1999, 1998 and 1997 and the selected statement of operations data for the years ended December 31, 1999, 1998 and 1997 have been derived from our audited financial statements. The selected unaudited financial data for the three months ended March 31, 2000 and 1999 have been prepared on a basis consistent with the consolidated financial statements. In our opinion, the selected unaudited financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at the date presented and results of operations for the periods presented. Operating results for the three months ended March 31, 2000 are not necessarily indicative of results for the full fiscal year. This data should be read in conjunction with our consolidated financial statements, the notes to the consolidated financial statements and the management's discussion and analysis of financial condition and results of operations, all of which are included in this proxy statement and prospectus.

                       Pease Selected Financial Data Table

                                                Three Months
                                                Ended March 31,                      Year Ended December 31,
                                             ---------------------           ------------------------------------
                                             2000            1999            1999            1998            1997
                                             ----            ----            ----            ----            ----
Statement of Operations Data:
Revenue ............................   $    799,000    $    412,000    $  2,144,000    $  2,888,000    $  4,567,000
Cost of operations .................       (163,000)        (84,000)       (405,000)     (1,620,000)     (2,527,000)
                                        -----------    ------------    ------------    ------------    ------------
   Gross profit ....................        636,000         328,000       1,739,000       1,268,000       2,040,000
                                        -----------    ------------    ------------    ------------    ------------
Other costs and expenses:
   Consulting arrangement-
      related party ................           --            38,000          38,000         247,000         437,000
   General and administrative ......        173,000         180,000         845,000       1,587,000       1,487,000
   Depreciation, depletion and
      amortization .................        252,000         263,000       1,007,000       2,241,000       2,670,000
   Impairment expense ..............           --              --              --         7,593,000      12,913,000
                                        -----------    ------------    ------------    ------------    ------------
      Total other costs and expenses        425,000         481,000       1,890,000      11,668,000      17,507,000
                                        -----------    ------------    ------------    ------------    ------------
Income(loss) from operations .......        211,000        (153,000)       (151,000)    (10,400,000)    (15,467,000)
Other income and (expense):
   Interest and other income .......          9,000          11,000          46,000         172,000         273,000
   Interest expense ................        (90,000)        (90,000)       (360,000)       (399,000)       (701,000)
                                        -----------    ------------    ------------    ------------    ------------
Net income (loss) ..................   $    130,000    $   (232,000)   $   (465,000)   $(10,627,000)  $ (15,895,000)
                                        ===========    ============    ============    ============    ============
Net income (loss) available to
   common shareholders .............   $     64,000    $   (298,000)   $   (731,000)   $(12,695,000)  $ (15,985,000)
                                        ===========    ============    ============    ============    ============
Net income (loss) per common stock:
   Basic ...........................   $       0.04    $      (0.18)   $      (0.43)   $      (7.99)         (12.21)
   Diluted .........................   $       0.01    $      (0.18)   $      (0.43)   $      (7.99)         (12.21)
Weighted Avg Shares Outstanding
   Basic ...........................      1,731,000       1,626,000       1,684,000       1,588,000       1,309,000
   Diluted .........................     18,326,000       1,626,000       1,684,000       1,588,000       1,309,000
Balance Sheet Data:
Current assets .....................   $  1,519,000    $  1,428,000    $  1,203,000    $  1,741,000    $  7,349,000
Current liabilities ................        317,000         558,000         281,000         639,000       2,054,000
Working capital ....................      1,202,000         870,000         922,000       1,102,000       5,295,000
Total assets .......................      7,362,000       7,557,000       7,141,000       7,913,000      21,294,000
Total liabilities ..................      2,878,000       2,905,000       2,787,000       2,932,000       5,202,000
Stockholders' Equity ...............      4,484,000       4,652,000       4,354,000       4,981,000      16,092,000

                  PEASE MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Liquidity, Capital Expenditures and Capital Resources

     At March 31, 2000, our cash balance was $909,000 with a positive working capital position of $1,202,000, compared with $724,000 in cash and working capital of $922,000 at December 31, 1999 and a cash balance of $1,050,000 and positive working capital position of $1,102,000 at December 31, 1998. The changes in our cash balance on those dates are summarized as follows:


Cash balance at December 31, 1998 ...............................   $ 1,050,000
Sources of Cash:
           Cash provided by operating activities ................       739,000
           Proceeds from the sale of property and equipment .....       101,000
           Proceeds from the redemption of certificate of deposit        70,000
                                                                    -----------
                 Total Sources of Cash ..........................       910,000
Uses of Cash:
           Capital expenditures for oil and gas activities ......      (932,000)
           Series B preferred stock dividends ...................      (245,000)
           Purchase and retirement of series B preferred stock ..       (51,000)
           Repayment of long term debt ..........................        (6,000)
           Capital expenditure for office equipment .............        (2,000)
                                                                    -----------
                 Total uses of cash .............................    (1,236,000)
                                                                    -----------
Cash balance at December 31, 1999 ...............................       724,000
Sources of Cash:
           Cash provided by operating activities ................       322,000
           Proceeds from the redemption of certificate of deposit        15,000
                                                                    -----------
                 Total Sources of Cash ..........................       337,000
Uses of Cash:
           Capital expenditures for oil and gas activities ......      (150,000)
           Repayment of long term debt ..........................        (1,000)
                                                                    -----------
                 Total uses of cash .............................      (152,000)
                                                                    -----------
Cash balance at March 31, 2000 ..................................   $   909,000
                                                                    ===========

     As a result of higher commodity prices and maintaining low overhead expenses, we were able to generate positive cash flows from operations in 1999 and through the first quarter of 2000. As far as our uses of cash, the following table illustrates the costs incurred for our exploration activities during 1999. The difference between the total incurred, as illustrated in the following table, and the total amount of cash used in 1999, relates to the changes in accounts payable at December 31, 1999 and December 31, 1998.

                                                         Program Operator
                                             -----------------------------------------------
                                             NEGX         Beta           AHC           Other          Total               %
                                             ----         ----           ---           -----          -----             -----
Category:
     Exploratory Dry Holes ............   $   --        $164,000      $    --         $   --         $164,000             18%
     Land, G&G Costs on
     Seismic Programs .................      2,000       130,000           --             --          132,000             15%
Successful efforts ....................       --          59,000        251,000          1,000        311,000             34%
Capitalized Interest ..................       --         278,000           --             --          278,000             30%
Other Exploration Costs ...............       --            --             --           24,000         24,000              3%
                                          --------      --------       --------       --------       --------       --------
       Total Exploration Costs ........   $  2,000      $631,000       $251,000       $ 25,000       $909,000            100%
                                          ========      ========       ========       ========       ========       ========
       Percent ........................       --              69%            28%             3%           100%

     The following table illustrates the costs incurred for our exploration activities during the first quarter of 2000. The difference between the total cash paid for exploration activities in the above table and the amount illustrated below, relates to the net increase in accounts payable for those activities between December 31, 1999 and March 31, 2000.

                                                         Program Operator
                                             -----------------------------------------------
                                                                                     Internal
                                             NEGX         Beta           AHC           Costs          Total               %
                                             ----         ----           ---         --------         -----             -----
Category:
    Productive Efforts ...............  $   --         $  1,000       $ 61,000      $    --         $ 62,000             32%
    Exploratory Dry Holes ............      --           32,000           --             --           32,000             17%
      Land, G&G Costs on
      Seismic Programs ...............     6,000         20,000           --             --           26,000             13%
Capitalized Interest .................      --           69,000           --             --           69,000             36%
Other Exploration Costs ..............      --             --             --            5,000          5,000              2%
                                        --------       --------       --------       --------       --------       --------
      Total Exploration Costs ........  $  6,000       $122,000       $ 61,000       $  5,000       $194,000            100%
                                        ========       ========       ========       ========       ========       ========
      Percent ........................         3%            63%            31%             3%           100%

     Our current oil and gas assets consist of the following:

     o the East Bayou Sorrel Area in Iberville Parish, Louisiana, operated by National Energy Group, Inc.;

     o the Maurice Prospect in Fayetteville Parish, Louisiana, operated by Amerada Hess Corporation; and

     o the Formosa, Texana and Ganado 3-D prospects encompassing 130,000 acres in and around Jackson County, Texas, operated by Beta Oil and Gas, Inc.

     In December 1998, National Energy Group filed an involuntary Chapter 11 bankruptcy petition in United States Bankruptcy Court for the Northern District of Texas, Dallas Division. As operator of the East Bayou Sorrel field, which represents a majority of our current production, the bankruptcy petition might adversely effect future development or operation of the field; however, we do not expect that our interest in the field or production from currently existing wells will be affected.

     We have an unsecured claim in the bankruptcy proceeding for various amounts which we believe were overpaid to National Energy Group as operator in connection with the drilling and operating of certain wells. Collection of these amounts may be delayed or may not occur, pending disposition of National Energy Group's reorganization proceeding. The total claim is approximately $60,000. However, no amount has been recorded in the financial statements as of December 31, 1999 or March 31, 2000.

     Since we are a non-operator in all of the areas in which we hold an oil and gas interest, we do not necessarily control the timing of any development or exploration activities and therefore have little control over the corresponding required cash outlays. However, we currently expect the expenditures that will be proposed by the respective operators of our core areas to be within the following ranges through the first quarter of 2001:

                                                          Estimated Investment
                                                        -----------------------
          Area                                          Minimum         Maximum
          ----                                          -------         -------

East Bayou Sorrel Area .........................      $   50,000      $  400,000
Formosa, Texana, and Ganado Prospects ..........         250,000       1,100,000
Maurice Prospect ...............................         350,000         500,000
                                                      ----------      ----------
      Total ....................................      $  650,000      $2,000,000
                                                      ==========      ==========

     In addition to the potential capital necessary for our exploration activities, in April 2001 our convertible debentures with a current outstanding balance of $2,782,500 will become due and payable. Accordingly, given the range of potential capital requirements through the first quarter of 2001, our current and anticipated cash position may not be sufficient to cover future working capital and exploration obligations. We have vigorously explored various alternatives for additional sources of capital. However, with the hyper-dilutive potential of the outstanding series B preferred stock should the holders elect to convert into common stock, we have been unable to attract additional equity capital. For example, using our recent common stock price on July 31, 2000 of $0.32, should all the holders of the series B preferred stock elect to convert into common stock, we would be required to issue approximately 22 million shares in the conversion. This would represent approximately 93% of the then outstanding common stock. Presently, we have only 4.0 million shares of common stock authorized and are obligated under the terms of our agreements with our preferred shareholders to seek approval of additional authorized shares at our next meeting of shareholders to allow for conversion should the preferred shareholders choose to do so. However, it cannot be determined at this time whether or not additional common stock will be authorized by the common shareholders and if not, what the consequences may be.

     In September 1998, we engaged San Jacinto Securities, Inc., an investment banking firm located in Dallas, Texas, to assist us in pursuing various strategic alternatives. Their efforts have focused primarily on seeking a potential merger candidate for us. In exchange for their services, San Jacinto Securities was paid a $150,000 non- refundable cash fee in 1999 that was expensed for financial statement reporting purposes and will receive an additional 3% of the merger value in excess of $5.0 million should it close. On September 1, 1999, we entered into a merger agreement with Carpatsky. Carpatsky's primary oil and gas assets are located in the Republic of Ukraine. We entered into the merger agreement with Carpatsky in order to, among other things, increase and diversify our asset base and improve the chances of financing future opportunities.

     If the contemplated merger with Carpatsky cannot be consummated within a reasonable period of time, or is otherwise abandoned, then we may have to seek additional financing. However, our common stock was delisted from the Nasdaq SmallCap electronic market system on January 14, 1999 for failure to maintain an average bid price of at least $1.00 per share. The stock is now listed on the over-the-counter market on the NASD Bulletin Board. It is believed that this delisting will have a material negative impact on our ability to raise additional equity capital. Therefore, it is unclear at this time what alternatives for future working capital will be available, or the extent of any dilution that existing shareholders may experience as a result of obtaining such working capital. If additional sources of financing are not ultimately available, we may have to consider other alternatives, including the sale of existing assets, cancellation of existing exploration agreements, farmouts, joint ventures, restructuring under the protection of Federal bankruptcy laws or liquidation.

Results of Operations

     Overview

     Our largest source of operating revenue is from the sale of produced oil, natural gas, and natural gas liquids. The level of our revenues and earnings are affected by prices at which oil, gas and natural gas liquids are sold. Therefore, our operating results for any prior period are not necessarily indicative of future operating results because of the fluctuations in oil, gas and natural gas liquid prices and the lack of predictability of those fluctuations as well as changes in production levels.

     During 1998, we completed the sale of all our Rocky Mountain assets, which consisted of operated oil and gas properties, a gas plant and a service and supply business. The disposition of these assets has had a material negative impact on our total revenue subsequent to that date.

     The decrease in total revenue, along with any known trends or changes that effect revenue on a line-by-line basis, are discussed in the following paragraphs under their respective captions.

     Oil and Gas

     Operating statistics for oil and gas production for the periods presented are as follows:

                                                 For the Three Months                           For the Year Ended
                                                     Ended march 31,                               December 31,
                                               -------------------------                   -------------------------
                                              2000                 1999                   1999                 1998
                                              ----                 ----                   ----                 ----
Production:
Oil (Bbls)
    Rocky Mtns .........................        --                    --                    --                  51,000
    Gulf Coast .........................      23,000                18,000                74,000                58,000
Gas (Mcf)
    Rocky Mtns .........................        --                    --                    --                 230,000
    Gulf Coast .........................      52,000               107,000               337,000               320,000
BOE (6:1)
    Rocky Mtns .........................        --                    --                    --                  89,000
    Gulf Coast .........................      32,000                36,000               130,000               112,000
Average Collected Price:
Oil (Bbls)
    Rocky Mtns ......................... $      --             $      --             $      --             $     12.11
    Gulf Coast .........................       27.93                 10.87                 17.80                 12.19
Gas (Mcf)
    Rocky Mtns .........................        --                    --                    --                    1.39
    Gulf Coast .........................        2.95                  2.00                  2.46                  2.22
BOE (6:1)
    Rocky Mtns .........................        --                    --                    --                   10.50
    Gulf Coast .........................       25.12                 11.47                 16.48                 12.73
Operating Margins:
Rocky Mtns:
    Revenue -
       Rocky Mtns. - Oil ............... $      --             $      --             $      --             $   612,000
       Rocky Mtns. - Gas ...............        --                    --                    --                 321,000
                                         -----------           -----------           -----------           -----------
                                                                                                               933,000

    Costs ..............................        --                    --                    --                (806,000)
                                         -----------           -----------           -----------           -----------
    Operating Margin ................... $      --             $      --             $      --             $   127,000
                                         ===========           ===========           ===========           ===========
    Operating Margin Percent ...........        --                    --                    --                      14%
Gulf Coast:
    Revenue -
       Gulf Coast - Oil ................ $   644,000           $   198,000           $ 1,316,000           $   716,000
       Gulf Coast - Gas ................     155,000               214,000               828,000               710,000
                                         -----------           -----------           -----------           -----------
                                             799,000               412,000             2,144,000             1,426,000

    Costs ..............................    (163,000)              (85,000)             (405,000)             (243,000)
                                         -----------           -----------           -----------           -----------
    Operating Margin ................... $   636,000           $   327,000           $ 1,739,000           $ 1,183,000
                                         ===========           ===========           ===========           ===========
    Operating Margin Percent ...........          80%                   79%                   81%                   83%


                                                     For the Three Months         For the Year Ended
                                                       Ended March 31,                December 31,
                                                   -----------------------         -----------------
                                                   2000               1999         1999         1998
                                                   ----               ----         ----         ----
Production Costs per BOE before
   Depreciation, Depletion and Amortization:
      Rocky Mtn Region ......................   $    --           $    --         $  --     $   9.04
      Gulf Coast Region .....................        5.13              2.34         3.11        2.17
Change in Revenue Attributable to
   Total Revenue:
      Production ............................   $ (56,000)                     $(832,000)
      Price .................................     443,000                        614,000
                                                 --------                       --------
         Total Increase (Decrease) in Revenue   $ 387,000                      $(218,000)
                                                 ========                       ========
Change in Revenue for Gulf Coast Only:
      Production ............................   $ (56,000)                     $ 224,000
      Price .................................     443,000                        494,000
                                                 --------                       --------
         Total Increase in Gulf Coast Revenue   $ 387,000                      $ 718,000
                                                 ========                       ========

     The decrease in gas production between the periods presented for March 31, 2000 and 1999 is primarily attributed to the Maurice Field operations where we have experienced the natural decline of production inherent in oil and gas operations. In addition to this natural decline of production, we lost a well in this field in September 1999 due to down-hole mechanical problems. Absent any unforeseen negative circumstances or additional discoveries, we expect gas production for the remainder of 2000 to be approximately 50% of what it was in 1999.

     Production costs per BOE have increased during the periods presented because a substantial portion of the production taxes are based on revenue instead of volume produced and water production increases at the East Bayou Sorrel facility have significantly increased the lifting costs for the three wells currently producing there. We expect the production costs to remain at approximately $5.00 per BOE for the remainder of 2000.

     Substantially all of our current oil and gas production is now generated from four of the ten wells in which we hold a working interest. Of the four main producing wells, three are operated by National Energy Group and the other one is operated by Amerada Hess. All these wells are deep, high pressure, water driven reservoirs that are inherently laden with geologic, geophysical and mechanical risks and uncertainties. The unexpected loss of any one of these wells would have a material negative impact on our estimated reserves, future production and future cash flows.

     Gas Plant, Service and Supply

     As previously discussed, we sold these assets in 1998. However, the historical operating results for 1998, excluding depreciation and amortization, are as follows:

                                                    Amount
                                                    ------

               Revenue .........................  $  272,000
               Costs ...........................    (296,000)
                                                   ---------
                  Net Operating Loss ...........  $  (24,000)
                                                   =========

     Consulting Arrangement - Related Party

     In March 1996, we entered into a three-year consulting agreement with Beta Capital Group, Inc. located in Newport Beach, California. Beta Capital's chairman, Steve Antry, has been a director of Pease since August 1996. The consulting agreement, which ended in February 1999, provided for minimum monthly cash payments of $17,500 plus reimbursement for out-of-pocket expenses. Stephen Fischer, an independent contractor for Beta Capital, is also a member of our board of directors. Mr. Antry is the president, and Mr. Fischer is the Vice President of Capital Markets, of Beta Oil and Gas, Inc., a publicly held oil and gas company which is the operator of our Formosa, Texana and Ganado prospects.

     General and Administrative

     General and administrative expenses decreased $741,000 in 1999 when compared to 1998 as summarized below:

     $   397,000  Reduction of payroll as a result of eliminating executive and administrative positions
         150,000  Fee paid in 1998 to San Jacinto Securities
         144,000  Legal and accounting
         110,000  Consulting
          44,000  Travel
          31,000  All other, net
        (135,000) Costs associated with pursuing the merger with Carpatsky
       ---------
     $   741,000  Net decrease between the periods presented
       =========

     General and administrative expenses decreased only $6,000 during the first quarter of 2000 when compared to the same period in 1999. However, the costs in 2000 include $47,000 incurred in connection with the merger.

     Pease capitalized $24,000 and $237,000 of costs associated with Gulf Coast exploration activities in 1999 and 1998, respectively, and an additional $5,000 during the first quarter of 2000 that would have been expensed as general and administrative costs under the successful efforts method of accounting for oil and gas activities.

     Since 1998, we have taken steps to significantly reduce future general and administrative costs, and we expect "core" general and administrative costs in 2000 to be between $40,000 to $50,000 per month. However, we expect to incur between $50,000 and $75,000 in connection with the efforts to consummate the merger transaction with Carpatsky.

     Depreciation, depletion and amortization

     Depreciation, depletion and amortization for the periods presented by cost center consisted of the following:


                                                              For the Three Months             For the Year Ended
                                                                 Ended March 31,                   December 31,
                                                              --------------------            --------------------
                                                              2000            1999            1999            1998
                                                              ----            ----            ----            ----
Oil and Gas Properties - Gulf Coast ................      $  247,000      $  257,000      $  985,000      $1,639,000
Oil and Gas Properties - Rocky Mountains ...........            --              --              --           275,000
Gas Plant, Service and Supply Operations ...........            --              --              --           273,000
Furniture and Fixtures .............................           5,000           6,000          22,000          54,000
                                                          ----------      ----------      ----------      ----------
        Total ......................................      $  252,000      $  263,000      $1,007,000     $ 2,241,000
                                                          ==========      ==========      ==========      ==========
Depreciation, Depletion and Amortization
    per BOE for oil and gas properties .............      $     7.76      $     7.13      $     7.57      $     9.52
                                                          ==========      ==========      ==========      ==========

     Depreciation, depletion and amortization for the oil and gas properties is computed based on one full cost pool using the total estimated reserves at the end of each period presented and prior to applying the ceiling test discussed below under "Impairment Expense." The estimated portion of depreciation, depletion and amortization for the Rocky Mountains and the Gulf Coast are illustrated here for analysis purposes only. Total depreciation, depletion and amortization for the oil and gas properties decreased in 1999 when compared to 1998 principally as a result of the impairment charges recognized in 1998 that significantly reduced the net value of the full cost pool being amortized in 1999.

     Interest Expense

     Total interest incurred, and its allocation, for the periods presented is as follows:

                                                       For the Three Months           For the Year Ended
                                                          Ended March 31,                 December 31,
                                                      --------------------           -------------------
                                                      2000            1999           1999           1998
                                                      ----            ----           ----           ----
Interest paid or accrued ....................    $   70,000      $   69,000   $    281,000    $   370,000
Amortization of debt discount ...............        55,000          55,000        138,000        342,000
Amortization of debt issuance costs .........        34,000          35,000        219,000        540,000
                                                 ----------      ----------      ---------     ----------
Total interest incurred .....................       159,000         159,000        638,000      1,252,000
Interest capitalized ........................       (69,000)        (69,000)      (278,000)      (853,000)
                                                 ----------      ----------      ---------     ----------
Interest expense ............................    $   90,000      $   90,000   $    360,000    $   399,000
                                                 ==========      ==========      =========     ==========

     The lower interest incurred in 1999 is substantially attributable to the reduction of outstanding debt during the third quarter of 1998. In connection with the sale of the Rocky Mountain assets, we paid down $1.2 million of the outstanding convertible debentures in September 1998, thereby reducing the outstanding principal from $4.0 million to $2.8 million. At the same time, we charged to interest expense $397,000, representing 30% of the unamortized debt discount and debt issuance costs associated with that debt.

     Impairment - Oil and Gas Properties

     We use the full cost method of accounting for our oil and gas activities. The full cost method regards all costs of acquisition, exploration and development activities as being necessary for the ultimate production of reserves. All of those costs are incurred with the knowledge that many of them relate to activities that do not result directly in finding and developing reserves. However, the benefits obtained from the prospects that do prove successful, together with benefits from past discoveries, may ultimately recover the costs of all activities, both successful and unsuccessful. Thus, all costs incurred in those activities are regarded as integral to the acquisition, discovery and development of reserves that ultimately result from the efforts as a whole and are thereby associated with our proved reserves. Establishing a direct cause-and-effect relationship between costs incurred and specific reserves discovered, which is the premise under the successful efforts accounting method, is not relevant to the full cost concept. However, the costs accumulated in our full cost pool are subject to a "ceiling," as defined by SEC rules.

     As prescribed by the accounting standards for the full cost method, all the accumulated costs in excess of the ceiling are to be expensed periodically by a charge to impairment. No impairment charge was incurred in 1999 or through the first quarter of 2000 since our ceiling was in excess of the costs accumulated in our full cost pool. In 1998 we incurred an impairment charge of $7,279,000 which can be attributed to:

     o    $3,292,000 in dry holes;

     o $2,972,000 related to the expiration of leases in the acreage associated with Parallel Petroleum's 3-D program in South Texas; and

     o $1,015,000 to the continuing decline of oil prices. A declining commodity price has the effect of lowering the "ceiling" of the full cost pool.

     Dividends and Net Loss Per Common Share

     We have adopted SFAS No. 128 titled "Earnings Per Share." Accordingly, basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during the periods presented.

     The net income (loss) available to common shareholders is determined by including any dividends accruing to the benefit of the preferred shareholders to the net income (loss). The dividends included for this calculation include paid dividends, accrued but unpaid dividends and any dividends in arrears. Accordingly, the net loss available to common shareholders includes the following charges associated with the series B preferred stock.

                                                      For the Three Months                    For the Year Ended
                                                         Ended March 31,                         December 31,
                                                     -----------------------                -----------------------
                                                     2000               1999                1999               1998
                                                     ----               ----                ----               ----
Dividends declared and paid ..............     $     --            $   66,000          $  178,000          $  278,000
Dividends in arrears .....................         66,000                --                88,000                --
Non-cash imputed dividend charge .........           --                  --                  --             1,789,000
                                               ----------          ----------          ----------          ----------
Total ....................................     $   66,000          $   66,000          $  266,000          $2,067,000
                                               ==========          ==========          ==========          ==========

     In connection with an agreement signed by our preferred shareholders and associated with the contemplated merger with Carpatsky, we have not accrued or paid any dividends to the series B preferred stockholders subsequent to September 1, 1999. However, should the merger be abandoned the amount that we would be obligated to pay for the periods presented has been included in the calculation of net income per share as "dividends in arrears."

     Computing the diluted earnings per share for the three months ended March 31, 2000 is similar to the basic earnings per share except that income (loss) available to common shareholders is adjusted to add back the $66,000 of convertible preferred stock dividends in arrears and the weighted-average number of shares of common stock outstanding is increased to include the number of additional shares of common stock that would have been outstanding assuming the preferred stock had been converted into 16,594,493 shares of common stock on January 1, 2000. This assumption presumes the preferred stock would have been converted into common stock in accordance with its original terms of a 25% discount to the reported closing market price. The market price used for purposes of this calculation was as of March 31, 2000. Our articles of incorporation only authorize the issuance of up to four million shares, of which 1,731,398 are currently issued and outstanding. Accordingly, the diluted earnings per share is only a hypothetical computation since we would be required to obtain shareholder approval for any shares to be issued beyond four million. Pursuant to the terms of our proposed merger with Carpatsky, our preferred shareholders have agreed to exchange all the outstanding preferred stock for 8,865,665 shares of common stock when and if the merger is ultimately consummated.

     Diluted earnings per share for the three months ended March 31, 1999 and for the years ending December 31, 1999 and 1998, is identical to the basic earnings per share for the same period since the effects of including any potential issuances of common stock would have been antidilutive.

                      SELECTED FINANCIAL DATA OF CARPATSKY

     The following table sets forth Carpatsky's selected financial data for the three years ended December 31, 1999, and for the three-month periods ended March 31, 2000 and 1999. The financial data for each of the years in the three-year period ended December 31, 1999 has been derived from the audited financial statements of Carpatsky that were prepared on a consolidated basis. Financial information for the years ended December 3, 1996 and 1995 is not presented because oil and gas operations did not commenced until 1997 when the first gas well in the RC field was completed. Prior to 1997 Carpatsky was in the development stage, and its activities were principally raising capital. Furthermore, Carpatsky's financial records prior to 1997 were maintained under Canadian accounting standards. Conversion of such information to U.S. accounting standards would require significant costs and effort and the information is not believed to be material to a shareholder's evaluation of the continuance and merger. The selected unaudited financial data for each of the three-month periods ended March 31, 2000 and 1999 have been prepared on a basis consistent with the consolidated financial statements of Carpatsky. In the opinion of Carpatsky, the selected unaudited financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at the date presented and results of operations for the periods presented Operating results for the three months ended March 31, 2000 are not necessarily indicative of results for the full fiscal year. This data should be read in conjunction with the consolidated financial statements of Carpatsky, the notes to the consolidated financial statements of Carpatsky and Carpatsky's management's discussion and analysis of financial condition and results of operations, all of which are included in this proxy statement and prospectus.

                     Carpatsky Selected Financial Data Table


                                                                    Three Months
                                                                Ended March 31,                      Year Ended December 31,
                                                             --------------------            ------------------------------------
                                                             2000            1999            1999            1998            1997
                                                             ----            ----            ----            ----            ----
Statement of Operations Data:
Revenue ............................................   $    638,000    $    434,000    $  2,430,000    $    769,000    $     99,000
Less allowance for doubtful accounts ...............        (63,000)       (323,000)     (1,630,000)       (543,000)        (13,000)
                                                       ------------    ------------    ------------    ------------    ------------
   Net revenue .....................................        575,000         111,000         800,000         226,000          86,000
Cost of operations .................................       (336,000)       (170,000)     (1,017,000)       (309,000)        (83,000)
                                                       ------------    ------------    ------------    ------------    ------------
   Gross profit (loss) .............................        239,000         (59,000)       (217,000)        (83,000)          3,000
Other costs and expenses:
   General and administrative ......................        333,000         104,000       1,385,000         552,000         805,000
   Depreciation, depletion and
     amortization ..................................        446,000         185,000       1,366,000         337,000          29,000
   Impairment ......................................        500,000            --         3,050,000            --              --
                                                       ------------    ------------    ------------    ------------    ------------
     Total other costs and expenses ................      1,279,000         289,000       2,751,000         889,000         834,000
                                                       ------------    ------------    ------------    ------------    ------------
   Income (loss) from operations ...................     (1,040,000)       (348,000)     (6,018,000)       (972,000)       (831,000)
   Other income and (expense):
     Interest and other income .....................         16,000          16,000          35,000           4,000          40,000
     Gain on net monetary position .................         63,000         297,000         936,000       1,477,000          44,000
     Amortization of debt discount .................           --              --              --          (658,000)       (139,000)
     Interest expense ..............................        (23,000)        (84,000)       (260,000)       (318,000)        (90,000)
                                                       ------------    ------------    ------------    ------------    ------------
   Loss before taxes ...............................       (984,000)       (119,000)     (5,307,000)       (467,000)       (976,000)
   Provision for income taxes ......................        (82,000)        (55,000)       (447,000)       (132,000)           --
                                                       ------------    ------------    ------------    ------------    ------------
   Net loss ........................................     (1,066,000)       (174,000)     (5,754,000)       (599,000)       (976,000)
   Imputed preferred stock dividend ................           --              --          (336,000)           --              --
                                                       ------------    ------------    ------------    ------------    ------------
   Net loss available to common shares .............   $ (1,066,000)   $   (174,000)   $ (6,090,000)   $   (599,000)   $   (976,000)
                                                       ============    ============    ============    ============    ============
   Net loss per share ..............................   $      (0.01)   $       --      $      (0.12)   $      (0.01)   $      (0.03)
                                                       ============    ============    ============    ============    ============
   Weighted average number of
     common shares outstanding .....................     77,728,263      40,796,246      49,471,164      40,796,246      31,691,266
                                                       ============    ============    ============    ============    ============
Statement of Cash Flows Data:
Net cash provided by (used in)
   operating activities ............................   $   (791,000)   $     (7,000)   $   (676,000)   $   (469,000)   $   (916,000)
Net cash provided by (used in)
   investing activities ............................   $ (1,024,000)   $   (539,000)   $ (1,553,000)   $ (1,666,000)   $ (3,499,000)
Net cash provided by (used in)
   financing activities ............................   $       --      $    250,000    $ (4,994,000)   $    600,000    $  4,444,000
Other Financial Data:
Ratio of combined fixed charges and
   preference dividends to earnings(1) .............           --              --              --              --              --
Balance Sheet Data:
Current assets .....................................   $  2,654,000    $    226,000    $  4,024,000    $    208,000    $    343,000
Current liabilities ................................      3,142,000       5,033,000       3,645,000       4,850,000       3,170,000
Working capital (deficit) ..........................       (488,000)     (4,807,000)        379,000      (4,642,000)     (2,827,000)
Total assets .......................................      6,938,000       9,497,000       8,507,000       9,489,000       7,080,000
Total liabilities ..................................      3,142,000       7,040,000       3,645,000       6,858,000       3,893,000
Stockholders' Equity ...............................      3,796,000       2,457,000       4,862,000       2,631,000       3,187,000

------------

(1) Earnings were not sufficient to cover fixed charges and preference dividends by the amount of the net loss for each period.

                CARPATSKY MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Liquidity, Capital Expenditures and Capital Resources

     In October 1999, Carpatsky completed a private placement of common shares which raised $1.0 million. The proceeds of this private placement of common shares were used to satisfy general overhead obligations and to further fund its operational activities in Ukraine. Effective September 30, 1999 Carpatsky also converted $2.676 million of debt and payables into common shares and warrants. The conversions were negotiated by Carpatsky in order to improve its overall financial condition and to free up working capital to further its Ukrainian operations.

     In December 1999, Bellwether Exploration Company purchased 95.45 million shares of a newly issued class of Carpatsky preferred shares that are convertible into 50 million common shares and warrants to purchase 12.5 million Carpatsky common shares for one year at an exercise price of U.S.$0.20 per share. The purchase price for the preferred shares and warrants was U.S.$4.0 million. A portion of the proceeds from this offering were used for general corporate obligations but most of the proceeds were used to fund or otherwise satisfy obligations associated with the Ukrainian ventures.

     Until recently, our cash flow from operations has not been sufficient to fund any meaningful development in our Ukrainian assets nor cover our corporate overhead. Therefore, our primary sources of capital have historically been from the sale of debt and equity securities. Although we are starting to realize cash flows from our Ukranian assets, we expect all of these funds to be reinvested in the Ukranian ventures, at least for the foreseeable future.

     Carpatsky's oil and gas assets consist of interests in the Rudovsko-Chervonozavodskoye natural gas and gas condensate field (RC field) and the Bitkov-Babchensky oil field (Bitkov field) located in Ukraine. Carpatsky holds its interests in the RC field pursuant to a joint activity agreement with Ukrnafta and in the Bitkov field pursuant to a joint venture with Ukrnafta. Most of Carpatsky's current oil and gas reserve value is attributable to the RC field. Carpatsky expects drilling to be completed, or at least started, on two to seven additional development wells in this field during 2000.

     Under the existing commitments related to the two ventures in Ukraine, the following table summarizes the range of expected capital requirements through the end of the first quarter 2001:

                                                Etimated Investment Requirements
                    Venture                           Minimum       Maximum
      The RC venture ............................  $ 2,800,000   $ 7,840,000
      The Bitkov venture ........................       54,000       414,000
                                                    ----------    ----------
          Totals ................................  $ 2,854,000   $ 8,254,000

     The estimated capital requirements for the RC field as presented above assume Carpatsky's share of net revenues under the joint activity agreement in the RC field is 45%, its maximum potential interest. Carpatsky's share of net revenues is based on capital contributions to the joint activity's account and is computed on a quarterly basis. Based on a recent review of the payments to and withdrawals from the joint activity's account, Carpatsky notified Ukrnafta that Carpatsky disagreed with certain of the charges to and withdrawals from the account. Ukrnafta and Carpatsky are currently negotiating an agreement to adjust the relative ownership interest of Carpatsky in the joint activity's account. Carpatsky has proposed to Ukrnafta that the relative net revenue interest of Carpatsky be set at 45%. Carpatsky believes that these negotiations will be completed during September 2000. No assurances can be made that Carpatsky will be successful in these negotiations or the timing of a resolution of this disagreement. Should Carpatsky be unable to maintain its net revenue interest in the RC field, the future capital requirements would be adjusted down on a pro-rata basis.

     Carpatsky expects that the Ukrainian projects will develop cash flow sufficient to fund Carpatsky's operations sometime in late 2000 or early 2001, but exactly when, or if, this will occur cannot be accurately projected. Therefore, the amount of future capital that will be required cannot be accurately determined at this time. If additional capital is required, there can be no assurance given that the necessary capital can or will be raised under terms acceptable to Carpatsky. If additional sources of financing are not ultimately available, Carpatsky may have to consider other alternatives, including selling a portion of its interest in the Ukrainian assets.

     The most significant item affecting Carpatsky's operations is the receipt of payment for the sale of its oil and gas in Ukraine. Historically, payment for oil or condensate has not been an issue. Until September 1999, substantially all of the company's gas was sold to Naftogazukrainy, a Ukrainian national joint stock company. Naftogazukrainy was formed to meet the natural gas needs of Ukraine. Naftogazukrainy's responsibilities are similar to those of a U.S. public utility. Many of the country's natural gas consumers have been unable to meet their financial obligations in hard currency on a timely basis. With Naftogazukrainy not being paid by the country's consumers, it is not in a position to pay producers such as Carpatsky. Accordingly, Carpatsky has provided a substantial allowance for doubtful accounts for its historical operations and consequently incurred substantial operating losses arising from the non-payment for gas sold.

     To circumvent this payment problem with Naftogazukrainy, in September 1999 Carpatsky began selling a portion of its gas through a public auction market directly to end-users. This process is similar to the spot market nominating auctions that take place in the United States and provides a viable alternative to Naftogazukrainy. In addition, this process enables Carpatsky to set the specific terms and assess the creditworthiness of each of its prospective customers prior to any sale. Since participating in the auction market, Carpatsky has been receiving payment for approximately 90% of its natural gas deliveries.

     Carpatsky is vigorously exploring the possibility of exporting its natural gas for sale to foreign companies. Carpatsky believes that an export contract with one or more large creditworthy customers could virtually eliminate its historical problems with receiving payments. It is not known at this time whether or not an export contract will successfully be negotiated or if the appropriate authorizations to transport the gas outside of Ukraine can be obtained on a long-term basis. In any case, Carpatsky believes that either the continued success of the public auction market or an export contract will significantly improve future payments and results of operation.

Results of Operations

     Overview

     Carpatsky's largest source of operating revenue is from the sale of produced oil, natural gas, and natural gas liquids in Ukraine. Therefore, the level of Carpatsky's revenues and earnings are affected by prices at which oil, gas and natural gas liquids are sold. As previously discussed, Carpatsky historically has not been paid for a substantial portion of its natural gas sold. Accordingly, Carpatsky's operating results for any prior period are not necessarily indicative of future operating results because of the fluctuations in oil, gas and natural gas liquid prices, the lack of predictability of those price fluctuations, changes in production levels and the amount of payment received, or expected to be received, for the hydrocarbons sold.

     Oil and Gas

     Operating statistics for oil and gas production for the periods presented are as follows:

                                               For the Three Months                          For the Year End
                                                  Ended March 31,                            Ended December 31,
                                                ----------------------             --------------------------------------
                                                2000              1999             1999              1998            1997
                                                ----              ----             ----              ----            ----
Production:
    Oil (Bbls) ........................         6,000             3,000            26,000            12,000           5,000
    Gas (Mcf) .........................       763,000           333,000         2,456,000           472,000          11,000
Average Sales Price:
    Oil (per Bbl) .....................         14.15              8.85             10.36             11.41           14.62
    Gas (per Mcf) .....................          0.72              1.24              0.88              1.35            1.84
Costs Per Mcfe:
    Operating Costs: ..................   $       .44       $       .49       $       .39       $       .57   $        1.92
    Depreciation, depletion and
       amortization ...................   $      0.55       $      0.52       $      0.52       $      0.62   $        0.44
Change in revenue attributable to:
    Price .............................   $  (418,000)                        $(1,286,000)      $  (465,000)
    Production ........................       622,000                           2,947,000         1,135,000
                                          -----------                         -----------        ----------
       Net Increase ...................   $   204,000                         $ 1,661,000       $   670,000
                                          ===========                         ===========        ==========

     The increased production and decreasing operating costs (per Mcfe) between the periods presented can be substantially attributed to Carpatsky's overall increase in production from new wells in the RC field. Currently there are three wells producing in the RC field which commenced production in August 1998, March 1999 and May 1999.

     Comparison of Three Months Ended March 31, 2000 and 1999

     Allowance for Doubtful Accounts. Substantially all of Carpatsky's gas was sold to Naftogazukrainy, until September 1999. Based on historical receipts from Naftogazukrainy, Carpatsky provided a substantial allowance for doubtful accounts of almost 75% of total sales for the quarter ended March 31, 1999. In September 1999, Carpatsky began selling natural gas on a newly developed "spot market" in Ukraine. The company is generally able to assess creditworthiness of potential customers before making sales and often requires substantial prepayments. For the quarter ended March 31, 2000 the results of this new marketing approach are evident in the increased collections and in the decrease in the allowance for doubtful accounts to only 10% of total sales.

     Operating Costs. On an absolute dollar basis operating costs, including oil and gas production costs and production taxes have increased 50% to $336,000 in the quarter ended March 31, 2000 from $170,000 in the same quarter of the previous year. The increase is small when compared to the greater than 100% increase in production on a Mcfe basis. Production taxes mimicked the volume increase with a 107% increase in the three months ended March 31, 2000 over the $70,000 reported for the quarter ended March 31, 1999. Carpatsky's greatest savings have been in the area of oil and gas production costs which were $0.24 per Mcfe and $0.28 per Mcfe for the quarters ended March 31, 2000 and 1999, respectively. The decline is primarily due to the significant increases in production experienced as new wells come on line in the RC field.

     General and Administrative. General and Administrative expenses have increased for the three months ended March 31, 2000 over the same period in 1999 primarily as a result of legal, accounting and consulting fees associated with Carpatsky's legal rights and operational activities in Ukraine. Carpatsky is expending substantial time, effort and money to attempt to extend their legal rights to the oil and gas reserves in the RC field beyond March 2003. Accordingly, future general and administrative expenses are expected to be at least equal to the amount incurred in the first quarter of 2000.

     Depreciation, Depletion and Amortization. The large absolute increases in depreciation, depletion and amortization from $185,000 in the quarter ended March 31, 1999 to $446,000 in the same period of the next year are directly related to increased production. Depletion is calculated on a units-of-production basis. The increase in the depletion rate from $0.52 per Mcfe to $0.55 per Mcfe for the quarters ended March 31, 1999 and 2000 relates to decreases in the reserve base. Reserves are impacted by realized prices and, although sales on the spot market are more collectible, they are at lower prices. Therefore, realized prices in 2000 declined causing a decline in reserves and a corresponding increase in the depletion rate.

     Impairment. Carpatsky uses the full-cost method of accounting. As a result of declining commodity prices, Carpatsky's full cost pool exceeded the "ceiling" by approximately $500,000 using natural gas prices being received at March 31, 2000 of about $0.68 per Mcf. Realized prices subsequent to March 31 have not increased. Accordingly, Carpatsky recognized an impairment charge of $500,000 in the first quarter of 2000

     Gain on Net Monetary Position. As a result of Ukraine's inflationary economy, adjustments resulting from foreign currency translations, particularly monetary assets, which consists of current assets and liabilities, resulted in a substantial gain during the three month period ended March 31, 1999 due to current liabilities being significantly greater than current assets during this period. The increase in current assets and decrease in current liabilities during the three month period ended March 31, 2000 is the primary reason for the decline in these gains.

     Comparison of Years Ended December 31, 1999, 1998 and 1997

     Allowance for Doubtful Accounts. As discussed previously, until September 1999, substantially all of the company's gas was sold to Naftogazukrainy, a Ukrainian national company similar to a public utility. Naftogazukrainy paid Carpatsky for gas only as its customers were able to pay it. Carpatsky recorded an allowance for doubtful accounts in 1999, 1998 and 1997 based upon historical collection experiences with Naftogazukrainy. The allowance became an increasingly larger portion of current sales as a pattern of significant non-payment became evident.

     Operating Costs. Production costs have increased each year from 1997 until 1999, but the cost increases have been at a much slower rate than production increases. When production costs are analyzed on a Mcfe basis, they decline annually from $1.92 per Mcfe in 1997 to $0.57 per Mcfe in 1998 and finally to $0.39 in 1999. The decline in production costs per Mcfe is primarily due to the significant increases in production experienced as new wells come on line in the RC field. To a lesser extent, the decline is attributable to more efficient operations as the Ukrainian ventures move from start-ups to more firmly established enterprises.

     General and Administrative. General and Administrative expenses have increased for the year ended December 31, 1999 from previous periods primarily as a result of the efforts initiated in 1999 and continuing into 2000 which included:

        o    restructuring Carpatsky's capital;

        o    raising additional funds for its Ukrainian operations; and

        o legal, accounting and consulting fees associated with Carpatsky's legal rights and operational activities in Ukraine.

     In addition, 1999 includes non-cash charges of $477,000 for stock based compensation. These changes were attributable to:

        o    stock issued for services to officers and directors;

        o    stock issued for services from a third party;

        o    the issuance of stock in lieu of commission; and

        o    the estimated fair value of options issued.

     General and Administrative expenses decreased for the year ended December 31, 1998, when compared to the same period in 1997, primarily because approximately $250,000 of consulting related expenses were incurred in 1997 that were associated with evaluating the potential of the RC field and pursuing additional capital. These costs were not replicated in 1998.

     Depreciation, Depletion and Amortization. Production increases in 1999 resulted in a significant increase in depreciation, depletion and amortization from 1998. Because production in 1997 was primarily related to the smaller Bitkov field, comparison to 1997 is not meaningful due to relatively low production.

     Impairment - Oil and Gas Properties. Under the full-cost method of accounting, the net capitalized costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the discounted present value, net of related tax effects, of proved reserves. If capitalized costs exceed this limit, the excess is charged to expense. In 1999 Carpatsky incurred an impairment charge of $3,050,000 which can be substantially attributed to the deteriorating price of natural gas from $1.42 per Mcf in December 1998 to $0.82 per Mcf in December 1999. A declining commodity price has the effect of lowering the "ceiling" of the full cost pool.

     Barter Income. As is customary in most cash poor countries, Carpatsky routinely enters into bartered transactions in Ukraine in order to monetize certain assets. These transactions principally consist of exchanging goods in satisfaction of accounts receivable and then selling those goods for hard currency to another party. The following is a summary of the bartered transactions for the periods presented:


                                            For the Three Months                        For the Years Ended
                                               Ended March 31,                             December 31,
                                            --------------------              --------------------------------------
                                            2000            1999              1999             1998             1997
                                            ----            ----              ----             ----
Gross barter income.................. $     9,000      $    36,000      $    91,000       $   104,000      $    40,000
Costs of bartered goods..............      (2,000)         (20,000)         (56,000)         (100,000)          (6,000)
                                      -----------      -----------      -----------       -----------      -----------
      Net barter income.............. $     7,000      $    16,000      $    35,000       $     4,000      $    34,000
                                      ===========      ===========      ===========       ===========      ===========

         The total amount of bartered transaction have decreased in 2000 since Carpatsky is getting paid in hard currency for most of its oil and gas sales.

         Gain on Net Monetary Position. Ukraine is transitioning from a socialistic state to a market economy. During this transition, Ukraine has suffered from a highly inflationary economy. Even though inflation rates in the last few years have declined significantly, political, social and economic instability leaves future inflation rates unpredictable. Accordingly, for accounting purposes, the functional currency of Carpatsky's Ukrainian operations is the U.S. dollar. Adjustments resulting from foreign currency translations are made in the following manner:

         o Monetary assets and liabilities in Ukrainian ventures, such as cash, receivables and payables are translated using the exchange rate at the end of the respective reporting period.
         o Nonmonetary assets and liabilities, such as inventory, fixed assets and deferred income, are translated using the historical exchange rates in effect on the date of the transaction. Capital accounts are also translated using historical exchange rates.
         o Revenues and expenses from Ukrainian operations are translated using average exchange rates for the period presented, except for items related to nonmonetary assets and liabilities, such as cost of sales and depreciation, which are translated using historical exchange rates.
         o    All translation gains and losses are reflected as a separate line item in the statement of operations which is included in determining the income or (loss) for the period presented.

     Historically, this translation has resulted in a substantial gain to Carpatsky due to the deterioration of the Ukraine's local currency. Most of the monetary gain reported by Carpatsky for the periods presented is a result of fewer US dollars being required to satisfy the payables of the Ukrainian operations because of the deterioration of the local Ukrainian currency. The increase in current liabilities in 1998 over the prior period increased these foreign currency gains. The subsequent decline in current liabilities in 1999 compared to 1998 resulted in a reduced gain on net monetary position.

     Amortization of Debt Discount. In connection with the debt issued in 1998 and 1997, Carpatsky issued warrants to purchase 8.8 million common shares at $0.25 per share. For financial statement reporting purposes, the estimated fair value of these warrants which was amortized, using the interest method, over the original term of the loans was $797,000. Accordingly, Carpatsky recognized a charge of $658,000 and $139,000 for the years ended December 31, 1998 and 1997, respectively, in connection with this amortization.

     Interest Expense. Interest expense decreased for the year ended December 31, 1999 when compared to the year ended December 31, 19998 due to the conversion of $2,007,706 of debt and $448,557 of accrued interest into common stock on September 30, 1999 at $0.125 per share. The converted notes, which were issued in late 1997 and early 1998, carried an interest rate of 12% per annum.

     Income Taxes. Carpatsky incurred a Ukrainian corporate profits tax of $447,000 and $132,000 for the years ended December 31, 1999 and 1998, respectively, and an additional $82,000 during the first three months of 2000. These were incurred despite a reported loss under U.S. generally accepted accounting principals primarily because the corporate profits tax is computed using Ukraine's statutory records which gives no consideration to the provision for doubtful accounts. In addition, depletion under U.S. generally accepted accounting principals is substantially higher than that allowed by Ukraine's statutory records policy.

     Imputed Dividends. In connection with the issuance of the preferred stock and warrants to Bellwether in December 1999, Carpatsky recognized a non-cash charge of $336,000. This charge represents the estimated intrinsic value of the warrants associated with that financing.

                           COMPARATIVE PER SHARE DATA

     The following table presents historical per share data for Pease and Carpatsky individually and pro forma per share data after giving effect to the merger. The combined company pro forma per share data was derived by combining information from the historical consolidated financial statements of Pease and Carpatsky accounting for the merger as a purchase by Carpatsky. You should read this table in conjunction with the historical consolidated financial statements of Pease and Carpatsky that are included in this document. You should not rely on the pro forma per share data as being necessarily indicative of actual results had the merger occurred in the past, or of future results.


                                                                           Pease                       Carpatsky
                                                                -------------------------        -----------------------------
                                                                                 Combined
                                                                                  Company                            Equivalent
                                                                Historical       ProForma(1)     Historical(2)       Pro Forma(2)
                                                                ----------       ----------      ------------        -----------
Income (loss) from operations per share--basic:
   Three months ended March 31, 2000 ......................    $    0.04          $  (0.01)      $  (0.01)         $  (0.01)
   Year ended December 31, 1999 ...........................        (0.43)            (0.10)         (0.12)            (0.06)
Income (loss) from operations per share--diluted:
   Three months ended March 31, 2000 ......................         0.01             (0.01)         (0.01)            (0.01)
   Year ended December 31, 1999 ...........................        (0.43)            (0.10)         (0.12)            (0.06)
Cash dividends per share:
   Three months ended march 31, 2000 ......................          --                --             --                --
   Year ended December 31, 1999 ...........................          --                --             --                --
Book value per share:
   As of March 31, 2000 ...................................         0.42(3)           0.20           0.03(4)           0.12
   As of December 31, 1999 ................................         0.41(3)          N/A(6)          0.04(4)           N/A6)
Market value per share:
   As of May 26, 1999 (5) .................................         0.625            N/A              .14              N/A

-------------------

(1) The combined company's pro forma data include the effect of the merger on the basis described in the notes to the unaudited pro forma combined financial statements included elsewhere in this document.

(2) Carpatsky's equivalent pro forma amounts have been calculated by multiplying the combined company's pro forma net earnings (loss), cash dividends and book value per share amounts by the exchange ratio of .57842 shares of our common stock for each Carpatsky common share, so that the Carpatsky equivalent pro forma per share amounts are comparable to the respective values presented with respect to one Carpatsky common share.

(3) Assumes that all of Pease's outstanding preferred stock is converted into 8,865,665 shares of common stock (representing the number of shares they will receive upon completion of the merger).

(4) Assumes that all of Carpatsky's outstanding preferred stock is converted into 50 million shares of common stock.

(5) Based on the closing bid price for our common stock and Carpatsky common shares on the last full trading day prior to the public announcement of the merger.

(6) Pro-forma combined balance sheet as of December 31, 1999 has not been prepared.

                       COMPARATIVE PER SHARE MARKET PRICE
                         AND RELATED SHAREHOLDER MATTERS

                            Market Price Information

     Pease common stock is traded on the OTC Bulletin Board market under the symbol "WPOG." Until January 14, 1999, the Pease common stock was traded in the Nasdaq Small Cap Market. Carpatsky stock is listed for trading on the Canadian Venture Exchange under the symbol "KPY." Trading in Carpatsky common shares on the Canadian Venture Exchange was suspended on January 22, 2000 for failure to file required financial statements. The following table sets forth the high and low reported bid prices per share of Pease common stock and the high and low reported sales prices for Carpatsky common shares for the quarterly periods indicated, which correspond to the fiscal quarters for financial reporting purposes. The bid price information for Pease common stock reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                                                     Pease                        Carpatsky
                                                                Common Stock(1)               Common Shares(2)
                                                            ---------------------           --------------------
                                                            High              Low           High             Low
1998:
     First quarter...................................       19.69            8.44            0.25             0.14
     Second quarter..................................       13.75            6.56            0.24             0.1
     Third quarter...................................       7.5              1.25            0.17             0.04
     Fourth quarter..................................       3.13             0.81            0.14             0.04
1999:
     First quarter...................................       1                0.41            0.07             0.03
     Second quarter..................................       0.7              0.41            0.14             0.03
     Third quarter...................................       0.63             0.44            0.14             0.03
     Fourth quarter..................................       0.45             0.25            0.14             0.03
2000:
     First quarter (3)...............................       0.75             0.28            0.16             0.07
     Second quarter..................................       0.44             0.17             --               --

----------------

(1) Adjusted to give effect to a 10 into 1 reverse stock split in the fourth quarter of 1998.

(2) Adjusted to reflect U.S. dollars using the applicable exchange rate in effect at the end of each quarter.

(3) Reflects trading prices for Carpatsky common shares for the period from January 1, 2000 until January 21, 2000.

     May 26, 1999 was the last full trading day prior to the public announcement of the proposed merger. The last reported sales price on the OTC Bulletin Board of shares of our common stock was $0.625. The last reported sales price of Carpatsky common shares on the Canadian Venture Exchange on the same day was $0.14. On July 31, 2000, the last reported sales price was $0.31 for Pease common stock on the OTC Bulletin Board. Neither Pease nor Carpatsky has paid dividends, nor is there any intention to pay dividends in the foreseeable future. As of January 1, 2000, Pease had approximately 1,100 registered holders of its common stock and Carpatsky had 164 registered holders of its common shares.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

     Pursuant to the terms of the merger agreement, we will acquire all the outstanding stock of Carpatsky in exchange for approximately 44,959,557 shares of our common stock plus 102,410,000 shares of our newly designated preferred stock that will be convertible into 28,921,000 shares of our common stock subject to future anti-dilution adjustments. The preferred stock will not have a preferential dividend but will have provisions that provide for majority voting rights in the surviving entity.

     For accounting purposes, the acquisition of Carpatsky will be accounted for as a "reverse acquisition" of Pease by Carpatsky. Carpatsky will be considered to be the acquiring entity for financial reporting purposes. However, Pease will be the surviving legal entity after the merger. Carpatsky's board of directors, shareholders and management will have control of the surviving entity after the merger. Therefore, the assets and liabilities of Pease will be recorded at their estimated fair values in the merger. The fair values of the oil and gas properties of Pease are lower than their adjusted historical cost bases. The lower valuation for Pease's oil and gas properties is based on the valuation of common stock to be issued in the merger. This valuation was the same per share amount paid in the recent capital infusion in Carpatsky, assuming such preferred shares issued were converted into Pease common stock.

     The accompanying unaudited pro forma balance sheet combines the March 31, 2000 balance sheet of Pease and Carpatsky as if the transaction had occurred on that date.

     The accompanying unaudited pro forma statements of operations combine the operations of Pease and Carpatsky for the year ended December 31, 1999 and the three months ended March 31, 2000, as if the merger had occurred as of the beginning of the periods presented.

     These statements are not necessarily indicative of future operations or the actual results that would have occurred had the transaction been consummated at the beginning of the periods indicated. The unaudited pro forma combined financial statements should be read in conjunction with the historical financial statements and notes thereto, included elsewhere in this document.

               PEASE OIL AND GAS COMPANY/CARPATSKY PETROLEUM, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                 March 31, 2000
                                   (Unaudited)


                                                                                                           Pro Forma
                                               Carpatsky             Pease            Adjustments          Combined
                                               ---------             -----            -----------          ---------
Current Assets:
     Cash and equivalents................   $  1,976,000        $    909,000        $  (269,000)(a)       $  2,399,000
                                                                                       (217,000)(b)
     Trade receivable....................        296,000             538,000                                   834,000
     Other receivables...................          7,000              --                                         7,000
     Inventories.........................        120,000              --                                       120,000
     VAT refundable......................         50,000              --                                        50,000
     Prepaid expenses and other..........        205,000              72,000                                   277,000
                                            -----------          -----------                              ------------
       Total current assets..............      2,654,000           1,519,000                                 3,687,000
                                            ------------         -----------                              ------------
Oil and Gas Properties, at cost
     using the full cost method..........      9,723,000          20,754,000        (17,417,000)(c)         13,410,000
                                                                                        350,000 (b)
     Less accumulated amortization.......     (5,768,000)        (15,115,000)        15,115,000 (c)         (5,768,000)
                                            ------------         -----------                              ------------
       Net oil and gas properties........      3,955,000           5,639,000                                 7,642,000
                                            ------------         -----------                              ------------
Other Assets:
     VAT refundable......................         87,000              --                                        87,000
     Deferred acquisition costs..........        133,000              --               (133,000)(b)             --
     Loan to Ukrainian JV partner........         72,000              --                                        72,000
     Office equipment and vehicles.......         37,000              49,000                                    86,000
     Debt issuance costs, net............          --                150,000           (150,000)(c)             --
     Deposits and other..................          --                  5,000                                     5,000
                                            ------------         -----------                              ------------
       Total other assets................        329,000             204,000                                   250,000
                                            ------------         -----------                              ------------
Total Assets.............................   $  6,938,000         $ 7,362,000                              $ 11,579,000
                                            ============         ===========                              ============

Current Liabilities:
     Current maturities of debt..........   $    663,000         $     5,000                              $    668,000
     Accounts payable....................      1,846,000             207,000                                 2,053,000
     Taxes payable.......................        409,000              --                                       409,000
     Accrued expenses....................         54,000             105,000                                   159,000
     Due to officers and directors.......          --                 --                                        --
     Advances received...................        170,000              --                                       170,000
                                            ------------         -----------                              ------------
       Total current liabilities.........      3,142,000             317,000                                 3,459,000
                                            ------------         -----------                              ------------
Long-Term Debt, less
     current maturities..................         --               2,561,000            238,000 (c)          2,799,000
                                            ------------         -----------                              ------------
Shareholders' Equity
     Preferred Stock-- Series B..........      4,000,000               1,000             (1,000)(d)          4,000,000
     Common Stock........................      9,395,000             173,000         (4,012,000)(d)          5,556,000
     Additional paid-in capital..........        --               37,636,000        (32,004,000)(d)          5,632,000
     Accumulated deficit.................     (9,599,000)        (33,326,000)        33,327,000 (d)         (9,367,000)
                                            ------------         -----------                              ------------
                                                                                       (269,000)(a)
     Total shareholders' equity..........      3,796,000           4,484,000                                 5,321,000
                                            ------------         -----------                              ------------
Total Liabilities and

Shareholders' Equity.....................   $  6,938,000         $ 7,362,000                              $ 11,579,000
                                            ============         ===========                             =============


         See accompanying notes to these pro forma financial statements.


                    PEASE OIL AND GAS COMPANY/CARPATSKY PETROLEUM, INC.

                        PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                        (Unaudited)
                                                                                                                         Pro Forma
                                                            Carpatsky           Pease             Adjustments            Combined
                                                            ---------           -----             -----------            ---------
Revenues, net ...................................       $    575,000        $    799,000                               $  1,374,000
                                                        ------------        ------------                               ------------
Operating Costs and Expenses:
   Oil and gas production and
      production taxes ..........................            336,000             163,000                                    499,000
   General and administrative ...................            333,000             173,000                                    506,000
   Depreciation, depletion, amortization and
      impairment . ..............................            946,000             252,000             (94,000)(e)          1,104,000
                                                        ------------        ------------                               ------------
        Total operating costs and
           expenses .............................          1,615,000             588,000                                  2,109,000
                                                        ------------        ------------                               ------------
Income (Loss) from Operations ...................         (1,040,000)            211,000                                   (735,000)
Other Income (Expense):
   Interest expense .............................            (23,000)            (90,000)         89,000 (f)                (24,000)
   Interest income ..............................              9,000               9,000                                     18,000
   Net barter income ............................              7,000                --                                        7,000
   Gain on net monetary position ................             63,000                --                                       63,000
                                                        ------------        ------------                               ------------
        Total other income (expense) ............             56,000             (81,000)                                    64,000
                                                        ------------        ------------                               ------------
Income (Loss) Before Taxes ......................           (984,000)            130,000                                   (671,000)
                                                                                                                       ------------
Income Tax ......................................            (82,000)               --                                     (82,000)
                                                        ------------        ------------                              ------------
Net Income (Loss) ...............................         (1,066,000)            130,000                                  (753,000)
Preferred Stock Dividends .......................               --               (66,000)         66,000 (g)                   --
                                                        ------------        ------------                              ------------
Net Income (Loss) Applicable to
   Common Shareholders ..........................       $ (1,066,000)       $     64,000                              $   (753,000)
                                                        ============        ============                              ============
Net Income (Loss) Per Share .....................       $      (0.01)       $      (0.04)                             $      (0.01)
                                                        ============        ============                              ============
Weighted Average Number of
   Shares Outstanding ...........................         77,728,263           1,731,000                                55,557,000
                                                        ============        ============                              ============


         See accompanying notes to these pro forma financial statements.



               PEASE OIL AND GAS COMPANY/CARPATSKY PETROLEUM, INC.

                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                   (Unaudited)


                                                                                                                     Pro Forma
                                                            Carpatsky           Pease           Adjustments          Combined
                                                            ---------           -----           -----------          ---------
Revenues, net .......................................      $    800,000      $   2,144,000                         $  2,944,000
                                                           ------------       ------------                         ------------
Operating Costs and Expenses:
   Oil and gas production and
      production taxes ..............................         1,017,000            405,000                            1,422,000
   General administrative ...........................         1,385,000            845,000                            2,230,000
   Depreciation, depletion, amortization and
      impairment . ..................................         4,416,000          1,007,000      $  (417,000)(e)       5,006,000
   Consulting expenses--related party ...............              --               38,000                               38,000
                                                           ------------       ------------                         ------------
        Total operating costs and expenses ..........         6,818,000          2,295,000                            8,696,000
                                                           ------------       ------------                         ------------
Income (Loss) from Operations .......................        (6,018,000)          (151,000)                          (5,752,000)
Other Income (Expense):
   Interest expense .................................          (260,000)          (360,000)         358,000 (f)        (262,000)
   Interest income ..................................              --               46,000                               46,000
   Net barter income ................................            35,000               --                                 35,000
   Gain on net monetary position ....................           936,000               --                                936,000
                                                           ------------       ------------                         ------------
        Total other income (expense) ................           711,000           (314,000)                             755,000
                                                           ------------       ------------                         ------------
Income (Loss) Before Taxes ..........................        (5,307,000)          (465,000)                          (4,997,000)
Income Tax ..........................................          (447,000)              --                               (447,000)
                                                           ------------       ------------                         ------------
Net Income (Loss) ...................................        (5,754,000)          (465,000)                          (5,444,000)
Preferred Stock Dividends ...........................          (336,000)          (266,000)         266,000 (g)        (336,000)
                                                           ------------       ------------                         ------------
Net Income (Loss) Applicable to Common
   Shareholders .....................................      $ (6,090,000)     $    (731,000)                        $ (5,780,000)
                                                           ============       ============                         ============
Net Income (Loss) Per Share .........................      $      (0.12)     $       (0.43)                        $      (0.10)
                                                           ============       ============                         ============
Weighted Average Number of
   Shares Outstanding ...............................        49,471,000          1,684,000                           55,510,000
                                                           ============       ============                         ============



         See accompanying notes to these pro forma financial statements.

                            PEASE OIL AND GAS COMPANY
                              PRO FORMA ADJUSTMENTS

(a) To reflect the accrual and payment of the severance due Pease's employees, including amounts due to its President and CFO.

(b) To reflect the accrual and payment of the external costs associated with the Pease acquisition estimated to be incurred after March 31, 2000.

(c) To reflect the transaction as a reverse acquisition whereby Pease's assets and liabilities are adjusted to their estimated fair value based on the value of the shares exchanged.

(d) To reflect the exchange of 44,959,557 common shares of Pease for 100% of the outstanding common shares of Carpatsky; 8,865,665 common shares for conversion of the Pease preferred stock and 102,410,000 shares of Pease preferred shares for Carpatsky preferred shares.

(e) To reflect the reduction in depletion and amortization expense associated with Pease's oil and gas properties that are attributable to a lower valuation that will be assigned to those assets upon consummation of the merger transaction.

(f) To reflect the reduction in interest expense related to historical amortization of Pease's deferred loan costs. The related debt will be recorded at its fair value, which equals its face amount in the acquisition. The debt discount and other deferred loan costs will not be assigned a value in the acquisition, resulting in lower pro forma interest expense.

(g) To reflect the reduction of series B preferred stock dividends that would not have been incurred had the transaction occurred at the beginning of the period presented.

                                BUSINESS OF PEASE

History and Overview

     We were incorporated in the state of Nevada on September 11, 1968 to engage in the oil and gas acquisition, development and production business. Prior to 1993, we conducted business primarily in Western Colorado and Eastern Utah. In August 1993, we commenced operating in the Denver-Julesburg Basin of northeastern Colorado through an acquisition which substantially expanded our operations. In the years following the acquisition, we invested several million dollars in an effort to exploit the assets acquired and experienced marginal success. We initiated efforts in 1996 and 1997 to expand our resource base through the acquisition and exploration of properties located in the Gulf Coast region of southern Louisiana and Texas. During 1998, we sold substantially all of our Rocky Mountain oil and gas assets for approximately $3.2 million. Accordingly, we now maintain only non-operated interests in three core areas in southern Louisiana and Texas.

Business Strategy

     Since 1997, we have generally participated as a minority, non-operating interest holder in oil and gas drilling projects with industry partners. Although we have not operated our properties or originated any exploration prospects, we have actively participated in evaluating opportunities presented by our industry partners. Our current and future business strategy will focus on expanding our reserve base and future cash flows by continuing to develop proven properties, nurturing strategic alliances and exploiting exploration opportunities in the Gulf Coast Region. We plan to execute this strategy by focusing our immediate exploration efforts and resources on what we consider our three core areas in the Gulf Coast, which are:

     o the East Bayou Sorrel Field in Iberville Parish, Louisiana, operated by National Energy Group, Inc.;

     o the Maurice Field in Vermillion Parish, Louisiana, operated by Amerada Hess; and

     o the Formosa, Texana and Ganado 3-D seismic exploration prospects, encompassing 130,000 acres in and around Jackson County, Texas, operated by Beta Oil and Gas, Inc.

     In addition, we have emphasized the following precepts in seeking to implement our strategy:

     o making disciplined use of advanced exploration technologies such as 3-D seismic and computer- aided exploration technology;

     o developing alliances with experienced and competent technical personnel that have been trained by major oil companies and can demonstrate a successful track record;

     o reinvesting future operating cash flows into development drilling and recompletion activities; and

     o pursuing the acquisition of properties and evaluating potential merger candidates that could build upon and enhance our existing asset base.

     We have recognized that our ability to implement our business strategies has been largely dependent upon finding a suitable merger candidate and raising additional debt or equity capital to fund acquisitions, exploration, drilling and development activities.

Operations

     As of December 31, 1999, we had varying ownership interests in 10 gross (1 net) non-operated wells located in Southern Louisiana and Texas. We are a non-operator in the oil and gas prospects we pursue in the Gulf Coast region. The following table presents oil and gas reserve information within our major operating area as of December 31, 1999:

                                                    Net Proved Reserves
                                         --------------------------------------
               Region                     Bbls            Mcf          BOE (6:1)
--------------------------------------   -----            ---          --------
Gulf Coast ...........................    334,000       1,359,000      561,000
  principally in S. Louisiana

Principal Oil and Gas Interests

     Developed Acreage. Substantially all of our producing oil and gas properties are located on leases which we hold for as long as production is maintained. Our producing properties as of December 31, 1999 are located in the areas shown in the following table:


                                                         Oil                         Gas                   Developed
                                              ----------------------       ----------------------            Acreage
                                              Gross           Net           Gross          Net          ----------------
          Fields                  State       Wells(1)       Wells(2)      Wells(1)       Wells(2)      Gross      Net(2)
          -----                   -----       -------        -------       -------        -------       -----      -----
East Bayou Sorrel.........      Louisiana          3           0.47           --           --             368        33
South Lake Arthur.........      Louisiana         --            --             1            0.2           349        73
Maurice...................      Louisiana         --            --             2            0.14          196        14
Austin Bayou..............      Louisiana         --            --             3            0.06          505        11
Ganado....................      Texas             --            --             1            0.13          116        15
                                              ------         ------       ------         -------       ------    ------
     Total................                         3           0.47            7            0.53        1,534       146
                                              ======        =======       ======         =======       ======    ======

---------------------

(1) Wells which produce both oil and gas in commercial quantities are classified as oil wells for disclosure purposes.
(2) Net wells and net acres refer to our fractional working interests multiplied by the number of wells or number of acres.

     Undeveloped Acreage. Our gross and net working interests in undeveloped acreage in the Gulf Coast Region as of December 31, 1999 is described in the following table. These interests include both leased undeveloped acreage and areas for which we have lease options where 3-D seismic is being or has been conducted.



                                                                     Undeveloped Acreage
           Prospect Description                   State             Gross             Net
-------------------------------------------  ---------------  ---------------- ----------
East Bayou Sorrel..........................       Louisiana            90              14(1)
Maurice Prospect...........................       Louisiana           894              80(2)
Parallel 3-D Program-Leases................       Texas            11,575           1,446(3)
Austin Bayou...............................       Texas               694              15(2)
                                                                ---------      ----------
     Totals:...............................                        13,253           1,555
                                                                =========      ==========

-------------------------

(1) Substantially all of these leases will expire in 2001 unless production has been obtained.
(2) Substantially all of these leases will expire in 2000 unless production has been obtained.
(3) Unless production has been obtained, 601 net acres will expire in 2000, 829 net acres will expire in 2001 and 16 net acres will expire in 2002.

Gulf Coast Properties and Prospects

     Overview. The U.S. Gulf Coast, although it has been actively explored, remains a prolific area with excellent upside potential for exploration due to modern proprietary 3-D seismic surveys. We believe that the combination of technology and the availability of leases to drill make this an opportune time for an aggressive exploration program. We currently participate as a non-operating, minority interest partner in three significant areas.

     East Bayou Sorrel. During 1997, we acquired a 10% working interest and a 7.125% after prospect payout leasehold interest in the 1996 discovery of a new oil and gas field, the East Bayou Sorrel Field located in Iberville Parish, Louisiana. This field has been explored with additional well tests and a 3-D seismic survey was completed in February 1998. As of March 31, 2000, the production from the three producing wells in this field represent approximately 86% of our net daily production per BOE. Preliminary results of the 3-D survey appear to confirm the producing reservoirs at East Bayou Sorrel, and a number of potential undrilled targets contained within the 3-D database. Additional development drilling of the East Bayou Sorrel Field, as well as exploratory drilling based on images from the 3-D seismic, is expected to be conducted sometime in the future. The prospect "paid out" effective November 15, 1999. The payout caused our working interest to increase from 8.9% to 15.6% as a result of our owning the after prospect payout interest.

     Maurice Field. In 1997, we joined Davis Petroleum and Amerada Hess to drill a discovery well at Maurice Field, Vermilion Parish, Louisiana. Since then two additional wells have been drilled and completed, of which one well was lost in late 1999 due to downhole mechanical problems. A 3-D survey is currently being interpreted and additional wells are expected to be drilled in the future in order to develop the field. The producing wells represent approximately 8% of our net daily production per BOE. Our working interests in this field range from 6.9% to 8.4%.

     Formosa, Texana and Ganado 3-D Exploration Prospects. During 1997, we secured a 12.5% working interest in three specific on-shore upper Gulf Coast 3-D seismic survey projects located in and around Jackson County, Texas. The 3-D survey covers over 200 square miles (approximately 130,000 acres). The surveys on the three projects are completed and the data is currently being interpreted and integrated with known geology. Parallel Petroleum of Midland, Texas was the designated operator for these wells. Five wells were drilled on this acreage in 1999 of which four were dry holes.

     In May 2000, Beta Oil and Gas, Inc. became the designated operator for these prospects in an effort to better exploit the prospects. As a result of this change in operator, we expect that some of the 3-D data will be reprocessed and the drilling program will be significantly accelerated.

Rocky Mountain Properties

     During 1998, we sold all of our Rocky Mountain oil and gas assets. Accordingly, our reserves, revenues and future cash flows are now limited to Gulf Coast region properties.

Title to Properties

     Only a limited, perfunctory title examination is conducted at the time we acquire interests in oil and gas leases. This practice is customary in the oil and gas industry. Prior to the commencement of drilling operations, a thorough title examination is conducted. We believe that title to our properties is good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions which do not detract substantially from the property economics. In addition, some prospects may be burdened by customary royalty interests, liens incident to oil and gas operations and liens for taxes and other governmental charges as well as encumbrances, easements and restrictions. We do not believe that any of these burdens will materially interfere with our use of the properties.

Estimated Proved Reserves

     Our oil and gas reserve and reserve value information is included in footnote 10 of our consolidated financial statements, titled "Oil and Gas Producing Activities." This information is prepared pursuant to Statement of Financial Accounting Standards No. 69, which includes the estimated net quantities of our proved oil and gas reserves and the standardized measure of discounted future net cash flows. The estimated proved reserves information for the Gulf Coast for both 1999 and 1998 is based upon an engineering evaluation by Netherland, Sewell & Associates, Inc. The estimated proved reserves represent forward-looking statements and should be read in connection with the disclosure on forward-looking statements set forth elsewhere in this proxy statement and prospectus.

     We have not filed any reports containing oil and gas reserve estimates with any federal authority or agency other than the Securities and Exchange Commission and the Department of Energy. There were no differences in the reserve estimates reported to these two agencies.

     All of our oil and gas reserves are located in the continental United States. The table below sets forth our estimated quantities of proved reserves, and the present value of estimated future net revenues discounted by 10% per year using prices we were receiving at the end of each of the three fiscal years ending December 31, 1999, 1998 and 1997 on a non-escalated basis.

                                                                                             December 31,
                                                                  ----------------------------------------------------------------
                                                                  1999           1998                        1997
                                                                  ----           ----        -------------------------------------
                                                                                             Gulf Coast    Rocky Mtns.       Total
                                                                                             ----------    ----------        -----
Estimated Proved Oil Reserves (Bbls) ....................        334,000        275,000        308,000        777,000      1,085,000
Estimated Proved Gas Reserves (Mcf) .....................      1,359,000      1,368,000      1,360,000      3,175,000      4,535,000
Estimated Future Net Revenues ...........................    $ 8,156,700    $ 4,054,000    $ 5,796,000    $ 8,575,000    $14,371,000
Present Value of Estimated Future Net Revenues ..........    $ 6,269,700    $ 2,951,000    $ 4,460,000    $ 5,218,000    $ 9,678,000
Prices used to determined reserves:
Estimated Proved Oil Reserves (Bbls) ....................        334,000        275,000        308,000        777,000      1,085,000
     Oil (per Bbl) ......................................                   $     24.91    $     10.15    $     17.11    $     16.15
     Gas (per Mcf) ......................................                   $      2.77    $      2.43    $      2.61    $      1.78

Net Quantities of Oil and Gas Produced

     Our net oil and gas production for each of the last three years, all of which was from properties located in the United States, was as follows:

                                      Year Ended December 31,
                                    1999        1998       1997
                                    ----        ----       ----
     Oil (Bbl)
         Gulf Coast .........      74,000      58,000      43,000
         Rocky Mtns .........        --        51,000      80,000
                                 --------    --------    --------
             Total ..........      74,000     109,000     123,000
                                 ========    ========    ========
     Gas (Mcf)
         Gulf Coast .........     337,000     320,000      91,000
         Rocky Mtns .........       --        230,000     392,000
                                 --------    --------    --------
             Total ..........     337,000     550,000     483,000
                                 ========    ========    ========

     The average sales price per barrel of oil and Mcf of gas, and average production costs per barrel of oil equivalent excluding depreciation, depletion and amortization were as follows:

                                                 Average Sales Prices                  Average
                                      -------------------------------------------    Production
        Year Ended December 31,       Oil (Bbls)        Gas (Mcf)         Per BOE   Cost Per BOE
        ----------------------        ---------         --------          -------   ------------
1999:
          Gulf Coast .............     $  17.80          $  2.46         $  16.48      $  3.11
1998:
          Gulf Coast .............     $  12.19          $  2.22         $  12.73      $  2.17
          Rocky Mtns .............     $  12.11          $  1.39         $  10.50      $  9.04
             Combined Avg ........     $  12.16          $  1.87         $  11.74      $  5.22
1997:
          Gulf Coast .............     $  19.15          $  2.94         $  18.76      $  2.84
          Rocky Mtns .............     $  18.75          $  1.46         $  14.25      $  9.09
             Combined Avg ........     $  18.89          $  1.74         $  15.54      $  7.29


Drilling Activity

     The following table summarizes our oil and gas drilling activities that were completed during the last two fiscal years, all of which were located in the continental United States:

                                                       Year Ended December 31,
                                      -------------------------------------------------------
                                          1999             1998                  1997
                                      ------------    ---------------       -----------------
                                      Gross    Net    Gross       Net       Gross         Net
                                      -----    ---    -----       ---       -----         ---
Wells Drilled
   Exploratory
      Oil.......................        --      --         1      0.09           1        0.1
      Gas.......................         3     .27(1)      4      0.14           1        0.08
      Non-productive............         4     0.5         3      0.32           6        0.77
                                    ------  -------    -----     -----       -----       -----
          Total.................         7     0.77        8      0.55           8        0.95
                                    ======  =======    =====     =====       =====       =====
Development
      Oil.......................        --      --        --        --          --          --
      Gas.......................        --      --        --        --          --          --
      Non-productive............        --      --        --        --          --          --
                                    ------   ------    -----     -----       -----       -----
          Total.................        --      --        --        --          --          --
                                    ======   ======    =====     =====       =====       =====

-----------------

(1) One of these wells is located in the Maurice Field and was successfully completed in March 1999. However, that interval was plugged during the fourth quarter of 1999 due to mechanical failure down-hole. Another formation up-hole in that well bore was recompleted during the first quarter of 2000.

Competition

     The oil and gas industry is highly competitive in many respects, including identification of attractive oil and gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. We compete with a number of other companies, including large oil and gas companies and other independent operators with greater financial resources and more experience. There can be no assurance that we will be able to compete effectively with these other entities.

Markets

     Overview. The three principal products which we currently produce and market through our operating partners are oil, natural gas and natural gas liquids. We do not currently use commodity futures contracts and price swaps in sales or marketing of oil and gas.

     Oil. Oil produced from our properties is generally transported by truck, barge or pipeline to unaffiliated third- party purchasers at the prevailing field price. Currently, the primary purchaser of our proportionate share of oil is Plains Marketing, L.P. which buys approximately 80% of our current oil production. The contracts are month-to- month and subject to change. The market for our oil is competitive and therefore we do not believe that the loss of one of our primary purchasers would have a material adverse effect on our business because other arrangements could be made to market our oil products. We do not anticipate problems in selling future oil production because purchases are made based on current market conditions and pricing. Oil prices are subject to volatility due to several factors beyond our control, including political turmoil, domestic and foreign production levels, OPEC's ability to adhere to production quotas and governmental control and regulation.

     Natural Gas. We sell, through our operating partners, gas production at the wellhead. We generally sell to various pipeline purchasers or gas marketing companies. The property operators sell the gas and pass the revenue on to us when it is received. Currently, National Energy Group and Amerada Hess sell and distribute substantially all of our gas and corresponding revenues. The wellhead contracts have various terms and conditions, including contract duration. Under each wellhead contract, the purchaser is generally responsible for gathering, transporting, processing and selling the gas and gas liquids and we receive a net price at the wellhead.

Regulations

     General. All aspects of the oil and gas industry are extensively regulated by federal, state and local governments. The following discussion of regulation of the oil and gas industry is necessarily brief and is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders to which our operations may be subject.

     Price Controls on Liquid Hydrocarbons. There are currently no federal price controls on liquid hydrocarbons which include oil, gas and natural gas liquids. As a result, we sell oil produced from our properties at unregulated market prices which historically have been volatile.

     Federal Regulation of Sales and Transportation of Natural Gas. The transportation and sale of natural gas in interstate commerce was regulated until 1993 pursuant to the Natural Gas Act, the Natural Gas Policy Act of 1978 and regulations promulgated thereunder. The Natural Gas Wellhead Decontrol Act of 1989 eliminated all regulation of wellhead gas sales effective January 1, 1993. As a result, gas sales are no longer regulated.

     The transportation and resale in interstate commerce of natural gas we produce continues to be subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Natural Gas Act. The transportation and resale of gas transported and resold within the state of its production is usually regulated by the state involved. Although federal and state regulation of the transportation and resale of gas we produce currently does not have any material direct impact on us, such regulation does have a material impact on the market for our gas production and the price we receive for our gas production. Adverse changes in the regulation affecting our gas markets could have a material impact on us.

     Commencing in the mid-1980s and continuing until the present, FERC promulgated several orders designed to correct market distortions and to make gas markets more flexible and competitive. These orders have had a profound influence on gas markets in the United States and have increased the importance of interstate gas transportation and encouraged development of a large spot market for gas.

     In addition to FERC regulation of interstate pipelines under the Natural Gas Act, various state commissions also regulate the rates and services of pipelines whose operations are purely intrastate in nature. To the extent intrastate pipelines elect to transport gas in interstate commerce under certain provisions of the Natural Gas Policy Act, those transactions are subject to limited FERC regulation under this act that may ultimately affect the price of gas which we produce and sell.

     There are many legislative proposals pending in Congress and in the legislatures of various states that, if enacted, might significantly affect the oil and gas industry. We are not able to predict what will be enacted and thus what effect, if any, such proposals would ultimately have on us.

     State and Local Regulation of Drilling and Production. State regulatory authorities have established rules and regulations requiring permits for drilling, bonds for drilling, reclamation and plugging operations, limitations on spacing and pooling of wells and reports concerning operations. The states in which we have oil and gas interests also have statutes and regulations governing a number of environmental and conservation matters, including the unitization and pooling of oil and gas properties and the establishment of maximum rates of production from oil and gas wells. For example, each well in the East Bayou Sorrell prospect is currently restricted to approximately 1,400 Bbls of oil per day because of such state mandated restrictions. A few states also prorate production to the market demand for oil and gas. These statutes and regulations limit the rate at which oil and gas could otherwise be produced.

     In recent years, pressure has increased in states where we have been active to mandate compensation to surface owners for the effects of oil and gas operations and to increase regulation of the oil and gas industry at the local government level. In general, such local regulation is aimed at increasing the involvement of local governments in the permitting of oil and gas operations, requiring additional restrictions or conditions on the conduct of operations to reduce the impact on the surrounding community and increasing financial assurance requirements. Accordingly, such regulation has the potential to delay and increase the cost, or, in some cases, to prohibit entirely, the conduct of drilling activities on our properties.

     Environmental Regulations. The production, handling, transportation and disposal of oil and gas and by- products is subject to regulation under federal, state and local environmental laws. In most instances, the applicable regulatory requirements relate to water and air pollution control and solid waste management measures or to restrictions on operations in environmentally sensitive areas. However, environmental assessments have not been performed on all of our properties. To date, expenditures for environmental control facilities and for remediation have not been significant in relation to our results of operations. However, it is reasonably likely that the trend in environmental legislation and regulations will continue towards stricter standards and may result in significant future costs to oil and gas producers. For instance, efforts have been made in Congress to amend the Resource Conservation and Recovery Act to reclassify oil and gas production wastes as hazardous waste, the effect of which would be to further regulate the handling, transportation and disposal of such waste. If such legislation were to pass, it could have a significant adverse impact on our operating costs and the oil and gas industry in general.

     We believe that our operations comply with all applicable legislation and regulations in all material respects, and that the existence of such regulations has had no more restrictive effect on our methods of operation than other similar companies in the industry. Although we do not believe our business operations presently impair environmental quality, compliance with federal, state and local regulations which have been enacted or adopted regulating the discharge of materials into the environment could have an adverse effect upon our capital expenditures, earnings and competitive position, the extent of which we are presently unable to assess. We are not aware of any environmental degradation which exists, or any obligation for remediation of which would arise under applicable state or federal environmental laws. We do not maintain a fund for environmental or other similar costs. We would pay any such costs or expenses out of operating capital.

Operational Hazards and Insurance

     Our operations are subject to the usual hazards incident to the drilling and production of oil and gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, releases of toxic gas and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

     We maintain insurance of various types to cover our operations. Our insurance does not cover every potential risk associated with the drilling and production of oil and gas. In particular, coverage is not available for certain types of environmental hazards. The occurrence of a significant uninsured adverse event could have a material adverse effect on our financial condition and results of operations. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at reasonable rates.

Administration

     Office Facilities. We currently rent on a month-to-month basis approximately 3,400 square feet in an office facility in Grand Junction, Colorado. The rental rate is $2,400 per month.

     Employees. As of December 31, 1999, we had four full time employees and one part time employee. None of our employees are covered by a collective bargaining agreement. We believe that our relations with employees are satisfactory.

                              BUSINESS OF CARPATSKY

     Predecessors of Carpatsky were formed in 1992 to engage in exploration and development of oil and gas properties in the Republic of Ukraine. In May 1995, a predecessor of Carpatsky completed a merger with an Alberta Stock Exchange listed corporation and became a publicly-traded company.

Oil and Gas Properties

     Carpatsky holds interests in the Rudovsko-Chervonozavodskoye gas and gas condensate field and the Bitkov- Babchensky oil field. Both of these properties are located in Ukraine.

     Rudovsko-Chervonozavodskoye gas and gas condensate field (RC field)

     The RC field is located approximately 150 miles east of Kyiv in the Poltava District of central Ukraine in the Dnieper-Donets basin. The basin is an asymmetric, Paleozoic rift 500 miles by 125 miles in size, formed in three stages of development. Exploration of the basin began in the 1970s and to date more than 200 oil and gas fields have been discovered. We believe that prospective anticlinal structures between 14,760' and 18,000' remain as targets for further exploration.

     Carpatsky and its partner Ukrnafta have drilled and completed three wells in this field. Carpatsky and Ukrnafta are currently drilling three additional wells. Of these, two wells are in various stages of completion and are expected to be on production in 2000. The third well is still being drilled. Carpatsky expects to drill at least two additional wells during the exploratory period and, subject to the agreement of the parties to the joint activity agreement, may drill up to 20 additional wells.

     Ownership Rights in the RC Field. Carpatsky has no direct rights in the license to extract gas and gas condensate from the RC field. Ukrnafta is the sole licensee for the RC field. Carpatsky participates in the operation and development of the RC field pursuant to a joint activity agreement between Carpatsky and Ukrnafta. A joint activity agreement is a type of consortium that dates from Soviet law and was intended to be a mechanism to permit collective ownership and bartering under the socialist legal system as practiced in the Soviet Union. Before the passage of appropriate reform legislation in the areas of company law and civil law, foreign investors, in the period of perestroika and in the very early years after the dissolution of the Soviet Union, seized upon the joint activity form as the only available mechanism to create a joint contractual relationship.

     The existing joint activity agreement has been amended several times in attempts to bring it up to date and more closely in conformity with Western practices. It is an inherently unstable form compared to the modern Western corporate form. The joint activity structure does not have the backing of the body of company law that aids in the interpretation of legal issues arising from the operation of a state chartered legal entity. In addition, the joint activity requires an annual meeting to decide upon the budget and contributions from the parties. The failure of Carpatsky and Ukrnafta to agree on a budget could result in either dissolution of the joint activity or failure to commence or continue any drilling or other activity of any kind.

     Under the joint activity agreement, Carpatsky is contractually entitled to receive 45% of the revenue from sale of production in the RC field, and is required to pay 50% of the exploration, development and production costs. Payments to the joint activity's account can be made in the form of cash or in kind by providing materials, equipment and specific services. Under the joint activity agreement, if Carpatsky or Ukrnafta do not pay their share of costs, their percent interest in revenues may be reduced, if agreed to by the parties, until revenues from the sale of production are sufficient to pay the costs otherwise payable. The actual percentage of Carpatsky's right to revenues is calculated quarterly, based on the relative cumulative contributions of the participants as reflected in the books maintained pursuant to the joint activity agreement.

     We have received a legal opinion of Vasil Kisil & Partners, Kiev, Ukraine, regarding Carpatsky's rights under the joint activity agreement, and its ability to enforce those rights. The opinion notes that the rights to extract the oil and gas in the RC field are held by Ukrnafta as the license holder. The opinion also states that Ukrnafta is not restricted in the manner in which it disposes of oil and gas extracted from the RC field, including pursuant to the joint activity agreement. The opinion further states the belief of Vasil Kisil that Carpatsky could enforce its rights under the joint activity agreement through injunctive relief in the courts.

     The Vasil Kisil opinion also notes the disadvantages of operations under a joint activity agreement described above, including the lack of a right to convert ownership of the RC field from an exploration license to a development license. The opinion is based on a number of assumptions, including that Ukrnafta took all actions necessary to properly authorize and execute the documents reviewed, that all signatures were authentic and that reviewed documents were complete and conformed to originals. The opinion has been filed as an exhibit to the registration statement of which this proxy statement and prospectus is part.

     Conversion from a Joint Activity Agreement to a Modern Accepted Legal Form. Ukraine has in recent years adopted company law similar to those common in European civil law jurisdictions. The two most common forms of corporate entity are the joint stock company and the limited liability company. Carpatsky intends to reduce the existing risk arising from the joint activity form by creating a corporate entity with the cooperation of Ukrnafta. This process is expected to take place in the next six months pending initiation of direct negotiations. Although Carpatsky and Ukrnafta share management control over the joint activity equally, the structure of the joint activity is disadvantageous to Carpatsky. Carpatsky's remedy for a failure to agree on an annual budget is to dissolve the joint activity. Because Ukrnafta is the sole licenseholder, Ukrnafta's mineral rights will not be diminished in any way by dissolution of the joint activity, but Carpatsky would lose all contractual rights and claims to the RC field. The disparity in the effects of a dissolution on the parties gives Ukrnafta substantial bargaining power with respect to setting the annual budget for the joint activity.

     The creation of a modern corporate entity will also ameliorate many of the accounting problems associated with the joint activity form. The complexity and peculiarity of books and accounting related to joint property has resulted in considerable confusion in the past, despite the expenditure of significant management and accounting time and expense. Ownership of assets and claims by a true corporate entity is far less complex.

     Conversion from Licensing Regime to a Production Sharing Agreement. Ukrnafta holds an exploration and pilot production license to the RC field which will expire on March 30, 2003. Unless the exploration license is converted into a production license, which generally lasts for 20 years, all Ukrnafta's underlying mineral rights and Carpatsky's indirect rights through the joint activity mechanism to receive the proceeds of production in the RC field will terminate when the license terminates. The granting of a production license is at the discretion of the government of Ukraine.

     A statute authorizing production sharing agreements was recently passed by the Ukraine legislature and was signed into law late last year. The necessary enabling legislation was enacted in June 2000. The statute provides that any license granted before June 1, 1999 may be converted into a production sharing agreement. This grandfathering provision would allow Ukrnafta, but not Carpatsky, to convert its existing license to a production sharing agreement.

     A production sharing agreement is a preferable form of conducting oil and gas operations in the Ukraine because it permits the assignment of interests in the production sharing agreement. This assignability would enable Carpatsky to be assigned a direct interest in the mineral rights in the RC field for the first time. The production sharing agreement legislation also contains other advantages from a legal perspective, including a provision that establishes a legislative basis for the Ukraine government to waive its sovereign immunity vis-a-vis the licensee. The legislation's other provisions include unrestricted carry-forward of losses, unrestricted use of production share and facilitation of exports. The most critical aspect of the legislation, as in production sharing agreements worldwide, is the fact that the production share of the state takes the place of most taxes, thus reducing uncertainty further and enhancing the ability to secure financing for the project.

     Ukrnafta and Carpatsky have verbally agreed to convert the license covering the RC field into a production sharing agreement at the earliest practicable time. Although no assurances can be made, based on discussions with government officials and legal counsel, Carpatsky believes that it will take at least six months to receive a production sharing agreement. Because the production sharing legislation is new, no assurances can be given as to the timing of receipt of a production sharing agreement or whether Ukrnafta will be able to convert the license into a production sharing agreement.

     If Carpatsky and Ukrnafta are unable to convert the license into a production sharing agreement, it will be difficult to reduce the risk attendant to the license ownership issue discussed above. Ukraine's major trading partners and multilateral lenders may interpret the failure of Ukraine to produce any valid production sharing contracts as an indication of the failure of economic reform, which could increase the difficulty of financing projects in Ukraine.

     Bitkov-Babchensky oil field (Bitkov Field)

     The Bitkov field is located in the western part of Ukraine, 350 miles east of Vienna, Austria. The geological term for this area is the Precarpathian foredeep, extending from Poland in the northwest to Romania in the southeast. The foredeep was formed by subsidence and has accumulated over 30,000' of sedimentary cover. Over 40 oil and 50 gas fields were discovered in the region between 1950 and 1970. Most of the fields are associated with complex over-thrusted anticlinal features and were discovered on the basis of surface geology, gravity and magnetic surveys. The area is the oldest oil producing region in Ukraine.

     Under the agreements covering operations in the field, Carpatsky is entitled to receive a portion of production which exceeds a specified baseline. Carpatsky's principal operations in the Bitkov field are therefore intended to increase production by conducting workovers, drilling new infill wells and by implementing a secondary recovery program. Daily net production to Carpatsky is approximately 110 Bbls oil and 350 Mcf of gas.

     Ownership of Interests in Bitkov Field. Carpatsky conducts operations in the Bitkov field through Ukrcarpatoil Ltd., a joint venture formed by Carpatsky and Ukrnafta in 1995. Ukrcarpatoil owns a license to conduct a 20 year exploitation program in the field which was awarded in 1995. Under the Ukrcarpatoil joint venture agreement production equal to the level of production on the date of the agreement remains the property of Ukrnafta and 80% of the incremental oil and gas production is the property of Ukrcarpatoil. Under the joint venture agreement, the profit from the sale of incremental production is shared 45% to Carpatsky and 55% by Ukrnafta. During the first 10 years of the venture the remaining 20% of production is allocated to Carpatsky in recognition of cost recovery.

Office Facilities

     Carpatsky currently maintains office space on a rent free basis at Bellwether's offices at 1331 Lamar, Suite 1450, Houston, Texas 77010.

     In Ukraine, Carpatsky maintains the registered office of its subsidiary in Kyiv at the offices of Ukrcarpatoil Ltd. The offices are at 6 Ivano Franko, 254053 Kyiv, Ukraine. The rental costs of this office are included as an operating cost of Ukrcarpatoil Ltd.

Competition

     Competitive conditions in Ukraine are complicated by the country's evolving political, legal and financial environment. Most major international oil companies are awaiting the introduction of new oil and gas legislation which will include a production sharing agreement law and a new legal and tax framework. For the near term, Carpatsky's principal competitors include small foreign independent oil and gas companies, mainly Canadian, and newly emerging local companies. As political, legal, tax and financial conditions in Ukraine become stabilized and more favorable for foreign investment, Carpatsky expects to face increased competition from other foreign firms.

     In addition, the marketing of gas in Ukraine is heavily influenced by RAO Gazprom, the Russian national gas company and the world's largest gas company. RAO Gazprom currently provides a substantial portion of the gas consumed in Ukraine and western Europe. Because of its market share, gas prices in Ukraine can be effectively set by RAO Gazprom. Export prices are, in turn, influenced by the prices RAO Gazprom charges for gas delivered to western Europe. The situation is further complicated by the substantial debt Ukraine owes the Russian Federation for past deliveries of oil and gas.

Markets and Gas Marketing

     During 1992-1996, gas sales in Ukraine were conducted by state enterprises including Ukrgrazprom, a state- owned monopoly of gas exploration, production, transportation and marketing, and Ukrnafta, a partially privatized monopoly of oil exploration, production and marketing. Ukrgrazprom sold all the Russian and Turkmen gas deliveries to the country, its own production and a portion of the gas produced by Ukrnafta. Ukrnafta sold directly to end-users the gas it produced which was not marketed by Ukrgrazprom.

     In 1996 the marketing of gas was conditionally demonopolized. A group of established companies with wide commercial activities among which were the sale of oil, refined products and lubricating products, started marketing gas. The Cabinet of Ministers decided to divide the market among these companies by geographical regions. Because most payments for gas that was sold were in the form of barter, requiring the sale of the goods received in payment for gas, each company was required to create dealer organizations to sell gas produced as well as dispose of bartered goods received.

     The privatization resulted in improved payments to RAO Gazprom, to the detriment of Ukrnafta, Ukrgrazprom and others because, while the payments to RAO Gazprom reduced Ukraine's debt to Russia, payments for gas produced by local Ukrainian companies entirely stopped. In 1998 the Cabinet of Ministers suspended regulation of regional market distribution creating intense competition among the distributors.

     In mid-1998 the Ukrainian government formed Naftogazukrainy, a national joint stock company, to meet the gas needs of the entire population of Ukraine. Naftogazukrainy was formed to settle and pay amounts due to suppliers in Russia and companies producing gas in Ukraine, including Carpatsky, and to provide for payment of future deliveries in a timely manner. This has yet to be fully accomplished and to date the joint activity has only received UAH 450,000 of approximately UAH 11.0 million owed by Naftogazukrainy and its predecessor for gas purchased by it from August 1998 to June 30, 1999. Naftagazurkainy has undergone major management changes over the past year and more changes are likely. A new natural resource company has been established by the state, but the implications of this new development for Naftagazukrainy and Ukrnafta are not yet clear. The governmental licensing authority has also been reorganized.

     Carpatsky has begun to use alternative marketing arrangements. One such arrangement is a monthly gas auction market in Ukraine. This facility was approved by the Council of Ministries and began operating in early 1999. Ukrcarpatoil, Ltd. started selling Bitkov and RC field gas in August 1999 for September deliveries and has become the second largest seller of gas in the auction market. The joint activity gas from the RC field is marketed by Ukrcarpatoil on a fee based arrangement. Ukrnafta, Carpatsky's partner in the RC field, has been restricted by Naftogazukrainy, its parent company, from selling its gas at auction, requiring it to sell all gas produced to Naftogazukrainy for which payment has not been forthcoming. Between October 1, 1999 and March 31, 2000, Ukrcarpatoil has sold 113.2 million M3 (3.2 Bcf) of the joint venture's gas in the auction program, at an average price of $0.90 per Mcf, net of VAT, of which it has received UAH 16.3 million (U.S.$3.2 million) in payments through March 31, 2000. While the monthly auction has become a viable alternative to sell and receive payment for gas and continues to grow in volume and prestige throughout Ukraine, it is not without problems.

     During October 1999, Ukrcarpatoil sold approximately $250,000 of joint activity gas to a major manufacturer who then filed the equivalent of bankruptcy. Ukrcarpatoil's claim has been lodged with the appropriate authorities and a payments program is now being negotiated.

     Carpatsky has been negotiating with gas purchasers in several foreign countries to export its gas to them. This would help circumvent payment and other problems. Officially Naftogazukrainy does not have authority to prohibit the export of gas, which is permitted by Ukraine law. However, an impediment arises in securing transportation on the country's pipeline system. Ukrtransgaz, the carrier of gas throughout the country, is a wholly-owned subsidiary of Naftogazukrainy and therefore Naftogazukrainy indirectly controls gas exports. Ukrcarpatoil secured approval from Naftogazukrainy to transport the RC field gas to the borders of several surrounding countries during 1999. Carpatsky is seeking approval for 2000 and later years on similar terms. In addition to the price at which the gas is to be sold and the monthly volumes to be delivered, these discussions also focus on liability for the Ukrainian pipeline transportation fees and delivery points. Ukrcarpatoil is making efforts to conclude one or more gas sales contracts with an internationally recognized, financially reputable and operationally capable firm during 2000.

     Carpatsky engaged Ryder Scott Company, L.P., independent petroleum engineers, to prepare estimates of proved reserves, projected future production, and related future net cash flows for Carpatsky's properties as of December 31, 1999. Estimates prepared by Ryder Scott were based upon a review of production histories and other geologic, economic, ownership, volumetric and engineering data. In determining the estimates of the reserves that are economically recoverable, oil and gas prices and estimated development and production costs as of December 31, 1999 were used.

     The following table sets forth estimates as of December 31, 1999 derived from the Ryder Scott reserve report. The present values (discounted at 10 percent) of estimated future net cash flows shown in the table are not intended to represent the current market value of the estimated oil and gas reserves owned by Carpatsky. For further information concerning the present value of future net cash flows from these proved reserves, see Unaudited Supplemental Oil and Gas Reserve Information in the December 31, 1999 consolidated financial statements.

     Because the license for the RC field expires in March 30, 2003, Carpatsky is not permitted to report reserves expected to be produced from the RC field following that date.



                                                      Estimated Net Proved Reserves
                                          ----------------------------------------------------           Pre-Tax
             Field                        Oil (MBbl)            Gas (MMcf)               MMcfe       Discounted Present Value
             -----                        ---------             ---------                -----       ------------------------
RC Field ........................             113                 15,604                 16,282             $5,279,000
Bitkov Field ....................              86                    229                    745                351,000
                                       ----------             ----------             ----------             ----------
      Total .....................             199                 15,833             $   17,027              5,630,000
                                       ==========             ==========             ==========             ==========

     The weighted average sales prices, net of VAT, utilized for purposes of estimating Carpatsky's proved reserves and future net cash flows therefrom as of December 31, 1999 was $13.20 per Bbl for oil and $0.82 per Mcf for gas.

     The following table shows information about our estimated net proved and proved developed reserves of oil and gas.

                                                                                       December 31,
                                                      -------------------------------------------------------------------------
                                                            1999                       1998                          1997
                                                      ----------------           -----------------             ----------------
                                                      Oil          Gas           Oil           Gas             Oil          Gas
                                                      ---          ---           ---           ---             ---          ---
                                                     (MBbl)       (MMcf)        (MBbl)       (MMcf)           (MBbl)       (MMcf)

Proved reserves ..........................            199         15,833            360        32,840           370         31,601
Proved developed reserves ................             70          7,487             47           835            61            207

     The following table sets forth the pre-tax discounted present value of our estimated net proved oil and gas reserves:

                                                                 December 31,
                                                  -----------------------------------------------
                                                  1999                  1998                 1997
                                                  ----                  ----                 ----
Pre-tax discounted present value:
    United States......................     $      --           $       --            $      --
    International......................        5,630,000            16,662,000           24,198,000
                                            ------------         -------------        -------------
       Total...........................        5,630,000            16,662,000           24,198,000
                                            ============         =============        =============

         There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment and the existence of development plans. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Further, the estimated future net cash flows from proved reserves and the present value thereof are based upon certain assumptions, including geologic success, prices, future production levels and cost, that may not prove correct over time. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Oil and gas prices have fluctuated widely in recent years. There is no assurance that prices will not be materially higher or lower than the prices utilized in estimating Carpatsky's reserves.

Production

     The following table sets forth Carpatsky's net oil and gas production, average sales prices, and costs and expenses associated with such production during the periods indicated.

                                                    Year ended December 31,
                                               ---------------------------------
Production                                     1999           1998          1997
                                               ----           ----          ----
    Oil (MBbls)............................      26             12             5
    Gas (MMcf).............................   2,456            472            11
    Equivalent (MMcfe).....................   2,613            541            43
Average sales price per unit:
    Oil (Bbl)..............................  $10.36         $11.41        $14.62
    Gas (Mcf)..............................    0.88           1.35          1.84
    Equivalent (Mcfe)......................    0.93           1.42          2.28
Production costs per Mcfe..................

     Carpatsky owned 4 gross (1.8 net) producing oil wells and 3 gross (1.2 net) producing gas wells as of December 31, 1999. A well is categorized as an oil well or a gas well based upon the ratio of gas to oil produced when it first commenced production, and such designation may not be indicative of current production.

Development, Exploration and Acquisition Expenditures

     The following table sets forth certain information regarding the costs incurred by Carpatsky in its development and exploration activities during the periods indicated.

                                                                               Year Ended December 31,
                                                    -------------------------------------------------------------------------------
                                                                                      (in 000's)
                                                           1999                           1998                           1997
                                                    -------------------           -------------------           -------------------
                                                    Gross           Net           Gross           Net           Gross           Net
                                                    -----           ---           -----           ---           -----           ---
Development Costs ........................         $1,537         $1,440         $3,746         $1,660         $8,200         $3,449
Exploration Costs ........................           --             --             --             --             --             --
Property Acquisition Costs ...............           --             --             --             --             --             --
                                                   ------         ------         ------         ------         ------         ------
    Total ................................         $1,537         $1,440         $3,746         $1,660         $8,200         $3,449
                                                   ======         ======         ======         ======         ======         ======

Drilling Activity

         The following table sets forth the wells drilled and completed by Carpatsky during the periods indicated.

                                                      Year Ended December 31,
                                                               1999
                                                      -----------------------
                                                      Gross               Net
                                                      -----               ---
Development:
-----------
         Oil....................................        --                 --
         Gas....................................         2                  1
         Non-productive.........................        --                 --
             Total..............................         2                  1
Exploration:
-----------
         Oil....................................        --                 --
         Gas....................................        --                 --
         Non-productive.........................        --                 --
             Total..............................        --                 --

                               REPUBLIC OF UKRAINE

Key Statistics

         The following information regarding the Republic of Ukraine was derived from sources believed to be accurate.

         Official name:             Republic of Ukraine

         Total area:                233,000 Sq. Miles

         Population:                50.09 million

         Official language:         Ukrainian.  Russian is commonly used in
                                    business.

         Neighboring states:        Russia, Moldova, Belarus, Poland, Romania,
                                    Slovakia, Hungary

         Currency:                  Hryvna (UAH)

         Exchange rate:             UAH 5.18=U.S.$1
                                    (National Bank of Ukraine official exchange rate, December 31, 1999)

Current Status

         Although Ukraine embraced the opportunity for national independence offered by the collapse of the Soviet Union, it has been less willing to jettison the political and economic practices of the Soviet era. In particular, parliament and successive governments have been reluctant to back the structural reforms required to transform the economy. As a result of mistakes in budget policy and unfavorable government policy regarding foreign investors, the country has endured seven consecutive years of steeply declining gross domestic product and real incomes.

         Officially, foreigners have the same rights to invest in Ukraine as Ukrainian individuals and legal entities. Investments are protected against illegal expropriation and foreign investors are guaranteed prompt and unimpeded rights to repatriate profits. Foreign investors can participate in privatization on the same basis as Ukrainian entities and individuals; however, restrictions may be placed on all entities attempting to invest in strategic industries.

         Although foreign investors have the right to participate in privatization directly or through a licensed intermediary, privatization is dominated by political considerations and the rules, especially those governing foreign participation, are often contradictory. There is considerable scope for political interference in the privatization process.

Ukraine - Political and Economic Context

         Recent history

         Ukraine became a republic of the Soviet Union in 1921 pursuant to the Treaty of Riga. Starting with President Khrushchev in the late 1950s, successive leaders sought to improve the performance of the Soviet economy in the face of mounting evidence of its inherent inefficiency. Limited reforms failed to address systemic weaknesses, the economy stagnated, and living standards fell further behind the West. Mikhail Gorbachev became leader of the Soviet Union in March 1985 and launched a series of far-reaching political and economic reforms known as glasnost (openness) and perestroika (restructuring). However, the gradual abandonment of central planning and other changes introduced under perestroika led to worsening shortages and an intensification of inflationary pressure. Discussion of political issues allowed under glasnost contributed to a wider appreciation of the shortcomings of the Soviet system and more open expression of nationalist aspirations. The partial meltdown of Ukraine's Chernobyl nuclear reactor No. 4 emphasized the failure of Soviet industrial policy and intensified the disillusionment of the member republics, in addition to worsening the energy supply situation. President Gorbachev tried to meet the growing demands for independence by proposing the formation of a confederation of quasi-independent states under Russian control. Ukraine refused to join, stepped up its campaign for full independence and on August 24, 1991 Ukraine proclaimed its independence. A referendum on independence was held on December 1, 1991 with 90% of participants in the referendum voting in favor of independence. This referendum established the Republic of Ukraine. On December 7-8, 1999, Ukraine, Belarus and the Russian Federation signed the treaty establishing the Commonwealth of Independent States, which legally dissolved the Soviet Union.

         Political institutions

         The Constitution of the new state was adopted on June 28, 1996 when it was ratified by Ukraine's parliament. The Constitution defines Ukraine as a unitary democratic State and guarantees human and property rights. The Constitution establishes a balance of power between the Executive branch and the Legislature (Parliament or Rada). The country is headed by a President elected by popular vote for a maximum of two consecutive five-year terms.

         In terms of foreign policy, Ukraine focuses on fostering closer integration with the West while preserving its traditional links with the countries of the former Soviet Union. For defense purposes, Ukraine is aligned with neither Russia nor NATO. Soon after independence, Ukraine proclaimed itself a nuclear weapons free state and removed nuclear weapons sited on its territory. Reflecting its importance and size, Ukraine is a member of the United Nations, the IMF, the World Bank, the EBRD and the Council of Europe. It is also a member of NATO's Partnership for Peace.

         Greater ties with Russia have been one of the principal issues since the break-up of the Soviet Union. In February 1999, Russia's Federation Council, the upper house of parliament, ratified the Treaty on Friendship, Co- operation and Partnership, which recognizes the territorial sovereignty of Ukraine. On March 24, 1999, Ukraine's parliament ratified an agreement with Russia regarding Russia's Black Sea Fleet that officially allows Russia to use Sevastopol, the deep water port on the Black Sea.

         The most serious ethnic issue concerns the constitutional status of Crimea. Crimea was part of the Russian Federation until 1954 when Soviet Union Premiere Khrushchev transferred it to Ukraine to mark 300 years' union between the two countries. In May 1992, the Crimean legislature adopted a new constitution proclaiming the territory's independence that was rescinded after Ukraine's parliament threatened to impose an economic blockade. A new Constitution for the Crimean peninsula was approved by Ukraine's parliament on January 12, 1999, allowing Crimea to create its own national anthem, flag and crest. From time to time, there have also been ethnic conflicts between the residents of eastern Ukraine who are predominantly native Russian speakers and have traditionally been members of the Orthodox Church and the residents of western Ukraine who have aggressively promoted the Ukrainian language and have traditionally been members of the Eastern Rite Catholic Church.

         Political developments

         Initially, Ukraine was slow to reform its political and economic system. This was largely due to the conservative attitudes of members of the Soviet era parliament and the country's former communist president. Although some pro-reform policies were adopted, they were not always implemented because of political differences between the president and parliament or because of opposition from powerful interest groups such as managers of large state-owned enterprises. In addition, there were frequent shifts in policy, and reforms were obstructed and legislation distorted to favor certain interests.

         Since his election in July 1994, President Leonid Kuchma has pushed a comprehensive economic reform program, maintained financial discipline and tried to remove almost all remaining controls over prices and foreign trade. Implementation of the President's economic agenda encountered considerable resistance from parliament, entrenched bureaucrats, and industrial interests.

         The March 1998 elections resulted in the largest group within the new parliament being the Communists, with 125 seats. Although they do not have a majority in parliament, the Communists can block certain parliamentarian decisions. At present, the majority party in parliament is unstable and depends on the temporary interests of other factions and groups. President Kuchma was reelected in November 1999 for a five-year term.

         Administrative and economic reforms during the first eight months of 1998 slowed Ukraine's economic decline. Then, turmoil in Asia and the financial crisis in Russia caused a new regression in the economy. Tactics by the government to counter the situation and the National Bank of Ukraine turned out to be efficient; Ukraine managed to control the hryvna devaluation, avoid the financial collapse that occurred in Russia and avoid bankruptcy. Ukraine continues to struggle economically. The adoption of the Production Sharing Agreement legislation is regarded as one of the few substantive reforms enacted recently by the country, and its implementation will be closely watched by Ukraine's trading partners. The entry into a new tax treaty with the United States, the timing of which coincided with President Clinton's state visit to Kiev, is also regarded as a positive development.

Economic Context

         Ukraine experienced severe macroeconomic instability during the first five years of independence. GDP, industrial output and agricultural production all fell steeply and inflation was exceptionally high. In the spring of 1998, Ukraine was cut off from its U.S.$542 million IMF standby program as it failed to carry out reforms. Thereafter, President Kuchma started to issue economic decrees to reform the economy including agreement to implement the IMF requirements. On September 10, 1998 the IMF disbursed the first U.S.$257 million tranche of a new U.S.$2.2 billion, three-year loan. Subsequently, international public controversy arose regarding the central bank's overstating of reserves.

         Monetary Stabilization

         Monetary policy was tightened in 1995 leading to a steady fall in the monthly inflation rate during 1996 and 1997. Lower inflation, increasing foreign currency reserves and growing confidence in the currency contributed to a stable nominal exchange rate during the period January 1996 to September 1998. The country's close links with Russia and incomplete reforms led, in September 1998, to a sharp drop in currency valuation, high interest rates and rising inflation.

         Privatization

         The government and parliament have found it difficult to compromise on the privatization of Ukraine's strategic enterprises, despite the obvious need to generate cash for the budget and to improve industrial efficiency. The State Property Fund has responsibility for, state-owned companies currently undergoing privatization. Mass privatization as practiced in Ukraine has attempted to avoid some of the pitfalls that faced Russia's mass privatization "voucher" auction program.

Foreign Investment

         General

         In accordance with the Law of Ukraine, "On Foreign Investment Regime," effective April 25, 1996, the national regime of investment and business activity applies to foreign investors. In most instances, the law provides for the equal treatment of foreign and Ukrainian-owned businesses, with restrictions applying to certain industries. A company with foreign investments is defined as a company where at least 10% of the paid up capital belongs to the foreign investor.

         Investment protection

         Under current Ukrainian legislation, the following guarantees are available to foreign investors:

         o Foreign investors are protected for a period of 10 years against adverse changes to the investment guarantees contained in the law.

         o Investments cannot normally be expropriated, except for rescue operations in the event of a national emergency. If such expropriation does occur, foreign investors have a right to compensation based on market prices and an auditor's evaluation.

         o Foreign investors are compensated for losses due to the negligence of state bodies.

         o Foreign investors have the right to repatriate the original investment free of customs duty in the event of termination of the investment.

         Profit repatriation

         Foreign investors are entitled to repatriate profits, income or other funds relating to investments in Ukraine without any restrictions, after payment of any taxes due on the profits. Conversion of funds for repatriation is effected through the Ukrainian Inter-bank Currency Exchange subject to the possession of a foreign registration statement and confirmation of the amount of profit earned.

         Environmental protection

         Ukraine has adopted laws to prevent or reduce industrial pollution and control harmful substances. Under the 1991 Environment Protection Act, companies are required to keep records of harmful substances released into the environment, their compliance with targets for pollution control and the use of natural resources. In general, legal entities usually have a duty to:

          o conduct environmental audits before beginning industrial activity;

          o comply with established environmental regulations and discharge limits, including rules governing the disposal and handling of waste and harmful substances; and

          o pay compensation for use of natural resources and for pollution or other damage caused to the natural environment.

Forms of Foreign Investment

         Foreign investment in Ukraine may take the form of a wholly owned subsidiary or a joint venture. Most foreign-invested wholly owned subsidiaries are either joint stock companies or limited liability companies. The Law on Business Association also permits the formation of a quasi-limited liability company, a general partnership or a limited partnership, but these forms are rarely used in foreign investment due to potential liability. Joint ventures may take the form of a Western style shareholding in a corporate entity, generally a joint stock company or a limited liability company, or a contractual relationship. A special form of contractual relationship that dates from Soviet times, known as a joint activity is often used for joint ventures formed using a contractual relationship. Another alternative for foreign investors is to establish a presence in the form of a representative office corresponding to a Western liaison office, if non-taxable, or a branch.

         Joint activities

         A joint activity is a form of contractual relationship that is treated separately for tax purposes. Its operating partner is required to file separate reports in respect of the joint activity's operation. The joint activity agreement defines the objectives and permitted operations, the use of the property contributed by the parties, the distribution of profits and other major issues.

         A joint activity agreement between a resident and a foreign entity must be registered with the state authorities. The management of the venture is normally delegated to one of the parties. Profits of a joint venture are subject to withholding tax, and the distribution of profits is treated as dividend payments for Ukrainian tax purposes.

         Joint stock companies

         A joint stock company is a legal entity whose capital is divided into a specified number of shares and which must have at least two shareholders. There are two types of joint stock companies, open joint stock companies and closed joint stock companies. Shares in an open joint stock company may be offered to the general public and traded on a stock exchange, whereas ownership of shares in a closed joint stock company is limited according to the company's charter.

         Limited liability companies

         A limited liability company does not have shares in the usual sense. Participants in the company own a percentage of the company's capital on the basis of a written agreement between at least two founding members. This type of company is analogous to limited liability companies in other European civil-law jurisdictions.

         Representative offices

         A foreign company can set up a representative office in Ukraine, subject to registration with the state authorities. The representative office does not constitute a legal entity and operates in Ukraine on behalf of the foreign company it represents. A non-resident company operating a representative office may be deemed to be conducting business activity in Ukraine through a permanent establishment, and may be subject to corporate profits tax, if the office's activities exceed the criteria set forth in the relevant double taxation treaty.

Taxation

         Currently, the main business taxes include a corporate profits tax and a Value-Added Tax. There are also numerous special charges and local taxes.

Corporate Profits Tax

         The current corporate profits tax regime was introduced by the Corporate Profits Tax Law effective July 1, 1997. Under the law, a uniform tax at the rate of 30% applies to taxable profits earned by resident entities and permanent establishments of foreign companies.

         Taxable profits

         Taxable profits are defined as adjusted gross income less allowable gross expenses and depreciation charges. Gross income includes any sales income received or accrued within a quarterly reporting period. Gross income is deemed to be received at the earlier of shipping the goods or rendering services to the customer and receiving payment from the customer. Gross expenses include any expense actually incurred or accrued in respect of the taxpayer's business excluding non-allowable expenses specified by the law. Gross expenses are recognized either at the date of payment to a supplier of the goods or services or at the date of obtaining ownership of the same.

         Permanent establishments

         The Ukrainian definition of a permanent establishment is a Ukrainian resident business entity that has the authority to act in the name of a non-resident entity. A permanent establishment provides a non-resident entity with civil rights and subjects the non-resident entity to obligations under Ukrainian law. A resident is defined as a legal entity or a representative office. Taxable profits of a Ukrainian permanent establishment can be determined by the difference between the gross taxable income, which consists of income attributable to the permanent establishment received onshore or offshore, and allowable expenses incurred by the permanent establishment, which include expenses incurred onshore.

         The United States-Ukraine double taxation treaty, which recently became effective, sets forth criteria for permitted activities of a preparatory and auxiliary character which are presumed not to result in a permanent establishment. This treaty should provide further stability for U.S. companies operating in Ukraine.

         Tax accounting loss carry forward

         Tax returns must be filed on a quarterly basis. Resident taxpayers, are required to pay tax in advance in monthly installments followed by the final payment by the 20th day of the month following the reporting quarter. Resident taxpayers can carry forward losses incurred during the reporting period to a future reporting period for twenty quarters, commencing with the quarter when the loss occurred.

Value-added Tax (VAT)

         Subject to certain exceptions, a VAT is payable on the sale of goods, works or services in Ukraine and upon the importation of goods, works or services into Ukraine. Generally, there is no VAT payable on the on export of natural gas, goods and provision of works or services to be used outside Ukraine.

         A VAT is incurred at a rate of 16.67% for the value of the oil and gas production sold and amounts paid for equipment, drilling contractors and materials create VAT credits. There is no VAT obligation for production sold outside of the borders of Ukraine. Once a completed well is producing, all the VAT credits received for payment of drilling and completion expenses will be a credit against VAT due on revenues from production sales. The VAT incurred for production will not be due until the producer fully offsets the accumulated VAT credits.

         Tax reporting, liability and credit

         A taxpayer's VAT liability equals the total amount of VAT collected within a reporting period calendar month and arises on the earlier of the date of shipping goods to a customer or the date of receiving payment from the customer. A VAT credit is the amount that a taxpayer is entitled to offset against his VAT liability in a reporting period. Rights to VAT credits will arise on the earlier of the date of payment to the supplier or the date the VAT invoice is received.

Taxation on Oil and Gas

         The following table summarizes the basic taxes applied to oil and gas production in Ukraine.

                                                                UAH per                        U.S. Equivalent per
                  Ukraine Tax                1000m3 of Gas    Ton of Oil          Mcf of Gas        Bbl of Oil
                  -----------                -------------    ----------          ----------   -------------------
Rental Payment ............................       5                3             $    0.142         $    0.409
Minerals ..................................       0.67             1.64          $    0.019         $    0.224
Geologic Research and Exploration .........      20.07             9.95          $    0.568         $    1.357

     Other taxes called:     Innovation fund: calculated as 1% of production
                             income minus VAT:
                             Road fund: 1.2% of production income minus the VAT.

Transportation cost of natural gas

         There are two tiers of transport fees for gas. For export, the transportation cost is UAH 1.75 per 1000 M3 (or $.05 per Mcf) per each 100km distance to the metering station at the border. If the gas is sold domestically, the cost of transportation is UAH 10.63 per 1000 M3 (or $0.30/Mcf), regardless of the distance transported.

Other Taxes and Charges

         Payroll taxes

         Employers are required to pay the following payroll taxes for their employees in Ukraine based on gross salary:

        o         32% of an employee's gross salary to the Pension Fund;

        o         4% of an employee's gross salary to the Social Security Fund;
                  and

        o         1.5% to the Unemployment Insurance Fund.

         Currently the amount of salary exceeding UAH 1,000 per month is not subject to payroll taxes.

         Other taxes

         Other Ukrainian taxes include:

         o An excise tax is applied to certain goods imported into, or produced in, Ukraine, including gasoline and diesel fuel.

         o Land tax is paid by the owners or users of land. The rate depends on the nature and location of the land and is paid monthly in advance.

         o An Innovation Fund charge is paid by business entities monthly at the rate of 1% of sales.

         o To raise funds for the payment of outstanding pensions at the end of 1998, a 1% charge based on the value of a foreign exchange transaction and payable to the State Pension fund was introduced. The charge is payable by legal entities and individuals carrying out foreign exchange transactions.

         o Five percent for those countries having a tax treaty with Ukraine and 15% for those who do not. Since the U.S. Congress has yet to approve the treaty, the expatriation tax with the United States is 15%.

Double Taxation Treaty

         A new double taxation treaty between the United States and Ukraine became effective on June 5, 2000. The treaty replaces the tax treaty between the United States and the Soviet Union that was signed in 1973. The treaty applies, with respect to taxes withheld at the source, for amounts paid or credited after August 1, 2000, and, for all other taxes, beginning on or after January 1, 2001.

                 MATERIAL CONTRACTS BETWEEN PEASE AND CARPATSKY

         On October 1, 1999 Pease and Carpatsky entered into an agreement whereby Pease agreed to provide Carpatsky bookkeeping services and staff assistance with regard to the accumulation and compilation of Carpatsky's accounting records and consolidated financial statements for the periods commencing January 1, 1996 and ending December 31, 2000. The services provided by Pease will be billed at agreed rates as provided in the agreement, plus out-of-pocket expenses, only in the event the contemplated merger between Pease and Carpatsky fails to close for any reason. This amount would be due separately from any amount that may be due by either party pursuant to the terms of the merger agreement should the contemplated transaction fail to occur. As of March 31, 2000, Carpatsky owed approximately $75,000 under this agreement if the merger does not close, and is expected to owe us $85,000 to $90,000 on September 30, 2000 if the merger does not close.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                       CERTAIN BENEFICIAL OWNERS OF PEASE

     The following table sets forth certain information regarding the beneficial ownership of our common stock and preferred stock, as of July 31, 2000, by each of our directors, officers and nominees and each person or entity who we know owns beneficially more than 5% of our outstanding common stock or preferred stock. Unless otherwise indicated, all shares are owned directly, and each owner has sole voting and investment power with respect to the shares.


             Name and Address                          Amount and Nature
            of Beneficial Owner                     of Beneficial Ownership    Percent of Class(12)
            -------------------                     -----------------------    -------------------
Officers and Directors:
    Steven Allen Antry ........................        60,496 Shares(1)                3.39%
    Patrick J. Duncan .........................        36,564 Shares(2)                2.07%
    Stephen L. Fischer ........................        30,115 Shares(3)                1.72%
    Homer C. Osborne ..........................        14,657 Shares(4)                0.84%
    James C. Ruane ............................        31,761 Shares(5)                1.83%
    Clemons F. Walker .........................        31,357 Shares(6)                1.80%
    J.P. Bryan(15) ............................            --                          --
    Douglas G. Manner(15) .....................            --                          --
    Dr. Jack Birks ............................            --                          --
    B. Dee Davis ..............................            --                          --
    All Officers and Directors as .............       204,950 Shares(7)               10.99%
       a group (10 persons)
Our 5% Shareholders:
Kayne Anderson, et al .........................     4,984,820 Shares(8)               74.22%
    1800 Avenue of the Stars
    Second Floor
    Los Angeles, CA 90067
State Street, et al ...........................     3,350,971 Shares(9)               65.93%
    Chase/Chemical Bank
    A/C State Street Bank & Trust Co.
    4 New York Plaza
    Ground Floor/Receive Window
    New York, NY 10004
Howard Amster IRA .............................        83,744 Shares(10)               4.62%
    111 East Kilbourn Ave .....................
    Milwaukee, WI 53202
The Madav IX Foundation .......................       167,549 Shares(11)               8.82%
    1750 Euclid Avenue
    Cleveland, OH 44115
Ramat Securities, Ltd. ........................        27,227 Shares(12)               1.55%
    23811 Chagrin Blvd., Suite 200
    Beachwood, OH 44122
Tamar Securities, Inc. ........................       251,323 Shares(13)              12.68%
    23811 Chagrin Blvd., Suite 200
    Beachwood, OH 44122
Security Ownership of Series B ................     8,865,664 Shares(14)              83.66%(13)
    Preferred Shareholders
    as a Group (10 Entities)

---------------------

(1) Includes 8,100 shares that are owned directly by Mr. Antry, 750 shares underlying presently exercisable options, 6,146 shares underlying presently exercisable warrants and 45,500 shares underlying presently exercisable warrants that are held by Mr. Antry's wife.

(2) Includes 1,564 shares owned directly by Mr. Duncan, 35,000 shares underlying presently exercisable options.

(3) Includes 8,295 shares owned directly by Mr. Fischer, 400 shares owned by his wife, 750 shares underlying presently exercisable options and 20,670 shares underlying presently exercisable warrants.

(4) Includes 10,376 shares owned directly by Mr. Osborne and 4,281 shares underlying presently exercisable options.

(5) Includes 26,597 shares owned directly by Mr. Ruane, 456 shares held by Mr. Ruane as trustee for two trusts over which shares Mr. Ruane may be deemed to have shared voting and investment power, 1,225 shares underlying presently exercisable warrants and 3,483 shares underlying presently exercisable options.

(6) Includes 16,335 shares owned directly by Mr. Walker, 14,272 shares underlying presently exercisable warrants and 750 shares underlying presently exercisable options.

(7) Includes 72,123 shares owned, directly or indirectly, 45,014 shares underlying presently exercisable options and 87,813 shares underlying presently exercisable warrants.

(8) Represents shares of common stock which have been or will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky. The preferred stock is held by four entities which are effectively controlled by Kayne Anderson Investment Management, Inc., a Nevada corporation, which is a registered investment advisor. The entities which directly own the stock are Arbco Associates, L.P., Kayne Anderson Non-Tradition Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P.

(9) Represents shares of common stock which will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky. The preferred stock is held by two entities, Marine Crew & Co. and Sandpiper & Co. that are effectively controlled by State Street Research and Management Company, a registered investment advisor to two large unaffiliated institutional investors.

(10) Represents shares of common stock which will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky.

(11) Represents shares of common stock which will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky.

(12) Represents shares of common stock which will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky.

(13) Represents shares of common stock which will be issued in exchange for outstanding series B convertible preferred stock upon consummation of the merger with Carpatsky.

(14) As of the record date, there are 80,325 shares of series B preferred outstanding. The 10 beneficial owners of the series B preferred stock have agreed to exchange all of their preferred stock for an aggregate 8,865,665 shares of common stock. As of the record date, 25,503 shares of preferred stock have been exchanged for 2,136,496 shares of common stock. We are presently authorized to issue up to 4.0 million shares of common stock, an insufficient number of authorized shares for exchange of the outstanding series B preferred stock into common stock. Prior to, or concurrently with, the closing of the merger, the currently outstanding 80,325 shares of preferred stock will be exchanged for 6,729,168 shares of common stock.

(15) Beneficially own shares of Carpatsky that will be converted into shares of Pease in the merger. See "Security Ownership of Management and Certain Beneficial Owners of Carpatsky."

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                     CERTAIN BENEFICIAL OWNERS OF CARPATSKY

     The following table sets forth certain information regarding the beneficial ownership of Carpatsky common shares and preferred shares, its only classes of voting securities as of July 31, 2000, by each of Carpatsky's directors and officers, and each person or entity who is known to Carpatsky to beneficially own more than 5% of the outstanding common shares or preferred shares. Unless otherwise indicated, all shares are owned directly and each owner has sole voting and investment power with respect to the shares.


               Name and Address                             Common             Preferred                   Percent
            Of Officer or Director                          Shares               Shares                  of Class(1)
            ----------------------                          ------             ---------                 ----------
Officers and Directors:
     J. P. Bryan(2) ...................................   13,605,528               --                       7.58%
     Douglas G. Manner(3) .............................   18,037,283           95,450,000(4)               60.80%
     Dr. Jack Birks ...................................       --                   --
     Robert J. Bensh ..................................       --                   --
     Cliff M. West ....................................       --                   --
     James D. Thomson .................................      100,000               --                       0.06%
David A. Melman .......................................    3,310,833(5)            --                       1.91%
     Aaron Engen ......................................       --                   --
     David F. Phillips ................................       --                   --                        --
     John Sparks ......................................       --                   --                        --
     All Officers and Directors as a group ............   35,053,644           95,450,000(4)               67.54%
        (10 persons)
5% Shareholders:
Bellwether Exploration Co. ............................    8,037,283(6)        95,450,000(4)               60.80%
     1331 Lamar, Suite 1450
     Houston, Texas 77010
Carpe Fund ............................................    8,976,000(7)            --                       5.12%
     127 Peachtree St., Ste. 1551
     Atlanta, Georgia 30303
Green Acres Enterprises, Inc. .........................    9,011,186(8)            --                       5.13%
     7/F California Entertainment Bldg
     34-36 D'Aguilar Street, Central
     Hong Kong, PRC
Torch Energy Advisors Incorporated ....................   13,605,528(9)            --                       7.58%
     1221 Lamar, Ste. 1600
     Houston, Texas 77010
     Attention: B. D. Davis, Jr.

--------------------

(1) Preferred stock and common shares vote together as a single class. Accordingly, the percentages shown represent the percent of the total voting shares outstanding, which consists of the sum of both the 77,728,263 outstanding shares and the 95,450,000 outstanding preferred shares, or 173,178,263 total voting shares.

(2) Includes 7,397,720 common shares and 6,207,808 shares underlying presently exercisable warrants beneficially owned by Torch Energy Advisors Incorporated. Mr. Bryan disclaims beneficial ownership of these shares. Mr. Bryan is Senior Managing Director, and a holder of 120,920 shares of common stock, representing a 23% ownership interest on a fully diluted basis, of Torch Acquisition Company, the parent corporation of Torch Energy Advisors.

(3) Includes 4,569,987 common shares, 13,467,296 shares underlying presently exercisable warrants and 95,450,000 preferred shares beneficially owned by Bellwether Exploration Company. Mr. Manner disclaims beneficial ownership of these shares. Mr. Manner is President, Chief Executive Officer and a director of Bellwether.

(4)  The preferred stock may be converted into 50,000,000 common shares.

(5)  Includes 357,500 shares underlying a presently exercisable warrant

(6) Includes 4,569,987 common shares and 13,467,296 shares underlying presently exercisable warrants.

(7)  Includes 2,000,000 shares underlying presently exercisable warrants.

(8)  Includes 2,529,586 shares underlying presently exercisable warrants.

(9)  Includes 6,207,808 shares underlying presently exercisable warrants.


                        DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

     The following table sets forth the names, ages and position of the persons who will serve as our directors and executive officers following the merger. Directors serve three year terms and until their successors are elected. Each year shareholders elect one class of directors. Executive officers serve terms of one year or until their death, resignation or removal by the board of directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.


     Our directors and executive will be:



Name                    Age            Position With Radiant Energy
----                    ---      --------------------------------------------
J. P. Bryan              60      Chairman and Director Nominee (Term
                                 Expires 2003)
Douglas G. Manner        45      Chief Executive Officer, President and Director
                                 Nominee (Term Expires 2003)
Dr. Jack Birks           80      Director Nominee (Term Expires 2002)
Patrick J. Duncan        37      Director Nominee (Term Expires 2002)
B. Dee Davis             47      Director Nominee (Term Expires 2001)
Robert J. Bensh          33      Executive Vice President and Chief
                                 Operating Officer
Cliff M. West            60      Vice President and Assistant Secretary

     J. P. Bryan. Mr. Bryan has been Senior Managing Director of Torch Energy Advisors Incorporated since October 1988. He was also Chairman of the Board and Chief Executive Officer of Torch and its predecessor from January 1985 to May 1997. Mr. Bryan has been Chairman of the Board of Bellwether Exploration Company since August 1999 and has been a Director of Bellwether since June 1997. Mr. Bryan served as Chief Executive Officer of Bellwether Exploration Company from August 1999 until May 2000. Mr. Bryan has been a director of Carpatsky since December 1999. Mr. Bryan served as Carpatsky's Chief Executive Officer from December 1999 until June 2000. From January 1995 to February 1998, Mr. Bryan was Chief Executive Officer of Gulf Canada Resources Limited. He was Chairman of the Board of Nuevo Energy Company from March 1990 to December 1997, and was Chief Executive Officer of Nuevo from March 1990 to January 1995. Mr. Bryan is also a member of the Board of Directors of Auto Nation, Inc.

     Douglas G. Manner. Mr. Manner has been President and Chief Executive Officer of Bellwether Exploration Company since May 2000 and of Carpatsky Petroleum Inc. since June 2000. He has also been a Director of Carpatsky since June 2000. He served as Vice President and Chief Operating Officer of Gulf Canada Resources from 1997 until May 2000. Mr. Manner joined Ryder Scott Petroleum Engineers in 1981 as a Consulting Reservoir Engineer and in 1995, as Senior Vice-President, he established and operated a branch office in Calgary, Canada until 1997. Prior to joining Ryder Scott, he was an Operations Reservoir Engineer and then a District Manager at Amoco Production Company. Mr. Manner is a member of the Board of Directors of Equatorial Energy based in Calgary. Mr. Manner received a B.S. degree in Mechanical Engineering from Rice University in 1977.

     Dr. Jack Birks. Dr. Birks has been a Director of the Bellwether Exploration Company since 1988 and of Carpatsky since December 1999. He was Chairman of the Board of Midland & Scottish Resources Plc. until September 30, 1997. He is life President of British Marine Technology Limited. Dr. Birks served as Chairman of the Board of North American Gas Investment Trust Plc. from 1989 until his retirement in 1995; as Chairman of the Board of Charterhouse Petroleum Plc from 1982 to 1986; as Chairman of the Board of London American Energy Inc. from 1982 to 1988; as Vice Chairman of the Board of Petrofina (UK) Limited from 1986 to 1989; and as a Managing Director of the Board of British Petroleum Company Plc from 1978 until his retirement in March 1982. He was appointed as a Director of Gulf Indonesia Resources Limited in August 1997.

     Patrick J. Duncan. Mr. Duncan has been the President of Pease since November 1998, the Chief Financial Officer of Pease since September 1994, and the Treasurer of Pease since March 1996. Mr. Duncan was an Audit Manager with HEIN + ASSOCIATES LLP, Certified Public Accountants, from 1991 until joining Pease as Pease's Controller in April 1994. From 1988 until 1991, Mr. Duncan was an Audit Supervisor with Coopers & Lybrand, Certified Public Accounts. Mr. Duncan received a B.S. degree from the University of Wyoming in 1985.

     B. Dee Davis. Mr. Davis joined Torch Energy Advisors Incorporated in 1990 and today is the Director--International Business Development. Beginning in 1976 and until joining Torch Energy, he has served in various financial and administrative positions with privately and publicly held companies focused on the oil and gas industry. He is a graduate of the University of Texas (B.B.A., 1975) and the University of Houston (M.B.A., 1987).

     Robert J. Bensh. Mr. Bensh has served as Executive Vice President and Chief Operating Officer of Carpatsky Petroleum, Inc. since June 2000. He has served as Senior Vice President--Finance and Corporate Secretary of Bellwether Exploration Company since September 1999. He had served as Vice President--Corporate Relations and Capital Markets and Corporate Secretary since joining the company in January of 1998. Mr. Bensh was Director of Investor Relations at Torch from August 1996 until joining Bellwether in 1998. From April 1995 until August 1996, Mr. Bensh was Director of Investor Relations and Strategic Planning for Box Energy.

     Cliff M. West. Mr. West has served as Vice President and Assistant Secretary of Carpatsky Petroleum, Inc. since June 2000. He has served as Senior Vice President--Exploration and Exploitation of Bellwether since September 1999. Mr. West served as Bellwether's acting International General Manager from June 1998 until August 1999. From November 1994 until joining Bellwether in November 1997 as a geophysicist consultant, Mr. West served as Vice President of Norcen Energy Resources Limited. He served as Vice President of Norcen Explorer from 1987 to November 1994. Mr. West has over 35 years of experience in the oil and gas industry.

     In Ukraine Carpatsky currently maintains, and we will continue to maintain, an office in Kyiv staffed with ten people, all experienced oil and gas professionals. Included are petroleum engineers, economists, geologists, gas marketing administrators and support staff. The following is background information regarding the key employees in Ukraine:

     A. F. Zamulko. Mr. Zamulko, age 47, is a graduate of Ivano Frankovsr Institute of Oil and Gas and received his post graduate degree from the All Soviet Oil Institute in Moscow, Russia, specializing in the development of oil and gas fields in 1974. His entire career prior to joining Ukrcarpatoil Ltd. was spent with the Oil and Gas Institute of Ukraine managing the department in charge of the Pricarpathian oil and gas fields development. He joined Ukrcarpatoil in 1996. His duties include analyzing well log, test data, formulating development and drilling plans, calculating reserves, evaluating various reservoir characteristics and providing the technical supervision for the workover and development of the Bitkov field as well as the RC field drilling and production operations. He coordinates this work with his former colleagues, specialists at the Oil and Gas Institute.

     M. V. Dvorsky. Mr. Dvorsky, age 60, graduated from the Iyano-Frankovsk University with a degree in mechanical engineering (oil industry equipment) in 1967. Prior to joining Ukrcarpatoil in 1997 he was head of the Fuel-Energy Department of the State Shareholding Co.-Ukrresource. His primary duties are the marketing of gas and oil production from both fields. This involves locating credit worthy buyers, selling gas and monitoring collection activities for delivered gas. He also organizes and contracts transportation with Ukrtransgaz, submits documentation to the National Commission which regulates electric energy in the country and seeks approvals from NAK and other state organizations on each transaction on a monthly basis, etc.

Executive Compensation

     The summary compensation table shows certain compensation information for services rendered in all capacities to either Pease or Carpatsky during each of the last three fiscal years by each company's Chief Executive Officer and those executive officers who received salary, bonus or other compensation in excess of $100,000 during 1999. The following information for these named executive officers includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                           SUMMARY COMPENSATION TABLE

                                                  Annual Compensation                          Long-Term Compensation Awards
                                   ----------------------------------------------    ----------------------------------------------
                                                                                     Restricted      Securities
   Name and Principal                                                Other Annual       Stock        Underlying        All Other
        Position                   Year      Salary          Bonus   Compensation      Awards      Options/SARs(#)   Compensation($)
   ------------------              ----      ------          -----   ------------    ----------    --------------    --------------
J. P. Bryan                        1999         None          None       None           None              None        None
   Chairman and CEO (1)
Patrick J. Duncan                  1999    $   98,000(2)      None       None           None              None        None
   Former President and            1998    $  104,000(2)      None       None           None              None        None
   CFO of Pease(3)                 1997    $   80,000(2)   $  5,000      None           None            24,500        None
Leslie C. Texas (4)                1999    $  110,000         None       None         100,000(5)          None        None
   Former CEO and                  1998    $  107,000         None       None           None              None        None
   President of Carpatsky          1997    $   85,000         None       None           None           400,000        None

----------------------

(1) Mr. Bryan served as Carpatsky's Chief Executive Officer from December 1999 until June 2000. He did not receive any compensation.

(2) Includes $240 contributed by Pease each year to a qualified 401(k) retirement plan.

(3) Mr. Duncan was appointed by the board of directors as Pease's President to succeed Mr. Pease in October 1998. No additional amounts have been shown as Other Annual Compensation because the aggregate incremental cost to Pease for personal benefits provided to Mr. Duncan did not exceed the lesser of $50,000 or 10% of his annual salary in any given year.

(4)  Mr. Texas resigned as an officer and director in 2000.

(5) In December 1999, Mr. Texas surrendered 400,000 options, all of his outstanding options, in exchange for 100,000 Carpatsky common shares. For financial statement purposes, these shares were valued at $.10 per share.

Option Grants in the Last Fiscal Year

     There were no grants of stock options to the Named Executive Officers pursuant to Pease's or Carpatsky's Stock Option Plans during the fiscal year ended December 31, 1999.

Aggregated Option Exercises in the Last Fiscal Year and the Fiscal Year-End Option Values

     Set forth below is information with respect to the unexercised options to purchase our common stock held by named executive officers at December 31, 1999. No options were exercised during fiscal 1999.


Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values


                                                                       Number of Securities
                                                                      Underlying Unexercised        Value of Unexercised
                                                                          Options/SARs at           In-the-Money Options/
                              Shares Acquired          Value                FY-End (#)               SARs at FY-End ($)
           Name               on Exercise (#)      Realized ($)      Exercisable/Unexercisable    Exercisable/Unexercisable
--------------------------- ------------------- ------------------ ---------------------------  ---------------------------
Patrick J. Duncan                  None                None                35,000/35,000                   $0/0(1)
  President and
  Chief Financial Officer
Leslie C. Texas                    None                None                    None                        $0/0
  Former CEO and
  President of Carpatsky (2)

---------------------------

(1) The value of the unexercised In-the-Money Options was determined by multiplying the number of unexercised options (that were in other money on December 31, 1998) by the closing sales of Pease's common stock on December 31,1998 (as reported by NASDAQ) and from that total, subtracting the total exercise price. No options were in-the-money at December 31, 1998.

(2) In December 1999, all outstanding options held by officers or directors, including options held by Mr. Texas, were surrendered and canceled. See "Certain Relationships and Related Transactions."

Long Term Incentive Plan

     At this time, we do not have a long-term incentive plan for our employees, other than our stock option plan.

Employment Contract

     We reaffirmed our Employment Agreement at an annual salary of $97,500 with Patrick J. Duncan as our President and Chief Financial Officer dated December 27, 1994 by a letter agreement dated January 11, 1999. Upon termination or change of control, Pease is obligated to pay Mr. Duncan two year's salary and to repurchase all Pease stock then owned by Mr. Duncan at the higher of $25,000, Mr. Duncan's cost, or the present fair market value.

Compensation of Directors

     Our directors who are employees or otherwise receive compensation from us do not receive additional compensation for service as directors. Outside directors each receive a $2,500 annual retainer fee, $750 per meeting attended and $100 per meeting conducted via telephone conference. All fees are paid with our restricted common stock. Outside directors serving on the Executive Committee receive a cash fee for the lesser of $75 per hour or $600 per day. Effective August 31, 1999 we issued a total of 42,700 shares of common stock to our non-employee directors as compensation for service through the date of issuance. The number of shares issued was determined as a predetermined amount for each meeting attended, which amount was then divided by the reported market price for our common stock as of the date of the meeting.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH PEASE

Transactions with Beta Capital Group, Inc.

     In March 1996 we entered into a three-year consulting agreement with Beta Capital Group, Inc. ("Beta"). Beta's president, Steve A. Antry, has been a director of Pease since August 1996. The consulting agreement with Beta provides for minimum monthly cash payments of $17,500 plus reimbursement for out-of-pocket expenses. We also agreed to pay Beta additional fees, as defined in the agreement, that are based on a percentage of the gross proceeds generated from any public financing, private financing or from any warrants that are exercised during the term of the agreement. The following is a summary of amounts we paid Beta, or its agents, during the term of the agreement:

                                                                    1998           1997         1996           Total
                                                                    ----           ----         ----           -----
Monthly consulting fees....................................... $   210,000    $   210,000   $  162,500    $   582,500
Reimbursement of out-of-pocket expenses.......................      37,123        167,236       94,700        299,059
Fees related to funds generated from private placements.......        --          320,933      163,000        483,933
Fees related to funds generated from warrant exercises........        --          273,855        4,506        278,361
                                                                ----------     ----------    ---------     ----------
    Total..................................................... $   247,123    $   972,024   $  424,706    $ 1,643,853
                                                                ==========     ==========    =========     ==========

     In addition to the cash compensation, in 1996 we granted Beta warrants to purchase 100,000 shares of our common stock for $7.50 per share. For financial reporting purposes, these warrants were valued at $294,000. Beta subsequently assigned 40,000 of those warrants to other parties, including 10,000 to a Richard Houlihan, a former director of Pease and 20,670 to Stephen Fischer, a current director of Pease (Fischer is also a principal of Beta). In March 1997, Pease granted Beta warrants to purchase an additional 10,000 shares of Pease's common stock at $37.50 per share. For financial statement reporting purposes, those warrants were valued at $60,000. All the warrants granted Beta expire in April 2001.

Transactions with Other Directors During the Last Fiscal Year

         In July 1998 our board of directors established an Executive Committee designed to manage the significant aspects of Pease's business on a committee basis. William F. Warnick, a director, was elected as Chairman of the Committee. In exchange for his services in 1998, Mr. Warnick received cash compensation of $44,010 plus $17,966 for reimbursement of out-of-pocket expenses. Payments to Mr. Warnick totaled $23,857 in 1999.

         In July 1997, we acquired a 0.1% overriding royalty interest in the East Bayou Sorrel Field from an entity that Homer Osborne, a director, was a principal. The interest was acquired for $50,000, consisting of $40,000 cash and 315 shares of our common stock valued at $10,000. Mr. Osborne received all of the common stock and $7,000 cash in the transaction.

Transactions with Former Officers

         Effective January 1, 1998, J. N. Burkhalter resigned as our V.P. of Engineering and Production in light of the anticipated sale of the Rocky Mountain assets. In connection with this resignation, we entered into a Retirement, Severance and Termination of Employment Agreement with Mr. Burkhalter that provided for total severance of $138,050. The severance consisted of office equipment and one vehicle valued at $5,850 and a cash obligation of $132,200, paid in monthly installments through August 2000.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH CARPATSKY

Transactions with Directors

         Commencing in early 1996 Fred Hofheinz, who was then a director of Carpatsky, extended a series of loans to Carpatsky and made payments directly to creditors of Carpatsky. The loan balance reached $637,368 in December 1997 and was repaid from time to time as funds were made available to Carpatsky. Mr. Hofheinz resigned as a director on November 30, 1999 and all amounts due to him have been repaid.

         Effective September 30, 1999 Clive Richards, a director of Carpatsky, exchanged a debenture in the amount of $308,100 for:

     o    2,464,800 common shares;
     o a warrant to acquire 535,934 shares of common shares at U.S.$.20 per share on or before December 31, 2000; and
     o as additional consideration, existing warrants to acquire 1,040,000 common shares were modified to extend the expiration date to December 31, 2000 and reduce the exercise price from U.S.$.25 to U.S.$.20.

The terms of this exchange were the same as those offered to all holders of Carpatsky's Series 1 Debentures, pursuant to which $780,000 of the $1 million of principal value of outstanding debentures were converted into an aggregate of 7,394,400 common shares and warrants to purchase up to 3,900,000 additional common shares. Mr. Richards resigned as a director on December 30, 1999 in connection with the Bellwether transaction.

         Effective September 30, 1999, Torch Energy Advisors Incorporated, to which Carpatsky owed $1,391,368, including accrued interest under a convertible loan, accepted Carpatsky's offer to reduce the conversion price in the loan agreement from $.20 to $.125 per share and the loan was converted into 11,130,944 shares of common shares. In connection with the guarantee of $500,000 of Torch's loan to Carpatsky and a payment thereon, Torch assigned 4,533,224 shares of common stock to Bellwether. At that same time, Torch received 800,000 shares of common stock in payment of $100,000 in fees incurred for financial and administrative services performed by Torch for Carpatsky over an 18 month period. Torch holds 9.5% of Carpatsky's common shares and, Carpatsky committed to add B. Dee Davis, Jr., to its board of directors as a representative of Torch. As additional consideration for conversion of the debt, Carpatsky issued a warrant entitling Torch to purchase 2,375,104 shares of common shares at $.20 per share on or before December 31, 2000. Torch assigned a warrant to acquire 967,296 of those shares to Bellwether.

         In the year ended December 31, 1998, Carpatsky paid fees of $61,000 to the law firm of McManus and Thompson, of which Mr. Thompson, a director of Carpatsky, is a senior partner.

         On September 17, 1999, Messrs. Fred Hofheinz, Leslie C. Texas, Andrew Burges and Larry Braun, then all directors of Carpatsky, purchased 583,334, 583,334, 1,000,000, and 1,000,000 shares of common shares respectively, in Carpatsky's private placement at $0.075 per share. On September 30, 1999, Messrs. Hofheinz and Texas, directors of Carpatsky, each purchased 1,583,333 shares of common shares at $0.075 per share to complete the private placement described above. The shares received are restricted from re-sale for a period of one year.

         Upon completion of the private placement in 1999, David Melman received a fee, computed in accordance with Canadian Venture Exchange guidelines, of 953,333 shares of common shares and warrants to purchase 357,500 shares of common shares at $0.20 per share expiring on December 31, 2000. At that same time the board of directors of Carpatsky (1) elected Mr. Melman as Executive Vice President/Chief Corporate Officer, (2) awarded Mr. Melman cash compensation of $72,500 in recognition of his services in arranging debt to equity exchanges and conversions of which $20,000 has been paid and (3) committed to issue to 2 million shares of Carpatsky common shares to Mr. Melman upon completion of the merger with Pease. Subsequently, and with approval of the Canadian Venture Exchange, Carpatsky issued these shares to Mr. Melman in connection with the Bellwether transaction.

         In December 1999, Carpatsky, with the consent of the option holders, canceled options to purchase up to 1,422,224 common shares held by Clive Richards, Andrew Burgess, Larry Braun, Jim Thomson, Fred Hofheinz and Les Texas, each of whom is a present or former director, and issued 100,000 shares each to the six persons.

         In December 1999, Bellwether Exploration Company purchased 95.45 million shares of a newly issued class of Carpatsky preferred shares and warrants to purchase 12.5 million Carpatsky common shares for one year at an exercise price of U.S.$.20 per share. The purchase price for the preferred shares and warrants was U.S.$4.0 million. The preferred shares are convertible into 50 million common shares of Carpatsky. The preferred shares vote as a class with the common shares of Carpatsky on all matters submitted to shareholders, including the election of directors. The preferred shares issued to Bellwether constitute a majority of the total number of votes which may be cast by shareholders. Therefore, Bellwether will control all matters voted on by Carpatsky shareholders which require a majority vote, and will be able to veto any other matters voted on by Carpatsky's shareholders. Mr. J.P. Bryan and Dr. Jack Birks, both of whom are members of Bellwether's board of directors, were appointed to Carpatsky's board of directors in connection with the purchase of preferred stock by Bellwether. Additionally, three Canadian residents were appointed by Bellwether as temporary members of Carpatsky's board of directors to comply with applicable law which requires that a majority of the directors of an Alberta corporation be residents of Canada. Mr. Bryan also was elected Carpatsky's Chief Executive Officer.

         In the re-domestication and merger, the Bellwether preferred shares will be converted into 102.41 million shares of Radiant Energy preferred stock. This preferred stock will vote as a class with our common stock, and will entitle Bellwether to cast a majority of the votes submitted to Radiant Energy shareholders, including the election of directors. Bellwether will therefore control all matters voted on by our shareholders after the merger.

         In addition, Messrs. Bryan, Manner and Davis and Dr. Birks will become members of our board of directors and Mr.Manner will be our chief executive officer following completion of the merger.

                          DESCRIPTION OF CAPITAL STOCK

     We are presently authorized to issue 4,000,000 shares of $0.10 par value common stock and 830,000 shares of preferred stock, $0.01 par value of which 145,300 shares are designated as Series B 5% PIK Cumulative Convertible Preferred Stock, and 684,700 shares are undesignated. As of the date of this proxy statement and prospectus there were outstanding 3,867,894 shares of common stock, warrants to purchase up to 213,532 shares of common stock, 80,325 shares of Series B preferred and options to purchase up to 42,514 shares of common stock.

     Following the merger and adoption of the amended and restated articles of incorporation, we will be authorized to issue 150,000,000 shares of common stock, of which approximately 55.4 million shares will be issued and outstanding and 200,000,000 shares of undesignated preferred stock of which 102.41 million share will be designated as class A preferred and will be outstanding and held by Bellwether.

Common Stock

     Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Except as may be required by applicable law, holders of common stock will not vote separately as a class, but will vote together with the holders of other classes of capital stock. There is no right to cumulate votes in the election of directors. A majority of the issued and outstanding common stock is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the articles of incorporation.

     Holders of shares of common stock are entitled to receive dividends, if, as, and when declared by the board of directors out of available funds, after payment of dividends required to be paid on outstanding shares of preferred stock. Upon liquidation, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of preferred stock. Holders of our common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. The outstanding shares of common stock are and all shares of common stock issued in the merger and the exchange will be, fully paid and nonassessable.

Preferred Stock

     The board of directors has the power, and will have the power under the amended and restated articles of incorporation, without further action by the holders of the common stock, to designate the relative rights and preferences of our preferred stock. Such rights, privileges and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock. The board previously designated the Series B preferred, all of which will be exchanged and retired upon completion of the merger.

     Additional classes of preferred stock may be designated and issued from time to time in one or more series with such designations, voting powers or other preferences and other rights or qualifications as are determined by resolution of our board of directors. The board of directors of Pease has designated the class A preferred stock which will be issued to Bellwether in the merger, once the amended and restated articles of incorporation are filed and become effective.

Series B 5% PIK Convertible Preferred Stock

         We designated 145,300 shares of series B preferred in 1997. There are 80,325 shares issued and the balance are reserved for issuance as payment in kind (PIK) dividends on outstanding series B preferred. The series B preferred is entitled to a dividend of $2.50 per year, payable quarterly, which amount may be paid, at our election, in cash or in kind. Each share issued as a PIK dividend is valued at $50. The dividend is cumulative to the date of payment. The series B preferred has a liquidation preference equal to $50 per share plus any unpaid dividends.

         The series B preferred is convertible at the option of a holder into a number of shares of our common stock determined by dividing the liquidation preference by the conversion price in effect at the time of conversion. The effective conversion price at the time of any conversion is the lowest reported public sales price for our common stock during the five trading days prior to receipt of a notice of conversion from a holder, reduced by a discount of 25%. The outstanding series B preferred would be convertible into approximately 25,197,143 shares of our common stock as of December 31, 1999, using the reported sales price for our common stock on that date.

         The series B preferred is non-voting and must be redeemed by us on December 31, 2002 at a price equal to the liquidation preference. We may require holders of all outstanding series B preferred to convert their shares into our common stock at any time in accordance with the above provisions relating to conversion.

         Upon a decision by a holder to convert series B preferred into our common stock at a time when the average last sale price for common stock for the 20 trading days prior to conversion is lower than $1.75, we will have the option to repurchase the preferred stock being converted. Upon such election, the repurchase price would be $62.50 per share of series B preferred subject to anti-dilution adjustments plus any accumulated unpaid dividends through the date of repurchase.

         Pursuant to the terms of the exchange agreements, the holders of the series B preferred have agreed that dividends will not cumulate or be paid through the completion of the merger and that the holders will exchange their shares of series B preferred for an aggregate of 8,865,665 shares of our common stock. Holders of series B preferred have already exchanged 25,503 shares of series B preferred for our common stock under these agreements. The 80,325 shares of series B preferred currently outstanding will be exchanged for 6,729,168 shares of our common stock at or before the effective time of the merger. After the exchange, there will be no series B preferred outstanding and we will retire all the stock of the class. Our series B preferred stock is fully paid and nonassessable.

Class A Preferred Stock

         In the merger, we will issue 102,410,000 shares of our newly created and designated class A preferred stock to Bellwether.

         We will pay dividends on the class A preferred stock on an as converted basis. This means that if we declare a dividend to our common shareholders, we will declare a dividend to the holders of preferred stock equal to the amount they would have been entitled to receive if they had converted their preferred stock.

         Holders of the class A preferred stock will vote as a class with the holders of our common stock on all matters submitted to our shareholders. Each holder will be entitled to one vote for each share of preferred stock owned. Because there are more shares of preferred stock outstanding than common stock, the holders of preferred stock will control all matters submitted to our shareholders. If we issue additional shares of common stock, we are obligated to issue, as a dividend to holders of preferred stock, the same number of shares of preferred stock. Therefore, the holders of the preferred stock will have the right to vote a majority of the votes on matters submitted to shareholders. We have agreed not to issue capital stock with voting rights other than our common stock and the class A preferred stock.

         The preferred stock is convertible into common stock. Initially, the preferred stock will be convertible into 28,920,984 shares of our common stock, representing approximately 34.25% of our shares of common stock if all of our outstanding convertible securities, options and warrants were converted into common stock. The number of shares of common stock to be received upon conversion of the preferred stock will be adjusted if

     o    we split or recombine our common stock;
     o we issue shares of our common stock or shares convertible into our common stock at less than the market price of the stock; or
     o    we merge or consolidate with another entity.

         The preferred stock may be converted only if a majority of the holders of preferred stock agree to convert their shares. If a majority elect to convert their shares, all shares of preferred stock must be converted. In addition, the preferred stock automatically converts into common stock on December 30, 2004, unless converted prior to that date. Bellwether will hold all of the outstanding preferred stock following the merger.

         If we dissolve, the holders of preferred stock are entitled to a nominal preference payment, and then they will participate in the liquidating distribution on an as converted basis. When issued in exchange for Carpatsky preferred shares, the class A preferred stock will be fully paid and nonassessable.

Certain Provisions of the Articles of Incorporation, Bylaws and Nevada Law

         Our board of directors will have the authority to issue shares of new classes of preferred stock and to determine the rights, preferences, privileges, designations and limitations of any preferred stock it may issue, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption and other terms or conditions. This authority could make it more difficult for a person to engage in, or discourage a person from engaging in, a change in control transaction without the cooperation of management of.

         Our amended and restated articles of incorporation contain a provision, authorized under Nevada law, which limits the liability of our directors or officers for monetary damages for breach of fiduciary duty as an officer or director other than for intentional misconduct, fraud, a knowing violation of law or for payment of a dividend in violation of Nevada law. Such provision limits recourse for money damages which might otherwise be available to us or our shareholders for negligence by individuals while acting as officers or directors. Although this provision would not prohibit injunctive or similar actions against directors or officers, the practical effect of such relief would be limited.

         Our amended and restated articles of incorporation and our bylaws also contain provisions requiring us to indemnify officers and directors to the fullest extent of Nevada law.

         The merger agreement provides that we will, from and after the effective date of the merger, indemnify, defend and hold harmless the present and former officers, directors, employees and agents of Carpatsky and of Pease in respect of acts or omissions occurring on or before the effective date of the merger. Such indemnification is to to the full extent we are permitted under Nevada law, our amended and restated articles of incorporation, Carpatsky's articles of incorporation, Carpatsky's bylaws or any indemnification agreement to which Carpatsky is a party, in each case as in effect on the date of the merger agreement.

Anti-Takeover Statutes

     Nevada law contains two provisions, described below, that would make more difficult the accomplishment of unsolicited or hostile takeover transactions.

     Restrictions on Certain Combinations Between Nevada Resident Corporations and Interested Shareholders. Nevada law includes provisions prohibiting business combinations, generally including certain mergers, disposition of assets transactions and share issuance or transfer transactions, between a resident domestic corporation and a beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation, except those which are approved by the board of directors before the interested shareholder first obtained a 10% interest in the corporation's stock. These combination provisions apply unless the corporation elects against their application in its articles of incorporation or bylaws. Our amended and restated articles of incorporation contain a provision electing not to be covered by these combination provisions of Nevada law.

     Nevada Control Share Act. Nevada law also imposes procedural hurdles on greenmail practices of corporate raiders. These provisions of Nevada law temporarily disenfranchise the voting power of control shares of a person or group purchasing a controlling interest in a corporation not opting out of these provisions of Nevada law. In this regard, the control share provisions will apply to a corporation unless, before an acquisition is made, the articles of incorporation or bylaws in effect to the 10th day following the acquisition of a controlling interest provide that it is inapplicable. Our amended and restated articles of incorporation currently contain a provision electing not to be covered by the Nevada Control Share Act.

Transfer Agent and Registrar

     Computershare Trust Company, Inc., Denver, Colorado, 80201, serves as the transfer agent and registrar for our common stock and will be the transfer agent for Radiant Energy common stock. Radiant Energy will act as the initial transfer agent for the Radiant Energy preferred stock.


             COMPARISON OF RIGHTS OF HOLDERS OF CARPATSKY, PEASE AND
                           RADIANT ENERGY COMMON STOCK

     The following is a summary of the material differences between the rights of holders of Carpatsky common shares and the rights of holders of common shares of Pease prior to the merger and of Radiant Energy following the merger. Carpatsky is organized under the laws of the province of Alberta, Canada and Pease presently is, and Radiant Energy will be, organized under the laws of the state of Nevada. As a result, there are differences between the respective state laws and various provisions in their respective corporate charters and bylaws. Upon completion of the merger, holders of Carpatsky common shares will become shareholders of Radiant Energy (except to the extent any such holders may be compensated through the exercise of appraisal rights), at which time their rights will be governed by Nevada law, the amended and restated articles of incorporation of Radiant Energy and the Radiant Energy bylaws. The bylaws of Pease before the merger will be the bylaws of Radiant Energy following the merger. Unless otherwise specified, the articles of incorporation and bylaws of Radiant Energy after the merger will contain identical provisions to the articles of incorporation and bylaws of Pease prior to the merger.

     This summary is not intended to be an exhaustive or detailed description of the provisions discussed. The summary is qualified in its entirety by reference to the Nevada General Corporation Law and the Business Corporations Act (Alberta). See "Description of Capital Stock" for a summary of a number of other rights relating to Radiant Energy common and preferred stock.

     The material differences that affect the rights and interests of shareholders of Carpatsky and Pease are as follows:

     Authorized capital stock

     The authorized capital stock of Pease presently is 4,000,000 shares of common stock, par value $0.10 per share, and 830,000 shares of preferred stock, par value $0.01 per share, of which 145,300 have been designated as Series B 5% PIK Convertible Preferred Stock. Under the amended and restated articles of incorporation of Radiant Energy, the authorized capital stock will be 150,000,000 shares of common stock, par value $0.001 per share and 200,000,000 shares of preferred stock without par value.

     Carpatsky is authorized to issue an unlimited number of common and preferred shares without par value.

     Number of directors

     Under Nevada law, a corporation's board of directors consists of at least one person, and the number of directors must be set forth in either the bylaws or the articles of incorporation and may be either a fixed or variable number. The articles of incorporation for Pease presently specify that there should be no fewer than three nor more than eleven directors, as fixed in the bylaws. Pease presently has eight directors and one vacancy. The amended and restated articles of incorporation for Radiant Energy provide that there shall be no fewer than five nor more than eleven directors.

     Under the law of Alberta, a corporation's board of directors consists of at least one person and the number of directors must be set forth in the articles of incorporation and may be either a fixed or variable number. Under the law of Alberta, a corporation that has distributed securities to the public must have at least three directors, at least two of whom are neither officers nor employees of the corporation or its affiliates. Carpatsky presently has seven directors.

     Classified board

     Nevada law provides that the board may be divided into classes provided that at least one-fourth of the total number of directors is elected at each annual meeting of shareholders. Furthermore, under Nevada law, the articles of incorporation may provide that individual directors or classes of directors may have voting power that is greater than or less than the other directors or classes of directors. Pease's articles provide that the directors, other than directors who may be elected by the holders of any outstanding series of preferred stock, shall be classified into three classes, as nearly equal in number as possible. Each class will be elected for a term expiring in the third year after election, and each will have equal voting power. As a result of the classification, holders of Radiant Energy common stock will, in the future, elect approximately one-third of the directors at each annual meeting of shareholders for a three year term.

     Alberta law permits the articles of incorporation to provide for the election of directors for terms expiring not later than the close of the third annual meeting of shareholders following their election and for the election of directors by creditors or employees of the corporation or by a class or classes of those creditors or employees. The articles of Carpatsky do not proved for a classified board; therefore, directors are elected annually.

     Vacancies on the board.

     Nevada law and Pease's bylaws provide that vacancies, including those caused by newly-created directorships, may be filled by a majority of the remaining directors then in office, even if the remaining directors do not constitute a quorum.

         Under the law of Alberta, a quorum of directors may fill a vacancy among the directors, except for vacancies resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office must promptly call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

         Removal of directors

         Nevada law provides that any director or the entire board may be removed, with or without cause, by the holders of a two-thirds majority of the shares then entitled to vote at an election of directors. However, if the holders of a class or series of shares are entitled to elect a director, then removal is by two-thirds vote of that class.

         Pease's articles of incorporation provide that, subject to the rights, if any, of any series of outstanding preferred stock to elect directors and to remove any director whom the holders of such stock have the right to elect, any director may be removed from office only for cause. The term cause with respect to the removal of any director shall mean:

     o conviction of a felony or plea of nolo contendere after a charge of felony;
     o declaration of unsound mind by an order of a court of competent jurisdiction;
     o    gross dereliction of duty;
     o    commission of action involving moral turpitude; or
     o commission of an action which constitutes intentional misconduct or a knowing violation of laws, if such action in either event results in a material injury to the corporation.

         Alberta law provides that any director or the entire board may be removed, with or without cause, by a majority of the votes cast by shareholders at a special meeting of shareholders.

         Action by written consent of shareholders

         Nevada law provides that any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted, sign a written consent setting forth the action taken. Under Alberta law, shareholders may pass a resolution without a meeting, without prior notice and without a vote, if all the shareholders entitled to vote on that resolution sign a resolution in writing.

         Special meeting of shareholders

         Nevada law does not have a separate provision for the calling of a special meeting. Special meetings are called in accordance with the bylaws of the company or the requirements of a specific provision of Nevada law. Pease's bylaws provide that a special meeting of shareholders may be called for any purpose by either:

     o    the chairman of the board, the president or Pease's board of director;
          or
     o the president or secretary upon written request of either a majority of the directors or shareholders holding at least 10% of the issued and outstanding shares entitled to vote.

         Alberta law provides that the board of directors may at any time call a special meeting of shareholders. In addition, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting may request that the directors call a meeting of shareholders. On receiving the request, the directors must, except in limited circumstances, call a meeting of shareholders within 21 days. Meetings of shareholders may also be called by the Court of Queen's Bench of Alberta for any reason that the court thinks fit.

         Amendment of articles

         Under Nevada law, a corporation's board and its shareholders may amend the corporation's articles of incorporation if the board of directors recommends the amendment and the holders of at least a majority of shares of stock entitled to vote approve the amendment.

         Alberta law provides that a corporation's articles of incorporation may be amended if the amendment is approved by not less than two-thirds of the votes cast by the shareholders who voted. Where classes of shareholders are entitled to vote separately, the amendment must be approved by each class.

         Adoption, amendment or repeal of bylaws

         Nevada law and the articles of incorporation of Pease authorize the directors to adopt, amend and repeal the bylaws, subject to bylaws, if any, adopted by shareholders.

         Alberta law provides that directors may make, amend and repeal bylaws. All such bylaw amendments must be submitted to shareholders at the next annual meeting and the shareholders may confirm, reject or amend the submitted bylaw. An amendment of the bylaws by directors is effective from the date it is adopted by the directors until it is submitted to the shareholders. If confirmed by the shareholders, the bylaw continues in effect in the form in which it is so confirmed. If a bylaw is rejected by the shareholders, or if the directors do not submit an amendment to the bylaws to the shareholders as required, the bylaw ceases to be effective and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect is effective until it is approved by the shareholders.

         Notice of shareholder proposals and nomination of directors

         Neither Nevada law nor the articles of incorporation or bylaws of Pease limit the right of a shareholder to bring business before an annual meeting of shareholders or make nominations of directors at shareholder meetings.

         Alberta law does not limit the right of shareholders to make nominations of directors; however, the right of a shareholder to bring business before a meeting is severely restricted if notice of the business was not given to all shareholders. Alberta law prescribes a procedure for shareholders to give notice to the corporation of any matter that he proposes to raise at an annual meeting of shareholders. Except in limited circumstances, where a notice is given, the corporation must disclose in its proxy material a description of the matter proposed to be raised and permit the shareholder to discuss the matter at the meeting.

         Voting rights in connection with certain business combinations

         Under Nevada law a merger agreement, consolidation or disposition of all or substantially all of a corporation's assets must be adopted by a resolution of the board and approved by the holders of a majority of the outstanding voting stock. Under Alberta law a statutory amalgamation or a disposition of all or substantially all of the corporation's assets must be approved by a majority of not less than 2/3rds of the votes cast by the shareholders who voted.

         Nevada law includes provisions relating to the acquisition of a controlling interest and combinations with interested shareholders. These provisions would apply to and limit transactions that involve a change of control or a transaction with a shareholder which acquired a controlling interest within the last three years, unless the board of directors consents to the transaction. The articles of incorporation of Pease elect not to be subject to the provisions limiting certain transactions with interested shareholders. Neither Alberta law nor the articles of Carpatsky contain comparable provisions.

         Appraisal Rights

         Under Nevada law, a shareholder is entitled to obtain payment of the fair value of his shares:

          o in the event of a merger requiring approval by shareholders when the holder is entitled to vote on the merger;
          o if the corporation is a subsidiary corporation, upon the merger with its corporate parent; or
          o if the corporation is party to a plan of exchange that the shareholder is entitled to vote on, if the shareholders' interest in the corporation will be acquired.

         However, a shareholder's right to dissent and obtain payment for his shares is limited. Holders of securities listed on a national exchange, included in the national market system by the NASD or held by at least 2,000 holders of record are not entitled to appraisal rights unless the articles of incorporation of the corporation issuing the shares provide otherwise or the holders of the shares are required under the plan of merger or exchange to accept for the shares anything except cash and/or owner's interests of:

          o    the surviving or acquiring entity; or
          o any other entity which, at the effective date of the merger, was either listed on a national securities exchange, included in the national market system by the NASD, or held of record by at least 2,000 holders.

         Under Alberta law, a holder of shares of any class of stock of a corporation is entitled to dissent if the corporation resolves to:

          o amend its articles to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;
          o amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may conduct;
          o amalgamate with a corporation other than a wholly owned subsidiary;
          o    be continued under the laws of another jurisdiction; or
          o    sell lease or exchange all or substantially all its property.

In addition, holders of shares of a particular class that are entitled to vote separately as a class on an amendment to the articles that changes the terms of or affect the priority of such shares are entitled to dissent.

         Limitation of personal liability of directors

         Our amended and restated articles of incorporation contain a provision, authorized under Nevada law, which limits the liability of our directors or officers for monetary damages for breach of fiduciary duty as an officer or director. The limitation of liability does not apply if the breach involved intentional misconduct, fraud, a knowing violation of law or payment of a dividend in violation of Nevada law. Such provision limits recourse for money damages which might otherwise be available to us or our shareholders for negligence by individuals while acting as officers or directors. Although this provision would not prohibit injunctive or similar actions against directors or officers, the practical effect of such relief would be limited.

     Alberta law includes no such right to limit personal liability or to limit personal liability by including provisions to that effect in the articles or bylaws. Accordingly, directors of Carpatsky could face responsibility or liability to the corporation or its shareholders under certain circumstances where no such liability would arise under the amended and restated articles of incorporation of Radiant Energy. Alberta law does; however, permit Carpatsky to indemnify directors and officers under conditions similar to Nevada law. Carpatsky has given its directors indemnity to the full extent permitted by Alberta law and Pease's bylaws provide for indemnity to the full extent of Nevada law.

                                 LEGAL OPINIONS

     Legal matters in connection with the merger are being passed upon for Pease by Alan W. Peryam, LLC, Denver, Colorado and for Carpatsky by Haynes and Boone, LLP, McManus and Thomson, Calgary, Alberta, Canada and Feleski Flynn, Calgary, Alberta, Canada.

                                     EXPERTS

     The consolidated financial statements of Pease at December 31, 1999, and for the years ended December 31, 1999 and 1998, included in this proxy statement and prospectus and the registration statement of which this proxy statement and prospectus is part, have been audited by HEIN + ASSOCIATES LLP, independent auditors, as set forth in their report appearing elsewhere in this proxy statement and prospectus, and in the registration statement, and are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Carpatsky at December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, included in this proxy statement and prospectus and the registration statement of which this proxy statement and prospectus is part, have been audited by HEIN + ASSOCIATES LLP, independent auditors, as set forth in their report appearing elsewhere in this proxy statement and prospectus, and in the registration statement, and are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

                                RESERVE ENGINEERS

     The estimates of net proved reserves of Pease and related future cash flows have been prepared by Netherland Sewell and are included herein in reliance on their being experts in the preparation of reserve reports. The estimates of net proved reserves of Carpatsky and related future cash flows as of December 31, 1999, 1998 and 1997 have been prepared by Ryder Scott Company, L.P., Petroleum Engineers and are included herein in reliance on their being experts in the preparation of reserve reports.

                          GLOSSARY OF OIL AND GAS TERMS

Terms used to describe quantities of oil and natural gas

         Bbl -- One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

         Bcf -- One billion cubic feet of natural gas.

         Bcfe -- One billion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

         BOE -- One barrel of oil equivalent, converting gas to oil at the ratio of six Mcf of gas to one Bbl of oil.

         Mbbl-- One thousand Bbls.

         Mcf -- One thousand cubic feet of natural gas.

         Mcfe -- One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

         MMcf -- One million cubic feet of natural gas.

         MMcfe -- One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Terms used to describe our interests in wells and acreage

         Gross oil and gas wells or acres. Our gross wells or gross acres represent the total number of wells or acres in which we own a working interest (or, where we do not own a working interest, a royalty interest).

         Net oil and gas wells or acres. Determined by multiplying "gross" oil and natural gas wells or acres by the working interest (or, where we do not own a working interest, a royalty interest) that we own in such wells or acres.

Terms used to assign a present value to our reserves

         Standardized measure of proved reserves. The present value, discounted at 10%, of the pre-tax future net cash flows attributable to estimated net proved reserves. We calculate this amount by assuming that we will sell the oil and gas production attributable to the proved reserves estimated in our independent engineer's reserve report for the prices we received for the production on the date of the report, unless we had a contract to sell the production for a different price. We also assume that the cost to produce the reserves will remain constant at the costs prevailing on the date of the report. The assumed costs are subtracted from the assumed revenues resulting in a stream of future net cash flows. Estimated future income taxes using rates in effect on the date of the report are deducted from the net cash flow stream. The after-tax cash flows are discounted at 10% to result in the standardized measure of our proved reserves.

         Discounted present value. The discounted present value of proved reserves is identical to the standardized measure, except that estimated future income taxes are not deducted in calculating future net cash flows. We disclose the discounted present value without deducted estimated income taxes to provide what we believe is a better basis for comparison of our reserves to other producers who may have different tax rates.

         Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

         The Securities and Exchange Commission definition of proved oil and gas reserves, as set forth in Article 4-10(a) (2) of Regulation S-X, is as follows:

                  Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                    (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

                    (ii) Reserves which can be produced economically through
                         application of improved recovery, techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

                    (iii)Estimates of proved reserves do not include the
                         following: (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves;" (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

         Proved developed reserves. Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

         Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

Terms used to describe the legal ownership of our oil and gas properties

         Royalty interest. A real property interest entitling the owner to receive a specified portion of the gross proceeds of the sale of oil and natural gas production or, if the conveyance creating the interest provides, a specific portion of oil and natural gas produced, without any deduction for the costs to explore for, develop or produce the oil and natural gas. A royalty interest owner has no right to consent to or approve the operation and development of the property, while the owners of the working interest have the exclusive right to exploit the mineral on the land.

         Working interest. A real property interest entitling the owner to receive a specified percentage of the proceeds of the sale of oil and natural gas production or a percentage of the production, but requiring the owner of the working interest to bear the cost to explore for, develop and produce such oil and natural gas. A working interest owner who owns a portion of the working interest may participate either as operator or by voting his percentage interest to approve or disapprove the appointment of an operator and drilling and other major activities in connection with the development and operation of a property.

Terms used to describe seismic operations

         Seismic data. Oil and gas companies use seismic data as their principal source of information to locate oil and gas deposits, both to aid in exploration for new deposits and to manage or enhance production from known reservoirs. To gather seismic data, an energy source is used to send sound waves into the subsurface strata. These waves are reflected back to the surface by underground formations, where they are detected by geophones which digitize and record the reflected waves. Computers are then used to process the raw data to develop an image of underground formations.
         2-D seismic data. 2-D seismic survey data has been the standard acquisition technique used to image geologic formations over a broad area. 2-D seismic data is collected by a single line of energy sources which reflect seismic waves to a single line of geophones. When processed, 2-D seismic data produces an image of a single vertical plane of sub-surface data.

         3-D seismic. 3-D seismic data is collected using a grid of energy sources, which are generally spread over several miles. A 3-D survey produces a three dimensional image of the subsurface geology by collecting seismic data along parallel lines and creating a cube of information that can be divided into various planes, thus improving visualization. Consequently, 3-D seismic data is a more reliable indicator of potential oil and natural gas reservoirs in the area evaluated.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----
Pease Oil and Gas

Independent Auditor's Report..............................................   F-2

Consolidated Balance Sheets - March 31, 2000 (Unaudited)
     and December 31, 1999................................................   F-3

Consolidated Statements of Operations - For the Three Months Ended
     March 31, 2000 and 1999 (Unaudited) and the Years Ended
     December 31, 1999 and 1998...........................................   F-4

Consolidated Statements of Shareholders' Equity - For the
     Three Months Ended March 31, 2000 (Unaudited) and For the
     Years Ended December 31, 1999 and 1998...............................   F-5

Consolidated Statements of Cash Flows - For the Three Months
     Ended March 31, 2000 and 1999 (Unaudited) and the Years Ended
     December 31, 1999 and 1998...........................................   F-6

Notes to Consolidated Financial Statements................................   F-7


CARPATSKY PETROLEUM, INC.

Independent Auditor's Report..............................................  F-22

Consolidated Balance Sheets - March 31, 2000 (Unaudited) and
     December 31, 1999 and 1998 ..........................................  F-23

Consolidated Statements of Operations - For the Three Months Ended
     March 31, 2000 and 1999 (Unaudited) and for the Years Ended
     December 31, 1999, 1998 and 1997.....................................  F-24

Consolidated Statement of Changes in Shareholders' Equity -
     For the Period January 1, 1997 through December 31, 1999 and
     January 1, 2000 through March 31, 2000 (Unaudited)...................  F-25

Consolidated Statements of Cash Flows - For the Three Months
     Ended March 31, 2000 and 1999 (Unaudited), and the Years Ended
     December 31, 1999, 1998 and 1997.....................................  F-26

Notes to Consolidated Financial Statements................................  F-27

                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
Pease Oil and Gas Company
Grand Junction, Colorado

We have audited the accompanying consolidated balance sheet of Pease Oil and Gas Company and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pease Oil and Gas Company and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 1 to the Financial Statements, the Company has historically incurred net operating losses resulting in an accumulated deficit of $33.5 million as of December 31, 1999. These conditions and other matters discussed in Note 1 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Hein + Associates LLP


Denver, Colorado
February 18, 2000



                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                                                     March 31,         December 31,
                                                                                       2000                1999
                                                                                    ----------         -----------
                                                                                    (Unaudited)
                                     ASSETS
Current Assets:
     Cash and equivalents ......................................................       909,000            724,000
     Trade receivables, net ....................................................       538,000            403,000
     Prepaid expenses and other ................................................        72,000             76,000
                                                                                   -----------        -----------
       Total current assets ....................................................     1,519,000          1,203,000
Oil and Gas Properties, at cost (full cost method):
     Unevaluated properties ....................................................     2,370,000          2,282,000
     Costs being amortized .....................................................    18,384,000         18,278,000
                                                                                   -----------        -----------
       Total oil and gas properties ............................................    20,754,000         20,560,000
     Less accumulated amortization .............................................   (15,115,000)       (14,868,000)
                                                                                   -----------        -----------
       Net oil and gas properties ..............................................     5,639,000          5,692,000
                                                                                   -----------        -----------
Other Assets:
     Debt issuance costs, net ..................................................       150,000            184,000
     Office equipment and vehicles, net ........................................        49,000             54,000
     Deposits and other ........................................................         5,000              8,000
                                                                                   -----------        -----------
       Total other assets ......................................................       204,000            246,000
                                                                                   -----------        -----------
Total Assets ...................................................................     7,362,000          7,141,000
                                                                                   ===========        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Current maturities of long-term debt ......................................         5,000              6,000
     Accounts payable, trade ...................................................       207,000            141,000
     Accrued expenses ..........................................................       105,000            134,000
                                                                                   -----------        -----------
       Total current liabilities ...............................................       317,000            281,000
Long-Term Debt, less current maturities: .......................................     2,561,000          2,506,000
                                                                                   -----------        -----------
Stockholders' Equity:
Preferred Stock, par value $0.01 per share, 2,000,000 shares authorized, 105,828 shares of Series B 5% PIK Cumulative (liquidation
     preference  of $5,445,000 at March 31, 2000) ..............................         1,000              1,000
Common shares, par value $0.10 per share, 4,000,000 shares authorized,
     1,731,398 shares issued and outstanding ...................................       173,000            173,000
Additional paid-in capital .....................................................    37,636,000         37,636,000
Accumulated deficit ............................................................   (33,326,000)       (33,456,000)
                                                                                   -----------        -----------
       Total Stockholders' Equity ..............................................     4,484,000          4,354,000
                                                                                   -----------        -----------
Total Liabilities and Stockholders' Equity .....................................     7,362,000          7,141,000
                                                                                   ===========        ===========




              The accompanying notes are an integral part of these consolidated financial statements.



                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                  For the Three Months                         For the Years
                                                                     Ended March 31,                         Ended December 31,
                                                                -----------------------                ------------------------
                                                                2000               1999                1999                1998
                                                                ----               ----                ----                ----
                                                             (Unaudited)        (Unaudited)

Revenue:
     Oil and gas sales .............................       $    799,000        $    412,000        $  2,144,000        $  2,360,000
     Gas plant, service and supply .................               --                  --                  --               528,000
                                                           ------------        ------------        ------------        ------------
         Total revenue .............................            799,000             412,000           2,144,000           2,888,000
                                                           ------------        ------------        ------------        ------------
Expenses:
     Oil and gas production costs ..................            163,000              84,000             405,000           1,049,000
     Gas plant, service and supply .................               --                  --                  --               571,000
     General and administrative ....................            173,000             180,000             845,000           1,587,000
     Consulting expense-related party ..............               --                38,000              38,000             247,000
     Depreciation, depletion and
       amortization ................................            252,000             263,000           1,007,000           2,241,000
     Impairment expense:
       Oil and gas properties ......................               --                  --                  --             7,279,000
       Assets held for sale ........................               --                  --                  --               314,000
                                                           ------------        ------------        ------------        ------------
         Total expenses ............................            588,000             565,000           2,295,000          13,288,000
                                                           ------------        ------------        ------------        ------------
Income (Loss) from Operations ......................            211,000            (153,000)           (151,000)        (10,400,000)
                                                           ------------        ------------        ------------        ------------
Other Income (Expenses):
     Interest expense ..............................            (90,000)            (90,000)           (360,000)           (399,000)
     Interest and other income .....................              9,000              11,000              45,000             169,000
     Gain (Loss) on sale of assets .................               --                  --                 1,000               3,000
                                                           ------------        ------------        ------------        ------------
         Total other income (expenses, net) ........            (81,000)            (79,000)           (314,000)           (227,000)
                                                           ------------        ------------        ------------        ------------
Net Income (Loss) ..................................       $    130,000        $   (232,000)       $   (465,000)       $(10,627,000)
                                                           ============        ============        ============        ============
Net Income (Loss) Available to
Common Stockholders ................................       $     64,000        $   (298,000)       $   (731,000)       $(12,695,000)
                                                           ============        ============        ============        ============
Basic:
     Earnings (Loss) Per Share .....................       $       0.04        $      (0.18)       $      (0.43)       $      (7.99)
     Weighted Avg Shares Outstanding ...............          1,731,000           1,626,000           1,684,000           1,588,000
Diluted:
     Earnings (Loss) Per Share .....................       $        .01        $      (0.18)       $      (0.43)       $      (7.99)
     Weighted Avg Shares Outstanding ...............         18,326,000           1,626,000           1,684,000           1,588,000



              The accompanying notes are an integral part of these consolidated financial statements.


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1999 and 1998
                and Three Months Ended March 31, 2000 (unaudited)


                                                        Preferred Stock            Common Stock
                                                     ---------------------      -------------------
                                                     Shares         Amount      Shares       Amount
                                                     ------         ------      ------       ------

BALANCES, December 31, 1997 .................       113,333   $      1,000   1,579,353     $  158,000
Purchase and retirement of series B preferred
    stock ...................................        (4,500)          --            --            --
Issuance of common shares for:
    Exercise of warrants ....................          --             --             125          --
    Conversion of series B preferred stock ..        (1,497)          --          21,584         2,000
Series B preferred stock dividends ..........          --             --            --            --
Net Loss ....................................          --             --            --            --
                                                -----------     ----------   ----------      ---------
BALANCES, December 31, 1998 .................       107,336          1,000     1,601,062       160,000
Purchase and retirement of series B preferred
    stock ...................................          (825)          --            --            --
Series B Preferred Stock dividends ..........          --             --            --            --
Issuance of Common shares for:
    Conversion of series B preferred stock ..          (683)          --          87,636         9,000
    Services of Directors in lieu of cash ...          --             --          42,700         4,000
Net loss ....................................          --             --            --            --
                                                -----------     ----------   ----------      ---------
BALANCES, December 31, 1999 .................       105,828          1,000     1,731,398       173,000
Net income (unaudited) ......................          --             --            --            --
                                                -----------     ----------   ----------      ---------
BALANCES, March 31, 2000 (unaudited) ........       105,828   $      1,000   1,731,398     $   173,000
                                                ===========     ==========   ==========      =========
                                                Additional                        Total
                                                  Paid-in      Accumulated    Stockholders'
                                                  Capital        Deficit         Equity
                                                ----------     -----------    ------------
BALANCES, December 31, 1997 .................   38,296,000 $   (22,364,000)$   16,091,000
Purchase and retirement of series B preferred
    stock ...................................      (206,000)          --         (206,000)
Issuance of common shares for:
    Exercise of warrants ....................         1,000           --            1,000
    Conversion of series B preferred stock ..        (2,000)          --             --
Series B preferred stock dividends ..........      (278,000)          --         (278,000)
Net Loss ....................................          --      (10,627,000)   (10,627,000)
                                                -----------    -----------    -----------
BALANCES, December 31, 1998 .................    37,811,000    (32,991,000)     4,981,000
Purchase and retirement of series B preferred
    stock ...................................       (51,000)          --          (51,000)
Series B Preferred Stock dividends ..........      (178,000)          --         (178,000)
Issuance of Common shares for:
    Conversion of series B preferred stock ..        (9,000)          --             --
    Services of Directors in lieu of cash ...        63,000           --           67,000
Net loss ....................................          --         (465,000)      (465,000)
                                                -----------    -----------    -----------
BALANCES, December 31, 1999 .................    37,636,000    (33,456,000)     4,354,000
Net income (unaudited) ......................          --          130,000        130,000
                                                -----------    -----------    -----------
BALANCES, March 31, 2000 (unaudited) ........   37,636,000 $   (33,326,000)$    4,484,000
                                                ===========    ===========    ===========

              The accompanying notes are an integral part of these consolidated financial statements.


                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            For the Three Months                     For the Years
                                                               Ended March 31,                    Ended December 31,
                                                     ----------------------------------- ---------------------------
                                                           2000              1999              1999                1998
                                                     ----------------- ----------------- -----------------  -----------
                                                        (Unaudited)       (Unaudited)
Cash Flows from Operating Activities:
     Net Income (Loss) .....................................     $    130,000      $   (232,000)     $   (465,000)     $(10,627,000)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
     Provision for depreciation and depletion ..............          252,000           263,000         1,007,000         2,241,000
     Amortization of intangible assets .....................           89,000            89,000           358,000           397,000
     Bad debt expense ......................................             --                --              24,000              --
     Provision for impairment ..............................             --                --                --           7,593,000
     Loss (gain) on sale of assets .........................             --                --              (1,000)           (4,000)
     Other .................................................             --                --              30,000            13,000
     Changes in operating assets and/or liabilities:
       (Increase) decrease in:
         Trade receivables .................................         (134,000)          159,000            (6,000)          337,000
         Inventory .........................................             --                --                --             385,000
         Prepaid expenses and other assets .................           (8,000)           (8,000)           24,000             8,000
       Increase (decrease) in:
         Accounts payable ..................................           22,000             7,000          (148,000)          (41,000)
         Accrued expenses ..................................          (29,000)          (46,000)          (84,000)         (513,000)
                                                                 ------------      ------------      ------------      ------------
       Net cash provided by (used in)
         operating activities ..............................          322,000           232,000           739,000          (211,000)
                                                                 ------------      ------------      ------------      ------------
Cash Flows from Investing Activities:
     Expenditures for property and equipment ...............         (150,000)         (294,000)         (934,000)       (7,364,000)
     Proceeds from sale of property and equipment ..........             --              72,000           101,000         3,823,000
     Redemption of certificate of deposit ..................           15,000              --              70,000            25,000
                                                                 ------------      ------------      ------------      ------------
       Net cash used in investing activities ...............         (135,000)         (222,000)         (763,000)       (3,516,000)
                                                                 ------------      ------------      ------------      ------------
Cash Flows from Financing Activities:
     Proceeds from exercise of warrants ....................             --                --                --               1,000
     Repayment of long-term debt ...........................           (2,000)           (2,000)           (6,000)       (1,208,000)
     Series B preferred stock dividends ....................             --             (67,000)         (245,000)         (211,000)
     Offering costs - Series B preferred ...................             --                --                --            (147,000)
     Purchase and retirement of Series B
       preferred stock .....................................             --             (31,000)          (51,000)         (206,000)
                                                                 ------------      ------------      ------------      ------------
       Net cash used in financing activities ...............           (2,000)         (100,000)         (302,000)       (1,771,000)
                                                                 ------------      ------------      ------------      ------------
Net Increase (Decrease) in Cash and
     Equivalents ...........................................          185,000           (90,000)         (326,000)       (5,498,000)
     Cash and Equivalents, beginning of year ...............          724,000         1,050,000         1,050,000         6,548,000
                                                                 ------------      ------------      ------------      ------------
     Cash and Equivalents, end of year .....................     $    909,000      $    960,000      $    724,000      $  1,050,000
                                                                 ============      ============      ============      ============
Supplemental Disclosure of Cash Flow
     Information:
     Cash paid for interest ................................     $     71,000      $     71,000      $    280,000      $    400,000
Supplemental Disclosure of Non-Cash
     Investing and Financing Activities:
     Debt incurred for purchase of vehicles ................     $       --        $       --        $       --        $     33,000
     Increase (decrease) in payables for:
       Oil and gas properties ..............................           44,000            40,000           (22,000)       (1,002,000)
       Offering costs ......................................             --                --                --            (147,000)
       Series B preferred stock dividends ..................             --                --             (67,000)           67,000
Capitalized portion of amortized debt ......................             --                --                --             486,000
     issuance/discount costs

              The accompanying notes are an integral part of these consolidated financial statements.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------------------------------

         Nature of Operations - At December 31, 1999 the principal business of Pease Oil and Gas Company ("Pease") is to participate as a non-operating, minority interest owner in exploration, development, production and sale of oil, natural gas and natural gas liquids. Pease was previously engaged in the processing and marketing of natural gas at a gas processing plant, the sale of oil and gas production equipment and oilfield supplies, and oil and gas well completion and operational services. However, as discussed in Note 2, during 1998, Pease's gas processing plant and the oilfield service and supply businesses were sold. Pease conducted its operations through the following wholly-owned subsidiaries: Loveland Gas Processing Company, Ltd.; Pease Oil Field Services, Inc.; Pease Oil Field Supply, Inc.; and Pease Operating Company, Inc. All the subsidiaries are currently inactive.

         Continuing Operations - Pease has historically incurred net operating losses resulting in an accumulated deficit of $33.5 million as of December 31, 1999. As a result of the continuing losses, Pease's stockholders' equity has been reduced to approximately $4.3 million. At December 31, 1999, the liquidation preference of the series B preferred stock is in excess of total stockholders' equity and the hyperdilutive potential of the conversion feature has resulted in Pease's inability to raise additional equity capital which is critical to carry out development and exploration activities that are planned for the next several years. Pease may be required to redeem the series B preferred stock on December 31, 2002 at a price equal to the liquidation preference. Alternatively, Pease can force the holders to convert to common shares which would result in ownership by the Preferred holders in excess of 90% (based on the current trading price of the common shares). However, Pease does not currently have a sufficient number of common shares authorized to convert all of the Preferred stock. Under the terms of the Preferred Stock Agreement, Pease is obligated to take the appropriate steps to increase the number of authorized shares in the future. However, no assurance can be given at this time whether or not additional shares can or will be authorized.

         In April 2001, Pease will also be required to pay off convertible debentures with a current outstanding balance of $2,783,000. During 1998 and into 1999, Pease has taken several steps to reduce general and administrative costs and management believes Pease will be able to generate positive operating cash flows in 2000. Management believes capital requirements for 2000 will be between $200,000 and $1,200,000. Accordingly, management believes that existing working capital, plus cash expected to be generated from operating activities will be sufficient to meet commitments for capital expenditures and other obligations of Pease through at least the first quarter of 2001. However, should the existing working capital not be sufficient to meet future obligations, Pease may have to consider other alternatives, including the sale of existing assets, cancellation of existing exploration agreements, farmouts, joint ventures, restructuring under the protection of the Federal Bankruptcy Laws and/or liquidation.

         During 1998, in response to a series of dry holes and other factors that contributed to the historically poor financial results, Pease restructured its management and began to vigorously pursue a merger candidate. Pease's Board of Directors believed that a merger would, among other things, increase Pease's asset base and improve the chances of financing future opportunities. As a result of these efforts, Pease

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         signed an Agreement and Plan of Merger ("Merger Agreement") on September 1, 1999 (and amended in December 1999) with Carpatsky Petroleum, Inc. ("Carpatsky"), a publicly held company traded on the Alberta Stock Exchange under the symbol "KPY." Carpatsky is engaged in production and development of oil, gas and condensate in the Republic of Ukraine with proven reserves much greater than Pease's. The transaction is still conditioned upon, among other things, regulatory and shareholder approvals. Pursuant to the terms of the proposed merger transaction, Pease will issue approximately 44.96 million shares of common shares plus 102.41 million shares of a newly designated preferred stock to acquire all the outstanding stock of Carpatsky. In addition, all of Pease's currently outstanding series B preferred stock will be exchanged for approximately 8.9 million shares of common shares at the close of the transaction. All holders of the series B preferred stock have agreed that dividends subsequent to September 2000 shall not be paid on their holdings if the contemplated transaction with Carpatsky is ultimately consummated. They have also agreed not to sell or convert any outstanding shares of the Series B Preferred until the contemplated transaction with Carpatsky is either completed or abandoned. The Merger Agreement contemplates an "opt-out" break-up fee of $250,000 payable by the defaulting party to the merger. If this merger occurs, Carpatsky will have control of Pease as Pease will have only one of the expected seven board of director positions. It is expected current management will also be replaced.

         Principles of Consolidation - The accompanying financial statements include the accounts of Pease and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

         Cash and Equivalents - Pease considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

         Oil and Gas Properties - Pease's oil and gas producing activities are accounted for using the full cost method of accounting. Pease has one cost center (full cost pool) since all of its oil and gas producing activities are conducted in the United States. Under the full cost method, all costs associated with the acquisition, development and exploration of oil and gas properties are capitalized, including payroll and other internal costs that are directly attributable to these activities. For the years ended December 31, 1999 and 1998, capital expenditures include internal costs of $24,000 and $237,000, respectively. Proceeds from sales of oil and gas properties are credited to the full cost pool with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

         Acquisition costs of unproved properties and costs related to exploratory drilling and seismic activities are initially excluded from amortization. These costs are periodically evaluated for impairment and transferred to properties being amortized when either proved reserves are established or the costs are determined to be impaired.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         The capitalized costs related to all evaluated oil and gas properties are amortized using the units of production method based upon production and estimates of proved reserve quantities. Future costs to develop proved reserves, as well as site restoration, dismantlement and abandonment costs, are estimated based on current costs and are also amortized to expense using the units of production method.

         The capitalized costs of evaluated oil and gas properties (net of accumulated amortization and related deferred income taxes) are not permitted to exceed the full cost ceiling. The full cost ceiling involves a quarterly calculation of the estimated future net cash flows from proved oil and gas properties, using current prices and costs and an annual discount factor of 10%. Accordingly, the full cost ceiling may be particularly sensitive in the near term due to changes in oil and gas prices or production rates.

         Impairment of Long-Lived Assets - Pease performs an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. If the net carrying value exceeds estimated undiscounted future net cash flows, then impairment is recognized to reduce the carrying value to the estimated fair value.

         Property, Plant and Equipment - Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment was calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                           Years
                                                                     -----
          Gas plant                                                    17
          Service equipment and vehicles                              4-7
          Buildings and office equipment                             7-15

         Depreciation expense related to property, plant and equipment amounted to $22,000 and $327,000 for the years ended December 31, 1999 and 1998, respectively.

         The costs of normal maintenance and repairs are charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

         Debt Issuance Costs - Debt issuance costs relate to the $5 million private placement of convertible debentures discussed in Note 3. These costs are being amortized using the interest method.

         Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Pease's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, assumptions affecting the fair value of stock options and warrants, and oil and gas reserve quantities which are the basis for the calculation of amortization and impairment of oil and gas properties. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories.

         Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

         Revenue Recognition - Pease recognizes revenues for oil and gas sales upon delivery to the purchaser. Revenues from oil field services were recognized as the services are performed. Oil field supply and equipment sales were recognized when the goods were shipped to the customer.

         Net Loss Per Common Share -Net loss per common share is presented in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, which requires disclosure of basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution for potential common shares and is computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Basic and diluted EPS are the same in 1999 and 1998 as all potential common shares were antidilutive.

         Stock Split - Effective December 1, 1998, the Board of Directors declared a 1 for 10 reverse stock split related to Pease's common shares. All share and per share amounts in the accompanying financial statements and notes have been retroactively restated for this stock split.

         Stock-Based Compensation - Pease accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of Pease's common shares at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

         In October 1995, the Financial Accounting Standards Board issued a new statement titled Accounting for Stock- Based Compensation. SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date and pro forma information be provided as to the fair value effects of transactions with employees. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         Unaudited Information - Pease's balance sheet as of March 31, 2000 and the statement of shareholders' equity for the period then ended as well as the statement of operations and cash flows for the three months ended March 31, 2000 and March 31, 1999 are prepared by management without audit. However, in the opinion of management, such information includes all adjustments (consisting of normal and recurring items) necessary for the fair presentation of Pease's financial position and results of operations in conformity with generally accepted accounting principals.

         Comprehensive Income - There are no components of comprehensive income which have been excluded from net income (loss) and, therefore, no separate statement of comprehensive income has been presented.

2.       ASSETS DIVESTITURE:
         ------------------

         During the fourth quarter of 1997, Pease's Board of Directors determined that Pease's long-term strategy had shifted to exploration and development activities in the Gulf Coast region and that the Rocky Mountain assets should be divested. Accordingly, Pease evaluated these assets in 1997 for impairment and reduced the net carrying value to the estimated fair value. These assets were sold during 1998 for cash proceeds of $3,054,000 and an additional payment of $100,000 was received in April 1999.

         The Company recognized an impairment charge in 1998 of $313,953, to account for the difference between the net realizable value estimated in 1997 and the actual amount realized in 1998. The results of operations during 1998, exclusive of the impairment charge, related to the Rocky Mountain assets are as follows:

         The results of operations, exclusive of the impairment charge, related to the Rocky Mountain assets are as follows:

                                                      1998            1997
                                                      ----            ----
          Revenues............................   $ 1,489,000    $  3,683,000
          Operating costs and expenses........    (1,394,000)     (2,368,000)
          Depreciation and amortization.......      (550,000)     (1,606,000)
                                                 -----------     -----------
          Loss from operations................   $  (455,000)       (291,000)
                                                 ===========     ===========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       DEBT FINANCING ARRANGEMENTS:
         ---------------------------

         Long-Term Debt - Long-term debt consists of the following:

                                                          March 31, December 31,
                                                            2000        1999
                                                         ---------  -----------
                                                        (Unaudited)
Convertible debentures, interest at 10%
    due April 2001, unsecured, ......................  $ 2,783,000  $ 2,783,000
Less unamortized discount ...........................     (238,000)    (293,000)
                                                        ----------   ----------
        Net carrying value ..........................    2,545,000    2,490,000
                                                        ----------   ----------
Note payable to bank, interest at 8.5%,
    monthly payments of $669, due March 2003,
    collateralized by vehicle ......................        21,000       22,000
                                                        ----------   ----------
        Total long-term debt .......................     2,566,000    2,512,000
                                                        ----------   ----------
        Less current maturities ....................        (5,000)      (6,000)
                                                        ----------   ----------
        Long-term debt, less current maturities  ....   $2,561,000  $ 2,506,000
                                                        ==========   ==========

          Current maturities of long-term debt, excluding unamortized discounts are as follows:

                                                           As of
                Year Ending                            December 31,
                December 31,                               1999
               --------------                          ------------
                    2000                                $     6,000
                    2001                                  2,789,000
                    2002                                      8,000
                    2003                                      2,000
                                                        -----------
                                                        $ 2,805,000
                                                        ===========

         Convertible Debentures and Consulting Agreement - In March 1996, Pease entered into a consulting agreement with a company (the "Consultant") that specializes in developing and implementing capitalization plans, including the utilization of debt capital in business operations. The agreement expired in February 1999, and provided for minimum monthly cash payments of $17,500. In addition to cash compensation, Pease agreed to grant warrants to purchase 100,000 shares of Pease's common shares. The exercise price of the warrants is $7.50 per share and they expire in March 2001.

         In April 1996, Pease, with the assistance of the Consultant, initiated a private placement to sell up to $5,000,000 of collateralized convertible debentures in the form of "Units." Each Unit consists of one $50,000 five-year 10% collateralized convertible debenture and detachable warrants to purchase 2,500 shares of Pease's common shares at $12.50 per share (see Note 7 for additional information with respect to the warrants). In November 1996, the offering was completed and Pease was successful in selling the entire $5,000,000 generating net cash proceeds of $4,300,000. The estimated fair value of the detachable warrants of $1,829,000 has been treated as a discount and is being amortized using the interest method. The debentures were initially collateralized by a first priority interest in certain Rocky Mountain oil and gas properties owned and operated by Pease.

         The debentures are convertible, at the holder's option, into Pease's common shares for $30.00 per share and may be redeemed by Pease, in whole or in part, at a premium to the original principal amount. During the year ended December 31, 1997, the holders of $1,025,000 of debentures elected to convert to 341,665 shares of common shares. Effective October 1, 1998, the holders of the debentures voted to amend the debentures to release the oil and gas properties which previously collateralized this debt. In exchange for this release, Pease agreed to retire 30% of the outstanding principal balance which amounted to an aggregate of $1,192,500. Interest on the debentures is payable quarterly and the principal balance is due on April 15, 2001.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INCOME TAXES:
         ------------

         Deferred tax assets (there are no deferred tax liabilities) as of December 31, 1999 are comprised of the following:

                                                          1999
                                                          ----
          Long-term Assets
               Net operating loss carryforwards .   $  9,646,000
               Property, plant and equipment ....        968,000
               Tax credit carryforwards .........        294,000
               Percentage depletion carryforwards        160,000
               Other ............................          8,000
                                                    ------------
                 Total ..........................     11,076,000
               Less valuation allowance .........    (11,076,000)
                                                    ------------
                 Net long-term asset ............   $     --
                                                    ============

         During the years ended December 31, 1999 and 1998, Pease increased the valuation allowance by $1,525,000 and $3,050,000, respectively, primarily due to an increase in the net operating loss carryforwards which are not considered to be realizable. Pease has provided a valuation allowance for the net operating loss and credit carryforwards based upon the various expiration dates and the limitations which exist under IRS Sections 382 and 384.

         At December 31, 1999, Pease had net operating loss carryforwards for income tax purposes of approximately $24 million, which expire primarily in 2008 through 2019. Some of these net operating losses are subject to limitations under IRS Sections 382 and 384, particularly should a significant number of series B preferred stock convert into common shares in the future or the merger with Carpatsky is consummated. Additionally, Pease has tax credit carryforwards at December 31, 1998, of approximately $294,000 and percentage depletion carryforwards of approximately $429,000.

5.       COMMITMENTS AND CONTINGENCIES:

         Employment Agreements - During 1994, the Board of Directors approved an employment agreement with Pease's current President/CFO and formally reaffirmed that commitment in 1999. The agreement may be terminated by the officer upon 90 days notice or by Pease without cause upon 30 days notice. In the event of a termination by Pease without cause, Pease would be required to pay the officer one year's salary. If the termination occurs following a change in control, which includes a merger, Pease would be required to make a lump sum payment equivalent to two year's salary.

         Profit Sharing Plan - Pease has established a 401(k) profit sharing plan that covers all employees with six months of service who elect to participate in the Plan. The Plan provides that the employees may elect to contribute up to 15% of their salary to the Plan. All of Pease's contributions are discretionary and amounted to $3,862 and $5,401 for the years ended December 31, 1999 and 1998, respectively.

         Environmental - Pease is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Pease to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.


         Bankruptcy of Third Party Operator - In December 1998, NEG filed an Involuntary Petition for an Order and Relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in United States Bankruptcy Court for the Northern District of Texas, Dallas Division. As operator of the East Bayou Sorrel field, which represents a majority of Pease's current production, the bankruptcy petition might adversely effect future development or operation of the field; however, Pease does not expect that its interest in the field or production from currently existing wells will be affected.

         Pease does have an unsecured claim in the bankruptcy proceeding for various amounts which Pease believes were overpaid to the operator in connection with the drilling of existing wells. Collection of these amounts may be delayed or may not occur, pending disposition of NEG's reorganization proceeding. The total claim is approximately $60,000. However, no amount has been recorded in the financial statements as of December 31, 1999.

         Contingencies - Pease may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. Pease is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

6.       PREFERRED STOCK
         ---------------

         Pease has the authority to issue up to 2,000,000 shares of Preferred Stock, which may be issued in such series and with such preferences as determined by the Board of Directors. During 1993, Pease issued 1,170,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"). Each share of Series A Preferred Stock was entitled to receive dividends at 10% per annum when, as and if declared by Pease's Board of Directors. Unpaid dividends accrued and were cumulative. During 1997, the holders of all remaining shares of Series A Preferred Stock elected to convert to 56,990 shares of common shares pursuant to the original conversion terms. Upon conversion, the holders also received warrants to purchase 56,990 shares of common shares at $60.00 per share through August 13, 1998. On March 4, 1998, the expiration date of these warrants was extended for one year and therefore expired on August 13, 1999.

         In December 1997, the Board of Directors authorized a new series of preferred stock which was designated as the Series B 5% PIK Cumulative Convertible Preferred Stock (the "series B preferred stock"). Pease has authority to issue up to 145,300 shares of series B preferred stock. On December 31, 1997, Pease issued 113,333 shares of series B preferred stock for $5,666,650. The series B preferred stock is convertible into common shares at a conversion price equal to a 25% discount to the average trading price of the common shares prior to conversion. This discount started at 12% in April 1998 and increased periodically until it topped out at 25%. The discount was being accounted for as an additional dividend on the series B preferred stock which was recognized as a charge to earnings applicable to common shareholders in 1998. The series B preferred stock provides for a liquidation preference of $50 per share and the holders are entitled to dividends at $2.50 per annum, payable quarterly in cash or additional shares of series B preferred stock at the option of Pease.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



         However, in connection with the contemplated merger with Carpatsky, the Preferred stockholders have signed Agreements Not to Sell or Convert Securities which, among other things, stated that Pease's obligation to accrue and pay additional dividends on the series B preferred stock shall be deferred from the date that an Agreement and Plan of Merger with Carpatsky is signed. Therefore, dividends were accrued and paid to the Preferred stockholders through the close of business on September 1, 1999. If the merger with Carpatsky is consummated, there will be no further dividends paid. If the merger is not consummated, Pease shall be obligated at that time to accrue and pay dividends for the period from September 1, 1999 through the date on which the merger is abandoned. For financial statement presentation purposes, however, the preferred dividends for September 1, 1999 to December 31, 1999 have been deducted in determining net loss applicable to common shareholders as if such amounts were required to be paid.

         Beginning in June 1999, Pease may force the holders to convert to common shares at a conversion price that generally represents a 25% discount from the fair value of the common shares. If not previously converted, Pease is required to redeem the series B preferred stock on December 31, 2002 at a price equal to the Liquidation Preference.

         In connection with the issuance of this preferred stock, Pease agreed to issue warrants to the placement agent for 32,380 shares of common shares at $17.50 per share.

7.       STOCK BASED COMPENSATION:
         ------------------------

         Stock Option Plans - Pease's shareholders have approved the following stock option plans that authorize an aggregate of 185,732 shares that may be granted to officers, directors, employees, and consultants:
         9,000 shares in June 1991; 27,732 shares in June 1993; 15,000 shares in June 1994; 34,000 shares in August 1996; and 100,000 shares in May 1997.

         The plans permit the issuance of incentive and nonstatutory options and provide for a minimum exercise price equal to 100% of the fair market value of Pease's common shares on the date of grant. The maximum term of options granted under the plan is 10 years and options granted to employees expire three months after the termination of employment. None of the options may be exercised during the first six months of the option term.

         No options may be granted after 10 years from the adoption date of each plan. The following is a summary of activity under these stock option plans for the years ended December 31, 1999 and 1998:

                                               1999               1998
                                      --------------------  -------------------
                     Weighted                               Weighted
                                       Average               Average
                                       Number     Exercise    Number   Exercise
                                      of Shares    Price    of Shares    Price
                                      ---------   --------  ---------  --------
     Outstanding, beginning of year     71,030    $ 13.85    118,880      9.61
     Canceled .....................     (6,250)     13.75    (46,350)    21.36
     Expired ......................       --        --        (1,500)    29.4
     Repriced .....................       --        --       (20,000)    26.9
     Granted ......................       --        --        20,000     11.25
     Exercised ....................       --        --          --        --
                                       -------    -------    -------     -----
     Outstanding, end of year .....     64,780    $ 13.86     71,030     13.85
                                       =======    =======    =======     =====

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         For all options granted, the market price of Pease's common shares on the date of grant was equal to the exercise price. All options are currently exercisable and if not previously exercised, will expire as follows:

                                              Range of        Weighted
                                           Exercise Prices     Average
                                           ----------------   Exercise   Number
                                           Low         High     Price  of Shares
           Year Ending December 31,        ---         ----   -------- ---------
           -----------------------
                    2000                  $ 7.00     $  8.30   $ 7.77  $ 22,265
                    2001                   10.00       18.10    12.8     10,015
                    2002                    5.00       29.70    18.35    32,500
                                                               ------  --------
                                                              $ 13.86    64,780
                                                               ======  ========

         Warrants and Non-Qualified Stock Options - The Company has also granted warrants and non-qualified options which are summarized as follows for the years ended December 31, 1999 and 1998:

                                            1999                1998
                                    ---------------------  ---------------------
                                    Weighted               Weighted
                                     Average                Average
                                     Number      Exercise   Number      Exercise
                                    of Shares     Price    of Shares     Price
                                    ---------    --------  ---------    --------
Outstanding, beginning of year ...    570,071    $ 40.87    587,790   $   43.11
Granted to former officers and
directors for severance ..........       --          --      39,850       14.88
Expired ..........................   (339,546)     57.61    (57,444)      45.81
Exercised ........................       --          --         (125)       7.5
                                     --------    -------    --------     ------
Outstanding, end of year .........    230,525    $ 16.21     570,071  $   40.87
                                     ========    =======    ========     ======

         If not previously exercised, warrants and non-qualified options will expire as follows:


                                              Range of        Weighted
                                           Exercise Prices     Average
                                           ----------------   Exercise   Number
                                           Low         High     Price  of Shares
           Year Ending December 31,        ---         ----   -------- ---------
           -----------------------

                    2000................. $ 5.0      $  71.9   $  18.58   66,845
                    2001.................   7.5         37.5      10.79   98,900
                    2002.................  17.5         30.3      22.05   64,780
                                                               --------  -------
                                                               $  16.21  230,525
                                                               ========  =======

         Pro Forma Stock-Based Compensation Disclosures - The Company applies APB Opinion 25 and related interpretations in accounting for stock options and warrants which are granted to employees. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of the Company's common shares on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated below.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                      Year Ended December 31,
                                                       1999             1998
                                                       ----             ----
           Net loss applicable to common shareholders:
                As reported .........             $  (731,000)   $  (12,695,000)
                Pro forma ...........                (731,000)      (16,507,000)
           Net loss per common share:

                As reported .........             $     (0.43)   $        (7.99)
                Pro forma ...........                   (0.43)            (8.29)

         The weighted average fair value of options and warrants granted to employees for the year ended December 31, 1998 was $2.24. No options or warrants were granted in 1999. The fair value of each employee option and warrant granted in 1998 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


                                                 Year Ended December 31,
                                                      1999      1998
                                                 ----------------------
                     Expected volatility ...........   N/A     80.0%
                     Risk-free interest rate .......   N/A      5.6%
                     Expected dividends ............   N/A       --
                     Expected terms (in years) ......  N/A      2.2

8.       FINANCIAL INSTRUMENTS
         ---------------------

         Statement of Financial Accounting Standards No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1999, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. Management estimates that fair value is approximately equal to carrying value of the convertible debentures since market interest rates have not changed significantly since the offering commenced.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.       SIGNIFICANT CONCENTRATIONS:
         --------------------------

         Substantially all of Pease's accounts receivable at December 31, 1999, resulted from crude oil and natural gas sales to companies in the oil and gas industry. This concentration of customers and joint interest owners may impact our overall credit risk, either positively or negatively, since these entities may be similarly affected by changes in economic or other conditions. In determining whether to require collateral from a significant customer or joint interest owner, Pease analyzes the entity's net worth, cash flows, earnings, and/or credit ratings. Receivables are generally not collateralized; however, receivables from joint interest owners are subject to collection under operating agreements which generally provide lien rights. Historical credit losses incurred on trade receivables by Pease have been insignificant.

         For the years ended December 31, 1999 and 1998, the Company had oil sales to a single customer which accounted for 46% and 20% of total revenues, respectively.

         At December 31, 1999, substantially all of Pease's cash and temporary cash investments were held at a single financial institution. The Company does not maintain insurance to cover the risk that cash and temporary investments with a single financial institution may be in excess of amounts insured by federal deposit insurance.

10.      OIL AND GAS PRODUCING ACTIVITIES:
         --------------------------------

         Property Acquisitions - In January 1997, Pease completed the acquisition of a 7.8125% after prospect payout working interest in a producing oil and gas prospect in Louisiana. The prospect is operated by National Energy Group, Inc. (NEGX), an independent oil and gas producer. The purchase price was $1,750,000 which consisted of $875,000 in cash and the issuance of 31,500 shares of Pease's common shares with a fair value of $875,000. In February 1997, the Company entered into agreements with unaffiliated parties for the purchase of a 10% working interest in this prospect for $2.5 million. The assets acquired from this acquisition account for 77% of Pease's proved reserves at December 31, 1999.

         Full Cost Amortization Expense - Amortization expense amounted to $985,000 and $1,914,000 for the years ended December 31, 1999 and 1998, respectively. Amortization expense per equivalent units of oil and gas produced amounted to $7.64 and $9.52 for the years ended December 31, 1999 and 1998 respectively. Natural gas is converted to equivalent units of oil on the basis of six Mcf of gas to one equivalent barrel of oil.

         Unevaluated Oil and Gas Properties - At December 31, 1999, unevaluated oil and gas properties consist of the following:


          Unproved acquisition costs..............        $   961,000
          Geologic and geophysical costs..........            926,000
          Interest and other costs................            395,000
                                                            ---------
                                                          $ 2,282,000
                                                            =========

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.       SIGNIFICANT CONCENTRATIONS:
         --------------------------

         All unevaluated costs were incurred during 1997, 1998 and 1999 and management expects that planned activities will enable the evaluation of substantially all of these costs by the end of 2000.

         Capitalization of Interest - For the years ended December 31, 1999 and 1998, the Company capitalized interest costs of $278,000 and $854,000, respectively, related to unevaluated oil and gas properties and other exploration activities.

         Full Cost Ceiling - During 1998, Pease recognized an impairment charge of $7,279,000 due to the full cost ceiling limitation of which $4,740,000 was recognized in the fourth quarter. The fourth quarter impairment charge was substantially attributed to the expiration of certain previously unevaluated leases, the collapse of oil prices during that period and dry holes. No impairment charge has been recognized in 1999 since the ceiling is substantially higher at December 31, 1999 as a result of increased oil prices and additional discoveries and extensions of the Company's oil and gas reserves.

         Costs Incurred in Oil and Gas Producing Activities - The following is a summary of costs incurred in oil and gas producing activities for the years ended December 31, 1999 and 1998:


                                                            1999        1998
                                                            ----        ----
          Lease acquisition costs .................    $   77,000   $   --
          Development costs .......................       239,000       14,000
          Exploration costs .......................       593,000    6,799,000
                                                          -------    ---------
          Total ..................................     $  909,000   $6,813,000
                                                          =======   ==========

         Results of Operations from Oil and Gas Producing Activities - Results of operations from oil and gas producing activities (excluding well administration fees, general and administrative expenses, and interest expense) for the years ended December 31, 1999 and 1998 are presented below.

                                                          1999          1998
                                                          ----          ----
          Oil and gas sales....................... $  2,144,000    $ 2,360,000
          Production costs........................     (405,000)    (1,050,000)
          Amortization expense....................     (985,000)    (1,914,000)
          Impairment expense......................        --        (7,279,000)
                                                     ----------    -----------
          Results of operations from oil/gas
          producing activities.................... $    754,000    $(7,883,000)
                                                     ==========    ===========


         Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by Pease's

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         consulting petroleum engineers, Netherland, Sewell & Associates, Inc. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. All proved oil and gas reserves are located in the United States. The following table presents estimates of our net proved oil and gas reserves, and changes therein for the years ended December 31, 1999 and 1998.

                                                              1999                           1998
                                                     --------------------             --------------------
                                                      Oil             Gas             Oil             Gas
                                                     (Bbls)          (Mcf)           (Bbls)           (Mcf)
                                                      ----            ---             ----             ---
Proved reserves, beginning of year ............      275,000       1,368,000       1,085,000        4,535,000
     Purchase of minerals in place ............         --              --              --               --
     Sale of minerals in place ................         --              --          (725,000)      (2,848,000)
     Extensions, discoveries, and
     other additions ..........................      130,000         330,000         129,000          517,000
     Revisions of previous estimates ..........        3,000          (2,000)       (105,000)        (286,000)
     Production ...............................      (74,000)       (337,000)       (109,000)        (550,000)
                                                  ----------      ----------      ----------       ----------
Proved reserves, end of year ..................      334,000       1,359,000         275,000        1,368,000
                                                  ==========      ==========      ==========       ==========
Proved developed reserves, beg. of year .......      261,000         920,000         930,000        3,833,000
                                                  ==========      ==========      ==========       ==========
Proved developed reserves, end of year ........      310,000         648,000         261,000          920,000
                                                  ==========      ==========      ==========       ==========

         The downward revisions of "previous estimates" in 1998 were primarily attributable to previously recorded undeveloped reserves were removed as a result of drilling dry holes. The upward revisions of "extensions, discoveries and other additions" in both 1998 and 1999 were primarily attributable to significant extensions of the estimated ultimate recoveries of oil and gas at the East Bayou Sorrel Field.

                   PEASE OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. We have followed these guidelines which are briefly discussed below.

         Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits and the utilization of net operating loss carryforwards. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

         The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect our expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

         The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves as of December 31, 1999 and 1998 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                                                         1999           1998
                                                         ----           ----
     Future cash inflows........................... $ 12,080,000    $ 6,117,000
     Future production costs.......................   (3,089,100)    (1,519,000)
     Future development costs......................     (834,200)      (544,000)
     Future income tax expense.....................        --              --
                                                      ----------     ----------
         Future net cash flows.....................    8,156,700      4,054,000
     10% annual discount for estimated time
         of cash flow..............................   (1,887,000)    (1,103,000)
                                                      ----------     ----------
     Standardized Measure of Discounted
         Future Net Cash Flows.....................  $ 6,269,700    $ 2,951,000
                                                      ==========     ==========
     Average prices used to estimate the reserves:
         Oil (per bbl).............................  $     24.91    $     10.15
         Gas (per Mcf).............................  $      2.77    $      2.43

       Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1999 and 1998:


                                                        1999           1998
                                                        ----           ----
Standardized measure, beginning of year ........... $ 2,951,000    $ 9,678,000
Sale of oil and gas produced, net of production
  costs ...........................................  (1,739,000)    (1,310,000)
Sale of minerals in place .........................        --       (5,109,000)
Net changes in prices and production costs ........   2,504,000     (1,031,000)
Net changes in estimated development costs ........    (245,000)       907,000
Revisions of previous quantity estimates ..........    (267,000)    (2,874,000)
Discoveries, extensions, and other additions ......   2,771,000      1,722,000
Accretion of discount .............................     295,000        968,000
                                                    -----------    -----------
Standardized Measure, end of year ................. $ 6,270,000    $ 2,951,000
                                                    ===========    ===========

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carpatsky Petroleum, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Carpatsky Petroleum, Inc. and subsidiary (Carpatsky), as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of Carpatsky's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carpatsky Petroleum Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Carpatsky's principal operations are in Ukraine. As discussed in Note 1 to the financial statements, there is a considerable degree of uncertainty in Ukraine surrounding the likely future direction of its domestic economic policy, regulatory policy, and political development. Further, the economy of Ukraine has entered a period of economic and financial difficulty. The impact of these difficulties, includes, but is not limited to, a significant devaluation of Ukraine's currency and an increasing rate of inflation. Accordingly, there are significant uncertainties within Ukraine that may affect the financial condition of Carpatsky and its future operations. Carpatsky has been affected and will likely, for the foreseeable future, continue to be affected by economic instability in Ukraine.

The accompanying consolidated financial statements have been prepared assuming that Carpatsky will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As discussed in Note 1 to the financial statements, Carpatsky has incurred substantial losses from operations, which, in conjunction with other matters discussed in Note 1, raise substantial doubt about Carpatsky's ability to continue as a going concern. Management's plans with regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/HEIN + ASSOCIATES LLP


Denver, Colorado
March 13, 2000


                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS


                                                                                                December 31,
                                                                        March 31, 2000       1999            1998
                                                                        --------------       ----            ----
                                                                          (Unaudited)
                                      ASSETS
Current Assets:
   Cash and equivalents ................................................ $ 1,976,000    $ 3,227,000    $    25,000
   Restricted cash .....................................................        --          500,000           --
   Trade receivables, net of allowance for bad debts of $1,944,000
      (unaudited), $1,925,000 and $760,000, respectively ...............     296,000         70,000         45,000
   Other receivables ...................................................       7,000         48,000           --
   Inventories .........................................................     120,000        120,000         47,000
   VAT refundable ......................................................      50,000         58,000         87,000
   Prepaid expenses and other ..........................................     205,000          1,000          4,000
                                                                         -----------    -----------    -----------
        Total current assets ...........................................   2,654,000      4,024,000        208,000
                                                                         -----------    -----------    -----------
Oil and Gas Properties, using the full cost method:
   Evaluated properties ................................................   9,723,000      8,868,000      9,161,000
   Accumulated depreciation, depletion and impairment ..................  (5,768,000)    (4,757,000)      (396,000)
                                                                                                       -----------
        Net oil and gas properties .....................................   3,955,000      4,111,000      8,765,000
                                                                         -----------    -----------    -----------
Other Assets:
   VAT refundable ......................................................      87,000        133,000        420,000
   Deferred acquisition costs ..........................................     133,000        133,000           --
   Loan to Ukrainian joint venture partner .............................      72,000         72,000         55,000
   Furniture and equipment, net of accumulated depreciation of
      $68,000 (unaudited), $65,000 and $49,000 .........................      37,000         34,000         41,000
                                                                         -----------    -----------    -----------
        Total other assets .............................................     329,000        372,000        516,000
                                                                         -----------    -----------    -----------
Total Assets ........................................................... $ 6,938,000    $ 8,507,000    $ 9,489,000
                                                                         ===========    ===========    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Notes payable:
      Related party .................................................... $   663,000    $      --      $      --
      Other ............................................................        --          575,000        549,000
   Accounts payable ....................................................   1,846,000      2,148,000      3,645,000
   Taxes payable .......................................................     409,000        711,000        291,000
   Accrued expenses ....................................................      54,000        211,000        325,000
Advances received ......................................................     170,000           --             --
   Due to officers and directors .......................................        --             --           40,000
                                                                         -----------    -----------    -----------
        Total current liabilities ......................................   3,142,000      3,645,000      4,850,000
                                                                         -----------    -----------    -----------
Long-Term Debt:
   Convertible note ....................................................        --             --        1,228,000
   Debentures ..........................................................        --             --          780,000
                                                                         -----------    -----------    -----------
                                                                                --             --        2,008,000
                                                                         -----------    -----------    -----------
Commitments and Contingencies (Notes 1, 2, and 3)

Stockholders' Equity:
   Preferred stock, no par value; 500,000,000 shares authorized,
      95,450,000 shares issued and outstanding .........................   4,000,000      4,000,000           --
   Common shares, no par value; unlimited authorized shares; 77,728,263
      shares issued and outstanding ....................................   9,395,000      9,395,000      5,410,000
   Accumulated deficit .................................................  (9,599,000)    (8,533,000)    (2,779,000)
                                                                         -----------    -----------    -----------
        Total stockholders' equity .....................................   3,796,000      4,862,000      2,631,000
                                                                         -----------    -----------    -----------

Total Liabilities and Shareholders' Equity ............................. $ 6,938,000    $ 8,507,000    $ 9,489,000
                                                                         ===========    ===========    ===========

              The accompanying notes are an integral part of these consolidated financial statements.


                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                             For the Three Months Ended March 31,      For the Years Ended December 31,
                                             -----------------------------------    ------------------------------------
                                                    2000            1999            1999            1998            1997
                                                    ----            ----            ----            ----            ----
                                                         (Unaudited)
Oil and Gas Sales
   Total sales ............................   $    638,000    $    434,000    $  2,430,000    $    769,000    $     99,000
   Less allowance for doubtful accounts ...        (63,000)       (323,000)     (1,630,000)       (543,000)        (13,000)
                                              ------------    ------------    ------------    ------------    ------------
      Net oil and gas sales ...............        575,000         111,000         800,000         226,000          86,000
                                              ------------    ------------    ------------    ------------    ------------

Operating Costs and Expenses:
   Oil and gas production costs ...........        191,000         100,000         454,000         196,000          80,000
   Production taxes .......................        145,000          70,000         563,000         113,000           3,000
   Depreciation, depletion and amortization        446,000         185,000       1,366,000         337,000          29,000
   Impairment .............................        500,000            --         3,050,000            --              --
   General and administrative .............        333,000         104,000       1,385,000         552,000         805,000
                                              ------------    ------------    ------------    ------------    ------------
      Total operating costs and expenses ..      1,615,000         459,000       6,818,000       1,198,000         917,000
                                              ------------    ------------    ------------    ------------    ------------

Loss From Operations ......................     (1,040,000)       (348,000)     (6,018,000)       (972,000)       (831,000)
                                              ------------    ------------    ------------    ------------    ------------

Other Income (Expenses):
   Interest income ........................          9,000            --              --              --             6,000
   Net barter income ......................          7,000          16,000          35,000           4,000          34,000
   Interest expense .......................        (23,000)        (84,000)       (260,000)       (318,000)        (90,000)
   Amortization of debt discount ..........           --              --              --          (658,000)       (139,000)
   Gain on the net monetary position ......         63,000         297,000         936,000       1,477,000          44,000
                                              ------------    ------------    ------------    ------------    ------------
      Total other income (expenses) .......         56,000         229,000         711,000         505,000        (145,000)
                                              ------------    ------------    ------------    ------------    ------------

Loss Before Taxes .........................       (984,000)       (119,000)     (5,307,000)       (467,000)       (976,000)

   Income Taxes ...........................        (82,000)        (55,000)       (447,000)       (132,000)           --
                                              ------------    ------------    ------------    ------------    ------------

Net Loss ..................................     (1,066,000)       (174,000)     (5,754,000)       (599,000)       (976,000)

   Imputed preferred stock dividend for
      valuation of warrants ...............           --              --          (336,000)           --              --
                                              ------------    ------------    ------------    ------------    ------------

Loss attributable to common shareholders ..   $ (1,066,000)   $   (174,000    $ (6,090,000)   $   (599,000)   $   (976,000)
                                              ============    ============    ============    ============    ============

Net Loss Per Share, Basic and Diluted .....   $       (.01)   $       --      $       (.12)   $      (0.01)   $      (0.03)
                                              ============    ============    ============    ============    ============

Weighted Average Number of Shares
   Outstanding ............................     77,728,263      40,796,246      49,471,164      40,796,246      31,691,266
                                              ============    ============    ============    ============    ============


               The accompanying notes are an integral part of these consolidated financial statements.


                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      FOR THE PERIOD FROM JANUARY 1, 1997 THROUGH MARCH 31, 2000 (Unaudited)



                                                          Voting
                                                       Common Stock                 Preferred Stock
                                                   --------------------          ----------------------  Accumulated
                                                   Shares        Amount          Shares          Amount    Deficit          Total
                                                   ------        ------          ------          ------  -----------        -----

Balances, January 1, 1997......................  24,074,677  $  1,440,000           --            --    $ (1,204,000)   $   236,000
   Exercise of options and warrants ...........   1,501,161       279,000           --            --            --          279,000
   Issuance of stock in private placements ....  14,681,108     2,914,000           --            --            --        2,914,000
   Issuance of stock in lieu of commission ....     539,300       108,000           --            --            --          108,000
   Issuance costs .............................        --        (226,000)          --            --            --         (226,000)
   Estimated fair value of warrants and options
      issued ..................................        --         427,000           --            --            --          427,000
   Net loss ...................................        --            --             --            --        (976,000)      (976,000)
                                                -----------    -----------   -----------    -----------  -----------    -----------
 Balances, December 31, 1997 ...................  40,796,246     4,942,000           --            --      (2,180,000)     2,762,000

   Estimated fair value of warrants and options
      issued ..................................        --         468,000           --            --            --          468,000
   Net loss ...................................        --            --             --            --        (599,000)      (599,000)
                                               -----------    -----------   -----------    -----------  -----------    -----------

Balances, December 31, 1998 ...................  40,796,246     5,410,000           --            --      (2,779,000)     2,631,000

   Conversion of long-term debt to equity .....  18,525,344     2,456,000           --            --            --        2,456,000
   Issuance of stock in private placements ....  13,333,340     1,000,000           --            --            --        1,000,000
   Settlement of liabilities for stock ........   1,520,000       220,000           --            --            --          220,000
   Issuance of stock in lieu of commission ....     953,333        72,000           --            --            --           72,000
   Issuance costs .............................        --         (45,000)          --            --            --          (45,000)
   Issuance of preferred stock ................        --            --       95,450,000     4,000,000          --        4,000,000
   Estimated fair value of options issued .....        --          22,000           --            --            --           22,000
   Common stock issued for services to officers
      and directors ...........................   2,600,000       260,000           --            --            --          260,000
   Net loss ...................................        --            --             --            --      (5,754,000)    (5,754,000)
                                               -----------    -----------   -----------    -----------   -----------    -----------

Balances, December 31, 1999 ...................  77,728,263     9,395,000     95,450,000     4,000,000    (8,533,000)     4,862,000
   Net loss (unaudited) .......................        --            --             --            --      (1,066,000)    (1,066,000)
                                               -----------    -----------   -----------    -----------  -----------    -----------

Balances, March 31, 2000 (unaudited) ..........  77,728,263   $ 9,395,000     95,450,000   $ 4,000,000   $(9,599,000)   $ 3,796,000



               The accompanying notes are an integral part of these consolidated financial statements.


                    CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                For the Three Months                   For the Years Ended
                                                                   Ended March 31,                        December 31,
                                                                --------------------           ----------------------------------
                                                                2000            1999           1999           1998           1997
                                                                ----            ----           ----           ----           ----
                                                             (Unaudited)    (Unaudited)
Cash Flows from Operating Activities:
     Net loss ...........................................   $(1,066,000)   $  (174,000)   $(5,754,000)   $  (599,000)   $  (966,000)
     Adjustments to reconcile net loss to net cash
       provided by (used in) operating activities:
       Depreciation and depletion .......................       446,000        185,000      1,366,000        337,000         19,000
       Amortization of debt issuance costs ..............          --             --             --          658,000        139,000
       Impairment .......................................       500,000           --        3,050,000           --             --
       Provision for doubtful accounts ..................        63,000        323,000      1,630,000        545,000         13,000
       Stock and options issued for services ............          --             --          477,000         43,000         55,000
       Net monetary (gain) or loss ......................       (64,000)      (297,000)      (937,000)    (1,477,000)       (44,000)
     Changes in operating assets and liabilities:
       Decrease (increase) in:
         Receivables ....................................      (276,000)      (317,000)    (1,654,000)      (534,000)      (202,000)
         Prepaid expenses and other .....................        70,000         29,000        211,000       (295,000)       (33,000)
         Inventory ......................................       114,000        (25,000)      (100,000)        41,000        (73,000)
       Increase (decrease) in:
         Accounts payable ...............................      (225,000)        20,000        281,000        226,000         63,000
         Accrued expenses ...............................      (353,000)       249,000        754,000        586,000        113,000
                                                            -----------    -----------    -----------    -----------    -----------
       Net cash used in operating activities ............      (791,000)        (7,000)      (676,000)      (469,000)      (916,000)
Cash Flows from Investing Activities:
     Capital expenditures, principally for
     oil and gas activities .............................    (1,016,000)      (539,000)    (1,404,000)    (1,660,000)    (3,449,000)
     Loan to Ukrainian joint venture ....................          --             --          (16,000)        (6,000)       (50,000)
     Deferred acquisition costs .........................        (8,000)          --         (133,000)          --             --
                                                            -----------    -----------    -----------    -----------    -----------
       Net cash used in investing activities ............    (1,024,000)      (539,000)    (1,553,000)    (1,666,000)    (3,499,000)
Cash Flows from Financing Activities:
     Proceeds from issuance of:
       Common shares ....................................          --          250,000      1,000,000           --        2,914,000
       Convertible term note ............................          --             --             --          600,000        600,000
       Preferred stock ..................................          --             --        4,000,000           --             --
       Debentures .......................................          --             --             --             --        1,000,000
       Warrants and options .............................          --             --             --             --          279,000
     Offering costs related to issuance of shares .......          --             --           (6,000)          --         (119,000)
     Payment on debentures ..............................          --             --             --             --         (230,000)
                                                            -----------    -----------    -----------    -----------    -----------
       Net cash provided by financing activities ........          --          250,000      4,994,000        600,000      4,444,000
Effect of Changes in Foreign
  Exchange on Cash Flows ................................        64,000        297,000        937,000      1,477,000         44,000
                                                            -----------    -----------    -----------    -----------    -----------
Net Increase (Decrease) in Cash
  and Equivalents .......................................    (1,751,000)         1,000      3,702,000        (58,000)        73,000
Cash and Equivalents, beginning of period ...............     3,727,000         25,000         25,000         83,000         10,000
                                                            -----------    -----------    -----------    -----------    -----------
Cash and Equivalents, at end of period ..................   $ 1,976,000    $    26,000    $ 3,727,000    $    25,000    $    83,000
                                                            ===========    ===========    ===========    ===========    ===========
Supplemental Cash Flow Information:
     Cash payments for:
       Interest .........................................   $      --      $      --      $    15,000    $    16,000    $    40,000
                                                            ===========    ===========    ===========    ===========    ===========
       Income taxes .....................................   $    80,000    $    55,000    $   450,000    $   130,000    $      --
                                                            ===========    ===========    ===========    ===========    ===========
Supplemental Disclosure of Non-cash Investing
and Financing Activities:
     Increase (decrease) in payables for
     oil and gas properties .............................   $  (141,000)   $  (328,000)   $   366,000    $   794,000    $ 2,467,000
                                                            ===========    ===========    ===========    ===========    ===========
     Conversion of notes/debentures, including
     principal and accrued interest, to common
     stock ..............................................   $      --      $      --      $ 2,456,000    $      --      $      --
                                                            ===========    ===========    ===========    ===========    ===========
     Settlement of liabilities for stock ................   $      --      $      --      $   220,000    $      --      $      --
                                                            ===========    ===========    ===========    ===========    ===========
     Fair value of warrants issued for debt discount ....           $--    $      --      $      --      $   425,000    $   372,000
                                                            ===========    ===========    ===========    ===========    ===========
     Accrued interest transferred to long-term debt .....   $      --      $      --      $      --      $    86,000    $     1,000
                                                            ===========    ===========    ===========    ===========    ===========
     Common shares issued in lieu of commission .........   $      --      $      --      $    72,000    $      --      $   108,000
                                                            ===========    ===========    ===========    ===========    ===========

               The accompanying notes are an integral part of these consolidated financial statements.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)




1.       NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         -------------------------------------------------------------------

         Nature of Operations - The principal business of Carpatsky Petroleum, Inc. (Carpatsky) is to participate in the exploration, development, production and sale of oil, natural gas and natural gas liquids in Ukraine as a non- operating interest owner through joint ownership and joint venture arrangements. Carpatsky is organized under laws of the Province of Alberta, Canada.

         Continued Operations - Carpatsky has incurred operating losses and negative cash flow in operations since inception. Additionally, Carpatsky has not paid its joint venture partners on a timely basis, which could result in Carpatsky's interest in its Ukrainian projects being permanently reduced (see Note 2). Furthermore, Carpatsky is subject to certain foreign country risks, which are discussed below. If future working capital is not sufficient to meet its obligations, Carpatsky may have to consider other alternatives, including the sale of existing assets, cancellation or modification of existing joint interest agreements, and/or restructuring.

         In September 1999, Carpatsky completed a private placement which raised $1,000,000 in additional equity and holders of debt and payables converted their outstanding obligations of approximately $2,676,000 into common stock. In December 1999, Carpatsky closed a significant preferred stock sale with an industry partner and raised an additional $4,000,000 (see Note 6). In late 1999, Carpatsky also began selling oil and gas on a newly developed spot market in Ukraine, which has resulted in additional cash flow to Carpatsky. In addition, Carpatsky entered into a merger agreement with Pease Oil and Gas Company ("Pease"), a public company (see Note 9). While no assurance can be given, it is hopeful that with the increased and diversified asset base of the newly combined entity and with the continued financial support of its preferred stockholder, Carpatsky will be able to raise additional capital to further develop its Ukrainian oil and gas properties and reduce existing obligations.

         The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The financial statements do not include any adjustments should Carpatsky be unable to continue operations. Continuation of Carpatsky is dependent, among other things, upon the continued funding of its share of current joint venture obligations, as well as future exploration, development, and overhead costs; and ultimately Carpatsky must achieve profitable operations and repatriate funds from Ukraine.

         Concentration of Risks - Carpatsky experiences certain risks not associated with an oil and gas company with operations within the United States. Risks include operations in a foreign country in transition to capitalism where political, social, economic and legal systems are not highly developed. Carpatsky's results may be adversely affected by changes in the political and social conditions in Ukraine, changes in governmental policies with respect to laws and regulations and other considerations as discussed below.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)



         As a developer and a producer of natural resources Carpatsky is subjected to additional regulation, foreign taxes and market restrictions. In addition, the ultimate transfer of funds is subject to repatriation taxes on the net currency to be transferred.

         Furthermore, Ukraine, as it transitions from a socialistic to a market economy, has suffered with a highly inflationary economy. While inflation has been decreasing in recent years, inflation is expected to continue and could increase as a result of unforeseen political and economic pressures.

         Through August 1999, a substantial portion of Carpatsky's natural gas was sold to a state owned utility, which is an affiliate of Carpatsky's joint venture partner in Ukraine (Ukrnafta) (see Note 2). The utility is dependent upon payment by its customers, which are primarily commercial enterprises, in order to generate revenues to pay Carpatsky. Ukraine is a "cash poor" country and many of the gas consumers are unable to, or because of past socialistic practices do not, meet their financial obligations on a timely basis. Carpatsky experienced significant losses as a result of uncollected billings to the utility. In September 1999, Carpatsky began selling natural gas on a newly developed "spot market" in Ukraine. While the price per mcf is less than on the world market or quoted from the affiliated utility, Carpatsky has been generally paid for the gas sold on the spot market. Assuming additional oil and gas reserves are developed by Carpatsky and others, management believes gas will become available for export, irrespective of Ukraine remaining a net importer of gas. Assuming Carpatsky enters into arrangements to export its gas, transportation of gas to export points will subject the joint ventures to additional transportation charges.

         Management believes the opportunities in the Ukraine exceed the associated risks, however, no assurances can be made in connection with any of the above assumptions and Carpatsky will be successful in overcoming the associated risks of operating in Ukraine.

         Principles of Consolidation - The accompanying financial statements include the accounts of Carpatsky and its wholly-owned Delaware subsidiary, Carpatsky Petroleum Corp. (CPC). CPC is a partner in two Ukraine joint ventures with varying ownership interests (see Note 2). Carpatsky proportionately consolidated its interest in these oil and gas joint ventures. All material intercompany transactions and accounts have been eliminated in consolidation.

         Cash and Equivalents - Carpatsky considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Ukraine government placed a lien on the RC Joint Venture (Note 2) cash account until certain taxes (which have been accrued) were paid. As a condition to the equity sale (see Note 6) at December 30, 1999, $500,000 of this cash infusion was used to pay past delinquent taxes in the Ukraine and is reflected as restricted cash at December 31, 1999, and the balance of delinquent taxes was paid from gas revenues subsequent to year-end.

         Inventories - Inventories generally consist of supplies and are valued cost, based on specific identification.

         Oil and Gas Properties - Carpatsky's oil and gas producing activities are accounted for using the full cost method of accounting. Carpatsky has one cost center (full cost pool) since all of its oil and gas producing activities are conducted in Ukraine. Under the full cost method, all costs incurred in the acquisition, development and exploration of oil and gas properties are capitalized. Proceeds from sales of oil and gas properties are credited to the full cost pool with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         Acquisition costs of unproved properties and costs related to exploratory drilling and seismic activities are initially excluded from amortization and categorized as "unevaluated properties" on the balance sheet. These costs are periodically evaluated for impairment and are transferred to properties being amortized ("evaluated properties") when either proved reserves are established or the costs are determined to be impaired. Carpatsky has no unevaluated properties for any of the periods presented.

         The capitalized costs related to all evaluated oil and gas properties are amortized using the units of production method based upon production and estimates of proved reserve quantities. Future costs to develop proved reserves, as well as site restoration, dismantlement and abandonment costs, are estimated based on current costs and are also amortized to expense using the units of production method. Carpatsky will accrue the estimated cost of dismantlement and abandonment over the estimated life of the producing property.

         The capitalized costs of evaluated oil and gas properties (net of accumulated amortization and related deferred income taxes) are not permitted to exceed the full cost ceiling. The full cost ceiling involves a quarterly calculation of the estimated future net cash flows from proved oil and gas properties, using current prices and costs and an annual discount factor of 10%. Accordingly, the value of Carpatsky's oil and gas reserves and the full cost ceiling are both particularly sensitive in the near term to changes in oil and gas prices or production rates.

         Carpatsky has estimated its oil and gas reserves based on the term of Ukrnafta's current exploration license. Even though management believes the license will be extended or other regulatory changes will be made to allow Carpatsky's Ukrainian joint venture to continue producing oil and gas reserves beyond the current license period (see Note 2), no assurance can be given. Therefore, in 1999, Carpatsky recognized a $3,050,000 impairment to reduce the oil and gas properties to the full cost ceiling based on estimated reserves through the current term of the license which is through March 2003. In the first quarter of 2000, an additional $500,000 impairment was recognized, based on the full cost ceiling limitation.

         Other Property and Equipment - Other property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                           Years
                                                                     -----
                Vehicles ........................................        7
                Office equipment ................................   3 to 7

         Depreciation expense related to other property and equipment amounted to $16,000, $14,000 and $15,000 for the years ended December 31, 1999,
         1998 and 1997, respectively.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         The costs of normal maintenance and repairs are charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

         Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The actual results could differ from those estimates.

         Carpatsky's financial statements are based on a number of significant estimates including the allowance for doubtful accounts, assumptions affecting the fair value of stock options and warrants, and oil and gas reserve quantities which are the basis for the calculation of amortization and impairment of oil and gas properties as well as estimated taxes payable in the Ukraine. Management emphasizes that reserve estimates are inherently imprecise and that estimates of more recent discoveries are more imprecise than those for properties with long production histories.

         Ukraine's tax and legal system is relatively new and undergoing rapid development. As such, there is little official interpretation available in that there has been an insufficient period of time for the laws to be thoroughly tested in practice either at an administrative or judicial level. Carpatsky's estimate of Ukraine taxes is Carpatsky's best understanding of laws currently in effect based on the legislation in force, on available official interpretation and unofficial discussion with Ukrainian authorities. Because of the lack of official interpretation available and the fact that the relevant Ukrainian authorities have little experience in interpretations of such laws, estimates as to taxes currently payable in the Ukraine could materially change in the near term.

         Taxes - Upon transfer of funds from the foreign joint ventures to the United States, Carpatsky may be subject to repatriation and withholding taxes. The foreign joint ventures are also subject to (i) a current value added tax (VAT) of 20% for items purchased, which is currently computed for oil and gas companies on a cash basis and (ii) profits tax of 30% currently computed on a semi-accrual basis.

         VAT refundable represents VAT taxes paid, generally on capitalized purchases of oil and gas equipment, which can offset VAT taxes payable on future production. As amounts will be offset against future production, it has been classified as long-term, except to the extent there is a current VAT tax payable.

         Deferred tax assets and liabilities are recognized for future tax effects attributable to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

         Revenue Recognition - Oil and gas revenues are recognized upon delivery to the purchaser. Due to uncertainty surrounding the collection of receivables from past sales of gas, primarily to a government controlled affected utility in Ukraine, Carpatsky has provided for a substantial allowance against its prior unpaid gas sales.

         Barter Transactions - As is customary in undeveloped, cash poor countries, Carpatsky receives and pays for certain transactions in Ukraine in barter; the effects of these transactions are summarized as follows:

                                  For the Three Months Ended       For the Years Ended
                                          March 31,                     December 31,
                                      -----------------         -----------------------------
                                      2000         1999         1999          1998       1997
                                      ----         ----         ----          ----       ----
        Gross barter income ...   $   9,000    $  36,000    $  91,000    $ 104,000    $  40,000
        Costs of bartered goods      (2,000)     (20,000)     (56,000)    (100,000)      (6,000)
                                  ---------    ---------    ---------    ---------    ---------
        Net barter income .....   $   7,000    $  16,000    $  35,000    $   4,000    $  34,000
                                  =========    =========    =========    =========    =========

         Net Loss Per Common Share -Net loss per common share is presented in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, which requires disclosure of basic and diluted earnings per share (EPS). Basic EPS excludes dilution for potential common shares and is computed by dividing income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Basic and diluted EPS are the same in 1999, 1998, and 1997 as all potential common shares were antidilutive.

         Stock-Based Compensation - Carpatsky accounts for stock-based compensation for stock or options issued to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees or directors is measured as the excess, if any, of the quoted market price of Carpatsky's common stock at the measurement date (generally, the date of grant) over the amount an employee must pay to acquire the stock.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         In October 1995, the SFAS issued a statement titled Accounting for Stock-Based Compensation (No. 123). SFAS No. 123 requires that options, warrants, and similar instruments which are granted to non-employees for goods and services be recorded at fair value on the grant date and pro-forma information be provided in the notes to the financial statements for the fair value of options granted to employees and directors. Fair value is generally determined under an option pricing model using the criteria set forth in SFAS No. 123.

         Foreign Currency - Because Ukraine is considered to have a highly inflationary economy, the functional currency for accounting purposes of Carpatsky's Ukrainian operations is the U.S. dollar. Even though the Ukrainian government has reported reduced inflation rates in the last few years, Carpatsky feels the true inflation factor in Ukraine is more accurately reflected in the continuing substantial decline of Ukrainian currency relative to other currencies. The political, social, and economic instability leaves the inflation rates relative to other currencies unpredictable. Therefore, for accounting purposes, translation of foreign currency monetary assets (generally current assets and liabilities) are adjusted as of each balance sheet date and non-monetary assets (consisting principally of Carpatsky's investment in its oil and gas properties) are translated at the historical exchange rate. The net effect of these transaction adjustments are reflected in the statement of operations along with exchange gains and losses in foreign currency transactions. During 1997, 1998, and 1999, this has resulted in a substantial gain due to the significant current liabilities in excess of current assets. If and when the Ukrainian economy is considered not to be highly inflationary, all assets and liabilities will be translated at the exchange rate as of the balance sheet date. Adjustments resulting from translation of foreign currency financial statements (translated gain and losses) will be accumulated in a separate component of equity (such adjustments, however, would be reflected as a component of comprehensive income at that time) and would be transferred to income only on sale, or substantial complete liquidation of Carpatsky's interest in the foreign joint ventures.

         Impact of Recently Issued Accounting Pronouncements - In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and for hedging activities. Carpatsky does not currently engage in any activities that would be covered by SFAS No. 133.

         Unaudited Information - Carpatsky's balance sheet as of March 31, 2000 and the statement of shareholders' equity for the period then ended as well as the statement of operations and cash flows for the three months

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         ended March 31, 2000 and 1999 are prepared by management without audit. However, in the opinion of management, such information includes all adjustments (consisting of normal and recurring items) necessary for the fair presentation of Carpatsky's financial position and results of operations in conformity with generally accepted accounting principles.

2.       JOINT VENTURE ARRANGEMENTS:
         --------------------------

         Carpatsky's oil and gas interests consist of two separate joint ownership/venture arrangements in Ukraine. Common to the oil and gas industry in many foreign countries, Carpatsky does not own any interest in any real property. But rather its rights and obligations are governed by the joint ownership/venture arrangements. The first arrangement, Ukrcarpatoil, Ltd., a joint venture, was formed in 1994 to develop the Bitkov-Babchensky Oil Field in Western Ukraine (Bitkov) with Ukrnafta, a joint stock company controlled by the Ukranian government. Carpatsky owns a 45% interest in the joint venture at Bitkov, which extends for a period of up to 20 years. Under the Ukrcarpatoil joint venture agreement production equal to the level of production on the date of the agreement remains the property of Ukrnafta and 80% of the incremental oil and gas production is the property of Ukrcarpatoil. The profit from the sale of oil and gas production is shared 45% to Carpatsky and 55% by Ukrnafta. Also during the first 10 years of the joint venture, the remaining 20% of incremental production is allocated to Carpatsky. Carpatsky's investment in Bitkov joint venture is approximately $1,026,000 as of December 31, 1999 and revenues and expenses of its operations have not yet been significant.

         In 1995, Carpatsky executed a joint activity agreement (Agreement) with Ukrnafta to undertake the joint development of the Rudovsko-Chervonozavodskoye natural gas and condensate field (the "RC Field" or "RC Joint Venture") in Eastern Ukraine. Ukrnafta's initial contribution was certain uncompleted oil and gas wells. Carpatsky's investment has been based on its contributions, which have primarily been cash. Substantially all of Carpatsky's oil and gas reserves are attributable to this field. Production operations in the field initially commenced after completion of the first well in February 1997. The Agreement contemplated both joint venture parties owning a 50% working interest in the project based on equal contributions to the joint account with Ukrnafta receiving an additional 10% net revenue interest (e.g., Carpatsky would have a 45% net revenue interest if both parties have contributed an equal 50% to the joint account). Under the current operating agreement, the ownership percentage is based on the capital contributions computed on a quarterly basis. Carpatsky's investment in the RC field was approximately $4,780,000 at December 31, 1999.

         Carpatsky has proportionately consolidated its interest based on relative ownership interest as of the end of each quarter for both the Bitkov and RC Field joint arrangements. For the year ended December 31, 1999 and 1998 and March 2000 and 1999 these amounts were 38.8%, 45.0%, and 39.23%, 45.0%, respectively, for the RC Field. The Bitkov field was consolidated using 45% for all periods presented.

         Ukrnafta holds an exploration and pilot production license to the RC Field which will expire on March 30, 2003. Unless the exploration license is converted into a production license, which generally lasts for 20 years, Carpatsky's rights to continue receiving the proceeds of production under the joint agreement will terminate when the license terminates. The granting of a production license is at the discretion of the government of Ukraine.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         Carpatsky's share of net revenues is based on capital contributions to the joint activity's account and is computed on a quarterly basis. Based on a recent review of the payments to and withdrawals from the joint activity's account, Carpatsky notified Ukrnafta that Carpatsky disagreed with certain of the charges to and withdrawals from the account. Ukrnafta and Carpatsky are currently negotiating an agreement to adjust the relative ownership interest of Carpatsky in the joint activity's account. Carpatsky has proposed to Ukrnafta that the relative net revenue interest of Carpatsky be set at 45%. Carpatsky believes that these negotiations will be completed during September 2000. No assurances can be made that Carpatsky will be successful in these negotiations or the timing of a resolution of this disagreement. Any change to the relative ownership will be accounted for on a prospective basis.

         Ukrnafta and Carpatsky have verbally agreed to convert the joint activity agreement and the license covering the RC Field into a production sharing agreement at the earliest practicable time. Because the regulations adopted under the production sharing legislation have not yet been enacted in Ukraine, no assurances can be given as to the timing of receipt of a production sharing agreement.

         If Carpatsky and Ukrnafta are unable to convert the license into a production sharing agreement, the joint venture will continue to operate under the license agreement.

3.       DEBT
         ----

         Notes payable consists of the following:


                                                                                        December 31,
                                                                                      1999         1998
                                                                                      ----         ----
        Promissory note, interest at 12%, collateralized by common shares of
          CPC, past due .......................................................   $  355,000   $  329,000
        Series 1 debenture, interest of 12%, collateralized by common shares of
          CPC, past due, subordinated to the above promissory note ............      220,000      220,000
                                                                                  ----------   ----------
                   Total current debt .........................................      575,000      549,000
        Debt converted into common shares in September 1999:
                   Other Series 1 debentures ..................................         --        780,000
                   Convertible notes, uncollateralized ........................         --      1,228,000
                                                                                  ----------   ----------
                                                                                  $  575,000   $2,557,000
                                                                                  ==========   ==========

         Subsequent to December 31, 1999, the outstanding debt was purchased by the preferred stockholder from the note holders, and the Promissory Note with a principal balance of $355,000 was repaid in full.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


4.       INCOME TAXES:
         ------------

         Carpatsky is delinquent in filing its US and Canadian tax returns. The amounts presented below may change based on the filing of such tax returns, but management believes any change would be offset by a corresponding change in the valuation allowance. As amounts are based on estimates and subject to change without any expected significant impact to Carpatsky's financial position, 1998 comparative amounts are not presented.

         Deferred tax assets (liabilities) as of December 31, 1999 are estimated to be comprised of the following.

                                                                            1999
                                                         ----------------------------------------
                                                                            U.S.
                                                         Subsidiary       Ukrainian     Canadian
                                                         Operations      Operations    Operations
                                                         ----------      ----------    ----------
        Deferred tax assets (liabilities):
              Current:
                Allowance for bad debts ..............  $     --       $   575,000    $   --
              Non-Current:
                Property basis differences ...........    1,000,000      1,200,000        --
                Tax effect of net operating loss
                  carryforwards ......................      300,000          --        900,000
        Less valuation allowance .....................   (1,300,000)    (1,775,000)   (900,000)
                                                        -----------    -----------    --------
        Net deferred tax assets .....................   $     --       $     --      $    --
                                                        ===========    ===========    ========


         Total income tax expense (benefit) differed from the amounts computed by applying the U.S. statutory tax rates to pre-tax income as follows:

                                                                    For the Years Ending
                                                                        December 31,
                                                              --------------------------------
                                                              1999           1998         1997
                                                              ----           ----         ----
        Total benefit computed by applying the
          statutory rate ..............................  $(1,808,000)   $  (158,000)   $(332,000)
        Increase in valuation allowance ...............    2,043,000        271,000      332,000
        Effect of foreign tax rates ...................      212,000         19,000        --
                                                         -----------    -----------    --------
        Income tax expense ............................  $   447,000    $   132,000    $   --
                                                         ===========    ===========    ========

         Income tax expense included in the financial statements represents amounts payable to the Ukraine government. For Canada and U.S. tax reporting purposes, Carpatsky has net operating loss carryforwards
         (NOL) estimated at approximately $2,000,000 and 900,000, respectively. The utilization of its loss carryforwards may be limited based on the potential merger with Pease Oil and Gas Company, and/or ultimately Carpatsky's intent to reincorporate in the United States. The NOL has been fully provided for by a valuation allowance.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)

5.       COMMITMENTS AND CONTINGENCIES:
         -----------------------------

         Environmental - Carpatsky and its foreign joint ventures are subject to environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Carpatsky and/or its joint ventures to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

         Oil and gas companies operating in Ukraine have little, if any, experience with restoring oil and gas properties at the time they are abandoned. Carpatsky intends to use the best information available to accrue such costs over the life of its wells.

         Stock Exchange Compliance Issues - Carpatsky has received notification from the Venture Capital Stock Exchange (formerly the Alberta Stock Exchange) that it is noncompliant with the filing of its annual report. Carpatsky intends to file such information with the inclusion of December 31, 1999, financial statements in the near future. Until the annual report is filed and accepted by the Exchange, Carpatsky's common stock has been delisted and cannot be sold on the public market. While no claims have been made against Carpatsky, until such time as Carpatsky's common stock is relisted for sale, Carpatsky may be exposed to various adverse consequences.

         Contingencies - Carpatsky may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. Carpatsky is not currently involved in any such incidental litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

6.       STOCKHOLDERS' EQUITY:

         Private Placements and Debt Conversions - In September 1999, Carpatsky completed a private placement of securities in which it raised $1,000,000 from the sale of 13,333,340 shares of common stock and 5,000,000 warrants. Each warrant entitled the holder to one share of common stock exercisable at $0.20 through December 31, 2000. Officers and directors of Carpatsky subscribed and paid $475,000 of this private placement. Upon the completion of this private placement, debt holders and other creditors converted $2,007,706 of debt, $220,000 of payables and $448,558 of interest into 20,045,344 shares of common stock and 4,387,904 warrants. In addition, 7,920,000 warrants, which were previously outstanding to those debtholders and other creditors, were canceled and re-issued with new terms in connection with these conversions. The warrants are on the same terms as the private placement. For certain of these common shares Carpatsky has agreed to register for resale at its cost.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)



         On December 30, 1999, Carpatsky sold 95.45 million of its preferred shares and warrants to acquire 12,500,000 common shares to Bellwether Exploration Company (Bellwether) for $4 million. The warrants are exercisable at $.20 per share through December 31, 2000. Carpatsky recognized $336,000 as the implied fair value attributable to the warrants. (This amount was based upon a Black Scholes Model using the same assumptions in computing fair values for options [see below]). The preferred shares are convertible (at $.08 per share) into 50 million Carpatsky common shares, do not carry a preferential dividend and have majority voting rights over Carpatsky as well as a liquidation preference of $4,000,000. Furthermore, if Carpatsky issues for any reason additional shares of voting stock, Bellwether will receive at no cost a like number of additional shares of preferred stock. However, any additional preferred shares issued will not be convertible into common shares. Therefore, the effect of such additional preferred shares is to enable Bellwether to maintain voting control upon the issuance of additional voting stock. In connection with this investment, the Chairman and CEO of Bellwether became the Chairman and CEO of Carpatsky and three Carpatsky directors retired and were replaced by three Bellwether appointees, giving Bellwether four of the current seven directorships of Carpatsky. The funds received were placed in a company cash account, but Bellwether maintains signing control over the disbursements.

         Common Shares Issued for Services - Based on the success of the private offering in September, Carpatsky granted an individual 953,333 shares of common stock, 357,000 warrants (issued on the same terms as the private placement) valued at $72,500. This individual subsequently became an officer of Carpatsky (COO) and such amounts were expensed in operations.

         In connection with the Bellwether financing, the COO was granted 2,000,000 shares of common stock which were previously contingent upon the completion of the Pease merger. These shares were valued at their estimated fair value of $200,000 for financial reporting purposes.

         Stock Option Plans - Carpatsky's shareholders have approved a stock option plan that authorizes an unlimited number of shares for stock options, not to exceed the maximum permitted by the Venture Capital Stock Exchange, that may be granted to officers, directors, employees, and consultants. This amount is currently 10% of the issued and outstanding shares of common stock. Any grantee may not have options exercisable into more than 5% of Carpatsky's common stock at any one time.

         The plan permits the issuance of incentive and nonstatutory options and provides for a minimum exercise price equal to 100% of the fair market value of Carpatsky's common stock on the date of grant. The maximum term of options granted under the plan is 5 years and options granted to employees expire after the termination of employment. None of the options may be exercised during the first six months of the option term.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         The following is a summary of activity under this stock option plan for the years ended December 31, 1999, 1998, and 1997:

                                                            1999                    1998                    1997
                                                    ---------------------  ----------------------    ------------------------
                                                                 Weighted                Weighted                    Weighted
                                                                  Average                 Average                     Average
                                                    Number of    Exercise  Number of     Exercise    Number of       Exercise
                                                      Shares      Price      Shares       Price        Shares         Price
                                                    ---------    --------  ---------     --------    ---------       --------
                 Outstanding, beginning of period   1,622,000  $   .18    1,822,000    $    .21        850,000       $   .14
                      Granted ...................       --        --        200,000         .20      1,700,000           .22
                      Canceled ..................       --        --       (400,000)        .36          --              --
                      Surrendered ...............   1,422,000)    (.18)       --           --            --              --
                      Exercised .................       --        --          --           --         (728,000)          .14
                                                    ----------  ------   ----------      ------     ----------        ------
                 Outstanding, end of period .....     200,000  $   .20    1,622,000    $    .18      1,822,000       $   .21
                                                    ==========  ======   ==========      ======     ==========        ======

         In December 1999, certain officers and directors surrendered 1,422,000 options and were issued an aggregate of 600,000 shares of common stock which was valued at their estimated fair value of $60,000 for financial reporting purposes.

         For all options granted during 1998 and 1997, the exercise price of Carpatsky's common stock on the grant date was greater than the market price. Options which are currently exercisable if not previously exercised, will expire in 2003 (or the earlier of 30 days after a reorganization of Carpatsky as contemplated in the merger with Pease) and are exercisable at $.20.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         Warrants - Carpatsky has also granted warrants and non-qualified options which are summarized as follows:

                                                          1999                        1998                        1997
                                                ------------------------    ------------------------    -----------------------
                                                Number of       Exercise    Number of       Exercise    Number of      Exercise
                                                  Shares          Price       Shares          Price       Shares         Price
                                                ---------       --------    ---------       --------    ---------      --------
Outstanding, beginning of period ............   23,734,300      $   0.25   21,303,415      $   0.25    3,142,500      $   0.25
    Exercised ...............................       --              --         --              --       (773,385)         0.29
    Expired .................................  (15,814,300)         0.25   (2,369,115)         0.25        --              --
    Canceled ................................   (7,920,000)         0.25       --              --       (773,385)         0.29
    Private placement of debt ...............       --              --      4,800,000          0.25    4,000,000          0.25
Granted to:
    Brokers and underwriter in
        private placements ..................      357,500          0.20       --              --      1,987,685          0.25
    Private placement of common stock .......    5,000,000          0.20       --              --     13,720,000          0.25
    Granted for conversion of debt ..........   12,307,904          0.20       --              --           --             --
    Preferred shareholder ...................   12,500,000          0.20       --              --           --             --
                                               -----------      --------  -----------      -------   -----------      --------
Outstanding, end of period ..................   30,165,404      $   0.20   23,734,300      $   0.25   21,303,415      $   0.25
                                               ===========      ========  ===========      ========  ===========      ========

         All warrants will expire on December 31, 2000.

         Pro Forma Stock-Based Compensation Disclosures - Carpatsky applies APB Opinion 25 and related interpretations in accounting for stock options and warrants which are granted to employees and directors. Accordingly, no compensation cost has been recognized for grants of options and warrants to employees since the exercise prices were not less than the fair value of Carpatsky's common stock on the grant dates. Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Carpatsky's net loss and loss per share would have been changed to the pro forma amounts indicated below.

                                             1999         1998        1997
                                             ----         ----        ----
        Net loss
             As reported............... $ (6,090,000)  $ (599,000)  $ (966,000)
             Pro forma.................   (6,114,000)    (611,000)  (1,233,000)
        Net loss per common share:
             As reported...............        (0.12)       (0.01)       (0.03)
             Pro forma.................        (0.12)       (0.01)       (0.03)

         The weighted average fair value of options and warrants granted to employees for the years ended December 31, 1998 and 1997 was $.21 and $.16, respectively. All options granted in 1998 and 1997 were exercisable below the market price. The fair value of options and warrants granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)



                                                    1999       1998     1997
                                                    ----       ----     ----

         Expected volatility ....................  160.0%     154.0%   170.0%
         Risk-free interest rate ................    6.0%       6.0%     6.0%
         Expected dividends .....................    --         --       --
         Expected terms (in years) ..............    1          3.5      4.0

7.       FINANCIAL INSTRUMENTS:
         ---------------------

         SFAS No. 107 requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, at December 31, 1999, management's best estimate is that the carrying amount of cash, receivables, notes payable to unaffiliated parties, accounts payable, and accrued expenses approximates fair value due to the short maturity of these instruments. However, due to changes in the Ukraine inflation rate or foreign currency exchange, these accounts may ultimately be settled at different amounts. Further, the joint ventures have a VAT refundable amount in Ukraine. Such amounts are generally not repaid in cash in Ukraine, but rather are offset against other taxes. Therefore, these offsets are dependent upon continued development and operating profits in Ukraine. Carpatsky expects the recovery or offset of this VAT refundable tax will be in the short term, however, it could extend over a longer period which may reduce its ultimate fair value.

8.       SIGNIFICANT CONCENTRATIONS:
         --------------------------

         Substantially all of Carpatsky's accounts receivable at December 31, 1998, result from crude oil and natural gas sales to entities in Ukraine. This concentration of customers may negatively impact Carpatsky's overall credit risk, since these entities may be similarly affected by changes in economic or other conditions. Carpatsky does not obtain collateral from any of its customers. Historically, a substantial portion of these sales were to an affiliate of Ukrnafta in the RC field. Sales to this affiliate were approximately 47%, 53%, and 10%, respectively, for the years ended December 31, 1999, 1998, and 1997. As previously discussed, prior to the sale of Carpatsky's gas on the spot market, the ultimate payment of the joint venture's receivables were dependent upon payment of this affiliate's customers, which in the past has resulted in significant delinquencies or non-payment. As of December 31, 1999, the net receivable balance from the affiliated entity was not significant, as it has been substantially reserved as uncollectible.

9.       AGREEMENT TO MERGE WITH PEASE OIL AND GAS COMPANY:
         -------------------------------------------------

         On September 1, 1999, Carpatsky and Pease Oil and Gas Company (Pease) entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") to combine their respective businesses through a reverse merger. The Merger Agreement was amended on December 30, 1999 and Carpatsky and Pease are in the process of finalizing a new amendment to

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)


         the agreement in connection with a financing arrangement entered into by Carpatsky with Bellwether Exploration Company (see Note 6). Pursuant to the terms of the amended Merger Agreement, the newly combined entity will have approximately 84.5 million shares outstanding distributed as follows: approximately 87.5% to Carpatsky's former Carpatsky shareholders (including Bellwether who would receive 102,410,000 shares of preferred stock of Pease and assuming these shares were converted into 28,920,984 common shares); approximately 10.5% to former Pease Series B Preferred stockholders; and approximately 2.0% to Pease's current common stockholders. If the merger with Pease is successful, Bellwether's preferred stock will be exchanged into preferred stock of Pease based upon an exchange rate which will enable Bellwether to maintain its voting control, however the conversion rights into common stock will be based on the same exchange ratio as other common shareholders of Carpatsky.

         The Merger Agreement is still conditioned upon, among other things, shareholder approvals. However, the Merger Agreement was unanimously approved by the Boards of Directors of both companies, and the directors and officers of Pease have agreed to vote their shares in favor of the transaction. The parties expect to complete the transaction in early 2000. Pursuant to the Merger Agreement, there is a break fee of $250,000 payable by the defaulting company. In addition, Carpatsky would be required to reimburse Pease for certain accounting and administrative services provided them under a separate agreement dated October 1, 1999.

10.      OIL AND GAS PRODUCING ACTIVITIES:
         --------------------------------

         Costs Incurred in Oil and Gas Producing Activities - The following is a summary of Carpatsky's proportionate costs incurred in oil and gas producing activities for the years ended December 31, 1999, 1998 and 1997:

                                                 1999        1998       1997
                                                 ----        ----       ----
            Property acquisition costs......  $    --     $   --      $   --
            Development costs...............   1,768,000   2,441,000   5,672,000
            Exploration costs...............       --         --          --
                                               ---------   ----------  ---------
                    Total...................  $1,768,000  $2,441,000  $5,672,000
                                               =========   ==========  =========

         Full Cost Amortization Expense - Amortization expense amounted to $1,361,000, $329,000, and $27,000 for the years ended December 31,
         1999, 1998, and 1997, respectively. Amortization expense per equivalent units of natural gas produced (mcfe) amounted to $0.52, $0.60, and $0.33 per mcfe for the years ended December 31, 1999, 1998, and 1997, respectively. Oil is converted to equivalent units of natural gas on the basis of 6 mcf of gas to one barrel of oil.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)



         Oil and Gas Reserve Quantities (Unaudited) - Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those reserves expected to be recovered through existing wells with existing equipment and operating methods. The reserve data is based on studies prepared by Carpatsky's consulting petroleum engineers. Reserve estimates require substantial judgment on the part of petroleum engineers resulting in imprecise determinations, particularly with respect to new discoveries. Accordingly, it is expected that the estimates of reserves will change as future production and development information becomes available. All proved oil and gas reserves are located in the Republic of Ukraine. The following table presents estimates of Carpatsky's net proved oil and gas reserves, and changes therein for the years ended December 31, 1999, 1998 and 1997.

         The reserve estimates are based on Carpatsky's portionate interest as of year end in its joint ventures (see Note 2 regarding Carpatsky's ownership interest). Because the current license in the RC field expires on March 30, 2003, Carpatsky is not permitted to report reserves expected to be produced from the RC field following that date.


                                                           1999                        1998                        1997
                                                     -----------------          -------------------          -----------------
                                                      Oil          Gas           Oil            Gas           Oil          Gas
                                                    (bbls)        (mcf)        (bbls)          (mcf)         (bbls)       (mcf)
                                                     ----          ---          ----            ---           ----         ---
Proved reserves, beginning of year ............     360,000    32,840,000       370,000    31,601,000       375,000    31,612,000
  Extensions, discoveries, revisions and other      (96,000)  (11,081,000)       20,000     2,375,000          --            --
  Production ..................................     (65,000)   (5,926,000)      (30,000)   (1,136,000)       (5,000)      (11,000)
                                                              -----------   -----------   -----------   -----------   -----------
Proved reserves, end of year ..................     199,000    15,833,000       360,000    32,840,000       370,000    31,601,000
                                                ===========   ===========   ===========   ===========   ===========   ===========
Proved developed reserves, beginning of year ..      47,000       835,000        61,000       207,000        66,000       218,000
                                                ===========   ===========   ===========   ===========   ===========   ===========
Proved developed reserves, end of year ........      70,000     7,487,000        47,000       835,000        61,000       207,000
                                                ===========   ===========   ===========   ===========   ===========   ===========

Standardized Measure of Discounted Future Net Cash Flows (Unaudited) - Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Carpatsky has followed these guidelines which are briefly discussed below.

Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

Future income taxes are based on U.S. Statutory rates, the highest tax applicable assuming offsetting benefits will be available for income taxes paid in Ukraine. Repatriation taxes of 15% for funds transferred outside Ukraine have not been considered as such amount ultimately repatriated is not certain.

                     CARPATSKY PETROLEUM, INC. AND SUBSIDIARY

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (Information Subsequent to December 31, 1999 is Unaudited)



The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect Carpatsky's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computation since these estimates are the basis for the valuation process.

The following summary sets forth Carpatsky's future net cash flows relating to proved oil and gas reserves as of December 31, 1999 and 1998 based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                                                     1999            1998
                                                     ----            ----
Future cash inflows ...........................  $ 18,706,000    $ 60,963,000
Future production costs .......................    (8,344,000)    (20,112,000)
Future development costs ......................    (3,302,000)    (17,090,000)
Future income tax expense .....................    (2,191,000)     (8,362,000)
                                                 ------------    ------------
              Future net cash flows ...........     4,869,000      15,399,000
10% annual discount for estimated timing of
  cash flow ...................................    (1,463,000)     (4,620,000)
                                                 ------------    ------------
Standardized Measure of Discounted Future Net
  Cash Flows ..................................  $  3,406,000    $ 10,779,000
                                                 ============    ============

         Changes in Standardized Measure (Unaudited) - The following are the principal sources of change in the standardized measure of discounted future net cash flows for the years ended December 31, 1999, 1998 and 1997:

                                                             1999            1998            1997
                                                             ----            ----            ----

Standardized Measure, beginning of year .............   $ 10,779,000   $  15,357,000   $  13,975,000
Sale of oil and gas produced, net of production costs     (1,401,000)       (461,000)        (16,000)
Net changes in prices and production costs ..........    (18,427,000)    (12,218,000)           --
Net changes in estimated development costs ..........     10,667,000         370,000            --
Revisions of previous quantity estimates and other ..     (4,225,000)      2,699,000            --
Discoveries, extensions, and other additions ........           --              --              --
Accretion of discount ...............................      1,078,000       1,536,000       1,398,000
Changes in income taxes, net ........................      4,943,000       3,496,000            --
                                                        ------------    ------------    ------------
Standardized Measure, end of year ...................   $  3,414,000   $  10,779,000  $   15,357,000
                                                        ============    ============    ============

                                   APPENDIX B






CONFIDENTIAL


June 27, 2000

Board of Directors
Pease Oil & Gas Company
751 Horizon Ct. Suite 203
Grand Junction, CO  81506-8718

Ladies and Gentlemen:


We understand that Pease Oil and Gas Company ("Pease" or "the Company") has entered into a definitive merger agreement (the "Merger") with Carpatsky Petroleum, Inc. ("Carpatsky") whereby Pease will issue approximately 44.96 million shares of common stock plus approximately 102.41 million shares of newly designated preferred stock to acquire all of the outstanding stock of Carpatsky in a reverse triangular merger transaction that is intended to qualify as a "tax-free" reorganization under the Internal Revenue Code of 1986, as amended. We also understand that at or before the closing of the Merger all of the currently outstanding Series B Convertible Preferred Stock of Pease will be exchanged for approximately 8.9 million common shares of Pease.

You have requested our opinion as to whether the Merger, pursuant to the definitive merger agreement, dated August 31, 1999 and amended December 30, 1999 is fair, from a financial point of view, to Pease and its stockholders as of the date hereof (the "Opinion"). For the purposes of the Opinion set forth herein, we have, among other things:

     a. Reviewed the financial terms of the transaction as provided in the definitive Merger Agreement. This included a review of the First Amendment to Merger Agreement, including exhibits.

     b. Reviewed the Pease and Carpatsky disclosure schedules to the Merger Agreement.

     c. Reviewed the financial terms of the Securities Purchase by Bellwether Exploration Company of Convertible Preferred Shares and Warrants of Carpatsky as provided in the Securities Purchase Agreement by and between Carpatsky Petroleum, Inc. and Bellwether Exploration Company including exhibits.

     d. Reviewed the public Securities and Exchange Commission filings of Pease including the most recent 10-QSB, 10-KSB, and the 8-K announcing the planned merger.

     e. Reviewed financial statements of Pease and Carpatsky for each of the last three fiscal years audited by Hein + Associates and the unaudited financial statements for each company for the quarter ended March 31, 2000.

     f. Reviewed internal financial and capitalization schedules describing the operations of Pease prepared by Pease management.

     g. Reviewed reserve reports as of January 1, 1999 and 2000 of Pease oil and natural gas reserves as prepared by Netherland, Sewell & Associates, Inc. and dated March 16, 1999, and February 21, 2000 respectively. Additionally, Houlihan was provided with a pricing sensitivity analysis prepared by the same dated March 18, 1999.

     h. Reviewed reserve reports dated June 30, 1999 of certain leasehold interests of Carpatsky as prepared by Ryder Scott Company, L.P. and dated June 21 and 23, 1999. These reports represent the full contractual interest reserves as well as the paid-in interest reserves assuming Carpatsky will retain an interest in the RC Field for the full economic life of the field beyond March 2001. In addition, we have reviewed reserve reports dated December 31, 1999, 1998 and 1997 of certain leasehold interests of Carpatsky as prepared by Ryder Scott Company, L.P. and dated May 26, 2000. These latter reports establish the reserves attributable to Carpatsky's interest in its principal property under existing arrangements through expiration of those agreements in 2003. Houlihan also reviewed various reserve sensitivity analyses prepared by Ryder Scott.

     i. Reviewed a report of Wise & Treece Petroleum Management, Inc. dated August 23, 1999 which reviews the Ryder Scott reserve report, and calculates an estimated engineered value of the reserves in the Carpatsky interest in the RC field based upon the Ryder Scott data and other assumptions provided by Wise & Treece and Pease management.

     j. Reviewed other due diligence documents and letters including documents reviews, due diligence memos and opinions from Pease management and Ostrander-Krug & Sobel, LLC.

     k. Reviewed several other proposals for mergers, acquisitions, or proposed financings as well various memos from advisors to Pease evaluating several of these various offers.

     l. Reviewed the Agreement Not to Sell or Convert Securities and the Exchange Agreement and Irrevocable Proxy pertaining to the outstanding Series B Convertible preferred stockholders' agreement not to convert outstanding preferred stock to common stock during the merger negotiations and the final agreement by holders of the preferred stock to exchange all outstanding Series B Preferred for a set number of shares of common stock at or before the Effective Time of the merger.

     m. Reviewed the Resolutions of the Pease board of directors and the Amended and Restated Articles of Incorporation proposed to facilitate the merger.

     n. Analyzed the historical trading prices and volumes of Pease and Carpatsky stock as quoted on the NASDAQ Small Cap Market and OTC Bulletin Board in the case of Pease and the Alberta Stock Exchange in the case of Carpatsky.

     o. Analyzed the risk adjusted valuation of Pease assets and the various assets of Carpatsky and the share exchange ratio calculation that determined the number of shares of Pease common stock to be issued in the merger.

     p. Compared Pease and Carpatsky from a financial point of view with certain other companies in the oil and gas exploration and production industry that we deemed to be relevant. Houlihan focused on general financial ratios as well as equity and asset valuation ratios.

     q. Conducted such other studies, analyses, inquiries and investigations as Houlihan deemed appropriate.

In arriving at our Opinion we have considered such factors as we have deemed relevant including, but not limited to: (1) the reserve and engineering values as calculated by Pease advisors, (2) the revised reserves booked for accounting purposes in response to SEC comments, (3) the allocation between preferred and common shareholders of Pease as negotiated by Pease and documented in the Exchange Agreement and Irrevocable Proxy; (4) the historical cash flows of Pease and Carpatsky, (5) the conditions of closing of the Merger, (6) the risks associated with the Merger, (7) the upside potential of the Merger, as described in the due diligence conducted by Pease management, and (8) other due diligence findings of Pease related to the Merger.

During our review, we relied upon and assumed, without independent verification, the accuracy, completeness and fairness of the financial and other information provided, and have further relied upon the assurances of Pease management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of this Opinion. We have not assumed responsibility for any independent verification of this information or undertaken any obligation to verify this information. The management of Pease and Carpatsky informed us that the forecasts and reserve reports provided represent their best current judgment, at the date of the opinion, as to the future financial performance of Pease and Carpatsky, each on a stand-alone basis. We assumed reserve reports had been reasonably prepared based on the current judgment of Pease's and Carpatsky's management. We assumed no responsibility for and express no view as to the forecasts and reserves or the assumptions on which they were based. We did not perform an independent evaluation or appraisal of the assets of either Pease or Carpatsky. Furthermore, we have requested and received a representation letter from Pease indicating that they have read this Opinion letter and that they believe that it is accurate and does not omit any material facts or assumptions.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We disclaim any obligation to advise the Board of Pease or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

Our Opinion does not constitute a recommendation to any stockholder of Pease or Carpatsky as to how such stockholder should vote, or as to any other actions, which such stockholder should take in conjunction with the Merger. This Opinion relates solely to the question of fairness to Pease stockholders, from a financial point of view, of the Merger as currently proposed. Further we express no opinion herein as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, any effects resulting from environmental issue(s), the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting Pease or Carpatsky.

We are expressing no opinion as to the price at which Pease common stock will actually trade at any time. We are also expressing no opinion as to the income tax consequences of the Merger. Our Opinion does not address the relative merits of the Merger, nor does it address the Board's decision to proceed with the Merger.

Richard Houlihan, a director and shareholder of Houlihan Smith & Company, Inc. ("Houlihan") served a term as a Director of Pease from August 10, 1996 to October 2, 1997. Mr. Houlihan also holds an outstanding convertible debenture of Pease with a principal balance of $17,500 maturing in April 2001 paying 10% interest quarterly and warrants to purchase 10,000 shares of Pease at $7.50 per share. Andrew D. Smith, president and shareholder of Houlihan beneficially owns an outstanding convertible debenture of Pease with a principal balance of $17,500 maturing in April 2001 paying 10% interest quarterly. A Due Diligence Study of Pease dated May 31, 1996 was prepared by the Los Angeles Office of Houlihan Valuation Advisors ("HVA"). HVA received a fee for $35,000 plus out-of-pocket expenses for this engagement. Houlihan has no direct ownership of

HVA; however, Richard Houlihan, receives a royalty in conjunction with certain HVA offices in the United States. Additionally, Mr. Houlihan is a part owner of the Los Angeles HVA office. HS&Co. and HVA share office space in downtown Chicago, Illinois; however, HVA has no other economic interest or ownership in HS&Co. Neither Richard Houlihan nor any principals of HVA participated in the preparation or analysis for this Opinion.

It is understood that this Opinion will be included in its entirety in an S-4 Registration Statement filed with the U.S. Securities and Exchange Commission. For purposes of this filing, no summary of or excerpt from this Opinion may be used, and no published reference to this Opinion letter other than the S-4 may be made without our prior express written approval, which shall not be unreasonably withheld. Notwithstanding this restriction, however, this report may be shared with professional advisors and / or consultants on a need -to-know basis.

Houlihan, a National Association of Securities Dealers member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Houlihan will receive a non-contingent from Pease relating to its services in providing this Opinion. In an engagement letter dated July 27, 1999, Pease has agreed to indemnify, defend and hold Houlihan harmless if Houlihan becomes involved in any way in any legal or administrative proceeding related to the services Houlihan provided in rendering the Opinion.:

Based on the foregoing and such other factors as we deem relevant, we are of the opinion that the Merger as defined and described above is fair, from a financial point of view to the stockholders of Pease as of the date hereof.

Very truly yours,
Houlihan Smith & Company, Inc.





D. Grey Merryman, CFA
Vice President

                                   APPENDIX C


                           SECTION 184 OF THE BUSINESS
                           CORPORATIONS ACT (ALBERTA).

184(1) Subject to sections 185 and 234, a holder of shares of any class of a corporation may dissent if the corporation resolves to

     (a) amend its articles under section 167 or 168 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

     (b) amend its articles under section 167 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

     (c) amalgamate with another corporation, otherwise than under section 178 or 180.1,

     (d) be continued under the laws of another jurisdiction under section 182, or

     (e)  sell,  lease or exchange all or  substantially  all its property under section 183.

(2) A holder of shares of any class or series of shares entitled to vote under section 170, other than section 170(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

     (a) at or before any meeting of shareholders at which the resolution is to be voted on, or

     (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

     (a)  by the corporation, or

     (b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

     (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

     (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

     (a)  be made on the same terms, and

     (b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

     (a) is not required to give security for costs in respect of an application under subsection (6), and

     (b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

     (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

     (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

     (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

     (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

     (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

     (f)  the service of documents, and

     (g)  the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

     (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

     (b) giving judgment in that amount against the corporation and in favor of each of those dissenting shareholders, and

     (c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

     (a) the action approved by the resolution from which the shareholder dissents becoming effective,

     (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

     (c)  the pronouncement of an order under subsection (13),

          whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

     (a)  the shareholder may withdraw his dissent, or

     (b)  the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection
(14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

     (a)  the pronouncement of an order under subsection (13), or

     (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favor of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

     (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

     (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

                                   APPENDIX D

                        DELAWARE GENERAL CORPORATION LAW
                          SECTION 262 APPRAISAL RIGHTS

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title, Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                         a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                         b. Shares of stock of any other corporation, or
                    depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                         c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs
                    a. and b. of this paragraph; or

                         d. Any  combination of the shares of stock,  depository
                    receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

         (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

         (d)      Appraisal rights shall be perfected as follows:

                  (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                  (2) If the merger or consolidation was approved pursuant to
         Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

         (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

         (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     Article VII of the Registrant's Articles of Incorporation provides that no director or officer of the Registrant shall be personally liable to the Registrant or any of its shareholders for damages for breach of fiduciary duty as a director or officer, except that such provision will not eliminate or limit the liability of a director or officer for any act or omission which involves intentional misconduct, fraud or a knowing violation of law or for the payment of any dividend in violation of Section 78.300 of the Nevada Revised Statutes.

     Section 78.7532 of the Nevada Revised Statutes permits the Registrant to indemnify its directors, officers, employees and agents if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, the corporation must provide indemnification against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     Section 43 of the Registrant's Bylaws provides that the Registrant shall provide indemnification to Registrant's officers, directors and employees to the fullest extent permitted under the Nevada General Corporation Law.

     Item 21. Exhibits and Financial statement schedules.

         (a) Exhibits. The following is a complete list of exhibits filed as part of this registration statement and which are incorporated in this document.

Exhibit No.                           Document
----------                            -------

2.1       Agreement and Plan of Merger dated August 31, 1999.(3)

2.2       First Amendment to Agreement and Plan of Merger dated December 30,
          1999.(4)

2.3 Amended and Restated Agreement and Plan of Merger (draft dated August __, 2000).

3.1       Articles of Incorporation.(1)

3.2 Certificate of Amendment to the Articles of Incorporation filed on June 23, 1993.(1)

3.3 Certificate of Amendment to the Articles of Incorporation filed on June 29, 1993.(1)

3.4       Plan of Recapitalization.(1)

3.5 Certificate of Amendment to the Articles of Incorporation filed on July 5, 1994.(1)

3.6 Certificate of Amendment to the Articles of Incorporation filed on December 19, 1994.(1)

3.7 Certificate of Amendment to Article IV of the Articles of Incorporation as filed with the Nevada Secretary of State, increasing the authorized shares of common stock of Registrant to 40,000,000 shares, $0.10 par value.(5)

3.8 Certificate of Change in Number of Authorized Shares of Common Stock dated November 18, 1998.(1)

3.9       Bylaws as amended and restated.(1)

3.10 Amended and Restated Articles of Incorporation in the form proposed to be amended.

3.11 Amendment to the Certificate of Designation of Series B 5% PIK Cumulative Convertible Preferred Stock.(6)

5.1 Opinion of Alan W. Peryam, LLC as to legality of Pease common and preferred stock.(2)

5.2       Opinion of McManus Thomson as to certain matters of Canadian law(2).

8.1 Opinion of Haynes and Boone, LLP as to the tax consequences of the proposed merger under the tax laws of the United States.(2)

8.2 Opinion of Feleski Flynn as to the tax consequences of the proposed merger under the tax laws of Canada.(2)

10.1      1993 Stock Option Plan.(1)

10.2      1994 Employee Stock Option Plan.(1)

10.3 Employment Agreement effective December 27, 1994 between Pease Oil and Gas Company and Patrick J. Duncan.(7)

10.4 Agreement between Beta Capital Group, Inc., and Pease Oil and Gas Company dated March 9, 1996.(1)

10.5      Form of Warrants issued to Beta Capital Group, Inc.(1)

10.6      1996 Stock Option Plan.(1)

10.7      1997 Long Term Incentive Option Plan (1)

10.8      Preferred Stock Investment Agreement dated December 31, 1997.(1)

10.9 Exploration Agreement dated 1/1/97 between Parallel Petroleum Corporation, Sue-Ann Production Company, TAC Resources, Inc., Allegro Investments, Inc., Beta Oil and Gas Company, Pease Oil and Gas Company, Meyer Financial Services, Inc., Four-Way Texas, LLC regarding the Ganado Prospect (1)

10.10 Retirement, Severance and Termination of Employment Agreement from James N. Burkhalter dated 1/1/98 (1)

10.11 Severance and Termination of Employment Agreement effective December 7, 1998 between Willard H. Pease, Jr. and Pease Oil and Gas Company.(1)

10.12 Confirmation of Employment Contract effective January 11, 1998 between Patrick J. Duncan and Pease Oil and Gas Company.(1)

10.13 Engagement Letter of San Jacinto Securities, Inc. dated September 4, 1998 with Pease Oil and Gas Company.(1)

10.14 Securities Purchase Agreement between Carpatsky Petroleum Inc. and Bellwether Exploration Company, dated December 30, 1999, with exhibits.

10.15     Bellwether/Carptsky Employment Agreement with Lex Texas dated
          June 1, 2000.

23.1      Consent of HEIN + ASSOCIATES LLP with respect to Pease.

23.2      Consent of Ryder Scott Company, L.P.

23.3      Consent of Alan W. Peryam, LLC (included with Exhibits 5.1).(2)

23.4      Consent of Haynes and Boone, LLP (included with Exhibits 5.1 and
          8.1).(2)

23.5      Consent of McManus Thomson (included with Exhibit 5.3).(2)

23.6      Consent of Houlihan Smith & Company, Inc.(2)

23.7      Consent of Feleski Flynn (Canadian counsel).(2)

23.8      Consent of Vasil Kisil & Partners.(2)

23.9      Consent of Netherland, Sewell & Associates, Inc.

24        Power of Attorney

27.1      Financial Data Schedule-Pease Oil and Gas Company

27.2      Financial Data Schedule-Carpatsky Petroleum Inc.

99        Letter dated 28 April 2000 to Registrant and Carpatsky Petroleum, Inc.
          from Vasil Kisil & Partners and referenced Carpatsky agreements 1-13.

---------------

     (1) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.
     (2)  To be filed by amendment.
     (3) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated September 13, 1999.
     (4) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated December 31, 1999.
     (5) Incorporated by reference to Exhibit 3(i) to Registrant's Form 8-K dated June 11, 1997.
     (6) Incorporated by reference to Exhibit 3.2 to Registrant's Form 8-K dated December 3, 1997.
     (7) Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

     (b) Financial Statement Schedules. Schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information is included in the financial statements or notes thereto.

Item 22.          Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes to respond to requests for information that is incorporated by reference into the prospectus under Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it become effective.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Grand Junction, state of Colorado on August 11, 2000.

                                            PEASE OIL AND GAS COMPANY
                                            (Registrant)


                                            By: /s/ Patrick J. Duncan
                                               ---------------------------------
                                               Patrick J. Duncan, President


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                          Title                      Date
---------                          -----                      ----


/s/ Patrick J. Duncan              President and director     August 11, 2000
-----------------------           (Principal Executive
Patrick J. Duncan                  Officer, Principal
                                   Financial and
                                   Accounting Officer

                                   Director                   August 11, 2000
Steve A. Antry

                                   Director                   August 11, 2000
Stephen L. Fischer

                                   Director                   August 11, 2000
Homer C. Osborne

                                   Director                   August 11, 2000
James C. Ruane

                                   Director                   August 11, 2000
slemons F. Walker


By:   /s/ Patrick J. Duncan
   ------------------------
   Attorney-in-Fact

     This registration statement constitutes the Management Information Circular of Carpatsky Petroleum Inc. provided to shareholders of Carpatsky Petroleum Inc. in connection with the solicitation of proxies for use at the special meeting of shareholders of Carpatsky Petroleum Inc. described herein. The following certificate is provided to shareholders of Carpatsky Petroleum Inc. only under the requirements of the Securities Act (Alberta).

To The Shareholders of Carpatsky Petroleum Inc.

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to state or that is necessary to make a statement not misleading in light of the circumstances in which it was made.


/s/ Doug Manner                                  /s/ Robert Bensh
Douglas G. Manner                                    Robert Bensh
Chief Executive Officer                              Chief Operating Officer

                                 EXHIBIT INDEX


Exhibit No.                           Document
----------                            -------

2.1       Agreement and Plan of Merger dated August 31, 1999.(3)

2.2       First Amendment to Agreement and Plan of Merger dated December 30,
          1999.(4)

2.3 Amended and Restated Agreement and Plan of Merger (draft dated August __, 2000).

3.1       Articles of Incorporation.(1)

3.2 Certificate of Amendment to the Articles of Incorporation filed on June 23, 1993.(1)

3.3 Certificate of Amendment to the Articles of Incorporation filed on June 29, 1993.(1)

3.4       Plan of Recapitalization.(1)

3.5 Certificate of Amendment to the Articles of Incorporation filed on July 5, 1994.(1)

3.6 Certificate of Amendment to the Articles of Incorporation filed on December 19, 1994.(1)

3.7 Certificate of Amendment to Article IV of the Articles of Incorporation as filed with the Nevada Secretary of State, increasing the authorized shares of common stock of Registrant to 40,000,000 shares, $0.10 par value.(5)

3.8 Certificate of Change in Number of Authorized Shares of Common Stock dated November 18, 1998.(1)

3.9       Bylaws as amended and restated.(1)

3.10 Amended and Restated Articles of Incorporation in the form proposed to be amended.

3.11 Amendment to the Certificate of Designation of Series B 5% PIK Cumulative Convertible Preferred Stock.(6)

5.1 Opinion of Alan W. Peryam, LLC as to legality of Pease common and preferred stock.(2)

5.2       Opinion of McManus Thomson as to certain matters of Canadian law(2).

8.1 Opinion of Haynes and Boone, LLP as to the tax consequences of the proposed merger under the tax laws of the United States.(2)

8.2 Opinion of Feleski Flynn as to the tax consequences of the proposed merger under the tax laws of Canada.(2)

10.1      1993 Stock Option Plan.(1)

10.2      1994 Employee Stock Option Plan.(1)

10.3 Employment Agreement effective December 27, 1994 between Pease Oil and Gas Company and Patrick J. Duncan.(7)

10.4 Agreement between Beta Capital Group, Inc., and Pease Oil and Gas Company dated March 9, 1996.(1)

10.5      Form of Warrants issued to Beta Capital Group, Inc.(1)

10.6      1996 Stock Option Plan.(1)

10.7      1997 Long Term Incentive Option Plan (1)

10.8      Preferred Stock Investment Agreement dated December 31, 1997.(1)

10.9 Exploration Agreement dated 1/1/97 between Parallel Petroleum Corporation, Sue-Ann Production Company, TAC Resources, Inc., Allegro Investments, Inc., Beta Oil and Gas Company, Pease Oil and Gas Company, Meyer Financial Services, Inc., Four-Way Texas, LLC regarding the Ganado Prospect (1)

10.10 Retirement, Severance and Termination of Employment Agreement from James N. Burkhalter dated 1/1/98 (1)

10.11 Severance and Termination of Employment Agreement effective December 7, 1998 between Willard H. Pease, Jr. and Pease Oil and Gas Company.(1)

10.12 Confirmation of Employment Contract effective January 11, 1998 between Patrick J. Duncan and Pease Oil and Gas Company.(1)

10.13 Engagement Letter of San Jacinto Securities, Inc. dated September 4, 1998 with Pease Oil and Gas Company.(1)

10.14 Securities Purchase Agreement between Carpatsky Petroleum Inc. and Bellwether Exploration Company, dated December 30, 1999, with exhibits.

10.15     Bellwether/Carptsky Employment Agreement with Lex Texas dated
          June 1, 2000.

23.1      Consent of HEIN + ASSOCIATES LLP with respect to Pease.

23.2      Consent of Ryder Scott Company, L.P.

23.3      Consent of Alan W. Peryam, LLC (included with Exhibits 5.1).(2)

23.4      Consent of Haynes and Boone, LLP (included with Exhibits 5.1 and
          8.1).(2)

23.5      Consent of McManus Thomson (included with Exhibit 5.3).(2)

23.6      Consent of Houlihan Smith & Company, Inc.(2)

23.7      Consent of Feleski Flynn (Canadian counsel).(2)

23.8      Consent of Vasil Kisil & Partners.(2)

23.9      Consent of Netherland, Sewell & Associates, Inc.

24        Power of Attorney

27.1      Financial Data Schedule-Pease Oil and Gas Company

27.2      Financial Data Schedule-Carpatsky Petroleum Inc.

99        Letter dated 28 April 2000 to Registrant and Carpatsky Petroleum, Inc.
          from Vasil Kisil & Partners and referenced Carpatsky agreements 1-13.

---------------

     (1) Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.
     (2)  To be filed by amendment.
     (3) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated September 13, 1999.
     (4) Incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K dated December 31, 1999.
     (5) Incorporated by reference to Exhibit 3(i) to Registrant's Form 8-K dated June 11, 1997.
     (6) Incorporated by reference to Exhibit 3.2 to Registrant's Form 8-K dated December 3, 1997.
     (7) Incorporated by reference to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.